                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-43189

PROSPECTUS

                              GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                      OFFER TO EXCHANGE

                     9 3/4% SENIOR SUBORDINATED NOTES DUE 2007, SERIES A
                               ($100,000,000 PRINCIPAL AMOUNT)
                                             FOR
                                       ALL OUTSTANDING
                          9 3/4% SENIOR SUBORDINATED NOTES DUE 2007
[GRAHAM-FIELD LOGO]      ($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
            NEW YORK CITY TIME ON FEBRUARY 9, 1998, UNLESS EXTENDED

                            ------------------------

     Graham-Field Health Products, Inc., a Delaware corporation (the "Company" or "Graham-Field"), hereby offers, upon the terms and subject to conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"; together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $100 million of its 9 3/4% Senior Subordinated Notes due 2007, Series A (the "New Notes") for up to an aggregate principal amount of $100 million of its outstanding 9 3/4% Senior Subordinated Notes due 2007 (the "Old Notes"). The terms of the New Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined herein) governing the Old Notes. The New Notes and the Old Notes are sometimes referred to collectively as the "Notes."

     The New Notes will bear interest at the rate of 9 3/4% per annum, payable semi-annually on February 15 and August 15, commencing February 15, 1998. Holders of the New Notes will receive interest on February 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance thereof to the date of exchange thereof pursuant to the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes in exchange therefor.

     The New Notes are redeemable for cash at any time on or after August 15, 2002, at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, on or before August 15, 2000, the Company may redeem up to $25 million aggregate principal amount of the Notes with the net proceeds from one or more public offerings of common stock of the Company at the redemption price set forth herein plus accrued and unpaid interest to the date of redemption; provided that at least $75 million aggregate principal amount of the Notes would remain outstanding after giving effect to any such redemption. Upon a Change of Control (as defined herein), the holders of the Notes will have the right to require the Company to repurchase their Notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. See "Description of New Notes."

     The New Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including indebtedness under the Credit Facility (as defined herein). The New Notes will be guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future Restricted Subsidiaries (as defined herein) of the Company (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guaranteeing Subsidiaries including any guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Facility. As of September 30, 1997, the Company had no Senior Debt outstanding and the Guaranteeing Subsidiaries had $10.5 million of Senior Debt outstanding. In addition, the Company had approximately $71.8 million available for borrowing under the Credit Facility. The available borrowings were increased by $25 million on December 30, 1997.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF THE OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 The date of this Prospectus is January 9, 1998

(Continued from Cover)

     The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on February 9, 1998, unless extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer, and does not accept for exchange any Old Notes with respect to the Exchange Offer, the Company will promptly return the Old Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Old Notes may be tendered only in integral multiples of $1,000.

     The New Notes are being offered hereunder in order to satisfy certain obligations of the Company and the Guaranteeing Subsidiaries contained in the Registration Rights Agreement dated August 4, 1997 (the "Registration Rights Agreement") by and among the Company, the Guaranteeing Subsidiaries and Smith Barney Inc., as the initial purchaser (the "Initial Purchaser") with respect to the Initial Offering.

     Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such New Notes and is not engaged in and does not intend to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for Old Notes if such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     Prior to the Exchange Offer, there has been no public market for the New Notes. There can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders to sell the New Notes, or the price at which holders would be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the New Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the New Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes offered hereby. However, the Initial Purchaser is not obligated to do so and any market making may be discontinued at any time without notice.

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses incident to the Exchange Offer.

                             AVAILABLE INFORMATION

     The Company and the Guaranteeing Subsidiaries have filed with the Commission a Registration Statement on Form S-4 under the Securities Act for the registration of the New Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company or the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information filed by the Company with the Commission through its Electronic Data Gathering Analysis and Retrieval (EDGAR) System. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     For so long as any Notes remain outstanding, the Company is obligated under the Indenture to remain subject to the reporting requirements of Section 13 or
Section 15(d) of the Exchange Act and to continue to file with the Commission such information, documents and other reports which are specified in such sections of the Exchange Act. The Company is obligated to file with the Trustee (as defined herein) and cause to be provided to the holders of the Notes copies of such annual reports and of the information, documents and other reports which the Company is required to file with the Commission.

                           INCORPORATION BY REFERENCE

     The information in the following documents filed by the Company with the Commission pursuant to the Exchange Act is incorporated by reference in this
Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Form 10-K/A-3 dated December 23, 1997;

          2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, as amended by Form 10-Q/A dated July 9, 1997;

          3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997;

          4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997;

          5. The Company's Current Report on Form 8-K dated as of March 12, 1997, as amended by Form 8-K/A dated May 12, 1997 (Date of Event: February 28, 1997);

          6. The Company's Current Report on Form 8-K dated as of March 20, 1997, as amended by Form 8-K/A dated May 19, 1997 (Date of Event: March 7,
     1997);

          7. The Company's Current Report on Form 8-K dated as of May 14, 1997 (Date of Event: May 1, 1997);

          8. The Company's Current Report on Form 8-K dated as of June 25, 1997 (Date of Event: June 25, 1997);

          9. The Company's Current Report on Form 8-K dated as of July 17, 1997 (Date of Event: July 17, 1997);

          10. The Company's Current Report on Form 8-K dated as of September 2, 1997 (Date of Event: August 28, 1997);

          11. The Company's Current Report on Form 8-K dated as of September 11, 1997 (Date of Event: September 5, 1997);

          12. The Proxy Statement/Consent Solicitation Statement/Prospectus dated December 19, 1997 contained in the Company's Registration Statement on Form S-4/A (Reg. No. 333-42561); and

          13. The Company's Current Report on Form 8-K dated as of December 31, 1997 (Date of Event: December 30, 1997).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to any person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information filed by the Company that has been incorporated herein by reference (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Company at 400 Rabro Drive East, Hauppauge, New York 11788,
Attention: Corporate Secretary (telephone number (516) 582-5900).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated or where the context otherwise requires, all references herein to "Graham-Field" or the "Company" refer to Graham-Field Health Products, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     Graham-Field Health Products, Inc. ("Graham-Field" or the "Company") manufactures, markets and distributes medical, surgical and a broad range of other healthcare products targeting the home healthcare and medical/surgical markets through a network of dealers and other customers in North America. The Company also markets and distributes products throughout Europe, Central and South America, and Asia. In November 1996, the Company completed the acquisition of Everest & Jennings International Ltd. ("Everest & Jennings"), a major manufacturer and distributor of a broad line of wheelchairs and a distributor of homecare beds. In addition, as more fully described under "Recent Developments", on December 30, 1997, the Company completed the acquisition of Fuqua Enterprises, Inc. ("Fuqua"), one of the leading manufacturers of durable medical equipment and furnishings in the United States.

     The Company's strategic business objective is to become the leading provider of medical products to the rapidly growing home healthcare and medical/surgical markets by offering a comprehensive product line, single-source purchasing and technologically advanced, cost-effective delivery systems. The cornerstone of the Company's sales and marketing strategy is the Company's Consolidation Advantage Program ("C.A.P."). Through C.A.P., the Company strives to become the most efficient and reliable low-cost provider of medical products by offering the Company's customers the ability to reduce their operating costs significantly by consolidating the purchase of multiple product lines through a single source. The Company's sales and marketing representatives consult with the Company's customers to identify the cost efficiencies and savings that can be derived from purchasing all of their product needs through the Company. By consolidating the purchase of multiple products through a single source, the Company's customers significantly reduce their operating costs associated with the purchasing process, including the reduction of delivery expenses, administrative costs and other expenses. The Company believes that its C.A.P. program significantly improves the level of service to its customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing inventory on demand.

     The Company markets and distributes products under its own brand names and under suppliers' names throughout the world. The Company maintains manufacturing and distribution facilities in the United States, Canada, Mexico and Puerto Rico. The Company continuously seeks to expand its product lines by increasing the number of distributorship agreements with suppliers, forming strategic alliances and acquiring other companies and product lines. The Company's products are marketed principally to hospital, nursing home, physician and home healthcare dealers, and healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related businesses.

     Prior to the acquisition of Fuqua, the Company's principal products and product lines included durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment, and power wheelchair seating systems), sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products. By offering a wide range of products from a single source, the Company enables its customers to reduce purchasing costs, including transaction, freight and inventory expenses.

                               THE EXCHANGE OFFER

The New Notes..............  The forms and terms of the New Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Old Notes described under "-- Terms of New Notes."

The Exchange Offer.........  The Company is offering to exchange up to $100 million aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2007, Series A (the "New Notes") for up to $100 million aggregate principal amount of its outstanding 9 3/4% Senior Subordinated Notes due 2007 (the "Old Notes"). Old Notes may be exchanged only in integral multiples of $1,000.

Expiration Date; Withdrawal
  of Tender................  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on February 9, 1998, or such later date and time to which it is extended by the Company (the "Expiration Date"). The tender of the Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
  Exchange Offer...........  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Certain Conditions to the Exchange Offer."

Procedures for Tendering
  Old Notes................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Old Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate", as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Interest on New Notes......  The New Notes will bear interest at the rate of
                             9 3/4% per annum, payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1998. Holders of the New Notes will receive interest on February 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance of the Old Notes to the date of exchange thereof pursuant to the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes in exchange therefor.

Special Procedures for
  Beneficial Owners........  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his or her Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery
  Procedures...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent, prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Registration
Requirements...............  The Company has agreed to use its best efforts to
                             (i) cause the registration statement of which this Prospectus constitutes a part to become effective and (ii) to consummate, no later than 30 days following the date on which such registration statement becomes effective, the registered Exchange Offer pursuant to which holders of the Old Notes will be offered an opportunity to exchange their Old Notes for the New Notes which will be issued without legends restricting the transfer thereof. In the event the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or in certain other circumstances, the Company has agreed to file a Shelf Registration Statement (as defined under "Old Notes; Registration Rights") covering resales of the Old Notes and to use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act and, subject to certain exceptions, keep such Shelf Registration Statement effective until two years after the effective date thereof.

Certain Federal Income Tax
  Considerations...........  For a discussion of certain Federal income tax considerations relating to the exchange of the New Notes for the Old Notes, see "Certain Federal Income Tax Considerations Relating to the Exchange Offer."

Exchange Agent.............  American Stock Transfer & Trust Company is the
                             Exchange Agent. The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent."

     The Old Notes are currently eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, only Old Notes not exchanged will be eligible for PORTAL trading.

                               TERMS OF NEW NOTES

     The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes are registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. See "Description of New Notes."

New Notes..................  $100,000,000 aggregate principal amount of 9 3/4%
                             Senior Subordinated Notes due 2007, Series A.

Maturity Date..............  August 15, 2007.

Interest Payment Dates.....  February 15 and August 15 of each year, commencing
                             February 15, 1998.

Subordination..............  The New Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company, including indebtedness under the Credit Facility. The New Notes will be guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future Restricted Subsidiaries of the Company (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guaranteeing Subsidiaries including any guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Facility. As of September 30, 1997, the Company had no Senior Debt outstanding and the Guaranteeing Subsidiaries had $10.5 million of Senior Debt outstanding (excluding guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Facility). In addition, the Company had approximately $71.8 million available for borrowing under the Credit Facility. The available borrowings were increased by $25 million on December 30, 1997. See "Description of Credit Facility."

Optional Redemption........  Except as provided below, the New Notes are not redeemable at the Company's option prior to August 15, 2002. Thereafter, the New Notes will be redeemable, in whole or in part, at the option of the Company, at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption. In addition, prior to August 15, 2000, the Company may, at its option, redeem up to $25 million aggregate principal amount of the Notes with the net proceeds from one or more public offerings of common stock of the Company at the redemption price set forth herein plus accrued and unpaid interest to the date of redemption; provided that at least $75 million aggregate principal amount of the Notes would remain outstanding after giving effect to any such redemption. See "Description of New Notes -- Optional Redemption."

Change of Control..........  In the event of a Change of Control, each holder of
                             Notes will have the right to require the Company to repurchase such holder's Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. In the event a Change of Control were to occur, there can be no assurance that the Company will have available funds sufficient to repurchase all of the Notes that holders elect to tender. In addition, the Credit Facility prohibits the Company from repurchasing Notes without the consent of the lenders. See "Description of New Notes -- Repurchase at the Option of Holders -- Change of Control."

Offer to Purchase..........  The Company will be required in certain circumstances to make an offer to purchase Notes and certain other indebtedness, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, with the net cash proceeds of certain asset sales. The Credit Facility, however, prohibits the Company from repurchasing Notes without the consent of the lenders. See "Description of New Notes -- Repurchase at the Option of Holders -- Asset Sales."

Restrictive Covenants......  The indenture under which the Old Notes were issued and the New Notes will be issued (the "Indenture") contains covenants including, but not limited to, covenants with respect to limitations on the following matters: (i) the incurrence of additional indebtedness, (ii) the creation of liens, (iii) restricted payments, (iv) sales of assets, (v) mergers and consolidations, (vi) payment restrictions affecting subsidiaries and (vii) transactions with affiliates. See "Description of New Notes -- Certain Covenants."

Use of Proceeds............  There will be no cash proceeds to the Company from the Exchange Offer. See "Use of Proceeds of New Notes."

                                  RISK FACTORS

     Holders of Old Notes should carefully consider matters set forth under the caption "Risk Factors" prior to making a decision with respect to the Exchange Offer. See "Risk Factors."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                                                                 NINE MONTHS ENDED SEPTEMBER 30,
                                           YEAR ENDED DECEMBER 31,                               --------------------------------
                             ---------------------------------------------------   PRO FORMA                          PRO FORMA
                                                                                       AS                                 AS
                                                   ACTUAL                         COMBINED(1)          ACTUAL        COMBINED(1)
                              1992       1993       1994       1995       1996        1996         1996      1997        1997
                             -------   --------   --------   --------   --------  ------------   --------  --------  ------------
STATEMENT OF OPERATIONS
  DATA:
Net revenues:
  Medical equipment and
    supplies...............  $91,626   $101,526   $105,951   $112,113   $143,083    $328,390     $100,674  $189,515    $279,910
  Interest and other
income.....................      771         81         75        301        559       2,369          537       759         946
                             -------    -------    -------   --------   --------    --------     --------  --------
                              92,397    101,607    106,026    112,414    143,642     330,759      101,211   190,274     280,856
Costs and expenses:
  Cost of revenues.........   61,334     72,537     74,079     78,525     99,641     232,574       69,203   128,100     186,891
  Selling, general and
administrative.............   24,799     31,078     31,964     29,428     34,578     104,644       25,678    43,976      72,566
  Interest expense.........    1,727      2,447      2,697      2,720      2,578      15,923        1,962     4,557      10,370
  Purchased in process
research & development
costs(2)...................       --         --         --         --     12,800      12,800           --        --          --
  Merger related
charges(2).................       --         --         --         --      3,000       3,000           --        --          --
Reorganization charge(3)...    1,640         --         --         --         --          --           --        --          --
                             -------    -------    -------   --------   --------    --------     --------  --------
                              89,500    106,062    108,740    110,673    152,597     368,941       96,843   176,633     269,827
                             -------    -------    -------   --------   --------    --------     --------  --------
Income (loss) before income
  taxes (benefit),
  extraordinary item and
  cumulative effect of
  change in accounting
  principle................    2,897     (4,455)    (2,714)     1,741     (8,955)    (38,182)       4,368    13,641      11,029
Income taxes (benefit).....    1,092     (1,418)      (735)       694      2,918      (6,689)       1,943     5,395       4,837
                             -------    -------    -------   --------   --------    --------     --------  --------
Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle................    1,805     (3,037)    (1,979)     1,047    (11,873)    (31,493)       2,425     8,246       6,192
Extraordinary loss on early
  retirement of debt (net
  of tax benefit of
  $383)(4).................       --         --         --         --       (736)       (736)          --        --          --
Cumulative effect of change
  in accounting
  principle................       --        530         --         --         --          --           --        --          --
                             -------    -------    -------   --------   --------    --------     --------  --------
Net income (loss)..........    1,805     (2,507)    (1,979)     1,047    (12,609)    (32,229)       2,425     8,246       6,192
Preferred stock
  dividends................       --         --         --         --         --       1,065           --       799         799
                             -------    -------    -------   --------   --------    --------     --------  --------
Net income (loss) available
  to common stockholders...  $ 1,805   $ (2,507)  $ (1,979)  $  1,047   $(12,609)   $(33,294)    $  2,425  $  7,447    $  5,393
                             =======    =======    =======   ========   ========    ========     ========  ========
OTHER FINANCIAL DATA:
Gross margin(5)............     33.1%      28.6%      30.1%      29.9%      30.4%       29.2%        31.3%     32.4%       33.2%
Depreciation and
  amortization.............  $ 2,327   $  3,136   $  3,531   $  3,347   $  3,539    $ 12,622     $  2,487  $  4,700    $  9,102
EBITDA(6)..................  $ 7,820   $  1,047   $  3,439   $  7,507   $ 12,403    $  3,794     $  8,280  $ 22,139    $ 29,555
Adjusted EBITDA(6)(7)......       --         --         --         --         --    $ 12,143           --        --          --
Capital expenditures.......  $ 1,821   $    762   $  1,123   $    709   $  1,085          --          762     3,637          --
Ratio of EBITDA to interest
  expense(6)...............      4.5x       0.4x       1.3x       2.8x       4.8x        0.2x         4.2x      4.9x        2.9x
Ratio of adjusted EBITDA to
  interest expense(6)(7)...       --         --         --         --         --         0.8x          --        --          --
Ratio of earnings to fixed
  charges(8)...............      3.2x       N/A        N/A        1.6x       3.3x        N/A          3.0x      3.8x        2.0x

                                                                                                            SEPTEMBER 30, 1997
                                                                                                         ------------------------
                                                                                                                     PRO FORMA
                                                                                                          ACTUAL   AS ADJUSTED(1)
                                                                                                         --------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................................  $  5,682     $  7,650
Working capital........................................................................................   115,172      112,463
Total assets...........................................................................................   293,048      558,576
Long-term debt (including capital leases due after one year)...........................................   108,440      161,906
Stockholders' equity...................................................................................   136,258      300,948

---------------
(1) Gives effect to (a) the acquisitions (including the acquisition of Fuqua) described in the Pro Forma Combined Condensed Financial Information appearing elsewhere in this Prospectus and (b) the sale of the Old Notes and the application of the net proceeds therefrom, as if such transactions had occurred on January 1, 1996 for the purpose of the Statement of Operations Data, and as if those transactions that were completed subsequent to September 30, 1997 had occurred at that date for the purpose of the Balance Sheet Data. Does not give effect to interest income derived from the net proceeds from the Offering, after giving effect to the repayment of certain indebtedness as described in "Use of Proceeds of Old Notes." See "Pro Forma Combined Condensed Financial Information."

(2) During 1996, the Company recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 of merger-related expenses. See Note 2 of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(3) The results of operations for 1992 include a reorganization charge relating primarily to the implementation and opening of the Company's St. Louis Facility (as defined herein).

(4) The extraordinary item is related to the early retirement of the indebtedness underlying the John Hancock Mutual Life Insurance Note and Warrant Agreement dated as of March 12, 1992, as amended (the "John Hancock Indebtedness"), and represents a "make-whole" payment and the write-off of unamortized deferred financing costs associated with this indebtedness. See
    Note 8 of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(5) Represents (i) net revenue from medical equipment and supplies minus cost of revenues as a percentage of (ii) net revenue from medical equipment and supplies.

(6) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, non-recurring charges, interest and other income and extraordinary items. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net earnings as an indicator of the Company's operating performance or for cash flow as a measure of liquidity.

(7) Adjusted EBITDA represents 1996 EBITDA, on a pro forma basis as adjusted, after giving effect to certain cost savings related to the acquisition of Everest & Jennings, including (i) payroll and other savings related to the reduction in the Everest & Jennings headcount, (ii) elimination of corporate offices of Everest & Jennings, (iii) closing of the outside warehouses of Everest & Jennings, (iv) renegotiation of the telephone contracts of Everest & Jennings, (v) elimination of the MIS consultants of Everest & Jennings, and (vi) outsourcing the manufacture of homecare wheelchairs of Everest & Jennings, in each case as if these cost savings had been realized as of January 1, 1996.

                                                                        ADJUSTED
                                                                         EBITDA
                                                                     --------------
                                                                     (IN THOUSANDS)
            EBITDA pro forma as adjusted..........................      $  3,794
            Payroll and other savings related to reduction in
              Everest & Jennings headcount........................         6,309
            Elimination of corporate offices of Everest &
              Jennings............................................           177
            Closing of outside warehouses of Everest & Jennings...           145
            Renegotiation of telephone contracts..................           108
            Elimination of MIS consultants of Everest &
              Jennings............................................           300
            Outsourcing the manufacture of homecare wheelchairs of
              Everest & Jennings..................................         1,310
                                                                         -------
            Adjusted EBITDA.......................................      $ 12,143
                                                                         =======

(8) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from operations before income taxes, non-recurring items and extraordinary items plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the estimated interest component of rent expense. The ratio of earnings to fixed charges for the year ended December 31, 1996 on a pro forma as adjusted basis after giving further pro forma effect to the cost savings referred to in Note 7 above would have been .83x. Earnings did not cover fixed charges during the following periods by the following amounts: 1993 -- $4,455,000;
    1994 -- $2,714,000; and 1996 pro forma as adjusted -- $22,382,000.

                                  THE COMPANY

     The Company was organized under the laws of the State of Delaware on April 6, 1981 under the name, Patient Technology, Inc. On May 27, 1988, the Company changed its name to Graham-Field Health Products, Inc. Except where the context otherwise requires, the word "Company" or "Graham-Field" as used herein includes all of its subsidiaries. The Company's executive offices are located at 400 Rabro Drive East, Hauppauge, New York 11788, and its telephone number is (516) 582-5900.

                                  RISK FACTORS

     Holders of Old Notes should carefully consider the specific factors set forth below as well as the other information included in this Prospectus before deciding to accept the Exchange Offer. The risk factors set forth below are generally applicable to the Old Notes as well as the New Notes.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

     The Company has indebtedness which is substantial in relation to its stockholders' equity, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of September 30, 1997, the Company had approximately $108.4 million of long-term debt outstanding, net of the current portion, including the Old Notes, which represents 44% of total capitalization. See "Capitalization." In addition, as of September 30, 1997, the Company had available approximately $71.8 million under the Company's credit facility (the "Credit Facility") with IBJ Schroder Business Credit Corp. ("IBJ"). The available borrowings were increased by $25 million on December 30, 1997. See "Description of Credit Facility."

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including, but not limited to the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates.

     The Company's ability to pay interest on the Notes and to satisfy its other obligations will depend upon the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. Although the Company's cash flow from operations has been sufficient to meet its debt service obligations in the past, there can be no assurance that the Company's operating results will continue to be sufficient for the Company to meet its obligations. The Company may be required to refinance the Notes at maturity. No assurance can be given that, if required, the Company will be able to refinance the Notes on terms acceptable to it, if at all. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

LIMITATIONS IMPOSED BY CERTAIN INDEBTEDNESS

     The Indenture contains certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations. The Credit Facility contains similar and more restrictive covenants, including a restriction on the repayment and prepayment of principal on the Notes, and also requires the Company to meet certain financial ratios and tests. These covenants may significantly limit the operating and financial flexibility of the Company and may limit its ability to respond to changes in its business or competitive activities. The ability of the Company to comply with such provisions may be affected by events beyond its control. In the event of any default under the Credit Facility or the Notes, the Credit Facility lenders could elect to declare all amounts borrowed under the Credit Facility, together with accrued interest, to be due and payable. If the Company were unable to repay such borrowings, the lenders thereunder could proceed against the collateral securing the Credit Facility, which consists of substantially all of the property and assets of the Company. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness and the Notes (which are subordinated in right of payment to such indebtedness) in full. See "Description of Credit Facility."

SUBORDINATION

     The payment of principal, premium, if any, interest and Liquidated Damages (as defined under "Old Notes; Registration Rights"), if any, on the Notes will be subordinated to the prior payment in full of all existing and future Senior Debt of the Company, including indebtedness under the Credit Facility, and, therefore, in the event of the bankruptcy, liquidation or reorganization of the Company, the assets of the Company will not be available to pay obligations under the Notes until all such Senior Debt has been paid in full. Furthermore, any payment with respect to a Subsidiary Guarantee also will be subordinated to the payment of Senior Debt of that Guaranteeing Subsidiary, including the Guaranteeing Subsidiary's guarantee of the Company's obligations under the Credit Facility. As a result, there may not be sufficient assets remaining after such bankruptcy, liquidation or reorganization to pay amounts due on the Notes. As of September 30, 1997, the Company had no Senior Debt outstanding and the Guaranteeing Subsidiaries had $10.5 million of Senior Debt outstanding (excluding guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Facility). In addition, as of September 30, 1997, the Company had approximately $71.8 million available for borrowings under the Credit Facility. The available borrowings were increased by $25 million on December 30, 1997 in connection with an amendment to the Credit Facility. See "Description of Credit Facility." The Indenture permits the Company to incur additional Senior Debt from time to time, subject to certain limitations.

     The subordination provisions of the Indenture provide that no payment may be made by the Company with respect to the Notes upon the occurrence of a default in the payment of principal, premium, if any, or interest on certain Designated Senior Debt (as defined herein). In addition, upon the occurrence of any other event entitling the holders of such Designated Senior Debt to accelerate the maturity thereof and receipt by the Trustee (as defined herein) of written notice of such occurrence, the holders of such Designated Senior Debt will be able to block payment on the Notes for specified periods of time. If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would nonetheless constitute an event of default under the Indenture and would entitle the holders of the Notes to accelerate the maturity thereof. See "Description of New Notes -- Subordination."

BIL OWNERSHIP

     As of September 30, 1997, BIL (Far East Holdings) Limited ("BIL"), a Hong Kong corporation and the former majority stockholder of Everest & Jennings, and its affiliate, BIL Securities (Offshore) Limited, a New Zealand corporation (collectively, "BIL") controlled approximately 34% of the voting power of the Company's capital stock. This amount declined to approximately 24% following the issuance of shares to Fuqua stockholders in connection with Graham-Field's acquisition of Fuqua. Pursuant to an amendment dated as of May 1, 1997 to the Amended and Restated Stockholder Agreement dated as of September 3, 1996, as amended on September 19, 1996 (the "BIL Stockholder Agreement"), among the Company, BIL and Irwin Selinger, the Chairman of the Board and Chief Executive Officer of the Company, BIL may purchase in the open market an aggregate of up to 49% of the voting power of the Company's capital stock. This could make it difficult for a third party to acquire control of the Company without the consent of BIL and, therefore, may discourage third parties from making an acquisition proposal or seeking to acquire the Company. A third party would be likely to negotiate any such transaction with BIL and the interests of BIL may be different from the Company's other stockholders. In addition, BIL is entitled pursuant to the terms of the BIL Stockholder Agreement to nominate two directors to the Company's Board of Directors. The BIL Stockholder Agreement also requires the Company, prior to issuing securities in certain transactions, to offer BIL the right to participate proportionally in such issuance. However, the BIL Stockholder Agreement places certain restrictions on BIL's ability to purchase or sell shares of the Company's capital stock. Such restrictions limit BIL's ability to acquire the Company or to facilitate the acquisition of the Company by a third party. See "Certain Transactions -- BIL Stockholder Agreement."

RISKS ASSOCIATED WITH ACQUISITIONS AND JOINT VENTURES

     The Company has historically pursued, and intends to continue to pursue, a strategy of growth through acquisitions and joint ventures. From January 1, 1996 through September 30, 1997, the Company completed seven acquisitions. See "Pro Forma Combined Condensed Financial Information." In addition, on December 30, 1997, the Company completed the acquisition of Fuqua. See "Recent Developments." Acquisitions and joint ventures involve numerous risks, including the risks associated with entering into new geographic or product markets, assuming undisclosed liabilities and incurring additional debt and amortization expense related to goodwill and other intangible assets, any of which could have an adverse effect on the Company's operating results.

     The process of integrating management, services, administrative organizations, facilities, management information systems and other operational aspects of acquired businesses or product lines can be time consuming and costly and may distract management from day-to-day operations. The difficulties of integration may be increased by challenges in coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. If the Company is to realize the anticipated benefits of past and future acquisitions, the operations of the acquired entities must be combined and integrated successfully and efficiently. There can be no assurance that the Company's integration processes will be successful or that the anticipated benefits of any past or future acquisitions will be realized. Furthermore, there can be no assurance that there will not be substantial unanticipated costs or other material adverse effects associated with past or future acquisitions and integration activities conducted by the Company. See "Pro Forma Combined Condensed Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In addition, Graham-Field's allocation of the purchase price paid in connection with the acquisition of Fuqua among Fuqua's assets and liabilities (including purchased in-process research and development) set forth in the pro forma financial statements appearing elsewhere in this Prospectus is preliminary and may be adjusted based on fair value appraisals to be conducted by Graham-Field. See Note 1.d. under "Unaudited Pro Forma Combined Condensed Financial Information -- Unaudited Pro Forma Combined Condensed Financial Information of Graham-Field Health Products, Inc." Such appraisals could result in a material reallocation of the purchase price among the assets and liabilities of Fuqua, which could in turn have a material adverse effect on the results of operations of the combined entity through a charge to earnings from a write-off of purchased in-process research and development costs or a change to goodwill from that set forth in the pro forma statements of operations, resulting in a corresponding change in amortization expense from that currently reflected in the pro forma statements of operations.

     Finally, although Graham-Field considers Fuqua's Leather Operations (as defined under "Recent Developments") an asset, Graham-Field views them as unrelated to Graham-Field's principal and core business. Accordingly, Graham-Field intends to dispose of the Leather Operations as soon as reasonably practicable and, consequently, will treat the Leather Operations as an asset held for sale for accounting purposes. See "Unaudited Pro Forma Combined Condensed Financial Information." However, there can be no certainty as to when, and if, the Leather Operations will be disposed of, the consideration Graham-Field will receive therefor and the terms associated with such disposition.

COMPETITION

     The medical supply industry is characterized by intense competition. Many of the Company's competitors have substantially greater financial and other resources than the Company and may succeed at utilizing these resources to obtain a temporary or permanent competitive advantage over the Company. Many of the products distributed by the Company are available from several sources, and many of the Company's customers tend to have relationships with several distributors. Price reductions by the Company's competitors could result in similar price reductions by the Company. The Company purchases certain products from its competitors and sells certain of its products to its competitors. In addition, competitors of the Company could obtain exclusive rights from manufacturers to market particular products not currently subject to the Company's exclusive distribution arrangements. Manufacturers could also increase their efforts to sell directly to healthcare providers, and thereby eliminate the role of distributors, such as the Company.

     The changing United States healthcare environment in recent years has led increasingly to intense competition among medical, surgical and healthcare distributors and to industry consolidation among healthcare providers and medical/surgical supply distributors. The acquisition of any of the Company's significant customers could result in the loss of such customers by the Company, thereby negatively impacting its business and operating results. In addition, barriers to entry in each of the Company's markets are relatively low, and the risk of new competitors entering any market, including the risk of any of the Company's existing competitors expanding into new markets, particularly on a local level, is high. There can be no assurance that competitors of the Company will not succeed in developing or marketing products which are more effective or efficient than those marketed by the Company. Such developments may render the Company's products obsolete or noncompetitive. Accordingly, the Company's success is dependent in part upon its ability to respond to both medical and technological changes through the development, introduction, sourcing and distribution of new products. Given that product development involves a high degree of risk, there can be no assurance that the Company's new product development efforts will result in commercially successful products. In each of the Company's markets, any of the foregoing competitive pressures, as well as further consolidation of medical/surgical supply distributors and of healthcare providers generally, may inhibit the Company's ability to achieve price increases or may result in price decreases and consequently may negatively impact revenues and margins. There can be no assurance that the Company will be able to compete effectively in its industry.

DEPENDENCE ON KEY SUPPLY CONTRACTS

     Everest & Jennings' business is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its commodity wheelchairs and wheelchair components pursuant to an exclusive supply agreement (the "Wheelchair Supply Agreement") with P.T. Dharma Polimetal ("P.T. Dharma"), an Indonesian manufacturer. The term of this agreement extends until June 30, 2000, and on each July 1 thereafter will be automatically extended for one additional year unless Everest & Jennings elects not to extend or Everest & Jennings has failed to order at least 50% of the contractually specified minimums and P.T. Dharma elects to terminate. If the Wheelchair Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable wheelchair supply agreement with another manufacturer. The failure by the Company to secure alternative sources of supply would result in a material adverse effect on the Company's business and financial condition.

     Everest & Jennings obtains homecare beds for distribution solely pursuant to a supply agreement with Maxwell Products, Inc. (the "Bed Supply Agreement"). The Bed Supply Agreement contains an initial term of two years expiring in August 1999, and provides for the supply of a minimum and maximum number of homecare beds during the term of the agreement. If the Bed Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. The failure by the Company to secure alternative sources of supply would result in a material adverse effect on the Company's business and financial condition.

CHANGES IN HEALTHCARE INDUSTRY

     In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including efforts at national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. The Company's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms may have on the Company or its customers and suppliers.

     While the growth of the healthcare industry continues to be strong, the impact of third-party pricing pressures and low barriers to entry have dramatically reduced profit margins for suppliers. Continued growth in managed care and capitated plans have pressured independent home medical equipment suppliers to find ways of becoming more cost competitive with national providers. This has also led to consolidations among manufacturers and distributors as smaller companies with limited product lines seek out partners with potential for significant synergies. In addition, certain healthcare product suppliers are consolidating in order to promote better utilization of resources and improve service to customers, thereby maintaining margin and market share. The Company's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results.

GOVERNMENTAL REGULATION

     The Company and its customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments, and the Company cannot predict the extent to which future legislative and regulatory developments concerning its practices and products for the healthcare industry may affect the Company. Certain of the Company's products are subject to government regulation in the United States and other countries. In the United States, the Food, Drug, and Cosmetic Act, as amended (the "FDC Act"), and other statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, marketing, advertising and promotion of such products. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. Under the FDC Act, the Company, as a marketer, distributor and manufacturer of healthcare products, is required to obtain the approval of Federal and foreign governmental agencies, including the Food and Drug Administration ("FDA"), prior to marketing, distributing and manufacturing certain of those products. Delays in receipt of or failure to receive required approvals or clearances, the loss of previously received approvals or clearances, or failures to comply with existing or future regulatory requirements in the United States or in foreign countries could have a material adverse effect on the Company's business. Foreign sales are subject to similar pre-marketing requirements.

     The Company is required to comply with the FDA's "Good Manufacturing Practices for Medical Devices" ("GMP") regulations which sets forth requirements for, among other things, the Company's manufacturing process and associated record creation and maintenance, including tests and sterility. Further, the Company's plants and operations are subject to review and inspection by local, state, Federal and foreign governmental entities. The FDA also has the authority to issue performance standards for devices manufactured by the Company, which it has not done to date. In the event that such performance standards were issued, the Company's products would be required to conform, which could result in significant additional expenditures for the Company. The impact of FDA regulation on the Company has increased in recent years as the Company has increased its manufacturing operations. The Company's suppliers are also subject to similar governmental requirements. There can be no assurance that changes to current regulations or additional regulations imposed by the FDA will not have an adverse impact on the Company's business and financial condition in the future.

     In addition, the Company is subject to a variety of other federal and state regulations, including, but not limited to, those administered by the U.S. Department of Labor and the U.S. Occupational Safety and Health Administration. See "Business -- Governmental Regulation."

REIMBURSEMENT OF HEALTHCARE COSTS

     In certain cases, the ability of the Company's customers to pay for the products supplied by the Company depends upon governmental and private insurer reimbursement policies. Consequently, those policies have an impact on the level of the Company's sales and its ability to collect receivables on a timely basis. Continuing governmental and private third-party payor cost-cutting efforts have led and may continue to lead to significant reduction in reimbursement levels. Furthermore, governmental reimbursement programs, such as the Medicare and Medicaid programs, are subject to substantial regulation by Federal and state governments, which are continually reviewing and revising the programs and their regulations. For example, the Balanced Budget Act of 1997 provides for a five-year freeze through 2002 on updates to the Medicare fee reimbursement schedules for durable medical equipment. Although the Company does not believe that this freeze would have a material adverse effect on the Company, there can be no assurance that this or any other change to reimbursement levels will not have a material adverse effect on the Company.

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's profitability depends in part on its ability to establish and maintain patent protection of its proprietary technologies, products and processes, and the preservation of its trade secrets. In addition, the Company must operate without infringing upon the proprietary rights of other parties. There can be no assurance that any United States or international patents issued or licensed to the Company will not be successfully challenged, invalidated or circumvented or will provide commercially significant protection to the Company, or that patents will be issued in respect of patent applications to which the Company currently holds rights. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information not covered by patents to which the Company owns rights or obtain access to the Company's know-how or that others will not be issued patents which may prevent the sale of one or more of the Company's products or require licensing and the payment of significant fees by the Company in order to enable the Company to conduct its business. The Company is involved in the ordinary course of business in patent-related lawsuits or other actions, none of which the Company believes is material. However, defense and prosecution of patent claims is costly and time consuming, regardless of an outcome favorable to the Company, and can result in the diversion of substantial financial and managerial resources from the Company's primary business activities. Additionally, adverse outcomes of such claims could have a material adverse effect on the Company's business and financial condition.

RISK OF PRODUCT LIABILITY CLAIMS AND INSURANCE

     The sale, manufacture and distribution of healthcare products involve an inherent risk of product liability claims and related adverse publicity. There can be no assurance that the Company will not become subject to a significant number of such claims or incur significant liabilities due to such claims. Although the Company maintains product liability insurance coverage and has certain rights to indemnification from third parties, there can be no assurance that claims outside of or exceeding such coverage will not be made, that the Company will be able to continue to obtain insurance coverage at commercially reasonable costs or at all or that the Company will be successful in obtaining indemnification from such third parties. Potential losses from liability claims and the effect which product liability litigation may have on the reputation and marketability of the Company's products could have a material adverse effect on the Company's business and financial condition.

COST OF SHIPPING

     Shipping is a significant expense in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service and other delivery services and typically bears certain costs of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on the Company's operating results. Similarly, strikes or other service interruptions by such shippers could adversely affect the Company's ability to deliver products on a timely basis, which could have an adverse effect on the Company's relationships with its customers.

DEPENDENCE ON AND NEED FOR KEY PERSONNEL

     Due to the specialized nature of its business, the Company is dependent upon the continued services and management of its Chairman of the Board and Chief Executive Officer, Irwin Selinger, and the other executive officers listed in the table under "Management." Although the Company believes it has incentive and compensation programs designed to retain key executives, the Company generally does not have contracts with its executive officers other than Mr. Selinger. In July 1981, Mr. Selinger entered into a ten-year employment agreement with the Company, which was extended in June 1991 for a five-year period ending July 8, 1996, and on May 3, 1996 for an additional five-year period ending July 8, 2001. The employment agreement provides, among other things, that if Mr. Selinger's employment is terminated for any reason (other than dishonesty or disability), the Company shall pay (i) to Mr. Selinger if he is then living, (ii) to his surviving widow if the employment agreement terminates by reason of death, or (iii) to Mr. Selinger's legal representative if Mr. Selinger leaves no surviving widow, or if Mr. Selinger's surviving widow dies prior to the fulfillment of the Company's obligations, as the case may be, an amount equal to Mr. Selinger's annual salary payable in the year of termination multiplied by the number, including any fraction, of years from the date of termination to the end of the employment term. In addition, Mr. Selinger's employment agreement provides that during the employment term and for a period of one year following termination of employment, if termination occurs as a result of a breach of the employment agreement by Mr. Selinger, Mr. Selinger will not directly or indirectly engage in any business or invest in any privately held company or own more than one percent of the outstanding securities of any publicly owned corporation which competes with any business of the Company. The Company also does not maintain key-man insurance with respect to any of its executive officers. If Mr. Selinger or any of such other executive officers were to leave the Company, operating results could be adversely affected. In addition, the Company's continued growth is dependent upon its ability to attract and retain skilled employees. There can be no assurance that the Company will be successful in recruiting and retaining personnel of the requisite calibre or quantity to enable the Company to conduct its business as planned.

CURRENCY FLUCTUATIONS; RISKS RELATING TO INTERNATIONAL OPERATIONS

     A portion of the Company's operations are conducted outside the United States. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, trade barriers, political risks, including political instability, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions by foreign governments. There can be no assurance that such risks will not have a material adverse effect on the Company's business and operating results.

POTENTIAL INABILITY TO EFFECT A CHANGE OF CONTROL OFFER OR AN ASSET SALE OFFER

     A Change of Control would require the Company to refinance substantial amounts of indebtedness. Upon a Change of Control, the holders of the Notes would be entitled to require the Company to repurchase their Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the repurchase date. In addition, certain asset sales by the Company will require the Company to make an offer to repurchase Notes with the proceeds of such asset sales at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the repurchase date. However, the Credit Facility prohibits the purchase of the Notes by the Company unless and until the indebtedness under the Credit Facility is repaid in full and the Credit Facility has been terminated. The Company's failure to purchase the Notes would result in a default under the Indenture and the Credit Facility. The inability to repay the indebtedness under the Credit Facility, if accelerated, would also constitute an event of default under the Indenture, which could have adverse consequences to the Company and the holders of the Notes. In such event, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Credit Facility and the Notes. See "Description of Notes -- Repurchase at the Option of Holders."

FRAUDULENT CONVEYANCE; PREFERENTIAL TRANSFER

     If the court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or the Company or a Guaranteeing Subsidiary, as the case may be, as a debtor-in-possession, were to find under relevant Federal or state fraudulent conveyance statutes that the Company or Guaranteeing Subsidiary, as the case may be, did not receive fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Notes or the Subsidiary Guarantees and that, at the time of such incurrence, the Company or such Guaranteeing Subsidiary (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining with the Company or such Guaranteeing Subsidiary constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court, subject to applicable statutes of limitation, could avoid the Company's obligations under the Notes or such Guaranteeing Subsidiary's obligations under its Subsidiary Guarantee, subordinate the Notes or such Subsidiary Guarantee to other indebtedness of the Company or such Guaranteeing Subsidiary or take other action detrimental to the holders of the Notes.

     The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than all that company's property at a fair valuation, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency, a court could avoid an incurrence of indebtedness, including the Notes or a Subsidiary Guarantee, if it determined that such transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes or a Subsidiary Guarantee, to the claims of all existing and future creditors on similar grounds. Based upon financial and other information currently available to it, management believes the Company and each Guaranteeing Subsidiary is solvent. However, there can be no assurance as to what standard a court would apply in order to determine whether the Company or a Guaranteeing Subsidiary was "insolvent" upon consummation of the sale of the Notes and the granting of the Subsidiary Guarantees.

     Additionally, under Federal bankruptcy or applicable state insolvency law, if certain bankruptcy or insolvency proceedings were initiated by or against the Company or a Guaranteeing Subsidiary within 90 days after any payment by the Company with respect to the Notes or any payment by a Guaranteeing Subsidiary with respect to its Subsidiary Guarantee or if the Company or a Guaranteeing Subsidiary anticipated becoming insolvent at the time of such payment, all or a portion of such payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

UNSPECIFIED USE OF PROCEEDS

     In addition to repayment of certain indebtedness under the Credit Facility and the repayment in full of the BIL Senior Loan (as defined herein), the Company intends to use the net proceeds from the Initial Offering for general corporate purposes, including the possible acquisition of one or more businesses, the opening of additional Graham-Field Express facilities and strategic alliances. However, a final determination of the use of such proceeds has not been made. See "Use of Proceeds of Old Notes." Thus, management and the Board of Directors of the Company will be able to determine the specific uses for such proceeds without first seeking approval from the Company's stockholders, unless such approval is required by law.

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

     There is no existing market for the New Notes, and there can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders of the New Notes to sell their New Notes or the price at which such holders would be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the New Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the New Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes. However, the Initial Purchaser is not obligated to do so and any market making may be discontinued at any time without notice. Notwithstanding the registration of the New Notes in the Exchange Offer, holders who are "affiliates" (as defined under Rule 405 of the Securities Act) of the Company may publicly offer for sale or resell the New Notes only in compliance with the provisions of Rule 144 under the Securities Act.

CONSEQUENCES OF FAILURE TO EXCHANGE; POSSIBLE ADVERSE EFFECT ON TRADING MARKET FOR OLD NOTES

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act and applicable state laws, or pursuant to an exemption therefrom. Subject to the obligation by the Company to file a Shelf Registration Statement covering resales of Old Notes in certain circumstances, the Company does not intend to register the Old Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the Exchange Offer, it is expected that a substantial decrease in the aggregate principal amount of Old Notes outstanding will occur. As a result, it is unlikely that a liquid trading market will exist for the Old Notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the Old Notes. See "The Exchange Offer" and "Old Notes; Registration Rights."

                          USE OF PROCEEDS OF NEW NOTES

     This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive, in exchange, Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described herein under "The Exchange
Offer -- Terms of the Exchange Offer." The Old Notes surrendered in exchange for the New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the outstanding debt of the Company.

                          USE OF PROCEEDS OF OLD NOTES

     The net proceeds to the Company from the sale of the Old Notes, after deducting fees and expenses payable by the Company in connection with the Initial Offering, were approximately $95.5 million. The Company has used approximately $52.7 million of the net proceeds from the Initial Offering to repay a portion of the outstanding indebtedness under the Credit Facility and $5.0 million of the net proceeds from the Initial Offering to repay in full the BIL Senior Loan. See "Description of Credit Facility" and "Certain
Transactions -- BIL Loans" for a description of the terms of the Credit Facility and the BIL Senior Loan. The Company used the remaining proceeds of approximately $37.8 million for general corporate purposes, including funding for acquisitions, the opening of additional Graham-Field Express facilities and strategic alliances.

                              RECENT DEVELOPMENTS

     On September 5, 1997, the Company entered into an Agreement and Plan of Merger (the "Fuqua Merger Agreement") to acquire Fuqua. The acquisition was completed on December 30, 1997. Fuqua, through its subsidiaries, is a manufacturer of a variety of medical products for the acute, long-term and home healthcare markets (the "Medical Products Operations"). The Medical Products Operations were formed through the acquisition of three businesses: Basic American Medical Products, Inc., a leading manufacturer and supplier of beds and patient room furnishings to the long-term care industry; the medical products operations of Lumex Medical Products, Inc., a leading manufacturer and supplier of patient aids, specialty seating products, bathroom safety products and durable medical products to the home healthcare industry; and Prism Enterprises, Inc., which produces heat and cold packs as well as obstetrical vacuum pumps. Fuqua also produces a broad line of leathers that are sold to manufacturers of shoes, handbags, personal leather goods and furniture in both the United States and foreign markets (the "Leather Operations"). Although the Company considers the Leather Operations an asset, it intends to dispose of the Leather Operations as soon as reasonably practicable. See "Pro Forma Combined Condensed Financial Information".

     Pursuant to the Fuqua Merger Agreement, a wholly-owned subsidiary of the Company was merged with and into Fuqua with Fuqua continuing as the surviving corporation wholly owned by the Company (the "Merger"). In the Merger, stockholders of Fuqua received 2.1 shares (the "Exchange Ratio") of the Company's common stock, par value $.025 per share ("Common Stock") in a tax-free exchange for each share of common stock of Fuqua ("Fuqua Common Stock"). At the effective time of the Merger, there were 4,482,709 shares of Fuqua Common Stock outstanding. The Company also assumed approximately $64 million of debt in the Merger. The Company will account for the transaction as a purchase. See "Pro Forma Combined Condensed Financial Information" and "Index to Financial Statements -- Fuqua Enterprises, Inc."

     Fuqua's business, operations, properties and management were described in detail under the heading "Certain Information Concerning Fuqua" in the Proxy Statement/Consent Solicitation Statement/Prospectus dated December 19, 1997 furnished to stockholders of Graham-Field and Fuqua in connection with their approval of the Merger and forming a part of Graham-Field's Registration Statement on Form S-4/A (Reg. No. 333-42561), which description is hereby incorporated by reference herein and made a part hereof. With respect to the Medical Products Operations, the Company intends to integrate and consolidate certain of the combined entity's manufacturing operations. Fuqua's Prism Enterprises, Inc. and Basic American Medical Products, Inc. operations will continue to operate as stand-alone entities. The home healthcare and medical/surgical business units of Fuqua will become fully-integrated with the Company's business units, and the long-term care medical products business will continue to operate at a separate business unit through Fuqua's Basic operations. It is anticipated that each of the manufacturing facilities of the combined entity will operate through the Company's distribution network. In connection with the Merger, Fuqua's name was changed to "Lumex/Basic American Holdings, Inc."

     The Company believes that the Merger will position the Company as one of the leading suppliers of durable medical products in the healthcare industry. The Company's distribution network and advanced technology systems will provide significant growth opportunities for Fuqua's proven manufacturing capabilities and well-established product lines. With a long history of providing customers with quality healthcare products, the Basic American, Lumex and Prism names are established brands representing leading names to long-term, home health and acute care customers. Fuqua is among the leading suppliers of many of its product lines, including long-term care medical beds, specialty seating products, bathroom safety products, vacuum pumps and heat and cold packs. Basic American is one of the leading single source providers of patient room furnishings in the United States. Integration and cross-selling opportunities between the companies will present significant growth opportunities for the Company. Moreover, the Company will be able to use existing relationships of Fuqua to cross-sell products to nursing home care customers, a virtually untapped marketplace for the Company.

     Prior to the consummation of the Merger, Fuqua was subject to the informational requirements of the Exchange Act and in accordance therewith, filed reports and other information with the Commission. Such reports and other information can be inspected and copied or obtained at the addresses of the Commission set forth under "Available Information" above.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company at September 30, 1997, and as adjusted to give effect to the Merger. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                           SEPTEMBER 30, 1997
                                                                        ------------------------
                                                                                      PRO FORMA
                                                                         ACTUAL      COMBINED(1)
                                                                        --------     -----------
                                                                             (IN THOUSANDS,
                                                                           EXCEPT SHARE DATA)
Cash and cash equivalents.............................................  $  5,682      $   7,650
                                                                        ========       ========
Short-term debt:
  Current maturities of long-term debt................................     2,054          2,434
          Total short-term debt.......................................  $  2,054      $   2,434
                                                                        ========       ========
Long-term debt, less current maturities:
  Long-term debt......................................................  $  8,440      $  61,906
  Senior Subordinated Notes...........................................   100,000        100,000
                                                                        --------       --------
          Total long-term debt........................................  $108,440      $ 161,906
                                                                        ========       ========
Stockholders' equity:
  Series A preferred stock, par value $.01 per share: authorized
     shares 300,000, none issued......................................  $     --      $      --
  Series B preferred stock, par value $.01 per share: authorized
     shares 6,100, issued and outstanding 6,100.......................    28,200         28,200
  Series C preferred stock, par value $.01 per share: authorized
     shares 1,000, issued and outstanding 1,000.......................     3,400          3,400
  Common stock, par value $.025 per share: authorized shares
     60,000,000, issued and outstanding 21,155,691 and 30,569,380.....       530            777
  Additional paid-in capital..........................................   115,702        280,145
  (Deficit)...........................................................   (11,548)       (11,548)
  Unrealized gain on marketable securities............................        72             72
  Cumulative translation adjustment...................................        61             61
                                                                        --------       --------
  Subtotal............................................................   136,417        301,107
  Notes receivable from sale of shares................................      (159)          (159)
                                                                        --------       --------
     Total stockholders' equity.......................................   136,258        300,948
                                                                        --------       --------
          Total capitalization........................................  $244,698      $ 462,854
                                                                        ========       ========

---------------
(1) See "Unaudited Pro Forma Combined Condensed Financial Information -- Pro Forma Combined Condensed Balance Sheet."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     As a condition to the purchase of the Old Notes by the Initial Purchaser, the Company entered into the Registration Rights Agreement with the Initial Purchaser pursuant to which the Company agreed (i) to file, no later than October 3, 1997, a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes for New Notes of the Company with terms substantially identical to the Old Notes, (ii) to use best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act no later than December 2, 1997 and (iii) to consummate the Exchange Offer no later than 30 days following the date on which the Exchange Offer Registration Statement becomes effective. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to file the registration statement containing this Prospectus or to effect the Exchange Offer, or if certain holders of the Old Notes notify the Company that they are not permitted to participate in, or would not receive freely tradeable New Notes pursuant to, the Exchange Offer, the Company will use its best efforts to cause to become effective a Shelf Registration Statement with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until two years after the effective date thereof. The Old Notes are subject to the payment of Liquidated Damages (as defined herein) under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Old Notes; Registration Rights."

     Each holder of the Old Notes who wishes to exchange such Old Notes for New Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "Old Notes; Registration Rights."

RESALE OF NEW NOTES

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that, except as described below, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer with the intention or for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act. This Prospectus may be used for an offer to resell, resale or other retransfer of New Notes only as specifically set forth herein. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Old Notes properly tendered and not withdrawn prior to

5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes surrendered pursuant to the Exchange Offer. Old Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the New Notes will be the same as the form and terms of the Old Notes except the New Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Old Notes, such that both series will be treated as a single class of debt securities under the Indenture.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

     As of the date of this Prospectus, $100 million aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offer.

     The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Old Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

     The Company shall be deemed to have accepted for exchange properly tendered Old Notes when, as and if the Company shall have given oral or written notice thereof to the Exchange Agent and complied with the provisions of Section 2 of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Certain Conditions to the Exchange Offer."

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date," shall mean 5:00 p.m., New York City time on February 9, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Old Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest at a rate of 9 3/4% per annum, payable semi-annually, on each February 15 and August 15, commencing February 15, 1998. Holders of New Notes will receive interest on February 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance thereof to the date of exchange thereof for New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Old Notes for exchange, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

          (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

          (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent. During any such extensions, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above. The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time or from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

PROCEDURES FOR TENDERING

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such

Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent on or prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

     The tender by a holder which is not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Old Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder of Old Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of the Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under " -- Exchange Agent" on or prior to 5:00 p.m., New York City time, on the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Old Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except an otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under " -- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes were registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the BookEntry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

     American Stock Transfer & Trust Company has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

          By Mail:                      By Facsimile                      By Hand:
   American Stock Transfer              Transmission:              American Stock Transfer
       & Trust Company                  (718)234-5001                  & Trust Company
 40 Wall Street, 46th Floor                                      40 Wall Street, 46th Floor
  New York, New York 10005                                        New York, New York 10005
                                    To Confirm Receipt of
                                  Facsimile and For General
                                        Information:
                                       (212) 936-5100
                                       (718) 921-8200

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, and related fees and expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, certificates representing Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes, as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

         SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

     The following selected consolidated financial information with respect to the Company's financial position as of December 31, 1995 and 1996, and its results of operations for the years ended December 31, 1994, 1995 and 1996, has been derived from the audited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's financial position as of December 31, 1992, 1993 and 1994 and with respect to the Company's results of operations for the years ended December 31, 1992 and 1993, has been derived from audited consolidated financial statements of the Company that are not included in this Prospectus. The selected financial information for the nine months ended September 30, 1996 and 1997 has been derived from the unaudited condensed consolidated financial statements of the Company appearing elsewhere in this Prospectus, which in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary to present fairly the information set forth therein. The results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the full year. The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                             NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                      ---------------------------------------------------   -------------------
                                       1992       1993       1994       1995       1996       1996       1997
                                      -------   --------   --------   --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Medical equipment and supplies....  $91,626   $101,526   $105,951   $112,113   $143,083   $100,674   $189,515
  Interest and other income.........      771         81         75        301        559        537        759
                                      -------    -------    -------   --------   --------    -------   --------
                                       92,397    101,607    106,026    112,414    143,642    101,211    190,274
Costs and expenses:
  Cost of revenues..................   61,334     72,537     74,079     78,525     99,641     69,203    128,100
  Selling, general and
    administrative..................   24,799     31,078     31,964     29,428     34,578     25,678     43,976
  Interest expense..................    1,727      2,447      2,697      2,720      2,578      1,962      4,557
  Purchased in-process research &
    development costs(1)............       --         --         --         --     12,800         --         --
  Merger related charges(1).........       --         --         --         --      3,000         --         --
  Reorganization charge(2)..........    1,640         --         --         --         --         --         --
                                      -------    -------    -------   --------   --------    -------   --------
                                       89,500    106,062    108,740    110,673    152,597     96,843    176,633
                                      -------    -------    -------   --------   --------    -------   --------
Income (loss) before income taxes
  (benefit), extraordinary item and
  cumulative effect of change in
  accounting principle..............    2,897     (4,455)    (2,714)     1,741     (8,955)     4,368     13,641
Income taxes (benefit)..............    1,092     (1,418)      (735)       694      2,918      1,943      5,395
                                      -------    -------    -------   --------   --------    -------   --------
Income (loss) before extraordinary
  item and cumulative effect of
  change in accounting principle....    1,805     (3,037)    (1,979)     1,047    (11,873)     2,425      8,246
Extraordinary loss on early
  retirement of debt (net of tax
  benefit of $383)(3)...............       --         --         --         --       (736)        --         --
Cumulative effect of change in
  accounting principle..............       --        530         --         --         --         --         --
                                      -------    -------    -------   --------   --------    -------   --------
Net income (loss)...................    1,805     (2,507)    (1,979)     1,047    (12,609)     2,425      8,246
Preferred stock dividends...........       --         --         --         --         --         --        799
                                      -------    -------    -------   --------   --------    -------   --------
Net income (loss) available to
  common stockholders...............  $ 1,805   $ (2,507)  $ (1,979)  $  1,047   $(12,609)  $  2,425   $  7,447
                                      =======    =======    =======   ========   ========    =======   ========

                                                                                             NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                       1992       1993       1994       1995       1996       1996       1997
                                      -------   -------    -------    --------   --------   -------    --------
                                                            (IN THOUSANDS, EXCEPT RATIOS)
OTHER FINANCIAL DATA:
Gross margin(4).....................    33.1%      28.6%      30.1%      29.9%      30.4%      31.3%      32.4%
Depreciation and amortization.......  $ 2,327   $  3,136   $  3,531   $  3,347   $  3,539   $  2,487   $  4,700
EBITDA(5)...........................  $ 7,820   $  1,047   $  3,439   $  7,507   $ 12,403   $  8,280   $ 22,139
Capital expenditures................  $ 1,821   $    762   $  1,123   $    709   $  1,085   $    762   $  3,637
Ratio of EBITDA to interest
  expense(5)........................      4.5x        .4x       1.3x       2.8x       4.8x       4.2x       4.9x
Ratio of earnings to fixed
  charges(6)........................      3.2x       N/A        N/A        1.6x       3.3x       3.0x       3.8x

                                                         DECEMBER 31,                          SEPTEMBER 30,
                                      ---------------------------------------------------   -------------------
                                        1992      1993       1994       1995       1996       1996       1997
                                      --------   -------   --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........  $  2,777   $   388   $    104   $    226   $  1,241   $    596   $  5,682
Working capital.....................    33,988    29,997     29,389     35,061     14,064     36,600    115,172
Total assets........................   100,043    99,891    102,454    103,011    207,194    112,694    293,048
Long-term debt (including capital
  leases due after one year)........    21,950    22,719     22,107     20,462      6,535     18,067    108,440
Stockholders' equity................    59,636    57,697     56,152     60,970    114,503     62,431    136,258

---------------
(1) During 1996, the Company recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 of merger expenses. See Note 2 of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(2) The results of operations for 1992 include a reorganization charge relating primarily to the implementation and opening of the Company's distribution center located in St. Louis, Missouri (the "St. Louis Facility").

(3) The extraordinary item is related to the early retirement of the John Hancock Indebtedness and represents a "make-whole" payment and the write-off of unamortized deferred financing costs associated with this indebtedness. See Note 8 of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(4) Represents (i) net revenue from medical equipment and supplies net revenue minus cost of revenues as a percentage of (ii) net revenue from medical equipment and supplies net revenue.

(5) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, non-recurring charges, interest and other income and extraordinary items. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net earnings as an indicator of the Company's operating performance or cash flow as a measure of liquidity.

(6) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from operations before income taxes, non-recurring items and extraordinary items plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the estimated interest component of rent expense. Earnings did not cover fixed charges during the following periods by the following amounts: 1993 -- $4,455,000 and 1994 -- $2,714,000.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

        UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF
                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

     The following unaudited pro forma combined condensed financial information reflects financial information with respect to (1) the merger (the "Merger") of a wholly-owned subsidiary of Graham-Field with and into Fuqua Enterprises, Inc. ("Fuqua") on December 30, 1997, (2) Graham-Field's acquisitions of (i) Everest & Jennings International Ltd. ("Everest & Jennings") on November 27, 1996 (the "Everest & Jennings Acquisition"), (ii) V.C. Medical Distributors, Inc. ("V.C. Medical") on September 4, 1996 (the "V.C. Medical Acquisition"), (iii) Motion 2000 Inc. ("Motion 2000") and Motion 2000 Quebec Inc. ("Motion Quebec" and, together with Motion 2000, the "Motion 2000 Companies") on February 28, 1997,
(iv) Kuschall of America, Inc. ("Kuschall") on March 7, 1997, (v) LaBac Systems, Inc. ("LaBac") on June 25, 1997, and (vi) Medi-Source, Inc. ("Medi-Source") on August 21, 1997 (the acquisitions, other than the Everest & Jennings Acquisition and the V.C. Medical Acquisition, in this clause (2) are collectively referred to as the "Other Recent 1997 Acquisitions"; the Other Recent 1997 Acquisitions and the V.C. Medical Acquisition are collectively referred to as the "Other Recent Acquisitions"; and the Other Recent Acquisitions, the Merger and the Everest & Jennings Acquisition are collectively referred to as the "Acquisitions"), and (3) the sale by Graham-Field of its Senior Subordinated Note's due 2007 (the "Old Notes") completed on August 4, 1997 and application of the net proceeds therefrom. See "-- Unaudited Pro Forma Combined Condensed Financial Information of Fuqua Enterprises, Inc." for financial information with respect to recent acquisitions completed by Fuqua.

     The unaudited pro forma combined condensed financial information gives effect to the adjustments described in the notes attached thereto. The accompanying unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheet of Graham-Field as of September 30, 1997 and the historical consolidated balance sheet of Fuqua, as if the Merger had occurred on September 30, 1997. The accompanying unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 1997 combines the historical consolidated statements of operations of Graham-Field on a pro forma basis with those of the Motion 2000 Companies, Kuschall, LaBac, Medi-Source and Fuqua as if the Other Recent 1997 Acquisitions and the Merger had occurred at January 1, 1997. The accompanying unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 combines the historical consolidated statements of operations of Graham-Field on a pro forma basis with those of V.C. Medical, Everest & Jennings, the Motion 2000 Companies, Kuschall, LaBac, Medi-Source and Fuqua as if the Acquisitions had occurred at January 1, 1996. The historical consolidated statements of operations of Graham-Field have been restated to reflect the acquisition of Medical Supplies of America, Inc. ("Medapex") on August 28, 1997, which was accounted for as a pooling of interests. The unaudited pro forma combined condensed financial information, as adjusted, also gives effect to the completion of the sale of the Old Notes and the use of proceeds therefrom.

     As a result of the Merger, the management of Graham-Field anticipates that the combined entity will achieve significant cost savings and economies of scale. Graham-Field has plans to eliminate certain duplicate distribution and manufacturing centers and make reductions in general and administrative expenses where duplicate functions are being performed. In addition, Graham-Field anticipates that certain enhancements will be achieved as a result of the Merger, including an improvement in the gross profit margin associated with the combined entities' sale of patient aids and bathroom accessories, and cross-selling opportunities between the companies which may present growth opportunities for Graham-Field. Furthermore, the management of Graham-Field believes that it will be able to eliminate a significant amount of the indebtedness of Fuqua through cash available to Graham-Field and the proceeds to be derived from the contemplated disposition of the Leather Operations.

     The unaudited pro forma combined condensed statements of operations do not reflect potential (i) cost savings associated with Fuqua's on-going rationalization of its production and distribution facilities, (ii) synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers, (iii) reduction of general and administrative expenses of the combined entity anticipated by

Graham-Field's management, (iv) enhancements including an improvement in the gross profit margin associated with the combined entities' sale of patient aids and bathroom accessories, (iv) cross-selling opportunities between the companies which may present growth opportunities for Graham-Field, and (v) interest savings from the elimination of a significant amount of Fuqua indebtedness through cash available to Graham-Field and proceeds to be derived from the contemplated disposition of the Leather Operations. In addition, the unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 does not reflect any cost savings, synergistic benefits and enhancements realized by (i) Graham-Field in connection with the Everest & Jennings Acquisition for the period prior to November 27, 1996 and (ii) Fuqua in connection with its acquisition of the Lumex Division for the period prior to its acquisition on April 3, 1996.

     The unaudited pro forma combined condensed financial information is not necessarily indicative of Graham-Field's financial position or the results of operations that actually would have occurred if the transactions described above had occurred on the dates indicated or for any future period or date. The unaudited pro forma adjustments give effect to available information and assumptions that Graham-Field believes are reasonable. The unaudited pro forma combined condensed financial information should be read in conjunction with Graham-Field's and Fuqua's historical consolidated financial statements and the notes thereto appearing elsewhere herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements."

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                  HISTORICAL
                                           -------------------------        PRO FORMA        PRO FORMA
                                           GRAHAM-FIELD      FUQUA         ADJUSTMENTS       COMBINED
                                           ------------     --------       -----------       ---------
                                                            (NOTE 1)        (NOTE 2)
ASSETS:
Current Assets:
  Cash and cash equivalents..............    $  5,682       $  2,072        $    (104)[a]    $   7,650
  Marketable securities..................      12,832             --               --           12,832
  Accounts receivable -- net.............      74,770         42,419          (24,766)[a]       92,423
  Inventories............................      60,314         46,433          (29,558)[a]       77,189
  Other current assets...................       8,146          3,594             (689)[a]       11,051
  Recoverable and prepaid income taxes...         256             --               --              256
  Deferred tax asset.....................          --          4,802              460[a]         5,262
                                             --------       --------         --------         --------
     Total Current Assets................     162,000         99,320          (54,657)         206,663
  Property, plant and equipment -- net...      14,801         34,164          (12,831)[a]       36,134
  Excess of cost over net assets
     acquired -- net.....................     103,232         37,655           86,026[b]       226,913
  Other Assets...........................      13,015          1,746           (1,547)[a]       13,214
  Discontinued operations................          --          3,637           (3,637)[a]           --
  Assets held for sale...................          --             --           75,652[a]        75,652
                                             --------       --------         --------         --------
          Total Assets...................    $293,048       $176,522        $  89,006        $ 558,576
                                             ========       ========         ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt...    $  2,054       $    589        $    (209)[a]    $   2,434
  Accounts payable.......................      22,945         26,905           (7,913)[a]       41,937
  Accrued expenses.......................      21,829             --           28,000[c]        49,829
                                             --------       --------         --------         --------
     Total Current Liabilities...........      46,828         27,494           19,878           94,200
  Long-term debt.........................       8,440         54,444             (978)[a]       61,906
  Senior subordinated notes..............     100,000             --               --          100,000
  Other long-term liabilities............       1,522             --               --            1,522
                                             --------       --------         --------         --------
          Total Liabilities..............     156,790         81,938           18,900          257,628
STOCKHOLDERS' EQUITY
  Series A preferred stock...............          --             --               --               --
  Series B preferred stock...............      28,200             --               --           28,200
  Series C preferred stock...............       3,400             --               --            3,400
  Common stock...........................         530         11,322          (11,075)[d]          777
  Additional paid-in capital.............     115,702         24,902          139,541[d]       280,145
  (Deficit) retained earnings............     (11,548)        59,233          (59,233)[d]      (11,548)
  Unrealized gain on marketable
     securities..........................          72             --               --               72
  Cumulative translation adjustment......          61             --               --               61
                                             --------       --------         --------         --------
  Subtotal...............................     136,417         95,457           69,233          301,107
  Treasury stock.........................          --           (873)             873[d]            --
  Notes receivable from sale of shares...        (159)            --               --             (159)
                                             --------       --------         --------         --------
          Total Stockholders' Equity.....     136,258         94,584           70,106          300,948
                                             --------       --------         --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.................................    $293,048       $176,522        $  89,006        $ 558,576
                                             ========       ========         ========         ========

    The accompanying notes are an integral part of these pro forma combined condensed financial statements.

NOTE 1:  PURCHASE PRICE SUMMARY AND RELATED ALLOCATION OF MERGER

     A summary of the estimated purchase price and related allocation, which reflects the estimated proceeds from the disposal of the Leather Operations is set forth below (amounts in thousands):

    Estimated Purchase Price:
    Issuance of 2.1 shares of Common Stock for each share of Fuqua Common
      Stock(a)................................................................  $164,690
    Estimated fees and expenses related to the Merger.........................     8,000
                                                                                --------
    Total Estimated Purchase Price............................................  $172,690
                                                                                ========

                                                                         SALE OF
                                                          TOTAL          LEATHER             NET
                                                         FUQUA(c)     OPERATIONS(b)     ALLOCATION(d)
                                                         --------     -------------     -------------
Allocation (based on estimated fair values):
  Cash.................................................  $  2,072       $    (104)         $ 1,968
  Accounts and notes receivable, net...................    42,419         (24,766)          17,653
  Inventory............................................    46,433         (29,558)          16,875
  Property, Plant & Equipment, net.....................    34,164         (12,831)          21,333
  Previous excess of cost over net assets acquired.....    37,655              --           37,655
  Discontinued operations..............................     3,637          (3,637)              --
  Other assets.........................................    10,142          (1,776)           8,366
  Debt and capital leases..............................    55,033          (1,187)          53,846
  Accounts payable and accrued expenses................    46,905          (7,913)          38,992
  Excess of Purchase Price over net assets acquired....    98,106         (12,080)          86,026
                                                         --------        --------          -------
                                                         $172,690       $  75,652          $97,038
                                                         ========        ========          =======

---------------
a. As of September 30, 1997, there were 4,482,709 shares of Fuqua Common Stock outstanding (not including shares underlying vested stock options), which are to be exchanged into shares of Common Stock at the Exchange Ratio or a total of approximately 9,413,689 shares of Common Stock. In addition, as of September 30, 1997, there were 521,400 vested stock options (the "Fuqua Stock Options") outstanding to purchase shares of Fuqua Common Stock. In accordance with the terms of the Fuqua Merger Agreement, shares of Common Stock will be issued in substitution for shares of Fuqua Common Stock upon the exercise of the Fuqua Stock Options. The equivalent number of shares of Common Stock to be issued, after giving effect to the option price of the Fuqua Stock Options as adjusted for the Exchange Ratio in accordance with the Fuqua Merger Agreement, is approximately 454,000 shares of Common Stock. For purposes of calculating the purchase price, the Common Stock is valued at $16.69 per share, which represents the average closing sales price of the Common Stock for the period three business days immediately prior to and three business days immediately after the announcement on September 8, 1997 of the execution of the Fuqua Merger Agreement.

b. It is Graham-Field's intention to dispose of the Leather Operations as soon as reasonably practicable following the consummation of the Merger. Accordingly, the net assets of the Leather Operations have been reflected as "Assets Held for Sale" in the unaudited pro forma balance sheet. The net asset value of the Leather Operations includes a portion of the excess of the purchase price over the net assets acquired in connection with the Merger, based upon the net proceeds of $73,000,000 expected to be realized from the sale of the Leather Operations and the estimated net after tax income of $2,652,000 expected to be earned by the Leather Operations for the period between the consummation of the Merger and the anticipated date of the disposal of the Leather Operations.

    It is the expectation of the management of Graham-Field that the Leather Operations will be disposed of within six months following the consummation of the Merger. This expectation is based upon the advice of Graham-Field's financial advisors. In calculating the portion of the excess of the purchase price over the net assets acquired in connection with the Merger attributable to the Leather Operations, manage-ment estimated the net proceeds to be received on the sale, based on a range of sale prices provided by Graham-Field's financial advisors. The after tax income expected to be earned by the Leather Operations for the six months following the consummation of the Merger is based on internal budgets of Fuqua.

c. Includes an accrual of $20,000,000 for the estimated income tax liability related to the anticipated sale of the Leather Operations.

d. The net allocation is preliminary and does not reflect the fair value adjustments to the Fuqua assets and liabilities, the potential charges for the write-off of purchased in-process research and development costs and merger-related costs, since such amounts are not able to be estimated at this time. Graham-Field will determine the fair value of Fuqua's assets and liabilities following the Effective Time of the Merger through independent appraisals, which will include appraisals of real estate, patents and trademarks and research and development projects of Fuqua. Graham-Field intends to complete the valuation process prior to the filing of its Annual Report on Form 10-K for the year ended December 31, 1997. These adjustments could result in a material variation from the preliminary net allocation presented in these pro forma financial statements.

NOTE 2:  PRO FORMA ADJUSTMENTS

a. Adjustment to eliminate the assets of the Leather Operations and reflect the operations as "Assets Held for Sale." See Note 1 to the pro forma combined condensed balance sheet.

b. Adjustment to record the excess of the estimated purchase price over the net assets acquired in connection with the Merger of $86,026,000, after the elimination of the net assets of the Leather Operations.

c. Adjustment for accrued costs, including, but not limited to, investment banking fees, legal fees, accounting and tax fees, due diligence expenses and severance arrangements of approximately $8,000,000 related to the Merger. Adjustment for the estimated income tax liability of approximately $20,000,000 related to the sale of the Leather Operations by Graham-Field.

d. Adjustment to record the elimination of the equity of Fuqua of $94,584,000. Adjustment to record the issuance of shares of Common Stock in connection with the Merger valued at $164,690,000.

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                 HISTORICAL                                        PRO FORMA (NOTE 3)
                         --------------------------    --------------------------------------------------------------------------
                                      OTHER RECENT                                                       FUQUA
                         GRAHAM-          1997          PRO FORMA        GRAHAM-FIELD      FUQUA       PRO FORMA        PRO FORMA
                          FIELD       ACQUISITIONS     ADJUSTMENTS        PRO FORMA      PRO FORMA    ADJUSTMENTS       COMBINED
                         --------    --------------    -----------       ------------    ---------    -----------       ---------
                                                        (NOTE 4)                         (NOTE 1)      (NOTE 5)
Revenues:
Medical equipment and
  supplies and product
  revenue.............   $189,515       $ 11,258         $    --           $200,773      $180,575      $(101,438)(a)    $279,910
Interest and other
  income..............        759             --              --                759           187             --             946
                         --------        -------         -------           --------      --------      ---------        --------
                          190,274         11,258              --            201,532       180,762       (101,438)        280,856
                         --------        -------         -------           --------      --------      ---------        --------
Costs and expenses:
Cost of revenues......    128,100          6,124              --            134,224       142,433        (89,766)(a)     186,891
Selling, general and
  administrative......     43,976          5,124            (264)(b,c,f)     48,836        27,702         (3,972)(a,b)    72,566
Interest expense......      4,557            119           3,067(d,f)         7,743         2,627                         10,370
                         --------        -------         -------           --------      --------      ---------        --------
                          176,633         11,367           2,803            190,803       172,762        (93,738)        269,827
                         --------        -------         -------           --------      --------      ---------        --------
Income (loss) from
  continuing
  operations before
  income taxes........     13,641           (109)         (2,803)            10,729         8,000         (7,700)         11,029
Income taxes
  (benefit)...........      5,395             --          (1,121)(e)          4,274         2,722         (2,159)(c)       4,837
                         --------        -------         -------           --------      --------      ---------        --------
Income (loss) from
  continuing
  operations..........      8,246           (109)         (1,682)             6,455         5,278         (5,541)          6,192
Preferred stock
  dividends...........        799             --              --                799            --             --             799
                         --------        -------         -------           --------      --------      ---------        --------
Income (loss) from
  continuing
  operations available
  to common
  stockholders........   $  7,447       $   (109)        $(1,682)          $  5,656      $  5,278      $  (5,541)       $  5,393
                         ========        =======         =======           ========      ========      =========        ========
Per share data:
Income from continuing
  operations per
  common share
  outstanding (Note
  4g).................   $    .32                                          $    .24      $   1.17                       $    .17
                         ========                                          ========      ========                       ========
Weighted average
  number of common and
  common equivalent
  shares
  outstanding.........     25,888                            566             26,454         4,530          5,338          36,322
                         ========                        =======           ========      ========      =========        ========

    The accompanying notes are an integral part of these pro forma combined condensed financial statements.

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                           HISTORICAL                                    PRO FORMA (NOTE 3)
                               ----------------------------------  --------------------------------------------------------------
                                                        OTHER                                                FUQUA
                               GRAHAM-    EVEREST &     RECENT      PRO FORMA    GRAHAM-FIELD    FUQUA     PRO FORMA    PRO FORMA
                                FIELD     JENNINGS   ACQUISITIONS  ADJUSTMENTS    PRO FORMA    PRO FORMA  ADJUSTMENTS   COMBINED
                               --------   ---------  ------------  -----------   ------------  ---------  -----------   ---------
                                          (NOTE 2)                  (NOTE 4)                   (NOTE 1)    (NOTE 5)
Revenues:
Medical equipment and
 supplies and product
 revenue.....................  $143,083   $ 61,403     $ 29,063      $(5,579)(a)   $227,970    $208,252    $(107,832)(a) $328,390
Interest and other income....       559         --           --           --            559       1,815           (5)(a)    2,369
                               --------    -------      -------      -------       --------    --------    ---------    --------
                                143,642     61,403       29,063       (5,579)       228,529     210,067     (107,837)    330,759
                               --------    -------      -------      -------       --------    --------    ---------    --------
Costs and expenses:
Cost of revenues.............    99,641     51,992       17,837       (5,379)(a)    164,091     157,575      (89,092)(a)  232,574
Selling, general and
 administrative..............    34,578     19,879       10,463        1,621(b c,f)     66,541   43,066       (4,963) a,b)  104,644
Interest expense.............     2,578      4,250          281        3,848(d,f)     10,957      4,966           --      15,923
Purchased in-process research
 and development costs.......    12,800         --           --           --         12,800          --           --      12,800
Merger related charges.......     3,000         --           --           --          3,000          --           --       3,000
                               --------    -------      -------      -------       --------    --------    ---------    --------
                                152,597     76,121       28,581           90        257,389     205,607      (94,055)    368,941
                               --------    -------      -------      -------       --------    --------    ---------    --------
Income (loss) from continuing
 operations before income
 taxes (benefit).............    (8,955)   (14,718)         482       (5,669)       (28,860)      4,460      (13,782)    (38,182)
Income taxes (benefit).......     2,918         26          410       (6,221)(e)     (2,867)      1,484       (5,306)(c)   (6,689)
                               --------    -------      -------      -------       --------    --------    ---------    --------
Income (loss) from continuing
 operations..................   (11,873)   (14,744)          72          552        (25,993)      2,976       (8,476)    (31,493)
Preferred stock dividends....        --         --           --        1,065          1,065          --           --       1,065
                               --------    -------      -------      -------       --------    --------    ---------    --------
Income (loss) from continuing
 operations available to
 common stockholders.........  $(11,873)  $(14,744)    $     72      $  (513)       (27,058)   $  2,976    $  (8,476)   $(32,558)
                               ========    =======      =======      =======       ========    ========    =========    ========
Per share data:
Income (loss) from continuing
 operations per common share
 outstanding (Note 4g).......  $   (.76)                                           $  (1.31)   $    .65                 $  (1.07)
                               ========                                            ========    ========                 ========
Weighted average number of
 common and common equivalent
 shares outstanding..........    15,557                                5,134         20,691       4,554        5,314      30,559
                               ========                              =======       ========    ========    =========    ========

    The accompanying notes are an integral part of these pro forma combined condensed financial statements.

NOTE 1:  PRIOR ACQUISITIONS OF FUQUA

     See the unaudited pro forma combined condensed statements of operations of Fuqua reflecting the acquisitions of the Lumex Division and Prism under "-- Unaudited Pro Forma Combined Condensed Financial Information of Fuqua Enterprises, Inc."

     On February 26, 1997, Fuqua acquired 100% of the common stock and warrants of Prism Enterprises, Inc. ("Prism") for approximately $19,500,000. The acquisition was accounted for as a purchase and accordingly, the results of operations are included subsequent to that date. The unaudited pro forma combined condensed statement of operations reflect the results of Prism prior to the date of acquisition as if the acquisition occurred on January 1, 1996.

     On April 3, 1996, Fuqua acquired the medical products operations of Lumex, Inc. (the "Lumex Division") for approximately $40,750,000. The purchase price relating to the acquisition of the Lumex Division is subject to a final adjustment, the amount of which is in dispute and is being resolved by arbitration. The acquisition was accounted for as a purchase and accordingly, the results of operations are included subsequent to that date. The 1996 unaudited pro forma combined condensed statement of operations reflects the results of the Lumex Division prior to the date of acquisition as if the acquisition occurred on January 1, 1996 and includes $6,300,000 of non-recurring charges, primarily related to the adoption of FAS 121 and the recoverability of lease receivables. The 1996 unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 has not been adjusted to eliminate the effect of these charges.

NOTE 2:  ACQUISITION OF EVEREST & JENNINGS

     On November 27, 1996, Graham-Field acquired Everest & Jennings in a merger transaction pursuant to which Graham-Field issued 2,522,691 shares of Common Stock in exchange for the common stock of Everest & Jennings. Simultaneously with the Everest & Jennings Acquisition, (i) BIL was issued 1,922,242 shares of Common Stock in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151, (ii) Graham-Field issued $61 million stated value of Graham-Field Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL, (iii) BIL was issued $10 million stated value of Graham-Field Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") and (iv) certain indebtedness in the amount of $4,000,000 owing by Graham-Field to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of Graham-Field.

     Prior to the Everest & Jennings Acquisition, Everest & Jennings's 1996 revenues and operating results were negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 does not reflect any cost savings, synergistic benefits and enhancements realized by Graham-Field in connection with the Everest & Jennings Acquisition for the period prior to November 27, 1996. The historical financial statements of Everest & Jennings for the year ended December 31, 1996 include approximately $5.7 million of additional reserves relating to the accounts receivable and inventory of Everest & Jennings. The reserves were increased primarily due to the impairment of such assets during the later part of 1996 following the execution of the Everest & Jennings merger agreement.

NOTE 3:  SYNERGIES AND ENHANCEMENTS RELATED TO THE MERGER

     As a result of the Merger, the management of Graham-Field anticipates that the combined entity will achieve significant cost savings and economies of scale. Graham-Field has plans to eliminate certain duplicate distribution and manufacturing centers and make reductions in general and administrative expenses where duplicate functions are being performed. In addition, Graham-Field anticipates that certain enhancements will be achieved as a result of the Merger, including an improvement in the gross profit margin associated with the sale of patient aids and bathroom accessories, and cross-selling opportunities between the companies which may present growth opportunities for Graham-Field. Furthermore, the management of Graham-Field believes that it will be able to eliminate a significant amount of the indebtedness of Fuqua through cash available to Graham-Field and proceeds to be derived from the contemplated disposition of the Leather Operations. The unaudited pro forma combined condensed statements of operations does not give effect to any potential synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers and the reduction of general and administrative expenses of the combined entity anticipated by Graham-Field management. There is no assurance that such cost savings and enhancements will be achieved and, accordingly, such costs savings and enhancements are not included in the pro forma statements of operations for the nine months ended September 30, 1997 and year ended December 31, 1996.

NOTE 4:  PRO FORMA ADJUSTMENTS

(a) Adjustment to reflect the elimination of intercompany sales by Everest & Jennings and Kuschall of $5,579,000, and cost of revenue of $5,379,000 in 1996.

(b) Adjustment to record additional amortization (assuming a 30 year life) of the excess of the cost over net assets acquired in connection with the following acquisitions:

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    Everest & Jennings(i).................................      $      --          $1,613,000
    LaBac.................................................         84,000             167,000
    Motion 2000...........................................          8,000              49,000
    V.C. Medical..........................................             --              16,000
    Medi-Source...........................................         62,000             107,000
                                                                 --------          ----------
                                                                $ 154,000          $1,952,000
                                                                 ========          ==========

    Amortization of the excess of cost over net assets acquired included in the historical consolidated statements of operations of Graham-Field, without giving effect to the above adjustments, is $2,440,000 and $1,029,000 for the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, respectively.

     --------------------
    (i) Net of a reduction in goodwill previously recorded by Everest & Jennings, which was eliminated.

(c) Adjustment to reflect the elimination of certain expenses, partially offset by additional consulting and non-competition fees related to the following acquisitions. These adjustments are expected to have a continuing impact on the statements of operations.

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    LaBac:
    Elimination of expenses associated with an operation
      of LaBac that was disposed of immediately preceding
      the acquisition.....................................      $(654,000)         $ (995,000)
    Additional fees related to a three (3) year consulting
      agreement entered into as part of the acquisition...        138,000             275,000
    Medi-Source:
    Elimination of executive salaries directly related to
      the acquisition.....................................        (71,000)           (121,000)
    Additional fees related to a five (5) year
      non-competition agreement entered into as part of
      the acquisition.....................................         35,000              60,000
    Motion 2000:
    Elimination of expenses directly related to the
      acquisition.........................................       (171,000)                 --
                                                                ---------           ---------
                                                                $(723,000)         $ (781,000)
                                                                =========           =========

(d) Adjustment to (i) reduce interest expense relating to the indebtedness eliminated in connection with the Everest & Jennings Acquisition and acquisition of Medi-Source, and (ii) reflect the incurrence of interest expense to fund the cash purchase price of $1,704,000 with an assumed interest rate of 8% for the acquisition of V.C. Medical, as set forth below:

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    Everest & Jennings....................................             --         $ (3,452,000)
    Medi-Source...........................................      $ (62,000)             (96,000)
    V.C. Medical..........................................             --               34,000
                                                                 --------          -----------
                                                                $ (62,000)        $ (3,514,000)
                                                                 ========          ===========

     In connection with the acquisition of Everest & Jennings, BIL purchased 1,922,242 shares of Common Stock for $24,989,151, representing an amount equal to the outstanding principal and interest on Everest & Jennings' indebtedness to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness (the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by Graham-Field to Everest & Jennings immediately following the acquisition and was used to retire the HSBC Indebtedness. In addition, Graham-Field issued $61 million stated value of Series B Preferred Stock to BIL in exchange for indebtedness of Everest & Jennings owing to BIL in the amount of $21,100,000, bearing interest at the rate of 8%.

     With respect to the acquisition of Medi-Source, Graham-Field did not assume the indebtedness of $1,393,000 (bearing interest at the rate of 6%) owing to the former principal stockholder. All interest expense associated with this debt was eliminated.

(e) Adjustment to reflect the income tax provision that would be more appropriate and required based upon the pro forma results of the combined entity. This takes into consideration Graham-Field's significant permanent differences which would have an effect on the effective tax rate based on the amount of pre-tax income.

(f) Adjusted to give effect to the sale on August 4, 1997 of the Old Notes (bearing interest at the rate of 9.75% per annum) and the application of the estimated net proceeds to eliminate certain Graham-Field indebtedness to its bank (bearing interest at the bank's prime rate or LIBOR plus 2.25% or 1.5% above the bank's bankers' acceptance rate, at the option of Graham-Field) and long-term debt to BIL (bearing interest at the rate of 8.5% per annum), as if the sale of the Old Notes was completed on January 1, 1996. The aggregate average outstanding indebtedness eliminated was $42,271,000 and $30,161,000 for the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, respectively. The aggregate average outstanding indebtedness eliminated was calculated on a month-by-month basis during each of the applicable periods. The following summarizes the adjustments to reflect the amortization of the issuance costs and the additional net interest expense of the Old Notes:

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    Amortization of Notes issuance cost...................     $   305,000        $    450,000
                                                                ==========          ==========
    Additional interest on the Notes......................       5,768,000           9,750,000
    Elimination of interest on indebtedness replaced......      (2,639,000)         (2,388,000)
                                                                ----------          ----------
                                                               $ 3,129,000        $  7,362,000
                                                                ==========          ==========

(g) The pro forma net income (loss) per share of Common Stock for the nine months ended September 30, 1997 and the year ended December 31, 1996 has been calculated using the Exchange Ratio of 2.1 shares of Common Stock for each share of Fuqua Common Stock.

     The pro forma net income per share of Common Stock for the nine months ended September 30, 1997 was calculated assuming the conversion of the Series B and Series C Preferred Stock into an aggregate of

     4,435,484 shares of Common Stock and the elimination of a dividend of 1.5% on the Series B and Series C Preferred Stock in the aggregate amount of $799,000 for the nine month period ended September 30, 1997.

     The pro forma net loss per share in 1996 has been calculated assuming the payment of a cash dividend of 1.5% on the Series B and Series C Preferred Stock in the aggregate amount of $1,065,000 for the twelve month period ended December 31, 1996. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

                                                                    NINE MONTHS
                                                                       ENDED        YEAR ENDED
                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                       1997            1996
                                                                   -------------   ------------
    Weighted average number of Graham-Field common and common
      equivalent shares, excluding preferred stock...............      22,019         20,691
    Series B and Series C Preferred Stock assumed to be
      dilutive...................................................       4,435             --
                                                                       ------         ------
                                                                       26,454         20,691
    Fuqua shares to be issued....................................       9,868          9,868
                                                                       ------         ------
                                                                       36,322         30,559
                                                                       ======         ======

NOTE 5.  FUQUA PRO FORMA ADJUSTMENTS

(a) It is the intention of the management of Graham-Field to dispose of the Leather Operations within six months following the consummation of the Merger. Accordingly, the results of operations of the Leather Operations have been eliminated from the historical results of operations as set forth below:

                                                                 NINE MONTHS
                                                                    ENDED        YEAR ENDED
                                                                SEPTEMBER 30,   DECEMBER 31,
                                                                    1997            1996
                                                                -------------   ------------
    Revenues:
    Product revenue...........................................  $ 101,438,000   $107,832,000
    Interest and other income.................................             --          5,000
                                                                   ----------     ----------
                                                                  101,438,000    107,837,000
    Cost and expenses:
    Cost of Revenue...........................................     89,766,000     89,092,000
    Selling, general & administrative.........................      6,123,000      7,831,000
                                                                   ----------     ----------
                                                                   95,889,000     96,923,000
                                                                   ----------     ----------
    Income before income taxes................................      5,549,000     10,914,000
    Income taxes..............................................      2,159,000      4,344,000
                                                                   ----------     ----------
    Net income................................................  $   3,390,000   $  6,570,000
                                                                   ==========     ==========

    Income tax expense for the Leather Operations is based on Fuqua's corporate tax policy whereby the Leather Operations calculates its federal and state tax provision at the statutory rates as if the Leather Operations were on a stand-alone basis and remits such amounts to Fuqua for Fuqua to use in paying its consolidated Federal and state income taxes.

(b) Adjustment to record additional amortization (assuming a 30 year life) of the excess of the cost over net assets acquired in connection with the Merger of $2,151,000 and $2,868,000 for the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, respectively.

(c) Adjustment to reflect the income tax provision that would be more appropriate and required based upon the pro forma results of the combined entity. This takes into consideration Graham-Field's significant permanent differences which would have an effect on the effective tax rate based on the amount of pre-tax income.

        UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF
                            FUQUA ENTERPRISES, INC.

     The following unaudited pro forma combined condensed financial statements of operations of Fuqua reflect (1) the historical financial information of Fuqua and (2) Fuqua's acquisition of (i) the Lumex Division on April 3, 1996 and (ii) Prism on February 26, 1997.

     The unaudited pro forma combined condensed financial statements of operations give effect to the adjustments described in the notes attached thereto.

     The accompanying unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 1997 combine the historical consolidated statement of operations of Fuqua on a pro forma basis as if the Prism acquisition had occurred at January 1, 1997. The accompanying unaudited pro forma combined condensed financial statement of operations for the year ended December 31, 1996 combines the historical consolidated financial statement of operations of Fuqua on a pro forma basis as if the Lumex Division and Prism acquisitions had occurred at January 1, 1996.

     The unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 does not reflect any cost savings, synergistic benefits and enhancements realized by Fuqua in connection with its acquisition of the Lumex Division for the period prior to the consummation of the acquisition on April 3, 1996. In addition, the unaudited pro forma combined condensed financial statement of operations for the year ended December 31, 1996 has not been adjusted to eliminate $6,300,000 of non-recurring charges primarily related to the adoption of FAS 121 and the recoverability of lease receivables.

     The unaudited pro forma combined condensed statements of operations are not necessarily indicative of Fuqua's results of operations that actually would have occurred if the transactions described above had occurred on the dates indicated or for any future period or date. The unaudited pro forma adjustments give effect to available information and assumptions that Fuqua believes are reasonable. The unaudited pro forma combined condensed statements of operations should be read in conjunction with Fuqua's historical consolidated financial statements and the notes thereto included herein. See "Index to Financial Statements."

                            FUQUA ENTERPRISES, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                       HISTORICAL
                                                   -------------------      PRO FORMA      PRO FORM
                                                   FUQUA(1)     PRISM(1)   ADJUSTMENTS     COMBINED
                                                   --------     ------     -----------     --------
Revenues:
Net sales........................................  $178,701     $1,874        $  --        $180,575
Investment income................................       187         --           --             187
                                                   --------     ------        -----        --------
                                                    178,888      1,874           --         180,762
                                                   --------     ------        -----        --------
Costs and expenses:
Cost of revenues.................................   141,655        778           --         142,433
Selling, general and administrative..............    26,982        760          (40)(2)      27,702
Interest expense.................................     2,307        116          204(3)        2,627
                                                   --------     ------        -----        --------
                                                    170,944      1,654          164         172,762
                                                   --------     ------        -----        --------
Income (loss) before income taxes................     7,944        220         (164)          8,000
Income taxes (benefit)...........................     2,682        115          (75)(4)       2,722
                                                   --------     ------        -----        --------
Net income (loss)................................  $  5,262     $  105        $ (89)       $  5,278
                                                   ========     ======        =====        ========
Net income per share.............................  $   1.16                                $   1.17
                                                   ========                                ========
Weighted average number of common and common
  equivalent shares..............................     4,530                                   4,530
                                                   ========                                ========

---------------
1. The historical amounts for Prism include the results for the period January 1, 1997 to February 24, 1997 (the date Prism was acquired by Fuqua) and the historical amounts for Fuqua include the operations of Prism for the period from February 24, 1997 through September 30, 1997.

2. Adjustment represents the reduction in amortization of intangibles arising principally from Fuqua assigning no value to certain intangibles that were amortized over shorter periods of less than five years in the historical financial statements of Prism. The adjustment reflects a substitution of Prism's historical intangibles amortization of $191,000 with revised pro forma goodwill amortization over a period of 30 years of $151,000.

3. Adjustment represents interest on $19,500,000 of debt used to purchase Prism. The interest rate used to calculate this interest expense is the rate that would have been in effect had the transaction occurred at the beginning of the periods presented.

4. Adjustment represents income taxes related to the pro forma adjustments. The pro forma income tax expense adjustment is based on applying the applicable statutory income tax rates to the taxable or deductible pro forma adjustments.

                            FUQUA ENTERPRISES, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                 HISTORICAL                                       PRO
                                   ---------------------------------------      PRO FORMA        FORMA
                                   FUQUA(1)   LUMEX DIVISION(1)    PRISM(1)    ADJUSTMENTS      COMBINED
                                   --------   ------------------   -------     -----------      --------
Revenues:
Net sales......................... $181,543        $ 13,570        $13,139       $    --        $208,252
Investment income.................    1,939              --             --          (124)(2)       1,815
                                   --------         -------        -------      --------        --------
                                    183,482          13,570         13,139          (124)        210,067
                                   --------         -------        -------      --------        --------
Costs and expenses:
Cost of revenues..................  140,773          11,207          5,595            --         157,575
Selling, general and
  administrative..................   28,757           9,987          4,697          (375)(3)      43,066
Interest expense..................    2,470              --            821         1,675(4)        4,966
                                   --------         -------        -------      --------        --------
                                    172,000          21,194         11,113         1,300         205,607
                                   --------         -------        -------      --------        --------
Income (loss) before income
  taxes...........................   11,482          (7,624)         2,026        (1,424)          4,460
Income taxes (benefit)............    4,209          (3,049)           926          (602)(5)       1,484
                                   --------         -------        -------      --------        --------
Net (loss) income................. $  7,273        $ (4,575)       $ 1,100       $  (822)       $  2,976
                                   ========         =======        =======      ========        ========
Net income per share.............. $   1.60                                                     $    .65
                                   ========                                                     ========
Weighted average number of common
  and common equivalent shares....    4,554                                                        4,554
                                   ========                                                     ========

---------------
1. The historical results for the Lumex Division are for the period January 1, 1996 to April 3, 1996 (the date the Lumex Division was acquired by Fuqua) and the historical results for Prism are for the year ended December 31, 1996. The historical results for Fuqua include the operations for the Lumex Division for the period April 3, 1996 to December 31, 1996.

2. Adjustment represents the reduction in investment income arising from the use of $8,750,000 cash related to the purchase price of the Lumex Division.

3. Adjustment represents the reduction in amortization arising from intangibles which are being amortized over 30 years. Such reduction arises as a result of
   (i) ascribing no value to certain intangibles which were amortized over shorter periods of less than 5 years in the financial statements for the Lumex Division (resulted in historical amortization of $301,000 being replaced with pro forma amortization of $128,000) and (ii) substituting Prism's intangibles amortization previously recorded of $790,000 with revised pro forma intangibles amortization of $588,000.

4. Adjustment represents interest at Fuqua's borrowing rate with respect to (i) $33,000,000 of borrowings related to Fuqua's acquisition of the Lumex Division and (ii) $19,500,000 of borrowings related to Fuqua's acquisition of Prism, as if both acquisitions occurred on January 1, 1996. The interest rate used to calculate this interest expense is the rate that would have been in effect had the transaction occurred at the beginning of the periods presented.

5. Adjustment represents income taxes related to the pro forma adjustments. The pro forma income tax adjustment is based on applying the applicable statutory income tax rates to the taxable or deductible pro forma adjustments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of Graham-Field's consolidated financial condition and consolidated results of operations should be read in conjunction with Graham-Field's consolidated financial statements and notes thereto included elsewhere in this Prospectus. On August 25, 1997, Graham-Field acquired all of the issued and outstanding shares of Medapex in exchange for 983,147 shares of Common Stock. In conjunction with the acquisition, Graham-Field acquired Medapex's principal corporate headquarters and distribution facility. This transaction was accounted for as a pooling of interests and the historical financial statement and information of Graham-Field included elsewhere in this Prospectus have been restated to reflect this transaction.

GENERAL

     Graham-Field manufactures, markets and distributes medical, surgical and a broad range of other healthcare products targeting the home healthcare and medical/surgical markets through a network of approximately 18,500 dealers and other customers in North America. Graham-Field also markets and distributes its products throughout Europe, Central and South America, and Asia.

     From 1989 to the date of its acquisition by Graham-Field, Everest & Jennings incurred significant financial and operating losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations.

     Since the acquisition, Graham-Field has reduced the interest expense of Everest & Jennings by approximately $3,500,000 on an annualized basis, eliminated overlapping distribution and manufacturing facilities and the corporate headquarters of Everest & Jennings, combined sales and marketing efforts of both companies and reduced selling, general and administrative expenses of Everest & Jennings by approximately $7,200,000 on an annualized basis. In addition, Graham-Field has continued the rationalization and streamlining of Everest & Jennings' manufacturing facilities in the United States, Canada and Mexico by shifting certain manufacturing operations of Everest & Jennings overseas. As a result of the acquisition of Everest & Jennings, Graham-Field has realized additional cost savings and economies of scale which include the elimination of certain personnel functions and an improvement in Graham-Field's gross profit margin associated with the manufacture and sale of the Everest & Jennings wheelchair product line.

RESULTS OF OPERATIONS

  Operating Revenues

     Third quarter 1997 compared to third quarter 1996. Operating revenues were $189,515,000 for the nine months ended September 30, 1997, representing an increase of 88% from the same period in the prior year. Operating revenues, without Everest & Jennings, increased in excess of 50% from the same period in the prior year. The increase in operating revenues, excluding the revenues attributable to Everest & Jennings, was primarily attributable to the continued "roll-out" of Graham-Field's innovative "Graham-Field Express" program, the expansion of the C.A.P. program, the "roll-out" of Graham-Field's seamless distribution program, the acquisitions of LaBac on June 28, 1997 and Medi-Source on August 21, 1997, and the incremental revenue growth of Medapex over the 1996 period.

     In March 1996, Graham-Field Express was introduced to offer "same-day" and "next-day" service to home healthcare dealers of certain strategic home healthcare products, including Temco patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis homecare beds, nutritional supplements and other freight and time sensitive products. As of September 30, 1997, Graham-Field had opened five Graham-Field Express facilities operating in the Bronx, New York; Puerto Rico; Dallas, Texas; Baltimore, Maryland and Cleveland, Ohio. Graham-Field is actively pursuing additional sites for its Graham-Field Express Program. On September 4, 1996, Graham-Field acquired V.C. Medical, a regional home healthcare wholesaler located in Puerto Rico. V.C. Medical currently operates as Graham-Field Express (Puerto Rico). Revenues attributable to Graham-Field Express were approximately $35,510,000 and $9,679,000 for the nine months ended September 30, 1997, and 1996, respectively. On January 29, 1997, Graham-Field acquired Bobeck Medical Distributors ("Bobeck Medical"), a wholesale distributor of medical products. Bobeck Medical currently operates as Graham-Field Express (Dallas). Revenue attributable to Graham-Field Express (Dallas) was approximately $1,393,000 for the nine months ended September 30, 1997.

     1996 compared to 1995. Operating revenues were $143,083,000 for the year ended December 31, 1996, or 28% higher than the year ended December 31, 1995. The increase in operating revenues was primarily attributable to Graham-Field's expansion of its C.A.P. program, the introduction of the Graham-Field Express program, the addition of new product lines and the acquisition of Everest & Jennings on November 27, 1996.

     Revenues attributable to Graham-Field Express were approximately $14,431,000 for the year ended December 31, 1996. Revenues attributable to Graham-Field Express (Puerto Rico) were approximately $1,766,000 for the year ended December 31, 1996. Revenues attributable to Everest & Jennings for the period from the date of acquisition to December 31, 1996 were approximately $3,634,000.

     The increase in operating revenues was achieved despite the decline in sales to Apria Healthcare Group, Inc. ("Apria") of approximately $5,905,000 for the year ended December 31, 1996 as compared to the prior year. Graham-Field's supply agreement with Apria expired on December 31, 1995.

     1995 compared to 1994. Operating revenues were $112,113,000 for the year ended December 31, 1995, or 6% higher than the year ended December 31, 1994. The increase in operating revenues was primarily attributable to improved service levels, including improved turn-around time to customers and fewer back orders, improvements in Graham-Field's distribution network, the development of new sales and marketing programs and the expansion of Graham-Field's product lines. During 1995, Graham-Field introduced over 100 new products including the Temco deluxe four-wheel walkabout, the John Bunn Nebulite II medication compressor and the Labtron automatic wrist blood pressure monitor. In addition, 1995 revenues also included approximately $935,000, net of elimination of intercompany sales, attributable to the acquisition of National Medical Excess Corp., effective as of July 1, 1995.

     The revenue increase was achieved despite the decline in sales to Apria of 21% for the year ended December 31, 1995 as compared to the prior year. During 1995 and 1994, Graham-Field's product sales to Apria were approximately $8,100,000 and $10,300,000, respectively, which represented approximately 8% and 11%, respectively, of Graham-Field's product sales. Graham-Field's sales to Apria generated gross profit margins of approximately 20%, which is significantly lower than Graham-Field's sales to its other customers which generated gross profit margins of over 30%.

  Interest and Other Income

     Third quarter 1997 compared to third quarter 1996. Interest and other income for the nine months ended September 30, 1997 was $759,000, as compared to $537,000 for the same period in the prior year. The increase is primarily due to interest earned on the unused proceeds from Graham-Field's sale of the Old Notes on August 4, 1997 and interest earned on customer financing programs.

     1996 compared to 1995. Interest and other income increased from $301,000 in 1995 to $559,000 in 1996. The increase is primarily due to the gain recognized by Graham-Field and royalties received by Graham-Field in connection with the sale of the Gentle Expressions(R) breast pump product line, and interest income on certain notes receivable.

     1995 compared to 1994. Interest and other income increased from $75,000 in 1994 to $301,000 in 1995. The increase is primarily due to the receipt of approximately $200,000 relating to an insurance recovery and a favorable settlement of a contractual dispute.

  Cost of Revenues

     Third quarter 1997 compared to third quarter 1996. Cost of revenues as a percentage of operating revenues decreased for the nine months ended September 30, 1997 to 67.6%, as compared to 68.7% for the same period in the prior year. The decrease is primarily attributable to the improved operational efficiencies associated with the manufacture and distribution of Graham-Field's product lines and improved purchasing activities.

     1996 compared to 1995. Cost of revenues as a percentage of operating revenue for 1996 remained relatively unchanged from the prior year, at 70%. Due to manufacturing efficiencies and improved purchasing activities, Graham-Field maintained its gross profit margin despite increased competition.

     1995 compared to 1994. Cost of revenues as a percentage of operating revenue for 1995 remained relatively unchanged from the prior year, at 70%. Due to manufacturing efficiencies and improved purchasing activities, Graham-Field maintained its gross profit margin despite increased competition.

  Selling, General and Administrative Expenses

     Third quarter 1997 compared to third quarter 1996. Selling, general and administrative expenses as a percentage of operating revenues for the nine months ended September 30, 1997 decreased to 23.2%, as compared to 25.5% in the same period in the prior year. The decrease is attributable to a number of factors, including the expansion of the Graham-Field Express program in 1997, which contributes revenue with a lower percentage of selling, general and administrative expenses, as well as continued efficiencies generated by Graham-Field's distribution network.

     Graham-Field is currently in the process of evaluating its computer software and databases to ensure that any modifications required to be year 2000 compliant are made in a timely manner. Management does not expect the financial impact of such modifications to be material to Graham-Field's financial position or results of operations in any given year.

     1996 compared to 1995. Selling, general and administrative expenses as a percentage of operating revenues decreased to 24% in 1996 from 26% in 1995. The decrease is attributable to a number of factors, including the expansion of the Graham-Field Express program in 1996, which contributes revenue with a lower percentage of selling, general and administrative expenses, as well as continued efficiencies generated by Graham-Field's distribution network.

     1995 compared to 1994. Selling, general and administrative expenses as a percentage of operating revenues decreased to 26% in 1995 from 30% in 1994. The decrease was primarily due to cost reduction programs, the continued efficiencies generated by Graham-Field's distribution network, investments in new business systems, and the non-recurring expense of approximately $1,321,000 recorded in the fourth quarter of 1994 associated with the opening of the St. Louis Facility.

  Interest Expense

     Third quarter 1997 compared to third quarter 1996. Interest expense for the nine months ended September 30, 1997 increased to $4,557,000 as compared to $1,962,000 for the same period in the prior year. The increase is primarily due to increased borrowings attributable to Graham-Field's growth and expansion of the Graham-Field Express program and from Graham-Field's sale of the Old Notes on August 4, 1997.

     1996 compared to 1995. Interest expense for 1996 decreased by $142,000 or 5% as compared to 1995. The decrease is primarily due to lower interest rates combined with reduced average borrowings.

     1995 compared to 1994. Interest expense for 1995 increased by $23,000 or 1%, principally due to an increase in interest rates from the prior year. Interest expense for the last six months of 1995 decreased compared to the same period in the prior year due to a decrease in borrowings during the period. Graham-Field reduced its borrowings as a result of increased earnings, and the net proceeds of $3,471,000 realized from an offshore private placement of 1,071,655 shares of Common Stock, completed in September 1995.

  Merger and Other Related Charges

     1996 compared to 1995. During the fourth quarter of 1996, Graham-Field recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 of merger expenses related to severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of Graham-Field's facilities, and the cost of certain insurance policies.

  Net Income or Loss

     Third quarter 1997 compared to third quarter 1996. Income before income taxes for the nine months ended September 30, 1997 was $13,641,000, as compared to $4,368,000 for the same period in the prior year, an increase of $9,273,000, or 212%. The increase is primarily due to the increase in revenues, the increase in the gross profit margin, and the decrease in selling, general and administrative expenses as a percentage of operating revenue.

     Net income for the nine months ended September 30, 1997 was $8,246,000, as compared to $2,425,000 for the same period last year, an increase of $5,821,000 or 240%. Graham-Field recorded income tax expense of $5,395,000 for the nine months ended September 30, 1997, as compared to $1,943,000 for the same period last year. The effective tax rate for the nine months ended September 30, 1997 was 39.5% as compared to 44.5% for the same period last year. The decrease is primarily attributable to the percentage of income earned by foreign entities which are taxed at a lower rate and the relative decrease in permanent differences in relation to pre-tax income. Deferred taxes have not been provided on the undistributed earnings of the foreign entities as it is management's intention to invest such earnings in the entities indefinitely. As of September 30, 1997, Graham-Field had net deferred tax assets primarily comprised of net operating loss carryforwards acquired in connection with an acquisition. A full valuation allowance has been recognized to offset the net deferred asset related to the acquired tax attributes. If realized, the tax benefit for those items will be recorded as a reduction of goodwill.

     1996 compared to 1995. Loss before income taxes and extraordinary item was $8,955,000 for 1996, as compared to income before income taxes of $1,741,000 for the prior year. The loss before income taxes and extraordinary item for 1996 includes certain charges of $15,800,000 relating to the acquisition of Everest & Jennings. The charges include $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 related to merger expenses.

     Net loss after the charge for the extraordinary item related to the early retirement of the John Hancock Indebtedness was $12,609,000 in 1996, as compared to net income of $1,047,000 for 1995. The extraordinary item of $736,000 (net of tax benefit of $383,000) relates to the "make-whole" payment and write-off of unamortized deferred financing costs associated with the early retirement of the John Hancock Indebtedness.

     Graham-Field recorded income tax expense of $2,918,000 for the year ended December 31, 1996, as compared to $694,000 for the prior year. As of December 31, 1996, Graham-Field had a deferred tax asset of $938,000, primarily comprised of net operating loss carryforwards (including those acquired in connection with an acquisition) and investment, research and development, jobs tax and alternative minimum tax credits.

     1995 compared to 1994. Income before income taxes was $1,741,000 for 1995, as compared to a loss before income taxes of $2,714,000 for the prior year. The increase in income before income taxes is primarily due to the increase in revenues and the decrease in selling, general and administrative expenses.

     Net income was $1,047,000 for 1995, as compared to a net loss of $1,979,000 for the prior year. Graham-Field recorded income tax expense of $694,000 for the year ended December 31, 1995, as compared to an income tax benefit of $735,000 for the prior year. As of December 31, 1995, Graham-Field had recorded a deferred tax asset of $3,084,000, primarily comprised of net operating loss carryforwards and investment, research and development, jobs tax and alternative minimum tax credits.

     Graham-Field's business has not been materially affected by inflation.

  Liquidity and Capital Resources

     Graham-Field had working capital of $115,172,000 at September 30, 1997, as compared to $14,064,000 at December 31, 1996. The increase in working capital is primarily attributable to the cash provided by Graham-Field's net income of $8,246,000, which reflects $4,700,000 of depreciation and amortization expense and the net current assets acquired in connection with Graham-Field's acquisitions during the nine months ended September 30, 1997 and from Graham-Field's sale of the Old Notes on August 4, 1997.

     Cash used in operations for the nine months ended September 30, 1997 was $29,013,000, as compared to cash provided by operations of $1,433,000 in the same period of the prior year. The principal reasons for the decrease in cash provided by operations were increases in accounts receivable and inventory levels related to increased revenues and the reduction in accrued expenses, partially offset by net income of $8,246,000 and depreciation and amortization expense of $4,700,000 for the period.

     Graham-Field anticipates that its cash flow from operations, together with its current cash balance and the proceeds from its Credit Facility and Notes will be sufficient to meet its working capital requirements in the foreseeable future. See "Description of Credit Facility" and "Description of New Notes."

                                    BUSINESS

GENERAL

     The information set forth below under "Business" does not give effect to Graham-Field's acquisition of Fuqua in the Merger on December 30, 1997. See "Recent Developments."

     Graham-Field manufactures, markets and distributes medical, surgical and a broad range of other healthcare products targeting the home healthcare and medical/surgical markets through a network of approximately 18,500 dealers and other customers in North America. Graham-Field also markets and distributes products throughout Europe, Central and South America, and Asia.

     Graham-Field markets and distributes approximately 30,000 products under its own brand names and under suppliers' names throughout the world. Graham-Field maintains manufacturing and distribution facilities in the United States, Canada, Mexico and Puerto Rico. Graham-Field continuously seeks to expand its product lines by increasing the number of distributorship agreements with suppliers, forming strategic alliances and acquiring other companies and product lines. Graham-Field's products are marketed to approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies and pharmacies, and home-shopping related businesses.

     Graham-Field's principal products and product lines include durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment, and power wheelchair seating systems), sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products. By offering a wide range of products from a single source, Graham-Field enables its customers to reduce purchasing costs associated with the purchasing process, including transaction, freight and inventory expenses.

INDUSTRY OVERVIEW

     Graham-Field distributes its medical, surgical and other healthcare products into the home healthcare and medical/surgical markets.

     Home Healthcare. Graham-Field believes that the home healthcare market is growing rapidly due to the shift in the provision of healthcare away from more expensive acute care settings into lower cost home care settings. The rising cost of healthcare has caused many payors of healthcare expenses to look for ways to contain costs. Healthcare payors have, in many cases, altered their reimbursement patterns to encourage home healthcare whenever appropriate.

     The over 65 age group represents the vast majority of home healthcare patients and continues to grow. In 1993, the U.S. Census Bureau estimated that by the year 2000 approximately 35 million people, or 13% of the population in the United States, will be over 65. Graham-Field believes that growth of the home healthcare market will exceed that of institutional care, as many medical professionals and patients prefer home healthcare because it allows greater patient independence, increased patient responsibility and improved responsiveness to treatment due to the enhanced psychological benefits of receiving treatment in comfortable and familiar surroundings. Home healthcare is more cost effective than facility-based care and, in many cases, more desirable to the patient.

     Medical/Surgical. Graham-Field believes that rapid growth in the medical/surgical supply distribution industry has resulted primarily from medical/surgical supply and equipment manufacturers increasing the number and volume of products sold through distributors and an overall increase in the volume of medical/ surgical supplies being consumed. This overall increase in consumption is due primarily to the aging of the

U.S. population and the development of new medical procedures which have necessitated an increase in the number and volume of medical supplies consumed each year.

     Historically, the medical/surgical supply distribution industry has been highly fragmented. During the past ten years, the overall healthcare market has been characterized by the consolidation of healthcare providers into larger and more sophisticated entities which are seeking to lower their total costs. These providers have been increasingly seeking lower total product costs and incremental services from their medical/surgical supply distributors. These trends have led to a significant and ongoing consolidation of the distribution industry and the formation of a small number of industry participants with national capabilities.

     Graham-Field believes that the major healthcare industry trends impacting the home healthcare and medical/surgical supply industry are as follows:

     Consolidation Within the Industry. Continued growth in managed care and capitated plans have pressured independent home medical equipment suppliers to find ways of becoming more cost competitive with national providers. This has also led to consolidations among manufacturers and distributors as smaller companies with limited product lines seek out partners with potential for significant synergies. In addition, certain healthcare product suppliers are consolidating in order to promote better utilization of resources and improve service to customers, thereby maintaining margin and market share. Graham-Field believes most successful healthcare supply companies use size and economies of scale to their advantage.

     In recent years, concern over the rising cost of healthcare has sparked a marked shift toward lower priced products and services in the industry. This shift has resulted in the substitution of simpler and more generic products, as well as price concessions to payors from healthcare providers. As healthcare moves from largely fee-for-service reimbursement to prepaid and capitated payment systems, this trend is expected to intensify. Graham-Field believes that high-volume, full-line providers will have a competitive advantage over those servicing only niche markets. These trends are causing significant consolidation of healthcare providers. Graham-Field believes that future sales growth will be driven predominantly by unit volume growth, product innovation, contract sales to increasingly larger customers and buying groups, and by international expansion.

     Increasing Emphasis on Value-Added Services Oriented Towards Total Cost Reduction. Graham-Field believes that the administrative costs associated with purchasing, tracking and carrying inventory and distributing medical products are often greater than the cost of the supplies. As a result, customers are increasingly evaluating distributors not only on the basis of product cost and timely and accurate delivery, but also on their ability to provide value-added services that lower the administrative and other overhead costs associated with medical and surgical supplies. For example, customers increasingly seek distributors that can deliver inventory on a "just-in-time" basis. In addition, certain customers are seeking distributors that can provide programs to assist in inventory management.

     Shift of Healthcare Delivery to Home Healthcare Markets. Graham-Field believes that the delivery of healthcare is shifting from acute care settings to alternate sites, such as physician offices and extended care facilities, due to cost containment pressures from government and private reimbursement sources. The growth of managed care has resulted in (i) more procedures being performed in outpatient settings, (ii) the length of stay for inpatient procedures continuing to fall and (iii) hospitals sharing financial risk as they take on capitated contracts from managed care entities. These trends have led to a general increase in the level of care required by alternate-site patients as well as the emergence of specialized long-term care facilities, leading to increased demand for home healthcare products. As a result of the foregoing, industry sources believe that demand for home healthcare and medical and surgical supplies in the alternate-site markets will increase at a faster rate than the overall industry.

RECENT ACQUISITIONS

     Graham-Field pursues acquisitions on an opportunistic basis in order to increase its market share, expand its product offerings, consolidate manufacturing and distribution facilities and enter new markets. Graham-Field has recently completed the following acquisitions:

         DATE                         COMPANY                       LINE OF BUSINESS
-----------------------  ---------------------------------  ---------------------------------
September 1996.........  V.C. Medical Distributors, Inc.    Medical products distributor in
                                                            Puerto Rico.
November 1996..........  Everest & Jennings International   Manufacturer & distributor of
                         Ltd.                                 wheelchairs and home care beds.
February 1997..........  Motion 2000 Inc. and Motion 2000   Independent wholesalers of
                           Quebec Inc.                        rehabilitation medical products
                                                              in Canada.
March 1997.............  Kuschall of America, Inc.          Manufacturer of pediatric
                                                              wheelchairs, high performance
                                                              adult wheelchairs and other
                                                              rehabilitation products.
June 1997..............  LaBac Systems, Inc.                Manufacturer of custom power
                                                              wheelchair seating systems and
                                                              manual wheelchairs.
August 1997............  Medi-Source, Inc.                  Wholesaler of medical sundry
                                                              products.
August 1997............  Medical Supplies of America, Inc.  Distributor of home healthcare products.

     V.C. Medical. In September 1996, Graham-Field acquired substantially all of the assets of V.C. Medical, a wholesale distributor of medical products in Puerto Rico, for $1,953,830 in stock and cash, and assumed certain liabilities of V.C. Medical in the amount of $296,721. V.C. Medical currently operates under the name "GF Express (Puerto Rico)," and provides "same-day" and "next-day" service to home healthcare dealers of certain strategic home healthcare products, including Temco patient aids, Everest & Jennings wheelchairs and homecare beds, adult incontinence products and nutritional supplements. Through GF Express (Puerto Rico), Graham-Field has significantly increased its presence in Puerto Rico.

     Everest & Jennings. In November 1996, Graham-Field acquired Everest & Jennings in a transaction pursuant to which Graham-Field issued 2,522,691 shares of Common Stock in exchange for the common stock of Everest & Jennings. Simultaneously with the acquisition, (i) BIL was issued 1,922,242 shares of Common Stock in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151, (ii) Graham-Field issued $61 million stated value of Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL, (iii) BIL was issued $10 million stated value of Series C Preferred Stock and (iv) certain indebtedness in the amount of $4,000,000 owing by Graham-Field to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of Graham-Field.

     Through its subsidiaries, Everest & Jennings manufactures a broad line of wheelchairs and distributes homecare beds. Everest & Jennings' principal manufacturing and distribution facilities are located in Earth City, Missouri, Toronto, Canada and Guadalajara, Mexico.

     Motion 2000 and Motion Quebec. In February 1997, Graham-Field acquired substantially all of the assets and certain liabilities of Motion 2000 and its wholly-owned subsidiary, Motion Quebec, for approximately $2,150,000 in shares of Common Stock. Motion 2000 and Motion Quebec currently operate under the name Graham-Field (Canada), as a division of Everest & Jennings Canadian Limited, a wholly-owned subsidiary of the Company ("Everest & Jennings Canada"). Graham Field (Canada) distributes a line of rehabilitation products, including walkers, rollators, cushion products and pediatric wheelchair products, and manufactures seating products, and has become the primary distribution company for the Company and Everest & Jennings in Canada. Graham-Field believes that the strategic combination of Graham-Field (Canada) with Everest & Jennings' operations, along with Graham-Field's broad product lines, will position

Graham-Field as one of the suppliers of the broadest range of products available from a single source in Canada, and as a leading supplier of rehabilitation products, including high performance adult and pediatric wheelchairs, home care wheelchairs, patient aids and other wheelchair products. In addition, the business combination has enabled Graham-Field to expand its C.A.P. program in the Canadian marketplace. Graham-Field believes that the acquisition will enable Graham-Field to increase significantly its revenue base in the Canadian marketplace.

     Kuschall. In March 1997, Graham-Field acquired Kuschall, a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for $1,510,000, which was paid in shares of Common Stock. The acquisition of Kuschall has provided Graham-Field with additional manufacturing capabilities and has expanded Graham-Field's presence in the rehabilitation and pediatric wheelchair market. The pediatric wheelchair product line of Kuschall has broadened Everest & Jennings' rehabilitation product lines. In addition, Graham-Field's acquisition of Kuschall has provided Graham-Field with the ability to market and distribute its products into Japan, New Zealand and Australia through Kuschall's established distributor relationships. Graham-Field believes that the combination will enable Graham-Field to strengthen its manufacturing operations on a company-wide basis and enhance its C.A.P. program.

     LaBac. In June 1997, Graham-Field acquired LaBac, a manufacturer and distributor of custom power wheelchair seating systems and manual wheelchairs, for $9,103,000, which was paid in shares of Common Stock. Graham-Field believes that the acquisition of LaBac will provide Graham-Field with the premier custom power wheelchair seating product line in the healthcare industry, expand the Everest & Jennings power wheelchair product line and enhance the manufacturing and research and development capabilities of Graham-Field. The LaBac products, which have a reputation for excellence and quality, will broaden the Everest & Jennings and Kuschall product lines and provide additional support and expertise to Graham-Field in the rehabilitation market.

     Medi-Source. In August 1997, Graham-Field acquired substantially all of the assets and certain liabilities of Medi-Source, a wholesale distributor of medical sundry products to the medical/surgical market for $4,500,000. The acquisition of Medi-Source has expanded Graham-Field's presence in the medical/ surgical market.

     Medapex. In August 1997, Graham-Field acquired Medapex, a wholesale distributor of home healthcare products, for $12,900,000, which was paid in shares of Common Stock. Graham-Field believes that Medapex will provide Graham-Field with additional distribution capabilities in the Southeast region of the United States, and enable Graham-Field to take advantage of Medapex's telemarketing operations, which will provide increased customer service to the combined customer base.

PRODUCTS

     Graham-Field markets and distributes approximately 30,000 healthcare products under its own brand names and under suppliers' names. Graham-Field's products are marketed to approximately 18,500 dealers and other customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related businesses.

     Product lines marketed by Graham-Field include durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment and power wheelchair seating systems), sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products.

     Graham-Field's principal manufactured and proprietary products include the following:

     PRODUCT LINE                               PRIMARY PRODUCTS
  ------------------                 --------------------------------------
  Everest & Jennings                              Wheelchairs
    Smith & Davis                                Homecare beds
       Labtron                       Blood pressure and diagnostic products
        Temco                        Patient aids and bathroom accessories
      John Bunn                               Respiratory products
     Medicopaste                               Medicated bandages
      Survalent                               Thermometry systems
        Grafco                                  Various sundries
       Diamond                               Incontinence products
       Kuschall                              Pediatric wheelchairs
        LaBac                           Power wheelchair seating systems

     Sales of Graham-Field's line of sphygmomanometers accounted for 14%, 11% and 7% of Graham-Field's annual revenues during the years ended December 31, 1994, 1995 and 1996, respectively. Graham-Field's lines of incontinence products; wound care and ostomy products; bathroom safety equipment; wheelchairs; and ambulatory aids accounted for approximately 8%, 7%, 6%, 6% and 5%, respectively, of Graham-Field's annual revenues in 1996. No other product line or product accounted for more than 5% of annual revenues in 1994, 1995 or 1996. During the nine month period ended September 30, 1997, sales of Graham-Field's wheelchairs; incontinence products; ambulatory aids; medical disposables; wound care and ostomy products; nutritionals; bathroom safety equipment; and sphygmomanometers accounted for approximately 29%, 13%, 11%, 10%, 9%, 7%, 6% and 6%, respectively, of Graham-Field's revenues in such period. Approximately 4% of all products offered by Graham-Field during each of the years ended December 31, 1994, 1995 and 1996, respectively, accounted for approximately 80% of annual revenues in each such year. The number of products marketed by Graham-Field has increased from approximately 19,000 in 1991 to approximately 30,000 in 1997.

     During the year ended December 31, 1996, approximately 28% of Graham-Field's revenues were derived from products manufactured by Graham-Field, approximately 18% were derived from imported products, and approximately 54% were derived from products purchased from domestic sources, which includes products purchased from Everest & Jennings prior to the acquisition. As a result of recent acquisitions, including the acquisition of Everest & Jennings, the revenues of Graham-Field derived from self-manufactured products accounted for approximately 24% of all revenues for the nine months ended September 30, 1997.

VALUE-ADDED SERVICES

     Consolidation Advantage Program (C.A.P.). The C.A.P. program is the cornerstone of Graham-Field's sales and marketing strategy. Through C.A.P., Graham-Field strives to become the most efficient and reliable low-cost provider of medical products. Graham-Field's sales and marketing representatives consult with Graham-Field's customers to identify the purchasing efficiencies and cost savings that can be derived from consolidating their purchases of medical products with Graham-Field. By consolidating the purchase of multiple product lines through a single source, Graham-Field's customers can significantly reduce their operating costs. Graham-Field believes that C.A.P. significantly improves the level of service to Graham-Field customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing inventory on demand.

     Graham-Field Express. As part of Graham-Field's commitment to providing superior customer service, in 1996 Graham-Field introduced its Graham-Field Express Program in the Bronx, New York. This program enables Graham-Field to provide "same-day" and "next-day" service to home healthcare dealers of strategic home healthcare products, including Temco patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis homecare beds, nutritional supplements, and other freight intensive and time sensitive products through its Graham-Field Express satellite facilities. The Graham-Field Express Program differs from Graham-Field's standard distribution model in that the Graham-Field Express Program focuses on "same-day" and "next-day" service to home healthcare dealers of a limited number of strategic home healthcare products. Graham-Field's principal distribution centers offer approximately 30,000 SKU's to all Graham-Field customers, including, but not limited, to home healthcare and medical/surgical dealers. As of September 30, 1997, Graham-Field had opened five Graham-Field Express facilities operating in the Bronx, New York; Puerto Rico; Dallas, Texas; Baltimore, Maryland and Cleveland, Ohio.

     Seamless Distribution Program. Graham-Field has recently developed a seamless distribution program which enables Graham-Field to ship orders directly from its distribution facilities to home healthcare end-users on behalf of Graham-Field's customers. The Seamless Distribution Program enables customers to realize significant reductions in their operating costs by eliminating costs associated with receiving, shipping and inventory management, while reducing the product delivery time to end-users. This program currently operates from the St. Louis Facility. Graham-Field intends to continue to expand the Seamless Distribution Program.

SALES AND MARKETING

     Graham-Field markets its products to approximately 18,500 customers, principally medical/surgical supply dealers and home healthcare retailers and wholesalers, which include drug store chains and home-shopping related businesses. Graham-Field's products are marketed and distributed throughout the world.

     Graham-Field's sales and marketing sales force is directed by a sales management team consisting of an Executive Vice President of Sales and Marketing, a Vice President of the Medical/Surgical business unit, a Vice President of the Home Healthcare business unit, a Corporate Vice President of Graham-Field Express, a Vice President of Sales of Everest & Jennings, a Vice President of International Sales, and a President of Graham-Field (Canada), a newly-formed division of Everest & Jennings Canada. The Vice Presidents of the Home Healthcare and Medical/Surgical business units direct the sales and marketing strategy of the business units and oversee Graham-Field's five regional sales Vice Presidents. Graham-Field's five regional sales Vice Presidents oversee the day-to-day operations of the domestic sales force. The Corporate Vice President of Graham-Field Express oversees the sales and marketing strategy of each Graham-Field Express satellite facility.

     Graham-Field's domestic sales and marketing strategies are developed on a market-by-market basis through two primary business units: Home Healthcare and Medical/Surgical. While Graham-Field's sales and marketing strategies are developed and conducted on a business unit basis, the sale of Graham-Field's products overlap all business units. The domestic sales force consists of approximately 15 direct, full-time sales employees and 50 independent manufacturers representatives. Graham-Field's specialty rehabilitation sales force, consisting of approximately 40 sales persons, is directed by the Vice President of Sales of Everest & Jennings. Everest & Jennings' specialty rehabilitation sales force conducts training activities for the benefit of dealers and their personnel, physical and occupational therapists, and other healthcare professionals. This training is primarily concerned with the features and benefits of Everest & Jennings' rehabilitation products and also covers the proper fitting and use of wheelchairs and related equipment. The full-time sales employees receive both salary and commission, while the independent manufacturers representatives work solely on commission.

     The international sales group consists of several in-house sales employees, as well as one representative in Taiwan. Graham-Field's Canadian sales and marketing activities are directed by the President of Graham-Field (Canada), who oversees three regional sales managers, 14 direct, full-time sales employees and two independent manufacturers representatives.

     Graham-Field markets its products using a variety of programs and materials including print advertising, product brochures, an extensive library of product line video tapes, cooperative advertising programs and sales promotions to reinforce Graham-Field's ongoing commitment to satisfying the needs of its customers. A CD-ROM version of Graham-Field's catalog and an Internet interactive website are currently being developed.

     In April 1997, Graham-Field entered into two-year distributorship agreements with each of Baxter Healthcare Corporation and Allegiance Healthcare Corporation. Under these arrangements, Graham-Field has become a wholesale distributor in the home healthcare market of Baxter and Allegiance urological, respiratory, glove and intravenous solution products.

     In September 1997, Graham-Field entered into a five-year European distribution agreement for a wide range of its products with Thuasne, a manufacturer and supplier of medical products in Western and Eastern Europe.

CUSTOMERS

     Graham-Field's products are marketed principally to hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies and pharmacies and home shopping related businesses. No single customer or buying group accounted for more than 10% of Graham-Field's revenues in 1996. Since January 1, 1997, Graham-Field has new supply arrangements with a number of customers, including General Medical (a subsidiary of McKesson), Owens & Minor, Healthcare Partners, Inc. and Homecare & Hospital Management, The Med Group, Homecare Providers Co-Op, Physician Sales and Services, Med-Quick, Sysco Corporation, Option Care, U.S. Rehab., Henry Schein, Inc, Equipnet, Inc., and VGM of Associates, Inc.

     The Home Healthcare business unit markets and sells its products to approximately 14,500 customers, which consist of durable medical equipment suppliers, home healthcare equipment suppliers, respiratory supply dealers, specialty retailers and independent pharmacies. Graham-Field believes that it transacts business with substantially all significant home healthcare dealers in the United States. The Home Healthcare business unit also markets and sells its products to the consumer market consisting of drug store chains, mass merchandisers, department stores and home shopping related businesses. Consumers who purchase from such customers of Graham-Field usually do so upon the advice of physicians, hospital discharge planners, nurses or other professionals. Graham-Field's Medical/Surgical business unit markets and sells its products to approximately 4,000 medical and surgical supply dealers. Graham-Field believes that it sells to substantially all significant medical and surgical supply dealers in the United States. The dealers in turn sell Graham-Field's products principally to physicians, hospitals, nursing homes and other healthcare facilities. In general, the dealers, wholesalers and retailers to whom Graham-Field markets its products also sell other medical products, some of which compete with Graham-Field's products.

DISTRIBUTION NETWORK

     Graham-Field provides same-day and next-day services to its customers through its distribution network. Graham-Field believes that its ability to continue to grow its revenue base depends in part upon its ability to provide its customers with efficient and reliable service. As a means of providing such service, Graham-Field distributes its products through primary points of distribution located in Hauppauge, New York; St. Louis, Missouri; Jacksonville, Florida; Santa Fe Springs, California; Toronto, Canada; and Guadalajara, Mexico. Secondary points of distribution include Graham-Field Express satellite facilities located in the Bronx, New York; Dallas, Texas; San Juan, Puerto Rico; Baltimore, Maryland; and Cleveland, Ohio. Graham-Field also distributes its products from distribution centers located in Atlanta, Georgia and Bowling Green, Kentucky, as well as from its manufacturing facilities located in Passaic, New Jersey; Earth City, Missouri; Clay Falls, Rhode Island; Guadalajara, Mexico; Camarillo, California; Denver, Colorado; and Toronto, Canada.

     Graham-Field utilizes emerging technology to improve its product delivery systems. In 1993, Graham-Field opened the St. Louis Facility, which was designed with IBM to include "state-of-the-art" technology in order to improve delivery-cycles, inventory turnover and distribution efficiency.

MANUFACTURING AND PRODUCT SOURCING

     During the nine months ended September 30, 1997, approximately 24% of Graham-Field's revenues was derived from the sale of products manufactured by Graham-Field, with the balance relating to products sourced from third parties. Principal manufactured and proprietary products (designed by Graham-Field and manufactured to its specifications) include EVEREST & JENNINGS(R) wheelchairs, SMITH & DAVIS(R) homecare beds, LABTRON(R) stethoscopes and blood pressure instruments, JOHN BUNN(R) respiratory aid products, MEDICOPASTE(R) medicated bandages, rubber elastic bandages, SURVALENT(R) electronic thermometry systems, silver nitrate applicators, examination lamps and sterile packages under the MSP(R) label, GRAFCO(R) medical supplies, including silver nitrate applicators and examination lamps, the TEMCO(R) product line of patient aids, bathroom safety equipment and patient room equipment, and Aquatherm specialty cushions and mattresses for the treatment and prevention of pressure sores. Graham-Field's primary manufacturing facilities are located in Passaic, New Jersey; Earth City, Missouri; Clay Falls, Rhode Island; Guadalajara, Mexico; Camarillo, California; Denver, Colorado; and Toronto, Canada.

     Graham-Field purchases products from approximately 1,200 domestic and foreign suppliers. Graham-Field has entered into exclusive and non-exclusive distribution agreements with a number of its domestic and foreign suppliers. Under such agreements, suppliers may designate the markets into which Graham-Field can sell the products and may stipulate minimum annual sales volumes which are to be achieved by Graham-Field. Most of the distribution agreements are cancelable by either party upon one to six months' notice. Except as is described in the following paragraph, Graham-Field does not believe that cancellation of any such agreements would have a material adverse effect on Graham-Field, because comparable products are obtainable from alternative sources upon acceptable terms.

     Graham-Field is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its homecare wheelchairs and wheelchair components under the Wheelchair Supply Agreement with P.T. Dharma. If the Wheelchair Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. The termination of this agreement in combination with the failure to secure an alternative source of supply on acceptable terms would result in a material adverse effect on Graham-Field's business and financial condition. Everest & Jennings obtains homecare beds for distribution solely pursuant to a supply agreement with a third-party supplier, which expires on October 15, 1997 without provision for renewal. To source homecare beds from an alternative supplier, in April 1997 Everest & Jennings entered into the Bed Supply Agreement. Under the terms of the Bed Supply Agreement, the supplier commenced supplying homecare beds to Everest & Jennings on August 1, 1997. The agreement contains an initial term of two years, and provides for the supply of a minimum and maximum number of homecare beds during the term of the agreement. If the Bed Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. The termination of this agreement in combination with the failure to secure an alternative source of supply on acceptable terms would result in a material adverse effect on Graham-Field's business and financial condition. See "Risk Factors -- Dependence on Key Supply Contracts."

     Graham-Field currently purchases a substantial portion of its sphygmomanometers and stethoscopes from a limited number of suppliers in the Far East. In addition, Graham-Field sources component parts for sphygmomanometers and stethoscopes and assembles such products in its facility located in Hauppauge, New York.

PATENTS AND TRADEMARKS

     Graham-Field believes that its business is dependent in part on its ability to establish and maintain patent protection for its proprietary technologies, products and processes, and the preservation of its trade secrets. Graham-Field currently holds a number of United States patents relating to the EVEREST & JENNINGS(R) and TEMCO(R) product lines. In addition, Graham-Field holds certain international patents relating to the components of its SURVALENT(R) electronic thermometry system. Other companies may provide similar products which may not be covered by Graham-Field's issued patents. Graham-Field must operate without infringing upon the proprietary rights of other parties. There can be no assurance that any United States or international patents issued or licensed to Graham-Field will provide any significant competitive advantages to Graham-Field or will not be successfully challenged, invalidated or circumvented or that patents will be issued in respect of patent applications to which Graham-Field currently holds rights. In addition, Graham-Field distributes certain patented products pursuant to licensing arrangements. In the event a licensing arrangement is terminated, Graham-Field may not be able to continue to distribute the patented product.

     Graham-Field is involved in the ordinary course of business in patent-related lawsuits or other actions, none of which Graham-Field believes is material. However, defense and prosecution of patent claims is costly and time consuming, regardless of an outcome favorable to Graham-Field, and can result in the diversion of substantial financial and managerial resources from Graham-Field's primary business activities. Additionally, adverse outcomes of such claims could have a material adverse effect on Graham-Field's business and financial condition. See "Risk Factors Relating to Graham-Field -- Reliance on Patents and Proprietary Technology."

     Graham-Field has registered a significant number of trademarks in the United States, including "GRAHAM-FIELD," "EVEREST & JENNINGS," "SMITH & DAVIS," "JOHN BUNN," "BRISTOLINE," "SURVALENT," "MEDICOPASTE," "BANDAGE," "HEALTHTEAM," "LABTRON," "GRAFCO," "TEMCO" and "TENDERCLOUD". The registered trademarks are significant to Graham-Field because they provide Graham-Field with name and market recognition for its products and distinguish Graham-Field's proprietary products from its competitors' products.

PRODUCT LIABILITY

     The sale, manufacture and distribution of healthcare products involve an inherent risk of product liability claims and related adverse publicity. Although Graham-Field maintains product liability insurance, there can be no assurance that such coverage will be adequate to protect Graham-Field from liabilities it may incur. Product liability insurance is expensive, and there can be no assurance that Graham-Field will be able to continue to obtain and maintain insurance at acceptable rates. Potential losses from liability claims and the effect which product liability litigation may have on the reputation and marketability of Graham-Field's products could have a material adverse effect on Graham-Field's business and financial condition.

GOVERNMENTAL REGULATION

     The healthcare industry is affected by extensive government regulation at the Federal and state levels. In addition, through the Medicare, Medicaid and other programs the federal and state governments are responsible for the payment of a substantial portion of U.S. healthcare expenditures. Changes in regulations and healthcare policy occur frequently and may impact the current results of, the growth potential for and the profitability of products sold by Graham-Field in each market. Although Graham-Field is not a direct provider under Medicare and Medicaid, many of Graham-Field's customers are providers under these programs and depend upon Medicare and/or Medicaid reimbursement for a portion of their revenue. Changes in Medicare and Medicaid regulations may adversely impact Graham-Field's revenues and collections indirectly by reducing the reimbursement rate received by Graham-Field's customers and consequently placing downward pressure on prices charged for Graham-Field's products. Graham-Field's C.A.P. program is designed in part to enable customers to respond to the reduction in reimbursement rates by consolidating the purchase of multiple product lines through Graham-Field. There can be no assurance, however, that this program will offset any such reduction in reimbursement rates.

     The Federal Food, Drug and Cosmetic Act, the Safe Medical Devices Act and regulations issued or proposed thereunder provide for regulation by the FDA of the marketing, manufacturing, labeling, packaging and distribution of medical devices and drugs, including Graham-Field's products. Among these regulations are requirements that medical device manufacturers register with the FDA, list devices manufactured by them and file various kinds of reports. Graham-Field is also required to comply with the FDA's GMP regulations, which set forth requirements for, among other things, Graham-Field's manufacturing process and associated record creation and maintenance, including tests and sterility.

     Graham-Field uses the services of an unaffiliated outside firm to sterilize its GRAFCO(R) tampons and MSP(R) product line, and sterility testing is conducted by an unaffiliated laboratory. Records of sterilization and related tests are kept by Graham-Field. Graham-Field has also engaged the services of an outside consulting firm to monitor the quality control program in force to ensure that all manufactured products and supplier products comply with FDA requirements. Graham-Field's outside consultants are in the process of imple-menting ISO 9001 certification on a company-wide basis, which will enhance Graham-Field's overall standard quality systems and enable Graham-Field to comply with European regulatory requirements.

     Certain requirements must be met prior to the initial marketing of medical devices. These range from a minimum obligation of waiting to receive a determination of substantial equivalence from the FDA before the introduction of a medical device which Graham-Field has determined is substantially similar to devices already on the market, to a maximum obligation of complying with the potentially expensive and time-consuming testing process necessary to obtain FDA approval prior to the commercial marketing of new medical devices. In addition, the FDA has the authority to issue performance standards for devices manufactured by Graham-Field. Should such standards be issued, Graham-Field's products would be required to conform to them. Unscheduled FDA inspections of Graham-Field's facilities may occur from time to time to determine compliance with FDA regulations.

     The impact of FDA regulation on Graham-Field has increased in recent years as Graham-Field has increased its manufacturing operations. To date, Graham-Field has not experienced any significant difficulty in complying with the requirements imposed on it by the FDA or other government agencies. Graham-Field believes that the manufacturing and quality control procedures it employs conform to requirements of the GMP regulation and does not anticipate having to make any material expenditures as a result of these requirements. See "Risk Factors -- Government Regulation."

COMPETITION

     Graham-Field competes with many other manufacturers and distributors who offer one or more products competitive with Graham-Field's products; however, Graham-Field believes that no single competitor serving the Graham-Field's markets offers as broad a product range as Graham-Field. Graham-Field's principal means of competition are the breadth of its product range, quality, price and speed of delivery. The C.A.P. program enables Graham-Field to compete by offering customers reduced operating costs associated with purchasing by consolidating purchases of multiple products. With respect to Graham-Field's wheelchairs and homecare beds, Graham-Field's primary competitors include Invacare Corporation, Sunrise Medical Corporation and Fuqua Enterprises. Competition for the sale of wheelchairs and homecare beds is intense and is based on a number of factors, including quality, reliability, price, financing programs, delivery and service. Graham-Field believes that the quality, reputation and technological advances relating to its Everest & Jennings wheelchairs and Smith & Davis homecare beds are favorable factors in competing with other manufacturers. Graham-Field purchases certain products from its competitors and supplies certain of its products to its competitors. Many of Graham-Field's competitors have substantially greater financial and other resources than Graham-Field. There can be no assurance that Graham-Field will be able to compete effectively in its industry or that competitive pressures will not adversely affect Graham-Field's financial position or results of operations. See "Risk Factors -- Competition."

EMPLOYEES

     As of September 30, 1997, Graham-Field had 1,529 employees, of which eight were executive officers, 355 were administrative and clerical personnel (of which 11 were part-time employees), 235 were sales, marketing and customer service personnel (of which two were part-time employees) and 891 were manufacturing and warehousing personnel (of which 27 were part-time employees).

     Graham-Field is a party to five collective bargaining agreements covering Graham-Field's facilities located in Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico. The collective bargaining agreements cover approximately 618 employees. The collective bargaining agreements for Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico are scheduled to expire on October 18, 2000, July 27, 1999, September 13, 1999, July 24, 1998 and December 31, 1997, respectively.

     Graham-Field has never experienced an interruption or curtailment of operations due to labor controversy that had a material adverse effect on Graham-Field's operations. Graham-Field considers its employee relations to be satisfactory.

PROPERTIES

     The Company's principal executive offices are located in Hauppauge, New
York.

     The Company's primary domestic distribution centers are located in Hauppauge, New York; St. Louis, Missouri; Santa Fe Springs, California; and Jacksonville, Florida. Additional points of distribution include Graham-Field Express satellite locations in the Bronx, New York; Dallas, Texas; Baltimore, Maryland; Cleveland, Ohio; and San Juan, Puerto Rico. The Company also distributes its products from distribution centers located in Atlanta, Georgia and Bowling Green, Kentucky, as well as from its primary manufacturing facilities which are located in Passaic, New Jersey; Earth City, Missouri; Clay Falls, Rhode Island; Guadalajara, Mexico; Camarillo, California; Denver, Colorado; and Toronto, Canada. The manufacturing facilities located in Toronto, Canada and Guadalajara, Mexico are owned by the Company.

     The Company believes that its facilities are in good repair and provide adequate capacity for the near term growth of the Company's business.

LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to lawsuits and other proceedings, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, or results of operations or cash flows of the Company. See Note 13 of Notes to the Consolidated Financial Statements of Graham-Field and Note 7 of Notes to the Condensed Consolidated Financial Statements of Graham-Field included elsewhere in this Prospectus.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of Graham-Field.

               NAME                    AGE                  POSITION WITH COMPANY
-----------------------------------    ----    -----------------------------------------------
Irwin Selinger(1)..................     57     Chairman of the Board and Chief Executive
                                               Officer
Gary M. Jacobs.....................     40     Vice President -- Finance and Chief Financial
                                               Officer
Richard S. Kolodny.................     38     Vice President, General Counsel, and Secretary
Peter Winocur......................     42     Executive Vice President of Sales and Marketing
Jeffrey Schwartz...................     37     Corporate Vice President, Graham-Field Express
Ralph Liguori......................     52     Executive Vice President of Operations
Beatrice Scherer...................     58     Vice President -- Administration
Donald D. Cantwell.................     48     Vice President of Information Systems
David P. Delaney, Jr.(2)(3)........     45     Director
Andrew A. Giordano(1)(2)...........     65     Director
Peter Handal(4)....................     55     Director
Bevil J. Hogg......................     49     Director
Dr. Harold Lazarus(3)..............     70     Director
Steven D. Levkoff(3)(4)............     49     Director
Louis A. Lubrano(4)................     64     Director
Donald Press(2)....................     64     Director
Rodney F. Price(1).................     54     Director

---------------
(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

(4) Member of the Audit Committee

     Mr. Selinger, a founder of Graham-Field, has been the Chairman of the Board and Chief Executive Officer of Graham-Field since April 1981. Mr. Selinger was a founder and the Chief Executive Officer of Surgicot, Inc., a manufacturer of sterilization indicators, and its predecessor from 1968 to April 1980. In 1979, Surgicot, Inc. was acquired by E.R. Squibb & Sons, Inc., a subsidiary of Squibb Corporation. From April 1980 to June 1984, Mr. Selinger was a consultant to E.R. Squibb & Sons, Inc.

     Mr. Jacobs has been Vice President -- Finance and the Chief Financial Officer of Graham-Field since August 1992. From 1979 to 1992, Mr. Jacobs was employed by the accounting firm of Ernst & Young LLP.

     Mr. Kolodny has been Vice President, General Counsel and Secretary of Graham-Field since August 1993. From 1990 to 1993, Mr. Kolodny was associated with the law firm of Carro, Spanbock, Kaster & Cuiffo. Prior to such time, Mr. Kolodny was associated with the law firm of Shea & Gould.

     Mr. Winocur has held various positions with Graham-Field since May 1992, and has been the Executive Vice President of Sales and Marketing of Graham-Field since January 1996. Prior to 1992, Mr. Winocur was the founder and President of National Health Care Equipment, Inc., which was acquired by Graham-Field in May 1992.

     Mr. Schwartz has been Vice President of Graham-Field Express since March 1996. Effective June 18, 1997, Mr. Schwartz became the Corporate Vice
President -- Graham-Field Express. From 1994 to 1996, Mr. Schwartz was the President of a home healthcare distribution company based in the metropolitan New York area. From 1992 to 1994, Mr. Schwartz held various sales positions with Graham-Field.

     Mr. Liguori has been the Executive Vice President of Operations of Graham-Field since July 1995. From 1990 to 1995, Mr. Liguori was the Group Vice President of Operations of Del Laboratories, Inc. Prior to such time, Mr. Liguori was the Senior Vice President of U.S. Operations of Coleco Industries, Inc.

     Ms. Scherer has been Vice President -- Administration of Graham-Field since 1985. From 1981 to 1985, Ms. Scherer was Vice -- President -- Finance for Graham-Field.

     Mr. Cantwell has been the Vice President of Information Systems of Graham-Field since May 1996, and became an executive officer of Graham-Field as of January 1, 1997. From 1995 to 1996, Mr. Cantwell was the Chief Information Officer of Dial-A-Mattress, Inc. Prior to such time, Mr. Cantwell held various management positions with Grumman Corporation for over ten years.

     Mr. Delaney has been the President and Chief Executive Officer of Lancer Financial Group and its principal operating subsidiary, Lancer Insurance Company, since 1985. Mr. Delaney founded the Lancer Financial Group, which currently provides insurance coverage and specialized services to the United States passenger transportation industry. In addition, Mr. Delaney has served as the Chairman of the Long Island Chapter of the Young President's Organization, and serves as the Chairperson of the Community Campaign at Mercy Medical Center and is a member of the Advisory Board of the Alliance of American Insurers.

     Mr. Giordano has been a principal of The Giordano Group, Limited, a diversified consulting firm, since its founding in February 1993. From May 1987 to February 1993, Mr. Giordano was Executive Vice President of Lamonts Apparel, Inc. Mr. Giordano also currently serves as a director of Cherry & Webb Inc., a ladies specialty apparel company, Joseph A. Bank Clothiers, Inc., a manufacturer and retailer of men's clothing, and Nomos Corporation, a conformal radiation therapy provider. In 1984, Mr. Giordano retired from his position as CEO, Naval Supply Systems Command and Chief of the Supply Corps., with the rank of Rear Admiral.

     Mr. Handal has been the President of COWI International Group, a management consulting firm which provides strategic planning and other consulting services for companies located in the United States and Eastern Europe, since 1990. In addition, Mr. Handal is the President of J4P Associates, a real estate concern in Baltimore, and the President of Fillmore Leasing Company, Inc., which leases automobiles, computers and warehouse equipment. Mr. Handal serves on the Board of Directors of Cole National Corporation, Joseph A. Bank Clothiers, Inc., Perry Ellis International and Family Bargain Corp.

     Mr. Hogg was the President and Chief Executive Officer of Everest & Jennings from January 1994 to March 31, 1997. From December 1992 to January 1994, Mr. Hogg was the Chief Executive Officer of Medical Composite Technology, Inc., a wheelchair designer and manufacturer. Prior to such time, Mr. Hogg was the Chief Executive Officer of Cycle Composite, Inc., a bicycle manufacturer, from 1986 to December 1992. Mr. Hogg currently serves as a consultant to Graham-Field.

     Dr. Lazarus was the Dean of the School of Business at Hofstra University for seven years, and is now its Mel Weitz Distinguished Professor of Business. Currently, Dr. Lazarus serves on the Boards of Directors of Stage II Apparel Corporation and Facelifters Home Systems, Incorporated. He served as president of the North American Management Council, the Eastern Academy of Management, the Middle Atlantic Association of Colleges of Business Administration, and on the Boards of Directors of Ideal Toy Corporation, Superior Surgical Manufacturing Company, the Academy of Management, and the World Management Council.

     Mr. Levkoff has been the Chief Executive Officer and President of Standard Folding Cartons, Inc., a manufacturer of paperboard packaging for the private label, over-the-counter and food industries, since 1982. Mr. Levkoff is also a member of the National Industry Association and the Paperboard Packaging Council.

     Mr. Lubrano has been an investment banker with Herzog, Heine, Geduld Inc., members of the New York Stock Exchange, since December 1996. From 1991 to 1996, Mr. Lubrano was a managing director of Stires & Company, Inc., an investment banking firm. From March 1990 to February 1991, Mr. Lubrano was a director of the Nasdaq Forum. Prior to such time, Mr. Lubrano was a managing director of Home Group Capital Markets, Inc., an investment banking firm. From April 1986 to March 1989, he was President of

Gabelli & Company, Inc., an investment banking firm. He is also a director of Andersen Group, Inc., a diversified manufacturing company.

     Mr. Press is an attorney and has been a principal of Donald Press, P.C., a law firm located in New York, New York, since 1979. Mr. Press has served as an Executive Vice President of Broadway Management Co., Inc., an owner and manager of commercial office buildings since 1981, and serves as a director of The Cooper Companies, Inc., Component Specialties, Inc. and Branford Savings Bank.

     Mr. Price was the Chairman of the Board of Everest & Jennings from May 23, 1994 to November 27, 1996. Mr. Price has been a Director of Brierley Investments Limited, a New Zealand investment holding company since, 1993. Mr. Price has been the Chairman of the Board of Thistle Hotels Plc since October 1996. From 1990 to 1993, Mr. Price was the Managing Director and Chief Executive Officer of Pioneer International Ltd., a producer of building construction materials. Prior to such time, Mr. Price was a Managing Director and the Chief Executive Officer of Industrial Equity Limited (IEL) from 1986 to 1989.

     Each member of Graham-Field's Board of Directors holds office for the term for which he was elected and until his successor shall have been elected and qualified, or until the earlier of his resignation, removal from office or death. Graham-Field's Board of Directors is composed of three classes consisting of the following members: Class I Directors with a term expiring in 2000 -- Irwin Selinger, Donald Press, and Peter Handal; Class II Directors with a term expiring in 1998 -- Andrew A. Giordano, David P. Delaney, Jr., and Bevil
J. Hogg; and Class III Directors with a term expiring in 1999 -- Louis A. Lubrano, Dr. Harold Lazarus, Steven D. Levkoff, and Rodney F. Price.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of Common Stock, Series B Preferred Stock and Series C Preferred Stock with respect to the persons who, to the knowledge of the Company, owned beneficially more than five percent of each class of stock as of October 31, 1997.

                                                                   SHARES OF              SHARES OF
                                           SHARES OF                SERIES B               SERIES C
                                         COMMON STOCK           PREFERRED STOCK        PREFERRED STOCK
                                         BENEFICIALLY             BENEFICIALLY           BENEFICIALLY
                                           OWNED(1)                 OWNED(5)               OWNED(6)
                                     ---------------------     ------------------     ------------------
                                      NUMBER                   NUMBER                 NUMBER
        NAME AND ADDRESS OF             OF                       OF                     OF
         BENEFICIAL OWNER             SHARES       PERCENT     SHARES     PERCENT     SHARES     PERCENT
-----------------------------------  ---------     -------     ------     -------     ------     -------
Irwin Selinger(2)..................  1,124,884        5.2%       -0-        -0-         -0-        -0-
  c/o Graham-Field
  Health Products, Inc.
  400 Rabro Drive East
  Hauppauge, New York 11788

Shufro, Rose & Ehrman(3)...........  1,302,350        6.2%       -0-        -0-         -0-        -0-
  745 Fifth Avenue
  New York, New York
  10151-2600

BIL................................  4,061,578(4)    19.2%     6,100        100%      1,000        100%
  c/o Brierley Investments Ltd.
  3rd Floor
  10 Eastcheap
  London EC3M1AJ
  United Kingdom

---------------
(1) All shares are beneficially owned and the sole voting and investment power is held by the person or entities named, except as otherwise specified herein.

(2) Includes 127,444 shares currently issuable upon the exercise of stock options issued pursuant to the Company's Incentive Program, 5,500 shares owned by Mr. Selinger's wife as to which shares Mr. Selinger disclaims any beneficial interest and 50,000 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(3) According to information contained in a Schedule 13G filing dated as of February 14, 1997, Shufro, Rose & Ehrman, a registered investment advisor and broker-dealer, beneficially owns 1,302,350 shares, and has the sole power to vote or to direct the vote of 91,850 shares.

(4) Does not include 6,100 shares of Series B Preferred Stock and 1,000 shares of Series C Preferred Stock owned by BIL (see Notes (5) and (6) below). The shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock beneficially owned by BIL represent in the aggregate approximately 34% of the voting power of the Company's outstanding capital stock as of August 31, 1997.

(5) The Series B Preferred Stock is convertible into shares of Common Stock (x) at the option of BIL, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on November 27, 2001 at a conversion price of $15.50 per share. The conversion prices are subject to customary antidilution adjustments. The shares of the Series B Preferred Stock are entitled to 3,935,483 votes, and vote as a single class with the Common Stock and the Series C Preferred Stock.

(6) The Series C Preferred Stock is subject to a redemption as a whole at the option of Graham-Field on the fifth anniversary of the date of issuance at a stated value plus accrued and unpaid dividends and, if not redeemed will be convertible into shares of the Common Stock automatically at a conversion price of $20 per share, subject to customary antidilution adjustments. The shares of the Series C Preferred Stock are entitled to 500,000 votes, and vote as a single class with the Common Stock and the Series B Preferred Stock.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of Common Stock, Series B Preferred Stock and Series C Preferred Stock with respect to the Company's directors and the Company's "named executive officers" within the meaning of Item 402(a)(3) of Regulation S-K promulgated by the Commission, and by all of the Company's directors and executive officers as a group as of October 31, 1997:

                                                                        SHARES OF             SHARES OF
                                                  SHARES OF             SERIES B              SERIES C
                                                COMMON STOCK         PREFERRED STOCK       PREFERRED STOCK
                                                BENEFICIALLY          BENEFICIALLY          BENEFICIALLY
                                                  OWNED(1)              OWNED(11)             OWNED(12)
                                             -------------------   -------------------   -------------------
                                               NUMBER               NUMBER                NUMBER
   NAME AND ADDRESS OF BENEFICIAL OWNER      OF SHARES   PERCENT   OF SHARES   PERCENT   OF SHARES   PERCENT
-------------------------------------------  ----------  -------   ---------   -------   ---------   -------
DIRECTORS
Irwin Selinger(2)..........................   1,124,884     5.2%      -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788
Louis A. Lubrano(3)........................      56,200       *       -0 -       -0 -       -0 -       -0 -
  Herzog, Heine, Geduld, Inc. 26 Broadway
  New York, New York 10004

Dr. Harold Lazarus(4)......................      20,194       *       -0 -       -0 -       -0 -       -0 -
  c/o Hofstra University Management
  Department Weller Hall 228 Hempstead, New
  York 11550

Andrew A. Giordano(5)......................      23,500       *       -0 -       -0 -       -0 -       -0 -
  c/o The Giordano Group, Limited 1811
  South 24th Street Arlington, Virginia
  22202-1534

Donald Press(6)............................      25,400       *       -0 -       -0 -       -0 -       -0 -
  c/o Donald Press, P.C. 39 Broadway New
  York, New York 10006

David P. Delaney, Jr.(7)...................      14,000       *       -0 -       -0 -       -0 -       -0 -
  c/o Lancer Financial Group, Inc. 370 West
  Park Avenue Long Beach, New York 11561

Steven D. Levkoff(8).......................      11,000       *       -0 -       -0 -       -0 -       -0 -
  c/o Standard Folding Cartons, Inc. 85th &
  24th Avenue Jackson Heights, New York
  11370

Bevil J. Hogg(9)...........................      31,911       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Rodney F. Price(10)........................   4,061,578    19.2%     6,100        100%     1,000        100%
  c/o Brierley Investments Ltd. 3rd Floor
  10 Eastcheap London EC3M1AJ United
  Kingdom

                                                                        SHARES OF             SHARES OF
                                                  SHARES OF             SERIES B              SERIES C
                                                COMMON STOCK         PREFERRED STOCK       PREFERRED STOCK
                                                BENEFICIALLY          BENEFICIALLY          BENEFICIALLY
                                                  OWNED(1)              OWNED(11)             OWNED(12)
                                             -------------------   -------------------   -------------------
                                               NUMBER               NUMBER                NUMBER
   NAME AND ADDRESS OF BENEFICIAL OWNER      OF SHARES   PERCENT   OF SHARES   PERCENT   OF SHARES   PERCENT
-------------------------------------------  ----------  -------   ---------   -------   ---------   -------
Peter Handal...............................       2,000       *       -0 -       -0 -       -0 -       -0 -
  c/o COWI International Group 280 Park
  Avenue 5th Floor-East Building New York,
  New York 10017

NAMED EXECUTIVE OFFICERS:
Irwin Selinger(2)..........................   1,124,884     5.2%      -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Peter Winocur(13)..........................      91,050       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Gary M. Jacobs(14).........................      68,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Richard S. Kolodny(15).....................      79,000       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Ralph Liguori(16)..........................      48,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Jeffrey Schwartz(17).......................       9,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Beatrice Scherer(18).......................      56,177       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Donald D. Cantwell(19).....................       7,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East
  Hauppauge, New York 11788

All directors and executive officers as a
  group (17 persons)(20)...................   5,730,894    26.5%     6,100        100%     1,000        100%

---------------
  *  Less than 1%

 (1) All shares are beneficially owned and the sole voting power and investment power is held by the persons named, except as otherwise specified herein.

 (2) See Note (2) under the heading "Principal Stockholders."

 (3) Includes 200 shares owned by the Virginia Lubrano Trust, and 55,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (4) Includes 20,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (5) Includes 20,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (6) Includes 3,000 shares owned by Donald Press, P.C. Profit Sharing Plan and 1,000 shares owned by Donald Press, P.C. Employees Pension Plan. Also includes 10,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (7) Includes 10,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (8) Includes 1,000 shares owned by Mr. Levkoff's daughter, 10,000 shares currently issuable upon the exercise of director's stock options issued pursuant to the Incentive Program.

 (9) Includes 17,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(10) Consists of shares of Common Stock owned by BIL, which Mr. Price, one of BIL's nominees on the Graham-Field Board, may be deemed to own beneficially in his capacity as a director of BIL. Does not include up to 3,935,483 shares of Common Stock issuable upon the conversion of the shares of Series B Preferred Stock owned by BIL and up to 500,000 shares of Common Stock issuable upon the conversion of the shares of Series C Preferred Stock owned by BIL.

(11) See Note (5) under the heading "Principal Stockholders."

(12) See Note (6) under the heading "Principal Stockholders."

(13) Includes 43,500 currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 37,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(14) Includes 75,000 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 7,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(15) Includes 50,267 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 7,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(16) Includes 18,215 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 7,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(17) Represents 9,500 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program.

(18) Includes 35,466 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 5,000 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(19) Represents 7,500 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program.

(20) Includes 333,492 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 132,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

                              CERTAIN TRANSACTIONS

BIL STOCKHOLDER AGREEMENT

     Simultaneous with the execution of the E&J Merger Agreement, the Company, BIL and Irwin Selinger, the Chairman of the Board and Chief Executive Officer of the Company, entered into the BIL Stockholder Agreement.

     Board Representation. Pursuant to the BIL Stockholder Agreement, BIL has the right to designate two members of the Company's Board of Directors (subject to reduction if BIL reduces its ownership of Common Stock below specified levels). For so long as BIL has one director on the Company's Board of Directors, one BIL director shall be designated as a member of the Executive Committee of the Company's Board of Directors.

     Right of First Refusal. So long as BIL and its affiliates own securities representing at least 5% of the voting power of the outstanding capital stock of the Company, BIL has agreed to grant the Company a right of first refusal with respect to sales of any Company securities other than: (i) a transfer of any Company securities to any BIL affiliate who simultaneously with such transfer agrees in writing to be bound by the provisions of the BIL Stockholder Agreement as though an original signatory thereto, (ii) a sale through an underwritten public offering registered under the Securities Act effected in accordance with the provisions of the BIL Registration Rights Agreement (as defined below),
(iii) a sale pursuant to Rule 144(f) promulgated under the Securities Act provided that, until such time as BIL beneficially owns voting securities of the Company representing less than 5% of the voting power of all voting securities of the Company, any Rule 144(f) sales shall be subject to the volume limitations set forth in Rule 144(e) (regardless of whether such volume limitations are applicable to such sale), (iv) pursuant to a merger or consolidation of the Company or a recapitalization of any Company securities, (v) pursuant to a self-tender or exchange offer by the Company or a third-party tender offer recommended by the Company's Board of Directors, or (vi) a cash sale effected in accordance with the Company's right of first refusal; provided that in the case of and as a condition to any cash sale to a person who, after giving effect to such purchase, would own at least 5% of the voting power of the outstanding capital stock of the Company, such person shall simultaneously with such purchase and sale agree in writing to be bound by the right of first refusal, the limitations on acquisitions of Company securities and the standstill provisions described below contained in the BIL Stockholder Agreement. The Company may not assign its right of first refusal without the consent of BIL, which consent shall not be unreasonably withheld or delayed; provided that any such assignees agree in writing to purchase any of the offered securities not being purchased by the Company in accordance with its right of first refusal.

     Limitation on Right to Purchase Additional Company Securities. So long as BIL and its affiliates own securities representing at least 5% of the voting power of the outstanding capital stock of the Company, BIL has agreed that neither BIL nor any of its affiliates will acquire additional shares of Common Stock which, together with the Common Stock, Series B Preferred and Series C Preferred Stock then owned by BIL and its affiliates, represent more than 49% of the voting power of the outstanding capital stock of the Company, except pursuant to (i) stock dividends on the Series B Preferred Stock and the Series C Preferred Stock, or (ii) plans established by the Company for members of the Board of Directors of the Company.

     Preemptive Right. So long as BIL and its affiliates own securities representing at least 15% of the voting power of the outstanding capital stock of the Company, the Company has agreed not to issue any equity securities before offering BIL the right to participate proportionately in such issuance. Notwithstanding the foregoing, BIL's preemptive right set forth above shall not apply to any securities issued (i) pursuant to the Warrant, dated as of March 12, 1992, as amended, by and between the Company and John Hancock Mutual Life Insurance Company, (ii) in connection with a merger, acquisition or other business combination transaction approved by the Board of Directors of the Company, (iii) in connection with any stock option or other employee benefit plans and programs of the Company approved by the Board of Directors of the Company, or (iv) in connection with any private debt financing in which securities to be issued represent less than 2% of the voting power of the outstanding capital stock of the Company.

     Standstill Provisions. BIL has agreed that following the Effective Time and thereafter until such time as BIL and its affiliates own securities representing less than 5% of the voting power of the outstanding capital stock of the Company, neither BIL nor any of its affiliates will directly or indirectly seek to acquire ownership of the Company, engage in any solicitation of proxies with respect to the Company or otherwise seek or propose to acquire control of the Board of Directors of the Company.

     Termination. The BIL Stockholder Agreement will automatically terminate upon a change of control of the Board of Directors of the Company.

     Amendment.  Pursuant to the BIL Stockholder Agreement, in the event that
(i) any person becomes the owner of securities representing more than 15% but less than 100% of the voting power of the outstanding capital stock of the Company with the approval of the Board of Directors of the Company and (ii) the restrictions imposed by the Company on the activities of such person are less onerous than those imposed on BIL and its affiliates under the BIL Stockholder Agreement, then the BIL Stockholder Agreement will be revised to provide comparable restrictions which are identical to the restrictions imposed on such person.

     Registration Rights Agreement. Simultaneous with the execution of the E&J Merger Agreement, the Company entered into a registration rights agreement with BIL (the "BIL Registration Rights Agreement") pursuant to which BIL and certain of its transferees have the right, under certain circumstances, to require the Company to register under the Securities Act certain shares of Common Stock held by them.

BIL LOANS

     In July 1996, an affiliate of BIL provided the Company with a loan in the amount of $4,000,000, at an effective interest rate of 8.8%. The loan was used to fund the acquisition of V.C. Medical and for general corporate purposes. In December 1996, the loan was converted into a subordinated loan (the "BIL Subordinated Loan"), maturing on April 1, 2001 and bearing interest payable quarterly at an effective rate of 7.7% per year. Under the terms of the BIL Subordinated Loan, the Company has the right to set off the principal amount against punitive damages awarded against the Company or any of its subsidiaries relating to any product liability claims of Everest & Jennings and/or its subsidiaries existing on the date of acquisition and involving a death prior to September 3, 1996. The BIL Subordinated Loan is subordinated to the Notes.

     In May 1997, an affiliate of BIL provided the Company with a loan in the amount of $5,000,000 at an effective interest rate of 8.5% (the "BIL Senior Loan"). The proceeds of the BIL Senior Loan were used for general corporate purposes. The Company repaid the BIL Senior Loan in full from the proceeds of the Initial Offering.

                         DESCRIPTION OF CREDIT FACILITY

     The Credit Facility provides for up to $75 million (increased to $100 million on December 30, 1997) of borrowings on a revolving credit basis, including letters of credit and banker's acceptances, arranged by IBJ, as agent. The revolving credit facility terminates on December 10, 1999. Under the terms of the Credit Facility, borrowings bear interest at IBJ's prime rate (in connection with domestic rate loans) or 1.625% above LIBOR (in connection with Eurodollar rate loans). The Credit Facility is secured by a pledge of all of Graham-Field's assets. As of September 30, 1997, the Company had unused availability of approximately $71.8 million of direct borrowings outstanding under the Credit Facility.

     The Credit Facility contains certain customary terms and provisions, including limitations with respect to the repayment or prepayment of principal on subordinated debt, including the Notes, the incurrence of additional debt, liens, transactions with affiliates, consolidations, mergers and acquisitions and sales of assets. In addition, the Company is prohibited from declaring, paying any dividend or making any distribution on any shares of Common Stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or applying any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of Common Stock or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of the net income of the Company on a consolidated basis, provided that no event of default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends. Finally, the Credit Facility contains certain financial covenants, including a cash flow coverage and leverage ratio, and an earnings before interest and taxes covenant, as well as the requirement that the Company reduce outstanding borrowings with the net cash proceeds of certain asset sales.

                            DESCRIPTION OF NEW NOTES

     The New Notes will be issued, and the Old Notes were issued, pursuant to the Indenture (the "Indenture") dated as of August 4, 1997 between the Company, the Guaranteeing Subsidiaries and American Stock Transfer & Trust Company, as trustee (the "Trustee"). For purposes of the following summary, the Old Notes and the New Notes shall be collectively referred to as the "Notes". The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Capitalized terms that are used but not otherwise defined below under the caption "Certain Definitions" have the meaning assigned to them in the Indenture and such definitions are incorporated herein by reference. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and is available as set forth under "Additional Information." The definitions of certain terms used in the following summary are set forth below under "Certain Definitions."

GENERAL

     The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company. See "Subordination." The Notes will be guaranteed, jointly and severally, on a senior subordinated basis by the Guaranteeing Subsidiaries. The Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guaranteeing Subsidiaries, including the obligations of the Guaranteeing Subsidiaries under the Credit Facility. See "Subsidiary Guarantees." As of September 30, 1997, on a pro forma basis after giving effect to the Initial Offering and the application of the net proceeds therefrom, the Company had no Senior Debt outstanding and the Guaranteeing Subsidiaries had approximately $10.5 million of Senior Debt outstanding (excluding guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Facility).

     Restrictions in the Indenture on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to make Asset Sales, to enter into transactions with Affiliates and to enter into mergers, consolidations or sales of all or substantially all of its assets, may make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Although such restrictions cover a wide variety of arrangements which traditionally have been used to effect highly leveraged transactions, the Indenture may not afford holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     As of the date of the Indenture, all of the Company's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $100 million and will mature on August 15, 2007. Interest on the Notes will accrue at the rate of
 3/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 1998, to Holders of record on the immediately preceding February 1 and August 1. Holders of the New Notes will receive interest on February 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance thereof to the date of exchange thereof pursuant to the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of New Notes in exchange therefor. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest and Liquidated Damages (as defined in "Old Notes; Registration Rights"), if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by the Guaranteeing Subsidiaries. The Subsidiary Guarantee of each Guaranteeing Subsidiary will be subordinated to the prior payment in full of all existing and future Senior Debt of such Guaranteeing Subsidiary on substantially the same terms as the Notes are subordinated to the Senior Debt of the Company. The obligations of each Guaranteeing Subsidiary under its Subsidiary Guarantee will provide that they will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors -- Fraudulent Conveyance; Preferential Transfer."

     The Indenture provides that no Guaranteeing Subsidiary may consolidate with or merge with or into (whether or not such Guaranteeing Subsidiary is the surviving Person), another corporation, Person or entity, whether or not affiliated with such Guaranteeing Subsidiary, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to another corporation, Person or entity, unless: (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guaranteeing Subsidiary) assumes all the obligations of such Guaranteeing Subsidiary under the Notes and the Indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Guaranteeing Subsidiary or the surviving entity, as the case may be, is at least equal to the Consolidated Net Worth of the Guaranteeing Subsidiary immediately before such transaction or series of transactions; and (iv) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock." The foregoing will not prohibit a merger between a Guaranteeing Subsidiary and another Guaranteeing Subsidiary or a merger between a Guaranteeing Subsidiary and the Company.

     The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Guaranteeing Subsidiary, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guaranteeing Subsidiary, then such Guaranteeing Subsidiary (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Guaranteeing Subsidiary) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guaranteeing Subsidiary) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Asset Sales."

SUBORDINATION

     The payment of all Obligations on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is in an allowed claim under applicable law) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full in cash or Cash Equivalents, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive (i) Permitted Junior Securities and any other Permitted Junior Securities issued in exchange for any Permitted Junior Securities and (ii) payments made from the trust described under "Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment upon or in respect of the Notes (except in such Permitted Junior Securities, Permitted Junior Securities issued in exchange for such Permitted Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal of, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors -- Subordination."

OPTIONAL REDEMPTION

     Except as provided in the next paragraph, the Notes will not be redeemable at the Company's option prior to August 15, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

                                       YEAR                         PERCENTAGE
                --------------------------------------------------  ----------
                2002..............................................    104.875%
                2003..............................................    103.250%
                2004..............................................    101.625%
                2005 and thereafter...............................    100.000%

     Notwithstanding the foregoing, at any time prior to August 15, 2000, the Company on one or more occasions may redeem up to $25 million aggregate principal amount of the Notes with the net proceeds of one or more public offerings of common stock of the Company at a redemption price of 109.75% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable date of redemption; provided that at least $75 million aggregate principal amount of the Notes remains outstanding immediately after the occurrence of each such redemption.

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company intends to comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture provides that, prior to being required to comply with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as whole. There is no precisely established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group is uncertain.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors of the Company and set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or, in the case of liabilities of a Restricted Subsidiary, the Subsidiary Guarantee of such Subsidiary) that are assumed by the transferee of any such assets and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days after receipt shall be deemed to be cash for purposes of this provision.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Senior Debt or Pari Passu Indebtedness (provided that if the Company shall so reduce Pari Passu Indebtedness, it will equally and ratably make an Asset Sale Offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders) and/or (b) to an investment in another business, the making of a capital expenditure or the acquisition of other tangible assets, product distribution rights or intellectual property or rights thereto, in each case, in a line of business permitted by the covenant described in "Line of Business." Pending the final application of any such Net Proceeds, the Company may temporarily reduce borrowings under the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Indenture provides that the Company will (i) make an offer to all Holders of Notes to purchase and (ii) prepay, purchase or redeem (or make an offer to do so) any other Pari Passu Indebtedness of the Company in accordance with provisions requiring the Company to prepay, purchase or redeem such Indebtedness with the proceeds from any asset sales (or offer to do so), the maximum principal amount of Notes and of such indebtedness that may be purchased out of the Excess Proceeds, pro rata in proportion to the respective principal amounts (or accreted value, as applicable) of the Notes and such other Indebtedness required to be prepaid, purchased or redeemed or tendered for pursuant to such offer (an "Asset Sale Offer"), at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any to the date of purchase, in accordance with the procedures set forth in the Indenture.

  Restriction on Repurchase of the Notes

     The Credit Facility prohibits the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company and certain asset sales will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs or the Company is required to make an Asset Sale Offer at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes. See "Risk Factors -- Subordination."

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate; provided that no Notes with a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution (including in connection with any merger or consolidation) on account of any Equity Interests of the Company or any of its Restricted Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any of its Restricted Subsidiaries or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the Notes or a Subsidiary Guarantee, except at the original final maturity thereof or in accordance with the scheduled mandatory redemption or repayment provisions set forth in the original documentation governing such Indebtedness (but not pursuant to any mandatory offer to repurchase upon the occurrence of any event); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would be able to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio in the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (v), (vi) and (viii) of the next succeeding paragraph), is less than the sum of (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on April 1, 1997 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds received by the Company from contributions of capital or the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (3) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), provided that no cash proceeds received by the Company from the issue or sale of any Equity Interests issued by the Company will be counted in determining the amount available for Restricted Payments under this clause
     (c) to the extent such proceeds were used to redeem, repurchase, retire or acquire any Equity Interests of the Company pursuant to clause (ii) of the next succeeding paragraph, to defease, redeem or repurchase any subordinated Indebtedness pursuant to clause (iii) of the next succeeding paragraph or to repurchase, redeem or acquire any Equity Interests of the Company pursuant to clause (iv) of the next succeeding paragraph.

     The foregoing provisions will not prohibit any or all of the following (each and all of which: (1) constitutes an independent exception to the foregoing provisions and (2) may occur in addition to any action permitted to occur under any other exception): (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph; (iii) the defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph;
(iv) the funding of loans (but not including the forgiveness of any such loan) to executive officers, directors or shareholders for relocation loans, bonus advances and other purposes consistent with past practices or the purchase, redemption or other acquisition for value of shares of Capital Stock of the Company (other than Disqualified Stock) or options on such shares held by the Company's or the Restricted Subsidiaries' officers or employees or former officers or employees (or their estates or trusts or beneficiaries under their estates or trusts for the benefit of such beneficiaries) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of Capital Stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officers or employees provided that the aggregate amount of any such loans funded and cash consideration paid, or distributions made, pursuant to this clause (iv) does not in any one fiscal year exceed $1.0 million; (v) the payment of dividends by a Restricted Subsidiary on any class of common stock of such Restricted Subsidiary if such dividend is paid pro rata to all holders of such class of common stock; (vi) the repurchase of any class of common stock of a Restricted Subsidiary if such repurchase is made pro rata with respect to such class of common stock; (vii) any other Restricted Payment (other than (A) a dividend or other distribution on account of any Equity Interests of the Company or any of its Restricted Subsidiaries and (B) a purchase, redemption or other acquisition of any Equity Interests of the Company, any of its Restricted Subsidiaries or any Affiliate of the Company) if the amounts thereof, together with all other Restricted Payments made pursuant to this clause since the date of the Indenture shall not exceed $5.0 million and (viii) the redemption, repurchase or other acquisition of Notes.

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided, however, that (i) no Default or Event of Default shall have occurred and be continuing or would arise therefrom, (ii) such designation, when considered as an Investment as described in the next sentence, is at that time permitted under the covenant described under "Restricted Payments" and (iii) immediately after giving effect to such designation, the Company would be able to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio in the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of (i) the net book value of such Investments at the time of such designation and (ii) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if under the terms of the Indenture such Restricted Investment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations shall be based upon the Company's latest available financial statements.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, and will not permit any of its Guaranteeing Subsidiaries to, directly or indirectly, Incur, contingently or otherwise, any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Guaranteeing Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and its Guaranteeing Subsidiaries may incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available (or where such incurrence or issuance occurs on or prior to March 31, 1998, the Fixed Charge Coverage Ratio shall be determined for the period beginning on January 1, 1997 through the most recently ended fiscal quarter for which internal financial statements are available) immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock issued would have been at least (x) 2.0 to 1 if such incurrence or issuance occurs on or before June 30, 1999, or (y) 2.25 to 1 if such incurrence or issuance occurs at any time thereafter, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; provided that, if such incurrence or issuance occurred on or prior to March 31, 1998, the aforementioned pro forma calculations shall be made assuming such incurrence or issuance occurred on January 1, 1997 rather than at the beginning of such four-quarter period.

     The foregoing provisions will not apply to any of the following (each and all of which: (1) may be issued or incurred, (2) constitutes an independent exception to the foregoing provisions and (3) may be incurred in addition to any other Indebtedness permitted to be incurred under any other exception): (i) the incurrence by the Company or any Guaranteeing Subsidiary of Indebtedness and letters of credit pursuant to any Credit Facility (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or the relevant Guaranteeing Subsidiary thereunder) in an aggregate principal amount outstanding at any one time not to exceed $75 million (A)(1) less the aggregate amount of all mandatory repayments (a "Mandatory Repayment") of the principal of any term Indebtedness under the Credit Facility that have been made since the date of the Indenture pursuant to the amortization schedule of any Credit Facility (other than any Mandatory Repayment made concurrently with refinancing or refunding of the Credit Facility) and (2) plus the Excess Amount and (B) less the aggregate amount of all Net Proceeds of Asset Sales applied pursuant to clause (a) of the first sentence of the second paragraph under the covenant entitled "Asset Sales" to permanently reduce Indebtedness (and, in the case of revolving Indebtedness, the commitments) under the Credit Facility or to cash collateralize letters of credit and permanently reduce commitments with respect to revolving Indebtedness under the Credit Facility; provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facility in accordance with this clause (i) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Credit Facility or otherwise in reliance on, and in accordance with, clause (ix) below; (ii) the incurrence by the Company and any Guaranteeing Subsidiary of Indebtedness represented by the Notes and any Subsidiary Guarantee; (iii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money obligations or sale and leaseback transactions, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed $15.0 million at any time outstanding; provided that in no event shall the aggregate principal amount of Indebtedness incurred in connection with sale and leaseback transactions pursuant to this clause exceed $7.5 million at any time outstanding; (iv) Existing Indebtedness; (v) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture; (vi) the incurrence by the Company or any of its

Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (a) any subsequent issuance or transfer (other than for security purposes) of Equity Interests and (b) any subsequent sale or other transfer (including for security purposes other than to secure Indebtedness permitted to be incurred pursuant to clause (i) of this paragraph) of such Indebtedness, in each case, that results in any such Indebtedness being held by a Person other than the Company or any of its Restricted Subsidiaries shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;
(vii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate Indebtedness of such Person so long as such floating rate Indebtedness is permitted by the terms of the Indenture to be outstanding or (b) exchange rate risk with respect to agreements or indebtedness of such Person payable or denominated in a currency other than U.S. dollars; (viii) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company; (ix) the incurrence by the Company and any Guaranteeing Subsidiary of Indebtedness in an aggregate principal amount at any time outstanding not to exceed $10.0 million; (x) the incurrence by any Foreign Subsidiary of Indebtedness and letters of credit to fund working capital and capital expenditures requirements (with letters of credit being deemed to have a principal amount equal to maximum potential liability of such Foreign Subsidiary thereunder) in an aggregate maximum principal amount outstanding at any one time not to exceed $5.0 million; (xi) Obligations in respect of performance and surety bonds provided by the Company or any Guaranteeing Subsidiary in the ordinary course of business and (xii) the incurrence or issuance by any Restricted Subsidiary of the Company of Indebtedness (in addition to Indebtedness that may be incurred or issued pursuant to any other clause of this paragraph) in an aggregate principal amount not to exceed $1.0 million.

  Sale and Leaseback Transactions

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company and any Guaranteeing Subsidiary may enter into a sale and leaseback transaction if (i) the Company or such Guaranteeing Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to
(a) the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant "Incurrence of Indebtedness and Issuance of Preferred Stock" and/or (b) clause (iii) of the second paragraph of the covenant "Incurrence of Indebtedness and Issuance of Preferred Stock" (as limited by the proviso to such clause),
(ii) the Lien to secure such Indebtedness does not extend to or cover any assets of the Company or such Guaranteeing Subsidiary other than the assets which are the subject of the sale and leaseback transaction, (iii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors of the Company and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iv) the transfer of assets in such sale and leaseback transaction is permitted by, and the proceeds of such transaction are applied in compliance with, the covenant "Asset Sales."

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing any Obligations on any property or asset now owned or hereafter acquired, or on any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes, and the Subsidiary Guarantees, as applicable, are either (i) secured by a Lien on such property, assets, income or profits that is senior in priority to the Lien securing such other Obligations, if such other Obligations are subordinated in right of payment to the Notes and/or the Subsidiary Guarantees or (ii) equally and ratably secured by a Lien on such property, assets, income or profits with the Lien securing such other Obligations, if such other Obligations are pari passu in right of payment to the Notes and/or the Subsidiary Guarantees.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or consensual restriction on the ability of any Restricted Subsidiary to: (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries; (ii) make loans or advances to the Company or any of its Restricted Subsidiaries; or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness, as in effect on the date of the Indenture; (b) the Credit Facility and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive in the aggregate than those contained in the Credit Facility, as in effect on the date of the Indenture; (c) the Indenture and the Notes; (d) applicable law; (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries, as in effect at the time of acquisition (except to the extent such Indebtedness was incurred in connection with, or in contemplation of, such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred; (f) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business and consistent with past practices; (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired; (h) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced; (i) an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or property or assets of a Restricted Subsidiary; provided that such restrictions are limited to the Restricted Subsidiary that is the subject of such agreement; or (j) restrictions applicable to any Foreign Subsidiary pursuant to Indebtedness permitted to be incurred pursuant to clause
(x) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" provided that such restrictions shall be limited to customary net worth, leverage, cash flow and other financial ratios applicable to such Foreign Subsidiary, customary restrictions on mergers and consolidations involving such Foreign Subsidiary, customary restrictions on transactions with affiliates of such Foreign Subsidiary and customary provisions subordinating the payment of intercompany Indebtedness owed by such Foreign Subsidiary to the Company or any of its Restricted Subsidiaries upon the occurrence of a default in respect of Indebtedness of such Foreign Subsidiary or its Subsidiaries and/or events of insolvency with respect to such Foreign Subsidiary or its Subsidiaries; and provided further, that in no event shall any Indebtedness incurred by a Foreign Subsidiary prohibit such Foreign Subsidiary from making any dividend or other distribution to the Company or its Restricted Subsidiaries or from otherwise making any loan to the Company or its Restricted Subsidiaries in the absence of a breach by such Foreign Subsidiary of the covenants contained in such Indebtedness.

  Merger, Consolidation or Sale of Assets

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the surviving entity, as the case may be, is at least equal to the Consolidated

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

Net Worth of the Company immediately before such transaction or series of transactions; (iii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee; (iv) immediately after such transaction, no Default or Event of Default exists; and
(v) the Company or the Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made will, at the time of such transaction after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock." The foregoing will not prohibit a consolidation or merger between the Company and a Wholly Owned Restricted Subsidiary, the transfer of all or substantially all of the properties or assets of the Company to a Wholly Owned Restricted Subsidiary or the transfer of all or substantially all of the properties or assets of a Wholly Owned Restricted Subsidiary to the Company; provided that if the Company is not the surviving entity of such transaction or the Person to which such transfer is made, the surviving entity or the Person to which such transfer is made shall comply with clause (iii) of this paragraph.

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, (ii) if such Affiliate Transaction involves aggregate consideration in excess of $2.0 million, the Company delivers to the Trustee a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and such Affiliate Transaction is approved by a majority of the disinterested members of the Board of Directors of the Company and (iii) if such Affiliate Transaction involves aggregate consideration in excess of $5.0 million, the Company delivers to the Trustee an opinion as to the fairness of such Affiliate Transaction from a financial point-of-view issued by an investment bank or accounting firm of national standing, provided, however, that (a) any employment, consulting or similar agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary,
(b) transactions between or among the Company and/or its Restricted Subsidiaries, (c) payment of employee benefits, including wages, salary, bonuses, retirement plans and stock options, and director fees in the ordinary course of business and (d) Restricted Payments permitted by the provisions of the Indenture described above under clauses (i), (iv), (v), (vi), (vii), (viii) of the second paragraph of the covenant entitled "Restricted Payments," in each case, shall not be deemed Affiliate Transactions.

  Anti-Layering

     The Indenture provides that (i) the Company will not incur, create, issue, assume, guarantee, or otherwise become liable for any Indebtedness that is both
(a) subordinate or junior in right of payment to any Senior Debt and (b) senior in any respect in right of payment to the Notes and (ii) no Guaranteeing Subsidiary will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both (a) subordinate or junior in right of payment to its Senior Debt and (b) senior in any respect in right of payment to its Subsidiary Guarantee.

  Line of Business

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage to any substantial extent in any line or lines of business activity other than that

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

which, in the reasonable good faith judgment of the Board of Directors of the Company, is a Related Business; provided that the Company shall not be deemed to be in violation of this covenant if the Company acquires a business which derives substantial revenues from a Related Business, regardless of whether such acquired business includes a line or lines of business that are not a Related Business.

  Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Restricted Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, from and after the consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guaranteeing Subsidiaries have agreed that, for so long as any Notes remain outstanding, they will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default:

          (i) default for 30 days in the payment when due of interest or Liquidated Damages, if any, with respect to the Notes (whether or not prohibited by the subordination provisions of the Indenture);

          (ii) default in payment when due of principal or premium, if any, on the Notes at maturity, upon redemption or otherwise (whether or not prohibited by the subordination provisions of the Indenture);

          (iii) failure by the Company or any Guaranteeing Subsidiary for 30 days after receipt of notice from the Trustee or Holders of at least 25% in principal amount of the Notes then outstanding to comply with the provisions described under the covenants entitled "Change of Control," "Asset Sales," "Sale and Leaseback Transactions," "Restricted Payments," "Incurrence of Indebtedness and Issuance of Preferred Stock" or "Merger, Consolidation or Sale of Assets;"

          (iv) failure by the Company or any Guaranteeing Subsidiary for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding to comply with its other agreements in the Indenture or the Notes;

          (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (A)(i) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) principal of such Indebtedness (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and (B) in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been accelerated as a result of any matter contemplated in clause (v)(A)(i) or (v)(A)(ii), aggregates $7.5 million or more;

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

          (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments (to the extent not covered by insurance or as to which the insurer has not acknowledged coverage in writing) aggregating in excess of $7.5 million, which judgments are not paid, fully bonded, discharged or stayed within 60 days after their entry;

          (vii) certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or group of Restricted Subsidiaries of the Company that together, would constitute a Significant Subsidiary; and

          (viii) the termination of the Subsidiary Guarantee(s) of either a Guaranteeing Subsidiary that is a Significant Subsidiary or group of Guaranteeing Subsidiaries that together constitute a Significant Subsidiary for any reason not permitted by the Indenture, or the denial of any Person acting on behalf of any such Guaranteeing Subsidiary or group of Guaranteeing Subsidiaries of its Obligations under any such Subsidiary Guarantee(s).

     To the extent that the last day of the period referred to in clauses (i),
(iii), (iv) or (vi) of the immediately preceding paragraph is not a Business Day, then the first Business Day following such day shall be deemed to be the last day of the period referred to in such clauses. Any "day" will be deemed to end as of 11:59 p.m., New York City time.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Facility or five Business Days after receipt by the Company and the Representative under the Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest or premium on, or principal of, the Notes. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in such Holders' interest.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company under the Notes, any Subsidiary Guarantee or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Subsidiary. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all obligations of the Company and the Guaranteeing Subsidiaries discharged with respect to the outstanding Notes and the Subsidiary Guarantees ("legal defeasance"). Such legal defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on the Notes when such payments are due, or on the redemption date, as the case may be, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (c) the rights, powers, trust, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (d) the legal defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guaranteeing Subsidiaries released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either legal defeasance or covenant defeasance, the Company must, among other things, irrevocably deposit with the Trustee, in trust for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable optional redemption date, as the case may be.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, however, an amendment or waiver may not (with respect to any Note held by a non-consenting Holder): (i) reduce the principal amount of Notes; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes or any Change of Control Offer; (iii) reduce the rate of or change the time for payment of interest or Liquidated Damages on any Notes;
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) waive a redemption or repurchase payment with respect to any Note; or (vii) make any change in the foregoing amendment and waiver provisions. Notwithstanding the foregoing, the provisions with respect to Asset Sales may be amended or supplemented with the consent of the Holders of at least two-thirds in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes). In addition, any amendment to the provisions of
Article 10 or Article 12 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate amount of Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes. Without obtaining any necessary consents under the Credit Facility, the Company may not amend or supplement the subordination provisions with respect to the Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guaranteeing Subsidiaries and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or a Guaranteeing Subsidiary's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA or to allow any Guaranteeing Subsidiary to guarantee the Notes.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee, in its individual or any other capacity, may become the owner of Notes and may otherwise deal with the Company, the Guaranteeing Subsidiaries or any Affiliate of the Company with the same rights it would have if it were not Trustee; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to the Company, 400 Rabro Drive East, Hauppauge, NY 11788, Attn: Richard S. Kolodny.

BOOK-ENTRY, DELIVERY AND FORM

     Except as described in the next paragraph, the New Notes initially will be represented by a single permanent global certificate in definitive, fully registered form (the "Global Note"). The Global Note will be deposited on the date of the issuance thereof with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

     Notes (i) transferred to any Person who is not a "qualified institutional buyer" as defined in Rule 144A promulgated under the Securities Act (a "QIB") or
(ii) held by QIBs who elect to take physical delivery of their certificates instead of holding their interests through the Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Note.

     The Global Note. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchaser and ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the New Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

     Payments of the principal of, premium (if any), and interest (including Liquidated Damages) on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, and interest (including Liquidated Damages) on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a Holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such Holder must transfer its interest in the Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act, DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Note.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of making any determination of any amount under any single definition set forth below, such determination shall be made without double counting of any item; provided that, with respect to the definition of "Fixed Charge Coverage Ratio" it shall not be deemed to be double counting if an item is included in the calculation of each of "Consolidated EBITDA" and "Fixed Charges."

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merges with or into or becomes a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means (i) the sale, lease, conveyance, or other disposition by the Company or any of its Restricted Subsidiaries of any assets (including, without limitation, by way of a sale and leaseback transaction) other than in the ordinary course of business, and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of clauses (i) and (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $3.0 million or (b) for net proceeds in excess of $3.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by the covenant described above under the covenant entitled "Restricted Payments," and (iv) the sale and leaseback of any assets within 90 days of the acquisition of such assets will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

     "Capital Stock" means, (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participation, rights or other equivalents (however designated) of corporate stock and (iii) in the case of a partnership, partnership interests (whether general or limited).

     "Cash Equivalents" means (i) U.S. dollars, (ii) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank or trust company having capital and surplus in excess of $300 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

     "Change of Control" means the occurrence of any of the following: (i) any sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as defined in Section 13(d) of the Exchange Act) or "group" (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than a Permitted Holder; (ii) the adoption of a plan for the liquidation or dissolution of the Company; (iii) the Company consolidates with, or merges with or into, another "person" (as defined above) or "group" (as defined above) other than a Permitted Holder, in a transaction or series of related transactions in which the Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any transaction where (A) the outstanding Voting Stock of the Company is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation and (B) either (1) the "beneficial owners" (as defined in Rule 13d-3 under the Exchange Act) of the outstanding Voting Stock of the Company immediately prior to such transaction own beneficially, directly or indirectly through one or more Subsidiaries, not less than a majority of the total outstanding Voting Stock of the surviving or transferee corporation immediately after such transaction or (2) if, immediately prior to such transaction the Company is a direct or indirect Subsidiary of any other Person (each such other Person, the "Holding Company"), the "beneficial owners" (as defined above) of the outstanding Voting Stock of such Holding Company immediately prior to such transaction own beneficially, directly or indirectly through one or more Subsidiaries, not less than a majority of the outstanding Voting Stock of the surviving or transferee corporation immediately after such transaction; (iv) the consummation of any transaction or series of any related transactions (including, without limitation, by way of merger or consolidation) the result of which is that any "person" (as defined above) or "group" (as defined above) other than a Permitted Holder, becomes the "beneficial owner" (as defined above) of more than 50% of the voting power of the Voting Stock of the Company; or (v) during any consecutive two-year period, the first day on which a majority of the members of the Board of Directors of the Company who were members of the Board of Directors at the beginning of such period are not Continuing Directors.

     "Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus, to the extent deducted in computing Consolidated Net Income, (i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, (ii) Consolidated Interest Expense of such Person for such period, (iii) depreciation and amortization (including amortization of goodwill and other intangibles) and all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period and (iv) any extraordinary or non-recurring loss and any net loss realized in connection with either any Asset Sale or the extinguishment of Indebtedness, in each case, on a consolidated basis determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount and deferred financing costs (except as set forth in the proviso to this definition), non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, net payments, if any, pursuant to Hedging Obligations and imputed interest with respect to Attributable Debt; provided, however, that in no event shall any amortization of deferred financing costs incurred on or prior to the date of the Indenture in connection with the Credit Facility or any amortization of deferred financing costs incurred in connection with the issuance of the Notes be included in Consolidated Interest Expense).

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary thereof in cash, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be included, (iii) the cumulative effect of a change in accounting principles shall be excluded, (iv) the portion of net income of the Company and its Consolidated Subsidiaries allocable to investments in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by the Company or one of its Consolidated Subsidiaries shall be excluded and (v) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of Net Income is not, at the date of determination, permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary.

     "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated stockholders' equity of such Person less the amount of such stockholders' equity attributable to Redeemable Capital Stock of such Person and its Subsidiaries, as determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the relevant Person who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     "Credit Facility" means that certain revolving credit and security agreement, providing for up to $75 million aggregate principal amount of borrowings, dated as of December 10, 1996 and as amended through the date of the Indenture, by and among the Company, certain Subsidiaries and IBJ Schroder Bank & Trust Company as lender and agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (together with any amendment, modification, renewal, refunding, replacement or refinancing to or of any of the foregoing (collectively, a "Modification") or to any Modification, ad infinitum, including, without limitation, any agreement modifying the maturity or amortization schedule of or refinancing or refunding all or any portion of the Indebtedness thereunder or increasing the amount that may be borrowed under such agreement or any successor agreement, whether or not among the same parties.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) so long as any Indebtedness is outstanding under the Credit Facility, such Indebtedness, and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $10.0 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Excess Amount" means, with respect to any Credit Facility, the amount by which aggregate payments of principal thereunder exceed the aggregate payments of principal required to be made through the date of determination, in respect of any term indebtedness, under the amortization schedule of such Credit Facility.

     "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the date of the Indenture until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the Consolidated Interest Expense of such Person for such period and (ii) any interest expense on Indebtedness of another Person that is (A) Guaranteed by the referent Person or one of its Restricted Subsidiaries (whether or not such Guarantee is called upon) or (B) secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Lien is called upon); provided that with respect to clause (ii)(B), the amount of Indebtedness (and attributable interest expense) shall be equal to the lesser of (I) the principal amount of the Indebtedness secured by the assets of such Person or one of its Restricted Subsidiaries and (II) the fair market value (as determined by the Board of Directors of such Person and set forth in an Officers' Certificate delivered to the Trustee) of the assets securing such Indebtedness and (iii) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the applicable reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the applicable reference period and shall give pro forma effect to the Indebtedness and the Consolidated EBITDA of the Person which is the subject of any such acquisition and (ii) the

Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

     "Foreign Subsidiary" means any Restricted Subsidiary of the Company organized and existing under the laws of any jurisdiction outside of the United States.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, the Securities and Exchange Commission or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time; provided, however, that all reports and other financial information provided by the Company to the Holders, the Trustee and/or the Commission shall be prepared in accordance with GAAP, as in effect on the date of such report or other financial information.

     "Government Securities" means direct obligations of, or obligations guaranteed by the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect hereof), of all or any part of any Indebtedness.

     "Guaranteeing Subsidiary" means each of (i) the Subsidiaries of the Company in existence on the date of the Indenture and (ii) any future Restricted Subsidiary and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or foreign exchange rates and (iii) indemnity agreements and arrangements entered into in connection with the agreements and arrangements described in clauses (i) and (ii).

     "Incur or incur" means, with respect to any Indebtedness (including Acquired Debt), to create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of such Indebtedness (including Acquired Debt); provided that (i) neither the accrual of interest nor the accretion of original issue discount shall be considered an incurrence of Indebtedness and (ii) the assumption of Indebtedness by the surviving entity of a transaction permitted by the last sentence of the second paragraph under "Subsidiary Guarantees" or the last sentence of the covenant entitled "Merger, Consolidation, or Sale of Assets" in existence at the time of such transaction shall not be deemed to be an incurrence of Indebtedness. The term "incurrence" has corresponding meaning.

     "Indebtedness" means, with respect to any Person without duplication, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing Capital Lease Obligations or the deferred and unpaid balance of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or representing any Hedging Obligations if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), the maximum fixed repurchase price of Disqualified Stock issued by such Person and the liquidation preference of preferred stock issued by such Person, in each case if held by any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, and, to the extent not otherwise included, the Guarantee by such Person of any such indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company, or any Restricted Subsidiary of the Company issues Equity Interests, such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an investment on the date of any such sale, disposition or issuance equal to the fair market value of the Equity Interests of such Person held by the Company or such Restricted Subsidiary immediately following any such sale, disposition or issuance.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions or
(b) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of Indebtedness (other than long-term Indebtedness of a Restricted Subsidiary of such Person and Indebtedness under the Credit Facility) secured by a Lien on the asset or assets that are the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (ii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Pari Passu Indebtedness" means Indebtedness of the Company which ranks pari passu in right of payment with the Notes.

     "Permitted Holder" means BIL and its current, former and future employees, members, stockholders, affiliates, directors and officers.

     "Permitted Investments" means (i) Investments in the Company or in a Restricted Subsidiary of the Company (including, without limitation, Guarantees of the Indebtedness and/or other Obligations of the Company and/or any Restricted Subsidiary of the Company, so long as such Indebtedness and/or other

Obligations are permitted under the Indenture), (ii) Investments in Cash Equivalents, (iii) Investments by the Company or any Restricted Subsidiary of the Company in, or the purchase of the securities of, a Person if, as a result of such Investment, (a) such person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, (iv) Investments in accounts and notes receivable acquired in the ordinary course of business, (v) any non-cash consideration received in connection with an Asset Sale that complies with the covenant entitled "Asset Sales," (vi) Investments in connection with Hedging Obligations permitted to be incurred under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

     "Permitted Junior Securities" means Equity Interests or debt securities of the Company that are unsecured and subordinated at least to the same extent as the Notes to Senior Debt of the Company and guarantees of any such debt by any Guaranteeing Subsidiary that are unsecured and subordinated at least to the same extent as the Subsidiary Guarantee of such Guaranteeing Subsidiary to the Senior Debt of such Guaranteeing Subsidiary, as the case may be, and has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Notes.

     "Permitted Liens" means (i) Liens on property of the Company and any Guaranteeing Subsidiary securing (a) Senior Debt and/or (b) Hedging Obligations permitted to be incurred under the Indenture; (ii) Liens in favor of the Company or any of its Restricted Subsidiaries; (iii) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided, that such Liens were not incurred in connection with, or in contemplation of, such merger or consolidation and do not extend to any assets of the Company or any Restricted Subsidiary of the Company other than the assets acquired in such merger or consolidation; (iv) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and do not extend to any assets of the Company or any other Restricted Subsidiary of the Company; (v) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of the Company or any of its Restricted Subsidiaries other than the property so acquired; (vi) Liens to secure the performance of statutory obligations, surety or appeal bonds or performance bonds, or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, or other like Liens, in any case incurred in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provision, if any, as is required by GAAP shall have been made therefor; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens to secure (A) Indebtedness (including Capital Lease Obligations) permitted by clause (iii) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness or the assets which are the subject of the sale and leaseback transaction, as the case may be and (B) Indebtedness of any Restricted Subsidiary (other than a Guaranteeing Subsidiary) permitted to be incurred by such Restricted Subsidiary pursuant to the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" (x) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations not constituting Indebtedness for borrowed money that do not exceed $10.0 million in the aggregate at any one time outstanding; (xi) Liens securing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under the Indenture; provided that (a) any such Lien shall not extend to or cover any assets or property not securing the Indebtedness so refinanced and (b) the refinancing Indebtedness secured by such Lien shall have been permitted to be incurred under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" (xii) Liens in favor of the lessee on instruments which are the subject of leases entered into in the ordinary course of business; provided that any such Lien shall not extend to or cover any assets or property of the Company and its Restricted Subsidiaries that is not the subject of any such lease; and (xiii) Liens to secure Attributable Debt and/or that is permitted to be incurred pursuant to the covenant entitled "Sale and Leaseback Transactions;" provided that any such Lien shall not extend to or cover any assets of the Company or any Guaranteeing Subsidiary other than the assets which are the subject of the sale leaseback transaction in which the Attributable Debt is incurred.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased, or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (iv) such Indebtedness is incurred by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Redeemable Capital Stock" means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the Stated Maturity with respect to the principal of any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.

     "Related Business" means the business conducted (or proposed to be conducted) by the Company and its Subsidiaries as of the date of the Indenture and any and all businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Senior Debt" means (a) with respect to the Company, (i) all Obligations permitted to be incurred pursuant to the Indenture under or in respect of the Credit Facility and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture and any Hedging Obligation permitted to be incurred under the terms of the Indenture, unless the instrument under which the foregoing is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes and (b) with respect to any Guaranteeing Subsidiary, (i) all Obligations permitted to be incurred pursuant to the Indenture under or in respect of the Credit Facility and (ii) any other Indebtedness permitted to be incurred by such Guaranteeing Subsidiary under the terms of the Indenture and any Hedging Obligation permitted to be incurred under the terms of the Indenture, unless the instrument under which the foregoing is incurred expressly provided that such Indebtedness is on parity with or subordinated in right of payment to the Subsidiary Guarantee of such Guaranteeing Subsidiary. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes; (x) any Indebtedness of the Company or any Guaranteeing Subsidiary to the Company or any Subsidiary of the

Company or any of their respective Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary: (i) has no Indebtedness other than Non-Recourse Debt; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (iii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the covenant entitled "Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant from the date of such incurrence). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                         OLD NOTES; REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement, the Company and the Guaranteeing Subsidiaries agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities (as defined below) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. If (i) the Company is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company within the specified time period that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer, (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Old Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a registration statement to cover resales of the Transfer Restricted Securities by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with such registration statement (the "Shelf Registration Statement"). The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until the earlier of (i) the date on which such Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act.

     The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to October 3, 1997, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to December 2, 1997, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer, (iv) if obligated to file the Shelf Registration Statement, the Company will file the Shelf Registration Statement with the Commission on or prior to 45 days after such filing obligation arises and use its best efforts to cause the Shelf Registration to be declared effective by the Commission on or prior to 120 days after such obligation arises and (v)(A) in certain circumstances, cause the Exchange Offer Registration Statement to remain effective and usable for a period of 180 days following the initial effectiveness thereof and (B) cause the Shelf Registration Statement to remain effective and usable for a period of two years following the initial effectiveness thereof or such shorter period ending when all the Old Notes available for sale thereunder have been sold. If (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness, (c) the Company fails to consummate the Exchange Offer within 30 days after the date on which the Exchange Offer Registration Statement is declared effective, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above as a "Registration Default"), then the Company will pay liquidated damages to each Holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per week per $1,000 principal amount of Transfer Restricted Securities held by such Holder ("Liquidated Damages"). The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Transfer Restricted Securities. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date (as defined in the Registration Rights Agreement) to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the same periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. Any Holder of Transfer Restricted Securities who elects not to participate in the Exchange Offer could be deemed to be less liquid than if such Holder participated in the Exchange Offer.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                         RELATING TO THE EXCHANGE OFFER

     The following is a summary of the principal U.S. federal income tax consequences resulting from the exchange of the Old Notes for New Notes in the Exchange Offer. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership or disposition of the Notes and is not intended to reflect the particular tax position of any beneficial owner. It deals only with Old Notes and New Notes held as capital assets. Moreover, except as expressly indicated, it does not address beneficial owners that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, purchasers that hold Old Notes or New Notes as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a Note and one or more other investments, or purchasers that have a "functional currency" other than the U.S. dollar. Except to the extent discussed below under "Non-U.S. Holders", this summary is not applicable to persons other than "U.S. Holders" (defined below). This summary is based upon the U.S. federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign government that may be applicable to the Notes or holders thereof. Persons considering the exchange of their Old Notes for New Notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences to them under the laws of any other taxing jurisdiction.

U.S. HOLDERS

     Payments of Interest. In general, interest on a New Note will be taxable to a beneficial owner who or which is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate or trust subject to United States federal income taxation on its income without regard to its source or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more persons who otherwise would be a U.S. Holder has the authority to control all substantial decision of the trust (a "U.S. Holder") as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

     Exchange Offer. The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. As a result, there will be no federal income tax consequences to holders exchanging the Old Notes pursuant to the Exchange Offer.

NON-U.S. HOLDERS

     Under present United States federal income and estate tax law and subject to the discussion of backup withholding below:

          (a) payments of principal and interest on the New Notes by the Company or any agent of the Company to any Holder that is not a U.S. Holder (a "Non-U.S. Holder") will not be subject to United States federal withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company (directly or indirectly) through stock ownership and (iii) either (A) the beneficial owner of the Old Notes or the New Notes certifies to the Company or its agent, under penalties of perjury, that he is not a "United States person" (as defined in the Code) and provides his name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Notes on behalf of the beneficial owner certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

          (b) a Non-U.S. Holder will not be subject to United States federal withholding tax on gain realized on the sale, exchange or redemption of New Note; and

          (c) a New Note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if, at the time of such death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the New Notes would not have been effectively connected with the conduct of a trade or business by the individual in the United States.

Regulations proposed by the Internal Revenue Service, if finalized in their current form, would modify the certification requirements described in clause(a)(iii) above with respect to certain payments made after such regulations become effective.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the New Note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph (provided that such holder properly claims such exemption by furnishing a properly executed IRS Form 4224 on or before any payment due), may be subject to U.S. federal income tax on such interest and gain on the sale, exchange or redemption of the New Note in the same manner as if it were a U.S. Holder.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     For each calendar year in which the New Notes are outstanding, the Company is required to provide the IRS with certain information, including the Holder's name, address and taxpayer identification number, the aggregate amount of principal and interest paid to that Holder during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain U.S. Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trust and individual retirement accounts.

     In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, the Company, its agent or paying agents or a broker may be required to "backup" withhold a tax equal to 31% of each payment of interest and principal (and premium, if any) on the New Notes. This backup withholding is not an additional tax and may be credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Non-U.S. Holder of a New Note if such holder has provided the required certification that it is not a United States person as set forth in clause (iii) in the first paragraph under "-- Non-U.S. Holders", or has otherwise established an exemption (provided that neither the Company not its agent has actual knowledge that the holder is a United States person or that the conditions of any exemption are not in fact satisfied).

     Payment of the proceeds from the sale of a New Note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that information reporting may apply to such payments if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business. Payment of the proceeds from a sale of an Old Note or New Note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number of otherwise establishes an exemption from information reporting and backup withholding. The proposed Treasury Regulations, noted above, if adopted in their current form, would also provide alternative certification requirements and means for obtaining the exemption from withholding tax.

                              PLAN OF DISTRIBUTION

     Each broker-dealer (a "Participating Broker-Dealer") that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes received in exchange for Old Notes where such Old Notes are acquired as a result of market-making activities or other trading activities. The Company and the Guaranteeing Subsidiaries have agreed that for a period of 180 days after the Expiration Date, they will make this Prospectus, as it may be amended or supplemented from time to time, available to any Participating Broker-Dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of New Notes by Participating Broker-Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver a prospectus, and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company and the Guaranteeing Subsidiaries promptly will send additional copies of this Prospectus, as it may be amended or supplemented from time to time, to any Participating Broker-Dealer upon request. The Company and the Guaranteeing Subsidiaries have agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

     Certain legal matters with respect to the New Notes offered hereby and the federal income tax consequences of the Exchange Offer are being passed upon for the Company by Milbank, Tweed, Hadley & McCloy, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Graham-Field Health Products, Inc. and subsidiaries at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Everest & Jennings at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Price Waterhouse LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Fuqua Enterprises, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Lumex Division of Lumex, Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

GRAHAM-FIELD HEALTH PRODUCTS, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors....................................................       F-4
Consolidated balance sheets -- December 31, 1996 and 1995.........................       F-5
Consolidated statements of operations -- December 31, 1996, 1995 and 1994.........       F-6
Consolidated statements of stockholders' equity -- December 31, 1996, 1995 and
  1994............................................................................       F-7
Consolidated statements of cash flows -- December 31, 1996, 1995 and 1994.........       F-8
Notes to consolidated financial statements -- December 31, 1996...................       F-9
Schedule II -- Valuation and qualifying accounts..................................      F-32
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed consolidated balance sheet -- September 30, 1997 and December 31,
  1996............................................................................      F-33
Condensed consolidated statements of operations -- for the three and nine months
  ended September 30, 1997 and 1996...............................................      F-34
Condensed consolidated statements of cash flows -- for the nine months ended
  September 30, 1997 and 1996.....................................................      F-35
Notes to condensed consolidated financial statements -- September 30, 1997........      F-36
EVEREST & JENNINGS INTERNATIONAL LTD

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Accountants.................................................      F-44
Consolidated statements of operations -- December 31, 1995, 1994 and 1993.........      F-45
Consolidated balance sheets -- December 31, 1995 and 1994.........................      F-46
Consolidated statements of stockholders' deficit -- December 31, 1995, 1994 and
  1993............................................................................      F-47
Consolidated statement of cash flows -- December 31, 1995, 1994 and 1993..........      F-50
Notes to consolidated financial statements........................................      F-52
Schedule II -- Valuation and qualifying accounts..................................      F-69
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated statements of operations -- for the nine months ended September 30,
  1996 and 1995...................................................................      F-70
Consolidated balance sheets -- September 30, 1996 and December 31, 1995...........      F-71
Consolidated statement of stockholders' deficit -- for the nine months ended
  September 30, 1996..............................................................      F-72
Consolidated statements of cash flows -- for the nine months ended September 30,
  1996 and 1995...................................................................      F-73
Notes to unaudited consolidated financial statements..............................      F-74
FUQUA ENTERPRISES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors....................................................      F-81
Consolidated balance sheets -- December 31, 1996 and 1995.........................      F-82
Consolidated statements of income -- December 31, 1996, 1995 and 1994.............      F-83
Consolidated statements of cash flows -- December 31, 1996, 1995 and 1994.........      F-84
Consolidated statements of stockholders' equity -- December 31, 1996, 1995 and
  1994............................................................................      F-85
Notes to consolidated financial statements........................................      F-86
Summary of quarterly data (unaudited).............................................     F-100
Schedule II -- Valuation and qualifying accounts..................................     F-101

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed consolidated balance sheets -- September 30, 1997 and December 31,
  1996............................................................................     F-102
Condensed consolidated statements of income -- for three months and nine months
  ended September 30, 1997 and September 30, 1996.................................     F-103
Condensed consolidated statements of cash flows -- for three months and nine
  months ended September 30, 1997 and September 30, 1996..........................     F-104
Notes to unaudited consolidated financial statements..............................     F-105
LUMEX DIVISION OF LUMEX, INC.

Report of Independent Auditors....................................................     F-108
Balance sheets -- March 31, 1996, December 31, 1995 and 1994......................     F-109
Statements of operations -- three months ended March 31, 1996 and years ended
  December 31, 1995, 1994 and 1993................................................     F-110
Statements of cash flows -- three months ended March 31, 1996 and years ended
  December 31, 1995, 1994 and 1993................................................     F-111
Notes to financial statements -- three months ended March 31, 1996 and years ended
  December 31, 1995, 1994 and 1993................................................     F-112

                      CONSOLIDATED FINANCIAL STATEMENTS OF
              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Graham-Field Health Products, Inc.

     We have audited the accompanying consolidated balance sheets of Graham-Field Health Products, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index to Financial Statements on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graham-Field Health Products, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Melville, New York
March 10, 1997, except for
Note 2 paragraph 5, as to
which the date is August 28, 1997

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                  1996           1995
                                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................................  $  1,241,000   $    226,000
  Accounts receivable, less allowance for doubtful accounts of $7,243,000
    and $1,811,000, respectively............................................    45,703,000     23,112,000
  Inventories...............................................................    48,245,000     31,239,000
  Other current assets......................................................     3,023,000      1,809,000
  Recoverable and prepaid income taxes......................................       256,000        254,000
                                                                              ------------    -----------
         TOTAL CURRENT ASSETS...............................................    98,468,000     56,640,000
Property, plant and equipment, net..........................................    11,264,000      8,599,000
Excess of cost over net assets acquired, net of accumulated amortization of
  $8,185,000 and $7,212,000, respectively...................................    91,412,000     29,291,000
Investment in leveraged lease...............................................            --        487,000
Deferred tax assets.........................................................       938,000      3,084,000
Other assets................................................................     5,112,000      4,910,000
                                                                              ------------    -----------
         TOTAL ASSETS.......................................................  $207,194,000   $103,011,000
                                                                              ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank......................................................  $ 13,985,000   $  2,100,000
  Current maturities of long-term debt and Guaranteed Senior Notes..........     2,016,000      1,621,000
  Accounts payable..........................................................    22,995,000      9,828,000
  Acceptances payable.......................................................    19,800,000      5,000,000
  Accrued expenses..........................................................    25,608,000      3,030,000
                                                                              ------------    -----------
         TOTAL CURRENT LIABILITIES..........................................    84,404,000     21,579,000
Long-term debt..............................................................     6,535,000      1,462,000
Other long-term liabilities.................................................     1,752,000             --
Guaranteed Senior Notes.....................................................            --     19,000,000
                                                                              ------------    -----------
         TOTAL LIABILITIES..................................................    92,691,000     42,041,000
STOCKHOLDERS' EQUITY
Series A preferred stock, par value $.01 per share:
  authorized shares 300,000 none issued.....................................            --             --
Series B preferred stock, par value $.01 per share:
  authorized shares 6,100, issued and outstanding 6,100.....................    28,200,000             --
Series C preferred stock, par value $.01 per share:
  authorized shares 1,000, issued and outstanding 1,000.....................     3,400,000             --
Common stock, par value $.025 per share:
  authorized shares 60,000,000, issued and outstanding
  19,650,744 and 15,065,286, respectively...................................       492,000        377,000
Additional paid-in capital..................................................   101,573,000     66,891,000
(Deficit)...................................................................   (18,995,000)    (6,298,000)
Cumulative translation adjustment...........................................       (12,000)            --
                                                                              ------------    -----------
Subtotal....................................................................   114,658,000     60,970,000
Notes receivable from sale of shares........................................      (155,000)            --
                                                                              ------------    -----------
    TOTAL STOCKHOLDERS' EQUITY..............................................   114,503,000     60,970,000
Commitments and contingencies
                                                                              ------------    -----------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................  $207,194,000   $103,011,000
                                                                              ============    ===========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
Net revenues:
  Medical equipment and supplies.................  $143,083,000     $112,113,000     $105,951,000
  Interest and other income......................       559,000          301,000           75,000
                                                   ------------     ------------      -----------
                                                    143,642,000      112,414,000      106,026,000
                                                   ------------     ------------      -----------
Costs and expenses:
  Cost of revenues...............................    99,641,000       78,525,000       74,079,000
  Selling, general and administrative............    34,578,000       29,428,000       31,964,000
  Interest expense...............................     2,578,000        2,720,000        2,697,000
  Purchased in-process research & development
     costs.......................................    12,800,000               --               --
  Merger related charges.........................     3,000,000               --               --
                                                   ------------     ------------      -----------
                                                    152,597,000      110,673,000      108,740,000
                                                   ------------     ------------      -----------
(Loss) income before income taxes (benefit) and
  extraordinary item.............................    (8,955,000)       1,741,000       (2,714,000)
Income taxes (benefit)...........................     2,918,000          694,000         (735,000)
                                                   ------------     ------------      -----------
(Loss) income before extraordinary item..........   (11,873,000)       1,047,000       (1,979,000)
Extraordinary loss on early retirement of debt
  (net of tax benefit of $383,000)...............      (736,000)              --               --
                                                   ------------     ------------      -----------
          NET (LOSS) INCOME......................  $(12,609,000)    $  1,047,000     $ (1,979,000)
                                                   ============     ============      ===========
Net (loss) income per common share:
(Loss) income before extraordinary item..........  $       (.76)    $        .07     $       (.14)
Extraordinary loss on early retirement of debt...          (.05)              --               --
                                                   ------------     ------------      -----------
Net (loss) income per common share...............  $       (.81)    $        .07     $       (.14)
                                                   ============     ============      ===========
Weighted average number of common and common
  equivalent shares..............................    15,557,000       14,315,000       13,862,000
                                                   ============     ============      ===========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          SERIES B      SERIES C        COMMON STOCK         ADDITIONAL
                                                          PREFERRED    PREFERRED    ---------------------     PAID-IN
                                             TOTAL          STOCK        STOCK        SHARES      AMOUNT      CAPITAL
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1993..............  $ 57,897,000            --           --   13,801,342   $345,000   $ 62,918,000
  Issuance of common stock on exercise
    of stock options....................       192,000            --           --      149,250      4,000        314,000
  Tax benefit from exercise of stock
    options.............................        42,000            --           --           --         --         42,000
  Retirement of Treasury Stock..........            --            --           --      (28,943)    (1,000)      (125,000)
  Net loss..............................    (1,979,000)           --           --           --         --             --
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1994..............    56,152,000            --           --   13,921,649    348,000     63,149,000
  Issuance of common stock on exercise
    of stock options....................       172,000            --           --       86,500      2,000        220,000
  Regulation S offering, net............     3,471,000            --           --    1,071,655     27,000      3,444,000
  Tax benefit from exercise of stock
    options.............................        38,000            --           --           --         --         38,000
  Retirement of Treasury Stock..........            --            --           --      (14,518)        --        (50,000)
  Warrants issued in connection with
    debt................................  90,000......            --           --           --         --         90,000
  Net income............................     1,047,000            --           --           --         --             --
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1995..............    60,970,000            --           --   15,065,286    377,000     66,891,000
  Issuance of common stock on exercise
    of stock options....................       550,000            --           --      153,255      4,000        711,000
  Issuance of stock in connection with
    acquisitions........................    65,809,000   $28,200,000   $3,400,000    4,477,720    112,000     34,097,000
  Tax benefit from exercise of stock
    options.............................        38,000            --           --           --         --         38,000
  Retirement of Treasury Stock..........            --            --           --      (45,517)    (1,000)      (164,000)
  Dividend accrued on Preferred Stock...       (88,000)           --           --           --         --             --
  Translation adjustment................       (12,000)           --           --           --         --             --
  Notes receivable from officers for
    sale of shares......................      (155,000)           --           --           --         --             --
  Net loss..............................   (12,609,000)           --           --           --         --             --
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1996..............  $114,503,000   $28,200,000   $3,400,000   19,650,744   $492,000   $101,573,000
                                          ============   ===========   ==========   ==========   ========   ============

                                                                                              NOTES
                                                                                            RECEIVABLE
                                                           TREASURY STOCK      CUMULATIVE     FROM
                                                         -------------------   TRANSLATION   SALE OF
                                           (DEFICIT)     SHARES     AMOUNT     ADJUSTMENT    SHARES
                                          ------------   -------   ---------   ----------   ---------
BALANCE, DECEMBER 31, 1993..............  $ (5,366,000)       --          --          --           --
  Issuance of common stock on exercise
    of stock options....................            --   (28,943)  $(126,000)         --           --
  Tax benefit from exercise of stock
    options.............................            --        --          --          --           --
  Retirement of Treasury Stock..........            --    28,943     126,000          --           --
  Net loss..............................    (1,979,000)       --          --          --           --
                                          ------------   -------    --------    --------    ---------
BALANCE, DECEMBER 31, 1994..............    (7,345,000)       --          --          --           --
  Issuance of common stock on exercise
    of stock options....................            --   (14,518)    (50,000)         --           --
  Regulation S offering, net............            --        --          --          --           --
  Tax benefit from exercise of stock
    options.............................            --        --          --          --           --
  Retirement of Treasury Stock..........            --    14,518      50,000          --           --
  Warrants issued in connection with
    debt................................            --        --          --          --           --
  Net income............................     1,047,000        --          --          --           --
                                          ------------   -------    --------    --------    ---------
BALANCE, DECEMBER 31, 1995..............    (6,298,000)       --          --          --           --
  Issuance of common stock on exercise
    of stock options....................            --   (45,517)   (165,000)         --           --
  Issuance of stock in connection with
    acquisitions........................            --        --          --          --           --
  Tax benefit from exercise of stock
    options.............................            --        --          --          --           --
  Retirement of Treasury Stock..........            --    45,517     165,000          --           --
  Dividend accrued on Preferred Stock...       (88,000)       --          --          --           --
  Translation adjustment................            --        --          --    $(12,000)          --
  Notes receivable from officers for
    sale of shares......................            --        --          --          --    $(155,000)
  Net loss..............................   (12,609,000)       --          --          --           --
                                          ------------   -------    --------    --------    ---------
BALANCE, DECEMBER 31, 1996..............  $(18,995,000)        0   $       0    $(12,000)   $(155,000)
                                          ============   =======    ========    ========    =========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------------
                                                                          1996             1995             1994
                                                                      ------------      -----------      -----------
OPERATING ACTIVITIES
Net (loss) income..................................................   $(12,609,000)     $ 1,047,000      $(1,979,000)
Adjustments to reconcile net (loss) income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization....................................      3,539,000        3,347,000        3,531,000
  Leveraged lease valuation adjustment.............................             --               --          500,000
  Deferred income taxes............................................      2,139,000          475,000         (936,000)
  Provisions for losses on accounts receivable.....................        606,000          451,000          595,000
  Gain on sale of product line.....................................       (360,000)              --               --
  Loss on disposal of property, plant and equipment................             --            3,000           12,000
  Purchased in-process research and development cost...............     12,800,000               --               --
  Non-cash amounts included in merger related charges..............      1,191,000               --               --
  Non-cash amounts included in extraordinary loss..................        476,000               --               --
  Other............................................................             --               --            7,000
  Changes in operating assets and liabilities, net of effects of acquisitions:
    Accounts receivable............................................    (11,279,000)      (3,117,000)      (4,147,000)
    Inventories, other current assets and recoverable and prepaid
      income taxes.................................................     (5,269,000)          (1,000)      (3,053,000)
    Accounts and acceptances payable and accrued expenses..........     12,536,000       (5,312,000)       4,183,000
                                                                      ------------      -----------      -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES................      3,770,000       (3,107,000)      (1,287,000)
INVESTING ACTIVITIES
Purchase of short-term investments.................................             --               --        1,998,000
Purchase of property, plant and equipment..........................     (1,085,000)        (709,000)      (1,123,000)
Acquisitions, net of cash acquired.................................     (4,558,000)        (668,000)              --
Proceeds from the sale of property, plant, and equipment...........             --           19,000               --
Proceeds from sale of product line.................................        500,000               --               --
Proceeds from sale of assets under leveraged lease.................        487,000               --               --
Start up cost related to the St. Louis Distribution Center.........             --               --         (171,000)
Notes receivable from officers.....................................       (155,000)              --               --
Net (increase) decrease in other assets............................       (228,000)         116,000          (30,000)
                                                                      ------------      -----------      -----------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES................     (5,039,000)      (1,242,000)         674,000
FINANCING ACTIVITIES
Proceeds from notes payable to bank and long-term debt.............     27,310,000        2,054,000        1,673,000
Principal payments on long-term debt and notes payable.............    (35,576,000)      (1,226,000)      (1,536,000)
Proceeds on exercise of stock options..............................        550,000          172,000          192,000
Proceeds from issuance of common stock, net........................             --        3,471,000               --
Proceeds from issuance of preferred stock in connection with an
  acquisition......................................................     10,000,000               --               --
                                                                      ------------      -----------      -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES..........................      2,284,000        4,471,000          329,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...................      1,015,000          122,000         (284,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....................        226,000          104,000          388,000
                                                                      ------------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR...........................   $  1,241,000      $   226,000      $   104,000
                                                                      ============      ===========      ===========
SUPPLEMENTARY CASH FLOW INFORMATION:
  Interest paid....................................................   $  2,975,000      $ 2,522,000      $ 2,767,000
                                                                      ============      ===========      ===========
  Income taxes paid................................................   $    187,000      $   266,000      $   260,000
                                                                      ============      ===========      ===========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: Graham-Field Health Products, Inc. and its wholly-owned subsidiaries (the "Company") manufacture, market and distribute medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network, consisting of approximately 18,500 customers, principally hospital, nursing home, physician and home health care dealers, health care product wholesalers and retailers, including drug stores, catalog companies, pharmacies, and home-shopping related businesses in North America. In addition, the Company has increased its presence in Central and South America, Canada, Mexico, Europe and Asia. The Company markets and distributes approximately 23,000 products under its own brand names and under suppliers' names. For the year ended December 31, 1996, approximately 28% of the Company's revenues were derived from products manufactured by the Company, approximately 18% of the Company's revenues were derived from imported products and approximately 54% were derived from products purchased from domestic sources, which includes products purchased from Everest & Jennings prior to the acquisition.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the Financial Statements of 1996 and all earlier periods have been restated to reflect the Company's acquisition of Medical Supplies of America, Inc. and Subsidiaries. This acquisition took place on August 28, 1997 and was recorded on the Company's Financial Statements as a "Pooling of Interests."

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market value. Cost is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out method.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term, where appropriate.

     Excess of Cost Over Net Assets Acquired: Excess of cost over net assets acquired is generally amortized on a straightline basis over 30 to 40 years. The carrying value of such costs are reviewed by management as to whether the facts and circumstances indicate that an impairment may have occurred. If this review indicates that such costs or a portion thereof will not be recoverable, as determined based on the undiscounted cash flows of the entities acquired over the remaining amortization period, the carrying value of these costs will be measured by comparing the fair value of the group of assets acquired to the carrying value. If fair values are unavailable, the carrying value will be measured by comparing the carrying values to the discounted cash flows.

     Impairment of Long-Lived Assets: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and the excess of cost over net assets acquired, related to

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES those assets to be held and used in operations, whereby impairment losses are required to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets and certain identifiable intangibles that are expected to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the results of operations or financial condition of the Company.

     Revenue Recognition Policy: The Company recognizes revenue when products are shipped, with appropriate provisions for uncollectible accounts and credits for returns.

     Buy-Back Program: During the first quarter of 1996, the Company's inventory buy-back program was introduced to provide an outlet for its customers to eliminate their excess inventory. Under the program, the Company purchases certain excess inventory from its customers, who in turn place additional purchase orders with the Company exceeding the value of the excess inventory purchased. The Company is able to utilize its vast customer base and distribution network to market and distribute the excess inventory through its division, National Medical Excess Corp. Substantially all of the medical products purchased by the Company as part of the inventory buy-back program are items not generally offered for sale by the Company. Items repurchased by the Company which are identified as items previously sold by the Company to a customer have been de minimus based on the Company's experience, and have been recorded in accordance with the Company's normal revenue recognition policy.

     Income Taxes: The Company and its subsidiaries file a consolidated Federal income tax return. The Company uses the liability method in accounting for income taxes in accordance with SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Net Loss/Income Per Common Share Information: Net loss per common share for 1996 was computed using the weighted average number of common shares outstanding and by assuming the accrual of a dividend of 1.5% on both the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") in the aggregate amount of $88,000. Conversion of the preferred stock and common equivalent shares was not assumed since the result would have been antidilutive. Net income per common share for 1995 was computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. Net loss per common share for 1994 was computed using the weighted average number of common shares outstanding during the period.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This standard changes the method of calculating earnings per share and will be effective for periods ending after December 15, 1997. Earlier application is not permitted; however, when adopted all prior period earnings per share data presented will be required to be restated to conform with the new standard.

     Employee Stock Options: The Company has a stock option program which is more fully described in Note 9. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's stock option program, options are granted with an exercise price equal to the market price of the underlying common stock of the Company on the date of grant. Accordingly, no compensation expense is recognized in connection with the grant of stock options.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for the issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in the financial statement footnotes, proforma net income and per share amounts as if the Company had applied the new method of accounting for all grants made during 1995 and 1996. SFAS No. 123 also requires increased disclosures for stock-based compensation arrangements. Effective January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123.

     Concentration of Credit Risk: The Company manufactures, markets and distributes medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network consisting of approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesaler and retailers, including drug stores, catalog companies, pharmacies and home-shopping related business in North America. As a result of the acquisition of Everest & Jennings International Ltd. ("Everest & Jennings") (see
Note 2), third party reimbursement through private or governmental insurance programs and managed care programs impacts the Company's customers, which affects a portion of the Company's business. Such impact is not material for 1996. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 to 120 days. Credit losses relating to customers have been consistently within management's expectations.

     Concentration of Sources of Supply: Everest & Jennings' business is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its homecare wheelchairs and wheelchair components pursuant to an exclusive supply agreement (the "Exclusive Wheelchair Supply Agreement") with P.T. Dharma Polimetal ("P.T. Dharma"). The term of this agreement extends until December 31, 1999, and on each January 1 thereafter shall be automatically extended for one additional year unless Everest & Jennings elects not to extend or Everest & Jennings has failed to order at least 50% of the contractually specified minimums and the manufacturer elects to terminate. If the Exclusive Wheelchair Supply Agreement with P.T. Dharma is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. In addition, Everest & Jennings obtains homecare beds for distribution pursuant to a supply agreement with Healthtech Products, Inc., a wholly-owned subsidiary of Invacare Corporation (which is a major competitor of Everest & Jennings), which is scheduled to expire on October 15, 1997. Although the Company is in the process of securing alternative sources of supply with other manufacturers, there can be no assurance that arrangements as favorable as the current supply contract will be obtainable.

     Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

2.  ACQUISITIONS OF BUSINESSES AND DISPOSAL OF PRODUCT LINE

     On November 27, 1996, the Company acquired Everest & Jennings, pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement"), by and among the Company, Everest & Jennings, Everest & Jennings Acquisition Corp., a wholly-owned subsidiary of the Company ("Sub"), and BIL (Far East Holdings) Limited, a Hong Kong corporation and the majority stockholder of Everest & Jennings ("BIL"). Under the terms of the Merger Agreement, Sub was merged with and into Everest & Jennings with Everest & Jennings continuing as the surviving corporation wholly-owned by the Company (the "Merger").

     In the Merger, each share of Everest & Jennings' common stock, par value $.10 per share (the "Everest & Jennings Common Stock"), other than shares of Everest & Jennings Common Stock cancelled pursuant to

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES the Merger Agreement, was converted into the right to receive .35 shares of common stock, par value $.025 per share, of the Company. The Company's common stock was valued at $7.64 per share, which represents the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Merger Agreement. There were 7,207,689 shares of Everest & Jennings common stock outstanding on November 26, 1996, which converted into 2,522,691 shares of the Company's common stock. In addition, in connection with, and at the effective time of the Merger:

          (i) BIL was issued 1,922,242 shares of common stock of the Company in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151 to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness (the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by the Company to Everest & Jennings immediately following the Merger and used to discharge the HSBC Indebtedness. The Company's common stock was valued at $7.64 per share, which represents the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Merger Agreement.

          (ii) The Company issued $61 million stated value of the Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company's common stock and the Series C Preferred Stock (as defined below), is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series B Preferred Stock is $28,200,000.

          (iii) BIL was issued $10 million stated value of the Series C Preferred Stock, the proceeds of which are available to the Company for general corporate purposes. The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company Common Stock and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series C Preferred Stock is $3,400,000.

          (iv) Certain indebtedness in the amount of $4 million owing by the Company to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of the Company maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum (the "BIL Note").

     The acquisition of Everest & Jennings has been accounted for under the purchase method of accounting and, accordingly, the operating results of Everest & Jennings have been included in the Company's consolidated financial statements since the date of acquisition. The Company allocated $12,800,000 of the purchase price to purchased in-process research and development projects which have not reached technological feasibility and have no probable alternative future uses. The Company expensed the purchased in-process and research development projects at the date of acquisition. As a result of the acquisition, the Company incurred $3.0 million of merger related expenses, principally for severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of the

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Company's facilities, and certain insurance policies. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $62.2 million, which is being amortized on a straight line basis over 30 years. The purchase price allocations have been completed on a preliminary basis, subject to adjustment should new or additional facts about the business become known. From the date of acquisition, Everest & Jennings contributed approximately $3,634,000 of revenue for the quarter and year ended December 31, 1996.

     On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of common stock of the Company, valued at $7.625 per share representing the closing market price of the common stock of the Company on the last trading day immediately prior to the closing. In addition, the Company assumed certain liabilities of V.C. Medical in the amount of $296,721. Under the terms of the transaction, in the event the pre-tax income of the acquired business equals or exceeds $1,000,000 during the twelve
(12) months following the closing date, an additional $500,000 will be paid to V.C. Medical. The shares were delivered into escrow, and will be held in escrow until February 4, 1998, subject to any claims for indemnification for purchase price adjustments in favor of the Company. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $988,000.

     On August 28, 1997, the Company acquired all of the issued and outstanding shares of the capital stock of Medical Supplies of America, Inc., a Florida corporation ("Medapex"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 28, 1997, by and among the Company S.E. (Gene) Davis and Vicki Ray (collectively, the "Medapex Selling Stockholders"). In accordance with the terms of the Reorganization Agreement, Medapex became a wholly-owned subsidiary of the Company and the Medapex Selling Stockholders received in the aggregate 960,000 shares of Company common stock in exchange for all of the issued and outstanding shares of the capital stock of Medapex. Pursuant to a Real Estate Sales Agreement dated as of August 28, 1997 (the "Real Estate Sales Agreement") by and between the Company and BBD&M, a Georgia limited partnership and an affiliate of Medapex, the Company acquired Medapex's principal corporate headquarters and distribution facility in Atlanta, Georgia for a purchase price consisting of (i) $622,335 payable (x) by the issuance of 23,156 shares of Company Common Stock and (y) in cash in the amount of $311,167, and (ii) the assumption of debt in the amount of $477,664. In connection with the transaction, the Company also entered into a registration rights agreement dated as of August 28, 1997, pursuant to which the Company agreed to register for resale the shares of Company Common Stock issued pursuant to the Reorganization Agreement and the Real Estate Sales Agreement. Each of the Medapex Selling Stockholders entered into a two-year employment agreement and non-competition agreement with the Company. Since this acquisition, which took place on August 28, 1997, is recorded in the Company's Financial Statements as a "Pooling of Interests" all prior period statements have been restated to reflect this transaction.

     The acquisition of Medapex qualifies as a tax-free reorganization and was accounted for as a "pooling of interests." Accordingly, the Company's financial statements for periods prior to the combination have been restated to include the results of Medapex for all periods presented.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                                                YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                          1996            1995            1994
                                                      ------------    ------------    ------------
Net revenues:
  Graham-Field.....................................   $127,245,000    $100,403,000    $ 94,501,000
  Medapex..........................................     16,397,000      12,011,000      11,525,000
                                                      ------------    ------------    ------------
  Combined.........................................   $143,642,000    $112,414,000    $106,026,000
                                                      ============    ============    ============
Extraordinary loss, net:
  Graham-Field.....................................   $   (736,000)   $         --    $         --
  Medapex..........................................             --              --              --
                                                      ------------    ------------    ------------
  Combined.........................................   $   (736,000)   $         --    $         --
                                                      ============    ============    ============
Net (loss) income:
  Graham-Field.....................................   $(12,951,000)   $    738,000    $ (2,356,000)
  Medapex..........................................        342,000         309,000         377,000
                                                      ------------    ------------    ------------
  Combined.........................................   $(12,609,000)   $  1,047,000    $ (1,979,000)
                                                      ============    ============    ============

     The following summary presents unaudited pro forma consolidated results of operations for the years ended December 31, 1996 and 1995 as if the acquisitions described above occurred at the beginning of each of 1996 and 1995. This information gives effect to the adjustment of interest expense, income tax provisions, and to the assumed amortization of fair value adjustments, including the excess of cost over net assets acquired. Both the 1996 and 1995 pro forma information includes the write-off of certain purchased in-process research and development costs of $12,800,000, merger related expenses of $3,000,000, and the extraordinary item relating to the early retirement of indebtedness applicable to the Guaranteed Senior Notes. The pro forma net loss per common share has been calculated by assuming the payment of a dividend of 1.5% on both the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of $1,065,000 for each of the years ended December 31, 1996 and 1995. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

                                                                        PRO FORMA
                                                              -----------------------------
                                                                  1996             1995
                                                              ------------     ------------
    Net Revenues............................................  $203,919,000     $184,364,000
                                                              ------------     ------------
    Loss Before Extraordinary Item..........................  $(21,088,000)    $(18,692,000)
                                                              ------------     ------------
    Net Loss................................................  $(21,824,000)    $(19,428,000)
                                                              ------------     ------------
    Common Per Share Data:
    Loss Before Extraordinary Item..........................  $      (1.13)    $      (1.05)
                                                              ------------     ------------
    Net Loss................................................  $      (1.17)    $      (1.09)
                                                              ------------     ------------
    Weighted Average Number of Common Shares Outstanding....    19,632,000       18,755,000
                                                              ------------     ------------

     On March 4, 1996, the Company sold its Gentle Expressions@ breast pump product line for $1,000,000 of which $500,000 was paid in cash with the balance in a secured subordinated promissory note in the aggregate principal amount of $500,000, payable over 48 months with interest at the prime rate plus one percent. The Company recorded a gain of $360,000, which is included in other revenue in the accompanying condensed consolidated statements of operations.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Effective July 1, 1995, the Company acquired substantially all of the assets and liabilities of National Medical Excess Corp. ("NME"), a distributor of used and refurbished medical products, including respiratory and durable medical equipment. The NME acquisition was accounted for under the purchase method of accounting and accordingly, assets and liabilities were recorded at fair values at the date of acquisition. Results of operations of NME are included in the consolidated financial statements of the Company subsequent to that date. The purchase price, including acquisition expenses, was approximately $723,000 in cash, plus the assumption of certain liabilities. The excess of cost over the net assets acquired amounted to approximately $677,000.

3.  INVENTORIES

     Inventories consist of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
        Raw materials.......................................  $ 8,423,000   $ 2,871,000
        Work-in-process.....................................    4,430,000     1,620,000
        Finished goods......................................   35,392,000    26,748,000
                                                              -----------   -----------
                                                              $48,245,000   $31,239,000
                                                              ===========   ===========

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                 1996          1995
                                                             ------------   -----------
        Land and buildings.................................  $  1,462,000   $   333,000
        Equipment..........................................    17,490,000    14,833,000
        Furniture and fixtures.............................     1,629,000     1,600,000
        Leasehold improvements.............................     2,222,000     1,958,000
                                                              -----------   -----------
                                                               22,803,000    18,724,000
        Accumulated depreciation and amortization..........   (11,539,000)  (10,125,000)
                                                              -----------   -----------
                                                             $ 11,264,000   $ 8,599,000
                                                              ===========   ===========

     The Company recorded depreciation and amortization expense on the assets included in property, plant and equipment of $1,778,000, $1,704,000 and $1,762,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

5.  INVESTMENT IN LEVERAGED LEASE

     The Company was the lessor in a leveraged lease agreement entered into in December 1983, under which helicopters, having an estimated economic life of at least 22 years, were leased for a term of 16 years. The Company's equity investment represented 9% of the purchase price; the remaining 91% was furnished by third-party financing in the form of long-term debt that provided for no recourse against the Company and was secured by a first lien on the property. At the end of the lease term, the equipment was to be returned to the Company. The residual value was estimated to be 57% of the cost. As a result of certain market conditions and technological advancements, the Company recorded a charge in the fourth quarter of 1994 of approximately $500,000, which was included in selling, general and administrative expenses, to reflect the estimated impairment of the residual value of the helicopters.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     In May 1996, the Company liquidated its investment in the leveraged lease agreement. The cash proceeds of $487,000 approximated the recorded net investment in the lease at December 31, 1995.

6.  NOTES AND ACCEPTANCES PAYABLE

     On December 10, 1996, the Company entered into a syndicated three-year senior secured revolving credit facility (the "Credit Facility") for up to $55 million of borrowings, including letters of credit and banker's acceptances, arranged by IBJ Schroder Bank & Trust Company ("IBJ Schroder"), as agent. The proceeds from the Credit Facility were used to (i) refinance certain existing indebtedness of the Company, including the indebtedness (a) under the terms of the Note and Warrant Agreement dated as of March 12, 1992, as amended (the "John Hancock Note and Warrant Agreement"), with John Hancock Mutual Life Insurance Company ("John Hancock") (see Note 8), and (b) to The Chase Manhattan Bank, under the line of credit, (see below); and (ii) to provide for working capital needs of the Company. Under the terms of the Credit Facility, borrowings bear interest, at the option of the Company, at IBJ Schroder's prime rate (8.25% at December 31, 1996) or 2.25% above LIBOR, or 1.5% above the IBJ Schroder's bankers' acceptance rate. The Credit Facility is secured by the Company's inventory and proceeds thereof.

     The Credit Agreement contains certain customary terms and provisions, including limitations with respect to the incurrence of additional debt, liens, transactions with affiliates, consolidations, mergers and acquisitions, sales of assets, dividends and other distributions (other than the payment of dividends to BIL in accordance with the terms of the Series B and Series C Preferred Stock). In addition, the Credit Facility contains certain financial covenants, which become effective as of the end of the fiscal quarter ending June 30, 1997, and include a cash flow coverage and leverage ratio, and require specified levels of earnings before interest and taxes.

     Pursuant to the terms of the Credit Facility, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of net income of the Company on a consolidated basis, provided, that no event of default or default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends.

     At December 31, 1995, the Company had an unsecured line of credit with The Chase Manhattan Bank available for letters of credit, acceptances and direct borrowings. The total amount available under the line of credit was $15,000,000. The line was available for direct borrowings in the amount of up to $5,000,000 and provided for commercial letter of credit and bankers acceptances. This line of credit expired on December 31, 1996; however, amounts outstanding at that date for bankers acceptances and letters of credit mature through March 31, 1997.

     At December 31, 1996, the Company had aggregate direct borrowings under both banks' facilities of $13,985,000 and acceptances payable of $19,800,000. The weighted average interest rate on the amounts outstanding as of December 31, 1996 was 7.65%. Open letters of credit at December 31, 1996 were $1,568,000 relating to trade credit and $6.0 million for other requirements.

     At December 31, 1995, the Company had direct borrowings of $2,100,000 and $5,000,000 utilized under acceptances payable. The weighted average interest rate on the amounts outstanding as of December 31, 1995 was 8.6%.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

7.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                   1996         1995
                                                                ----------   ----------
        Note payable to BIL(a)................................  $4,000,000           --
        Notes payable to International Business Machines Corp.
          ("IBM")(b)..........................................   1,019,000   $1,550,000
        Capital lease obligations(c)..........................   1,344,000           --
        Other(d)..............................................   2,188,000      490,000
                                                                ----------   ----------
                                                                 8,551,000    2,040,000
        Less current maturities...............................   2,016,000      578,000
                                                                ----------   ----------
                                                                $6,535,000   $1,462,000
                                                                ==========   ==========

---------------
(a) On July 18, 1996, an affiliate of BIL provided the Company with a loan in the amount of $4,000,000, at an effective interest rate of 8.8%. The loan was used to fund the acquisition of V.C. Medical and for general corporate purposes. In connection with the acquisition of Everest & Jennings, the indebtedness owing by the Company to BIL was exchanged for the BIL Note. Under the terms of the BIL Note, the Company has the right to reduce the principal amount of the BIL Note in the event punitive damages are awarded against the Company or any of its subsidiaries which relate to any existing product liability claims of Everest & Jennings and/or its subsidiaries involving a death prior to September 3, 1996.

(b) In connection with the development of the Company's St. Louis Distribution Center, the Company entered into an agreement with IBM to provide the computer hardware and software, and all necessary warehousing machinery and equipment including installation thereof. This project was primarily financed through IBM by the issuance of the Company's unsecured notes which corresponded to various components of the project. The unsecured notes mature through October 2000, with interest rates ranging from 7.68% to 11.53%.

(c) At December 31, 1996, the Company is obligated under certain lease agreements for equipment which have been accounted for as capital leases. The capital leases were acquired in connection with the acquisition of Everest & Jennings. Future minimum payments in the aggregate are as follows:

                             YEAR ENDED DECEMBER 31                  AMOUNT
                -------------------------------------------------  ----------
                1997.............................................  $  954,000
                1998.............................................     476,000
                1999.............................................      13,000
                                                                   ----------
                Total............................................   1,443,000
                Less amounts representing interest...............      99,000
                                                                   ----------
                Present value of future minimum lease payments...  $1,344,000
                                                                   ==========

     The net book value of assets held under capital lease obligations amounted to $424,000 at December 31, 1996.

(d) Other long-term debt consists primarily of a mortgage payable in the amount of $1,100,000 due in monthly installments of $22,906 through November 1998, with a final payment of approximately $570,000 due on November 30, 1998, and bearing interest at prime plus one-half percent. In addition, the Company has a credit facility for its Mexican subsidiary, of which $500,000 was outstanding as of December 31, 1996. Borrowings under the credit facility bear interest at approximately 13%. The Mexican borrowings are secured by the assets of the Mexican subsidiary. The borrowings are payable in

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES semi-annual installments of $100,000 through 1999. Also, the Company assumed debt in the amount of $478,000 pursuant to its acquisition of Medapex's principal headquarters in Atlanta. This debt is in the form of a note payable (the "Note") to the local bank with a remaining term of approximately 7 years. The Note, which is collateralized by the principal headquarters, requires the payment of interest at 72% of the current prime rate (8.5% as of the date which the Company assumed the Note). Since this acquisition, which took place on August 28, 1997, is recorded in the Company's Financial Statements as a "Pooling of Interests" all prior period statements have been restated to reflect this transaction.

     The scheduled maturities of the long-term debt obligations, excluding the present value of minimum payments on capital lease obligations, are as follows:

                             YEAR ENDED DECEMBER 31                  AMOUNT
                -------------------------------------------------  ----------
                1997.............................................  $1,166,000
                1998.............................................   1,484,000
                1999.............................................     192,000
                2000.............................................      86,000
                2001 and beyond..................................   4,279,000
                                                                   ----------
                                                                   $7,207,000
                                                                   ==========

8.  GUARANTEED SENIOR NOTES

     On March 12, 1992, under the John Hancock Note and Warrant Agreement, the Company privately sold at par to John Hancock its 8.28% Guaranteed Senior Notes due February 29, 2000 (the "Guaranteed Senior Notes"), in the aggregate principal amount of $20,000,000 (the "John Hancock Indebtedness"), and five-year warrants to purchase 125,000 shares of the common stock of the Company at an exercise price of $12 per share. During 1993, the John Hancock Note and Warrant Agreement was amended to modify the terms of certain financial covenants and the terms of the warrants issued to John Hancock. The amendment to the John Hancock Note and Warrant Agreement provided for, among other things, an increase in the number of shares available for issuance under the warrants from 125,000 shares to 250,000 shares of the common stock of the Company (the "Initial Warrants"), a reduction in the exercise price of the warrants from $12.00 to $5.50 per share, and an extension of the expiration date of the warrants to February 29, 2000. The Initial Warrants, which were revalued as of the date of amendment, have been valued at $365,000, and are being amortized as additional interest over the remaining term of the debt. At December 30, 1994, the John Hancock Note and Warrant Agreement was amended to modify the terms of certain financial covenants. In connection with the amendment, the Company issued to John Hancock additional warrants to purchase 90,000 shares of the common stock of the Company (the "Additional Warrants") at an exercise price of $5.25 per share, with an expiration date of February 29, 2000. The Additional Warrants were valued at $90,000 and were amortized as additional interest over the remaining term of the debt. As a result of the Company's offshore private placement of 1,071,655 shares of common stock completed in September 1995, additional warrants to purchase 5,336 shares of the common stock of the Company were issued to John Hancock. In connection with the Company's offshore private placement, the exercise prices of the warrants were adjusted from $5.50 per share to $5.42 per share with respect to the Initial Warrants and from $5.25 per share to $5.17 per share with respect to the Additional Warrants.

     In connection with the issuance and amendments to the Guaranteed Senior Notes, issuance costs of approximately $506,000, net of accumulated amortization of $331,000, were included in other assets at December 31, 1995. Such costs were amortized over the term of the Guaranteed Senior Notes.

     During December 1996, the Company retired the John Hancock Indebtedness with proceeds from the Company's Credit Facility with IBJ Schroder. In connection with the early retirement of the John Hancock

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Indebtedness, the Company incurred charges relating to the "make-whole" payment and the write-off of all unamortized financing costs associated with the John Hancock Note and Warrant Agreement. The charges amounted to $736,000 (net of a tax benefit of $383,000), and are reported as an extraordinary item in the accompanying consolidated statements of operations.

9.  STOCKHOLDERS' EQUITY

     On March 23, 1989, the Company declared, and on July 21, 1989 the stockholders approved, a dividend distribution to stockholders of record on July 21, 1989 of one right for each outstanding share of the Company's common stock pursuant to a Rights Agreement dated as of July 21, 1989, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "1989 Rights Agreement").

     On September 3, 1996, immediately prior to the execution of the Merger Agreement, the Company entered into an amendment to the 1989 Rights Agreement, with the effect of exempting the events and transactions contemplated by the Merger Agreement and the Amended and Restated Stockholder Agreement dated as of September 3, 1996, as amended on September 19, 1996, by and among the Company and Irwin Selinger (the "Stockholder Agreement"), from the 1989 Rights Agreement. In addition, on that date the rights previously issued under the 1989 Rights Agreement were called for redemption on September 17, 1996.

     On September 3, 1996, the Company also entered into a new Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent (the "1996 Rights Agreement"). As contemplated by the 1996 Rights Agreement, the Company's Board of Directors declared a dividend of one new preferred share purchase right (a "Right") for each outstanding share of the common stock of the Company outstanding on September 17, 1996. Each Right entitles the holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $35.00 per one one-hundredth of a Preferred Share, subject to adjustment as provided in the 1996 Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company entitled generally to vote in the election of directors ("Voting Shares") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by such common stock certificate. Notwithstanding the foregoing, BIL will not be an Acquiring Person by virtue of its ownership of any Voting Shares acquired in accordance with the Merger Agreement or the Stockholder Agreement (the "BIL Voting Shares"), but BIL will become an Acquiring Person if it acquires any Voting Shares other than BIL Voting Shares or shares distributed generally to the holders of any series or class of capital stock of the Company. In addition, the 1996 Rights Agreement contains provisions exempting the Merger and the other events and transactions contemplated by the Merger Agreement and the Stockholder Agreement from the 1996 Rights Agreement.

     The 1996 Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock of the Company. The Rights are not exercisable until the Distribution Date. The Rights will expire on September 3, 2006.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES aggregate dividend of 100 times the dividend declared per share of common stock of the Company. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Preferred Share will have 100 votes, voting together with the shares of common stock of the Company. In the event of any merger, consolidation or other transaction in which the common stock of the Company is exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of common stock of the Company. The Rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock of the Company.

     In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the 1996 Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of common stock of the Company having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Voting Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights in accordance with this paragraph, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of
(i) any percentage greater than the largest percentage of the outstanding Voting Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, or (c) reduce the Redemption Price, (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

     As long as the Rights are attached to the common stock of the Company, the Company will issue one Right with each new share of common stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance 300,000 Preferred Shares upon exercise of the Rights.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     On November 27, 1996, in connection with the acquisition of Everest & Jennings (see Note 2), the Company issued $61 million stated value of Series B Preferred Stock and $10 million stated value of Series C Preferred Stock to BIL, and issued an aggregate of 4,444,933 shares of the Company's common stock. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of the Company and the Series C Preferred Stock, is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments.

     The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of Company and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments.

     In September 1995, the Company completed an offshore private placement of 1,071,655 shares of the common stock of the Company with various European institutional investors. The net proceeds of $3,471,000 realized from the offering were used for general corporate purposes.

     On November 27, 1996, the Company amended its certificate of incorporation to provide for, among other things, an increase in the number of authorized shares of common stock from 40,000,000 to 60,000,000 shares.

     On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical, in consideration of the issuance of 32,787 shares of the common stock.

     Under the Company's stock option program, the Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants and restored options. Incentive stock options may be granted at not less than 100% (110% for owners of more than 10% of the Company's outstanding common stock) of the fair market value of the Company's common stock at the date of grant. Stock options outstanding under the program generally vest and are exercisable at a rate of 50% per annum. Effective as of December 21, 1995, directors' options to purchase 10,000 shares of the common stock of the Company are granted to eligible directors each January 2, at an exercise price equal to the fair market value of the common stock at the date of grant. Directors' options are exercisable one-third each year for three years, and have a term of ten years. Incentive and non-qualified options expire five years from the date of grant.

     In 1992, the Company amended its stock option program to increase the maximum number of shares available under the program from 900,000 to 1,500,000. In 1995, the Company amended its stock option program to increase the maximum number of shares available under the program from 1,500,000 to 2,100,000. In 1996, the plan was further amended to increase the maximum number of shares available from 2,100,000 to 3,000,000.

     During 1996, 1995 and 1994, officers of the Company surrendered 45,517, 14,518 and 28,943 shares, respectively, of the Company's common stock with a fair market value of $165,000, $50,000 and $126,000, respectively, in satisfaction of the exercise price of stock options to purchase 50,000, 25,000 and 58,187 shares, respectively, of common stock of the Company. The shares received in satisfaction of the exercise price of stock options were recorded as treasury stock and were retired on a quarterly basis as authorized by the Board of Directors. Accordingly all such shares have been restored as authorized and unissued shares of common stock.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The Company has elected to comply with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternate fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models which were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized in connection with the grant of stock options under the Company's stock option program.

     In accordance with FASB Statement No. 123, pro-forma information regarding net loss and loss per common share has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rate of 6.5%; dividend yields on the preferred stock of 1.5%, volatility factors of the expected market price of the Company's common stock of .41 and .42; and a weighted-average expected life of the option of 3.2 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options due to changes in subjective input assumptions which may materially affect the fair value estimate, and because the Company's employee stock options have characteristics significantly different from those of traded options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is as follows:

                                                                 1996           1995
                                                             ------------     --------
        Pro forma net (loss) income........................  $(13,098,000)    $953,000
        Pro forma net (loss) income per share..............  $       (.85)    $    .07

     FASB Statement No. 123 is applicable only to options granted subsequent to December 31, 1994. Accordingly, the pro forma effect will not be fully reflected until 1997.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Information with respect to options during the years ended December 31, 1996 and 1995 under FASB Statement No. 123 and for the year ended December 31, 1994 under APB 25 is as follows:

                                          1996                  1995                     1994
                                  --------------------   -------------------   -------------------------
                                              WEIGHTED              WEIGHTED                  OPTION
                                              EXERCISE              EXERCISE                 EXERCISE
                                   OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS        PRICE
                                  ---------   --------   --------   --------   --------   --------------
Options outstanding -- beginning
  of year.......................    912,645    $ 5.49     818,379    $ 6.10     824,886    $ 2.00-$11.75
Options granted:
  Incentive options.............    699,121      6.45     257,432      3.47     144,278    $4.125-$5.913
  Directors' options............     90,000      3.25      91,852      3.65      50,000    $ 4.75-$5.375
  Non-qualified options.........     91,764      6.02          --                29,165    $4.125-$5.913
Options exercised...............   (103,255)    (3.83)    (86,500)    (2.58)   (149,250)   $ 2.00-$ 3.00
Options cancelled and expired...    (47,100)    (4.87)   (168,518)    (5.79)    (80,700)   $ 2.00-$11.75
                                  ----------   ------    ---------   ------    --------
Options outstanding -- end of
  year..........................  1,643,175    $ 5.77     912,645    $ 5.49     818,379    $ 2.00-$11.75
                                  ==========   ======    =========   ======    ========
Options exercisable at end of
  year..........................    582,244    $ 5.45     483,929    $ 4.95     507,686
                                  ==========   ======    =========   ======    ========
Weighted average fair value of
  options granted during the
  year..........................  $    2.10              $   1.20
                                  ==========             =========

     Exercise prices for options outstanding as of December 31, 1996 were as follows:

                               NUMBER OF
                                OPTIONS                           RANGE OF EXERCISE PRICES
        --------------------------------------------------------  ------------------------
           20,000...............................................         $2.00-$2.99
         409,535................................................          3.00- 3.99
         198,922................................................          4.00- 4.99
         194,400................................................          5.00- 5.99
           44,000...............................................          6.00- 6.99
         725,050................................................          7.00- 7.99
           51,268...............................................           Over 8.00
        ----------
        1,643,175
        ==========

     The weighted average remaining contractual life of those options is 5 years.

     Shares of common stock reserved for future issuance as of December 31, 1996 are as follows:

                                                                       NUMBER OF SHARES
                                                                       ----------------
        Stock options................................................      2,240,163
        Warrants issued to John Hancock..............................        345,336
        Series B Preferred Stock.....................................      3,935,483
        Series C Preferred Stock.....................................        500,000
                                                                           ---------
                                                                           7,020,982
                                                                           =========

     The exercise of non-qualified stock options and disqualifying dispositions of incentive stock options resulted in Federal and state income tax benefits to the Company equal to the difference between the market price at the date of exercise or sale of stock and the exercise price of the option. Accordingly, during 1996, 1995 and 1994, approximately $38,000, $38,000 and $42,000, respectively, was credited to additional paid in capital.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

10.  INCOME TAXES

     At December 31, 1996, the Company had aggregate net operating loss carryforwards of approximately $22,745,000 for income tax purposes which expire at various dates from 2008 to 2010, of which approximately $20,480,000 were acquired in connection with the Everest & Jennings acquisition and expire primarily in 2010 and are limited as to use in any particular year. In addition, at December 31, 1996, the Company had approximately $890,000 (net of a 35% reduction of investment tax credits as a result of the Tax Reform Act of 1986) of investment, research and development, jobs tax and AMT credits, for income tax purposes which expire primarily in 1999, and which includes alternative minimum tax credits of $500,000 which have no expiration date. The Company has provided a valuation allowance in the fourth quarter of 1996 amounting to approximately $400,000, since the credits are available only through the expiration dates, and only after the utilization of available net operating loss carryforwards. In 1995, the Company recorded deferred State tax benefits previously not recognized as a component of the net operating loss carryforwards.

     For financial reporting purposes, due to prior years losses of Everest & Jennings, and SRLY limitations, a full valuation allowance of approximately $14,494,000 has been recognized in the purchase of Everest & Jennings to offset the net deferred tax assets related to the acquired tax attributes. If realized, the tax benefit for those items will be recorded as a reduction to the excess cost over net assets acquired. In addition, the Company has provided an additional valuation allowance of $600,000 against a portion of its remaining net deferred tax asset at December 31, 1996 due to the recent acquisition of Everest & Jennings. The amount of the remaining deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                    1996            1995
                                                                ------------     ----------
    Deferred Tax Assets:
      Net operating loss carryforwards........................  $  7,893,000     $3,043,000
      Tax credits.............................................       890,000        744,000
      Accounts receivable allowances..........................     2,600,000        723,000
      Inventory related.......................................     2,575,000      1,226,000
      Deferred rent...........................................       382,000        403,000
      Other reserves and accrued items........................     4,765,000         77,000
                                                                ------------     ----------
                                                                  19,105,000      6,216,000
      Valuation allowance for deferred assets.................   (15,549,000)       (55,000)
                                                                ------------     ----------
    Total deferred tax assets.................................     3,556,000      6,161,000
                                                                ============     ==========
    Deferred Tax Liabilities:
      Tax in excess of book depreciation......................     1,696,000      1,713,000
      Leveraged lease.........................................            --        506,000
      Prepaid expenses........................................       254,000        250,000
      Amortization of intangibles.............................       668,000        477,000
      Other...................................................            --        131,000
                                                                ------------     ----------
    Total deferred tax liabilities............................     2,618,000      3,077,000
                                                                ------------     ----------
    Net deferred tax assets...................................  $    938,000     $3,084,000
                                                                ============     ==========

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Significant components of the provision (benefit) for income taxes are as follows:

                                                          1996          1995         1994
                                                       ----------     --------     ---------
    Current:
      Federal........................................  $  328,000     $129,000     $ 177,000
      State and local................................      86,000       71,000        44,000
      Foreign........................................       9,000           --            --
                                                       ----------     --------     ---------
                                                          423,000      200,000       221,000
    Deferred Federal and state.......................   2,495,000      494,000      (956,000)
                                                       ----------     --------     ---------
                                                       $2,918,000     $694,000     $(735,000)
                                                       ==========     ========     =========

     The following is a reconciliation of income tax computed at the Federal statutory rate to the provision for taxes:

                                                     1996                    1995                   1994
                                             ---------------------    ------------------    ---------------------
                                               AMOUNT      PERCENT     AMOUNT    PERCENT      AMOUNT      PERCENT
                                             -----------   -------    --------   -------    -----------   -------
Tax expense (benefit) computed at statutory
  rate.....................................  $(3,045,000)    (34)%    $592,000      34%     $  (923,000)    (34)%
Expenses not deductible for income tax
  purposes:
  Amortization of excess of cost over net
    assets acquired........................      276,000       3%      286,000      16%         239,000       9%
  In-process R&D costs.....................    4,352,000      49%           --      --               --      --
  Other....................................       32,000      --         7,000       1%          43,000       1%
State tax expense (benefit), net of Federal
  benefit..................................      303,000       3%      121,000       7%         (94,000)     (3)%
Previously unrecognized State tax
  benefits.................................           --      --      (312,000)    (18)%             --      --
Valuation allowance on net deferred tax
  assets...................................    1,000,000      11%           --      --               --      --
                                              ----------     ---      ---------    ---      ------------    ---
                                             $ 2,918,000      32%     $694,000      40%     $  (735,000)    (27)%
                                              ==========     ===      =========    ===      ============    ===

11.  EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering employees of its subsidiary, Everest & Jennings Inc. and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. Effective May 1, 1991, benefits accruing under the Everest & Jennings, Inc. Pension Plan were frozen. During 1991, Everest & Jennings froze the Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. Everest & Jennings also froze the Salaried Plan effective as of January 1, 1993. Accordingly, no pension cost has been reflected in the accompanying statement of operations.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements.

                                                                                 1996
                                                                              -----------
    Actuarial present value of benefit obligations:
      Vested benefit obligation.............................................  $17,567,000
                                                                              -----------
      Accumulated benefit obligation........................................  $17,567,000
                                                                              -----------
    Projected benefit obligation for services rendered to date..............  $17,567,000
    Plan assets at fair value, primarily listed stocks, bonds, investment
      funds and annuity contracts...........................................   14,746,000
                                                                              -----------
    Projected benefit obligation in excess of plan assets...................    2,821,000
    Unrecognized transition amount..........................................           --
    Unrecognized loss from change in discount rate..........................           --
                                                                              -----------
    Pension liability (current portion of $1,069,000).......................  $ 2,821,000
                                                                              ===========

     The following assumptions were used to determine the projected benefit obligations and plan assets:

                                                            EVEREST & JENNINGS,     SMITH & DAVIS
                                                                 INC. PLAN              PLANS
                                                            -------------------     -------------
                                                                   1996                 1996
                                                            -------------------     -------------
    Weighted-average discount rate........................          7.5%                 7.5%
    Expected long-term rate of return on assets...........          9.0%                 9.0%

     No long-term rate for compensation increases were assumed as all participants are inactive and the plans are frozen.

     The Company also sponsors three 401(k) Savings and Investment Plans. One plan covers all full-time employees of the Company's wholly-owned subsidiary, Everest & Jennings, the other plan covers all full-time employees of the Company's wholly-owned subsidiary, Medapex, and the last plan covers the remaining employees of the Company. The Company does not contribute to its plan and the Everest & Jennings' plan. The Medapex plan matches 25% of the employees contribution up to a maximum contribution of 6% of the employee's salary. Amounts expensed for the Medapex plan for the fiscal years 1996 and 1995 were immaterial.

12.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 1996 and 1995, for which it is practicable to estimate that value:

     Cash and cash equivalents: The carrying amounts reported in the accompanying balance sheets approximate fair value.

     Notes and acceptances payable: The carrying amounts of the Company's borrowings under its credit facility approximate their fair value.

     Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1996 and 1995, the carrying amount reported approximates fair value.

     Investment in leveraged lease: The carrying amounts reported in the accompanying balance sheet for 1995 approximate fair value. Fair value is determined based on the current value of the underlying assets.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Guaranteed Senior Notes: The fair value of the Company's Guaranteed Senior Notes is estimated using a discounted cash flow analysis based on current rates offered to the Company for debt of the same remaining maturity. At December 31, 1995, the fair value of such debt was approximately $19,200,000.

13.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company is a party to a number of noncancellable lease agreements for warehouse space, office space and machinery and equipment rental. As of December 31, 1996 the agreements extend for various periods ranging from 1 to 11 years and certain leases contain renewal options. Certain leases provide for payment of real estate taxes and include escalation clauses.

     For those leases which have escalation clauses, the Company has recorded rent expense on a straight-line basis. At December 31, 1996 and 1995, $933,000 and $984,000, respectively, of rent expense was accrued in excess of rental payments made by the Company.

     As of December 31, 1996, minimal annual rental payments under all noncancellable operating leases are as follows:

                            YEAR ENDED DECEMBER 31:
                ------------------------------------------------
                1997............................................  $ 3,174,000
                1998............................................    3,132,000
                1999............................................    3,007,000
                2000............................................    2,806,000
                2001............................................    2,788,000
                Thereafter......................................   11,230,000
                                                                  -----------
                                                                  $26,137,000
                                                                  ===========

     Rent expense for the years ended December 31, 1996, 1995 and 1994 approximated $2,805,000, $2,400,000, and $2,549,000, respectively.

  Legal Proceedings

     On June 19, 1996, a class action lawsuit was filed on behalf of all stockholders of Everest & Jennings (other than the named defendants) in the Delaware Court of Chancery, following announcement on June 17, 1996 of the original agreement in principle between Everest & Jennings and the Company. The class action names as defendants the Company, Everest & Jennings, Everest & Jennings' directors, and BIL. The class action challenges the transactions contemplated by the original agreement in principle, alleging, among other things, that (i) such transactions were an attempt to eliminate the public stockholders of Everest & Jennings at an unfair price, (ii) BIL will receive more value for its holdings in Everest & Jennings than its minority stockholders, (iii) the public stockholders will not be adequately compensated for the potential earnings of Everest & Jennings, (iv) BIL and the directors of Everest & Jennings breached or aided and abetted the breach of fiduciary duties owed to the stockholders (other than the defendants) by not exercising independent business judgment and having conflicts of interest, and (v) the Company aided and abetted and induced breaches of fiduciary duties by other defendants by offering incentives to members of management, either in the form of continued employment or monetary compensation and perquisites, in exchange for their approval of the merger. The class action seeks to rescind the merger or an award of rescissionary damages if it cannot be set aside, and also prays for an award of compensatory damages. The Company believes that it has valid defenses to the complaint's allegations of wrongdoing, and intends to vigorously defend the lawsuit.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     On May 21, 1996, the Company was sued by Minnesota Mining & Manufacturing Company ("3M") in a claim purportedly arising under federal, state and common law trademark, false advertising, and unfair competition laws, as well as for breach of, and interference with, contracts. 3M alleges that the Company is selling 3M products in violation of federal and state law, and seeks monetary damages in an unspecified amount, as well as injunctive relief against the Company's continued sale of 3M products. The claim was filed in the Southern District of New York. The Company vigorously denies the allegations of 3M's complaint, and has filed an answer denying the allegations of wrongdoing and asserting affirmative defenses. In addition, the Company has asserted counterclaims against 3M under federal antitrust laws, as well as an unfair competition claim. On October 16, 1996, 3M moved to dismiss the Company's antitrust counterclaims. Briefing of the motion has been completed and the parties are awaiting a decision. 3M has proposed a settlement of all claims pursuant to which the Company would, among other things, agree to restrict its purchases of 3M products to certain authorized 3M dealers, and make a payment of no more than $400,000. Although settlement discussions are ongoing, it is not possible to predict the outcome of such discussions.

     Everest & Jennings and its subsidiaries are parties to certain lawsuits and proceedings as described below (the "Everest & Jennings Proceedings"). Under the terms of the Stockholder Agreement, BIL has agreed to indemnify the Company and its subsidiaries against the Everest & Jennings Proceedings in the event the amount of losses, claims, demands, liabilities, damages and all related costs and expenses (including attorney's fees and disbursements) in respect of the Everest & Jennings Proceedings exceeds in the aggregate the applicable amounts reserved for such proceedings on the books and records of Everest & Jennings as of September 3, 1996. In view of BIL's obligation to indemnify the Company and its subsidiaries with respect to such proceedings, management does not expect that the ultimate liabilities, if any, with respect to such proceedings, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

     On July 17, 1990, a class action suit was filed in the United States District Court for the Central District of California by a stockholder of Everest & Jennings against Everest & Jennings and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning Everest & Jennings in violation of federal securities laws. The district court dismissed the complaint on March 26, 1991, and plaintiff filed his first amended complaint on May 8, 1991. The district court again granted a motion to dismiss the entire action on November 26, 1991. Plaintiff then took an appeal to the Ninth Circuit, which reversed the district court's dismissal of the first amended complaint and remanded the case to the district court for further proceedings. On March 25, 1996, the district court granted Plaintiff's motion to certify a class composed of purchasers of the Everest & Jennings' common stock during the period from March 31, 1989 to June 12, 1990. Plaintiff's counsel has not as yet submitted to the court any proposed notice of class certification and, consequently, the members of the class have not been notified that the court has certified the case to proceed as a class action. Everest & Jennings has received and filed responses and objections to a document request, but further action has been deferred to allow the parties to discuss possible settlement. Everest & Jennings has ordered the parties to file and plaintiff's counsel has filed monthly reports on the status of settlement discussions since September 1996. There are numerous defenses which Everest & Jennings intends to assert to the allegations in the first amended complaint if settlement cannot be reached on acceptable terms. Under Everest & Jennings' directors and officers insurance policy, Everest & Jennings has coverage against liabilities incurred by its directors and officers, subject to a self-insured retention of $150,000 (which has been exceeded by defense costs incurred to date). The carrier has contended that fifty percent of the liability and expenses in the case must be allocated to Everest & Jennings, which is not an insured defendant, and fifty percent to the insured former director and officer defendants. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     Die Cast Products, Inc., a former subsidiary of Everest & Jennings, was named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensa-

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES tion and Liability Act 42 U.S.C.sec.sec.9601 et seq. Everest & Jennings was originally notified of this action on December 10, 1992. A settlement was reached at an October 5, 1995 Mandatory Settlement Conference before Judge Rea in the Federal District Court of the Central District of California. The state of California has agreed to accept the sum of $2.6 million as settlement for all past costs and future remedial work. Everest & Jennings' share of the settlement with the state of California has amounted to $41,292.30, which sum was paid on January 3, 1997. No further claims or assessments with respect to this matter are anticipated at this time. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     In March, 1993, Everest & Jennings received a notice from the U.S. Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, CA. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. An agreement in principle now has been reached between the Casmalia Steering Committee ("CSC") and the EPA for a settlement of the majority of the Casmalia site liability. The Steering Committee represents approximately 50 of the largest volume generators at the Casmalia site. It is anticipated that the agreement will be formalized and embodied in a Consent Decree in the summer and fall of 1997. Pursuant to the settlement, the CSC members are committing to perform and fund Phase I work at the site. It is estimated that the Phase I work being committed to will cost approximately $30 to $35 million dollars and will take three to five years to complete. This cost will be allocated to Steering Committee members based upon their volume of waste sent to the site. Everest & Jennings accounts for 0.8% of the waste. Thus, by participating in the Phase I settlement, Everest & Jennings has committed to payments of approximately $280,000 to be spread over a three to five year period. Pursuant to the settlement, Everest & Jennings will be released from further obligation for thirty (30) years. In addition, the Steering Committee companies are seeking to recover from the owner and operator of the site. Any such recovery will diminish Everest & Jennings's payout pursuant to the settlement. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     In 1989, a patent infringement case was initiated against Everest & Jennings and other defendants in the U.S. District Court, Central District of California. Everest & Jennings prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which Everest & Jennings Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. Everest & Jennings presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. Following the appeal by the plaintiffs, the case has been remanded to the U.S. District Court, Central District of California, for further consideration. Everest & Jennings believes that this case is without merit and intends to contest it vigorously. The ultimate liability of Everest & Jennings, if any, cannot be determined at this time. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     Following a jury trial on July 15, 1996, a verdict was rendered in the District Court of the First Judicial District of the State of New Mexico in a civil product liability law suit (Chris Trew et al. vs. Smith and Davis Manufacturing Company, Inc., No. SF95-354) against Smith & Davis Manufacturing Company, a wholly-

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES owned subsidiary of Everest & Jennings ("Smith & Davis"), in the amount of $635,698.12 actual damages, prejudgment interest and costs, plus $4 million punitive damages. The suit was instituted on February 25, 1995 by the children and surviving heirs and personal representatives of a nursing home patient in Carlsbad, New Mexico who died on September 28, 1993 after her head became pinned between a bed rail allegedly manufactured by Smith & Davis and her bed. The suit alleged that the bed rail in question was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails, and that the negligence of the nursing home in question was the proximate cause of decedent's injuries and death. The nursing home reached a settlement with Plaintiffs prior to trial. Judgment was entered on the jury verdict, which bears interest at the rate of 15% from August 30, 1996 until paid. On October 15, 1996, Plaintiffs filed a related case in the Circuit Court of the County of St. Louis, Missouri (Chris Trew, et. al. v. Everest & Jennings, et al., Cause No. 96CC-000456, Division 39), which seeks a declaratory judgment against Everest & Jennings and BIL to pierce their respective corporate veils and holding them jointly and severally liable for the full amount of the New Mexico judgment. On February 26, 1997, the parties agreed in principle to a proposed settlement in which the Plaintiffs would receive $3 million, of which Everest & Jennings estimates that approximately $1.5 million will be paid by Everest & Jennings' insurance carriers, however, Everest & Jennings may seek additional recovery from the insurance carriers. The amounts required to be paid in the proposed settlement in excess of any insurance recoveries will be borne, in whole or in part, by BIL under the indemnification terms and provisions contained in the Stockholder Agreement and/or through the Company's right of offset under the BIL Note.

     While the results of the lawsuits and other proceedings referred to above cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, results of operation or cash flows of the Company.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

COLLECTIVE BARGAINING AGREEMENTS

     The Company is a party to five (5) collective bargaining agreements covering the Company's facilities located in Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico. The collective bargaining agreements cover approximately 620 employees. The collective bargaining agreements for Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico are scheduled to expire on September 30, 1997, July 27, 1999, September 13, 1999, July 24, 1998 and December 31, 1997, respectively.

     The Company has never experienced an interruption or curtailment of operations due to labor controversy, except for a three-day period during the summer of 1993 in which the Company experienced a strike at its Passaic, New Jersey facility, which did not have a material adverse effect on the Company's operations. The Company considers its employee relations to be satisfactory.

14.  OTHER MATTERS

     During the fourth quarter of 1996, the Company recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 related to the write-off of purchased in-process research and development costs (see Note 2) and $3,000,000 for other merger related charges (see Note 2).

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     In addition, the Company recorded an extraordinary item of $736,000 (net of tax benefit of $383,000) related to the early extinguishment of the John Hancock Indebtedness in the fourth quarter of 1996 (see Note 8).

     During the fourth quarter of 1994, the Company recorded non-recurring expenses of approximately $1,321,000 which were included in selling, general and administrative expenses at December 31, 1994, of which approximately $612,000 was included in accrued expenses. These non-recurring expenses were related to the estimated impairment of the residual value related to the Company's investment in leveraged lease (see Note 5), an accrual for severance and other employee costs related to employees terminated during the fourth quarter of 1994 and first quarter of 1995, an accrual for sales and franchise taxes related to in process audits being conducted by multiple states for the periods of 1988 through 1992, and costs related to a terminated acquisition attempt and a lease arbitration proceeding with respect to the Company's principal manufacturing facility.

15.  MAJOR CUSTOMERS

     In 1994, the Company derived approximately 10% of its revenues from Apria Healthcare Group, Inc. (formerly Abbey Home Healthcare, which merged with Homedco in June 1995). On September 1, 1995, the Company announced that its current supply agreement with Apria would not be renewed in 1996, and will expire by its terms on December 31, 1995. During fiscal year 1995 and 1994, the Company's product sales to Apria were approximately $8.1 million and $10.3 million, respectively, which represented approximately 7% and 10%, respectively, of the Company's product sales. The Company's sales to Apria generate gross profit margins of approximately 20%, which is significantly lower than the Company's sales to its other customers which generate gross profit margins of approximately 33%. During 1996, no single customer or buying group accounted for more than 10% of the Company's revenues.

16.  SUBSEQUENT EVENTS

     On February 28, 1997, Everest & Jennings Canada acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2.9 million (Canadian Dollars) (approximately $2.15 million). The purchase price was paid by the issuance of 187,733 shares of the common stock of the Company valued at $11.437 per share, of which 28,095 shares were delivered into escrow. The purchase price is subject to adjustment if the final determination of the closing date net book value of the assets acquired by Everest & Jennings Canada is equal to or less than Cdn. $450,000 (Canadian Dollars) (approximately $333,000). All of the escrowed shares will be held in escrow until the earlier to occur (the "Initial Release Date") of June 28, 1997, or the final resolution of the purchase price. On the Initial Release Date, a portion of the escrowed shares will be released in an amount equal to the difference between (i) 28,095 shares and (ii) the sum of the number of (x) any escrowed shares subject to any indemnification claims, (y) any escrowed shares used to satisfy any adjustment to the purchase price, and (z) 18,729 shares. The balance of the escrowed shares will be released on December 31, 1997, subject to any claims for indemnification.

     On March 7, 1997, Everest & Jennings acquired Kuschall of America, Inc., a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1,510,000, representing the net book value of Kuschall. The purchase price was paid by the issuance of 116,154 shares of the common stock of the Company valued at $13.00 per share, of which 23,230 shares were delivered into escrow. The escrow shares will be released on March 7, 1999, subject to any purchase price adjustments in favor of the Company and claims for indemnification.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARY

                                                             COL. C
                                                          ------------
                                                           ADDITIONS
                                                          ------------
                                              COL. B           1               COL. D             COL. E
                                           ------------    ADDITIONS     -------------------   -------------
                 COL. A                     BALANCE AT      CHARGED               2            OTHER CHARGES       BALANCE AT
-----------------------------------------  BEGINNING OF     TO COSTS      CHARGED TO OTHER     ADD (DEDUCT)          END OF
               DESCRIPTION                    PERIOD      AND EXPENSES   ACCOUNTS -- DESCRIBE   -- DESCRIBE          PERIOD
-----------------------------------------  ------------   ------------   -------------------   -------------       -----------
Allowance for doubtful accounts:
  Year ended December 31, 1996...........   $1,811,000     $  606,000        $ 5,077,000(2)     $  (251,000)(1)    $ 7,243,000
  Year ended December 31, 1995...........    1,987,000        451,000             10,000(2)        (637,000)(1)      1,811,000
  Year ended December 31, 1994...........    2,564,000        595,000                 --         (1,172,000)(1)      1,987,000

Valuation allowance for net deferred tax
  assets:
  Year ended December 31, 1996...........   $   55,000     $1,000,000        $14,494,000(2)              --        $15,549,000
  Year ended December 31, 1995...........       55,000             --                 --                 --             55,000
  Year ended December 31, 1994...........       55,000             --                 --                 --             55,000

---------------
(1) Net write-off of accounts receivable.

(2) Represents an allocation of the purchase price of the Everest & Jennings and V.C. Medical acquisitions.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                   SEPTEMBER
                                                                      30,          DECEMBER 31,
                                                                      1997             1996
                                                                  ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents.....................................  $  5,682,000     $  1,241,000
  Marketable securities.........................................    12,832,000               --
  Accounts receivable -- net....................................    74,770,000       45,703,000
  Inventories...................................................    60,314,000       48,245,000
  Other current assets..........................................     8,146,000        3,023,000
  Recoverable and prepaid income taxes..........................       256,000          256,000
                                                                  ------------     ------------
          TOTAL CURRENT ASSETS..................................   162,000,000       98,468,000
Property, plant and equipment -- net............................    14,801,000       11,264,000
Excess of cost over net assets acquired -- net..................   103,232,000       91,412,000
Other assets....................................................    13,015,000        5,112,000
Deferred tax asset..............................................            --          938,000
                                                                  ------------     ------------
          TOTAL ASSETS..........................................  $293,048,000     $207,194,000
                                                                  ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.................................................  $         --     $ 13,985,000
  Current maturities of long-term debt..........................     2,054,000        2,016,000
  Accounts payable..............................................    22,945,000       22,995,000
  Acceptances payable...........................................            --       19,800,000
  Accrued expenses..............................................    21,829,000       25,608,000
                                                                  ------------     ------------
          TOTAL CURRENT LIABILITIES.............................    46,828,000       84,404,000
Long-term debt..................................................     8,440,000        6,535,000
Senior subordinated notes.......................................   100,000,000               --
Other long term liabilities.....................................     1,522,000        1,752,000
                                                                  ------------     ------------
          TOTAL LIABILITIES.....................................   156,790,000       92,691,000
STOCKHOLDERS' EQUITY:
Preferred Stock.................................................    31,600,000       31,600,000
Common Stock....................................................       530,000          496,000
Additional paid-in capital......................................   115,702,000      101,569,000
(Deficit).......................................................   (11,548,000)     (18,995,000)
Unrealized gain on marketable securities........................        72,000               --
Cumulative translation adjustment...............................        61,000          (12,000)
                                                                  ------------     ------------
Sub-total.......................................................   136,417,000      114,658,000
Notes receivable from sale of shares............................      (159,000)        (155,000)
                                                                  ------------     ------------
          TOTAL STOCKHOLDERS' EQUITY............................   136,258,000      114,503,000
                                                                  ------------     ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $293,048,000     $207,194,000
                                                                  ============     ============

           See notes to condensed consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                          THREE MONTHS ENDED                NINE MONTHS ENDED
                                             SEPTEMBER 30,                    SEPTEMBER 30,
                                      ---------------------------     -----------------------------
                                         1997            1996             1997             1996
                                      -----------     -----------     ------------     ------------
Revenues:
  Medical equipment and supplies....  $70,745,000     $36,436,000     $189,515,000     $100,674,000
  Interest and other income.........      363,000          31,000          759,000          537,000
                                      -----------     -----------     ------------     ------------
                                       71,108,000      36,467,000      190,274,000      101,211,000
Cost and expenses:
  Cost of revenues..................   47,159,000      24,942,000      128,100,000       69,203,000
  Selling, general and
     administrative.................   16,018,000       9,021,000       43,976,000       25,678,000
  Interest expense..................    2,394,000         672,000        4,557,000        1,962,000
                                      -----------     -----------     ------------     ------------
                                       65,571,000      34,635,000      176,633,000       96,843,000
                                      -----------     -----------     ------------     ------------
Income before income taxes..........    5,537,000       1,832,000       13,641,000        4,368,000
Income taxes........................    2,187,000         811,000        5,395,000        1,943,000
                                      -----------     -----------     ------------     ------------
Net income..........................    3,350,000       1,021,000        8,246,000        2,425,000
Preferred stock dividends...........      266,000              --          799,000               --
                                      -----------     -----------     ------------     ------------
Net income available to common
  stockholders......................  $ 3,084,000     $ 1,021,000     $  7,447,000     $  2,425,000
                                      ===========     ===========     ============     ============
Per share data (Note 2):
  Net income per common and common
     equivalent shares..............  $       .13     $       .07     $        .32     $        .16
                                      ===========     ===========     ============     ============
  Weighted average number of common
     and common equivalent shares
     outstanding....................   26,739,000      15,674,000       25,888,000       15,466,000
                                      ===========     ===========     ============     ============

           See notes to condensed consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                  -----------------------------
                                                                      1997             1996
                                                                  -------------     -----------
OPERATING ACTIVITIES
Net income......................................................  $   8,246,000     $ 2,425,000
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.................................      4,700,000       2,487,000
  Provision for losses on accounts receivable...................        935,000         441,000
  Deferred income taxes.........................................      1,538,000       1,861,000
  Gain on sale of product line..................................             --        (360,000)
  Gain on sale of marketable securities.........................        (41,000)             --
  Changes in operating assets and liabilities:
     Accounts receivable........................................    (24,519,000)     (8,573,000)
     Inventories, other current assets and recoverable and
       prepaid income taxes.....................................    (11,404,000)     (6,601,000)
     Accounts and acceptances payable, accrued expenses, and
       other....................................................     (8,468,000)      9,753,000
                                                                   ------------     -----------
          NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES...    (29,013,000)      1,433,000
                                                                   ------------     -----------
INVESTING ACTIVITIES
Purchases of marketable securities..............................    (97,216,000)             --
Purchases of property, plant and equipment......................     (3,637,000)       (762,000)
Acquisitions, net of cash acquired..............................    (10,006,000)     (2,191,000)
Notes receivable from officers..................................         (4,000)       (199,000)
Proceeds from sale of marketable securities.....................     84,497,000              --
Proceeds from sale of product line..............................             --         500,000
Proceeds from sale of assets under leveraged lease..............             --         487,000
Net increase in other assets....................................     (1,653,000)       (158,000)
                                                                   ------------     -----------
          NET CASH USED IN INVESTING ACTIVITIES.................    (28,019,000)     (2,323,000)
                                                                   ------------     -----------
FINANCING ACTIVITIES
Proceeds from issuance of Senior Subordinated Notes.............    100,000,000              --
Proceeds from notes payable and long-term debt..................    147,138,000       6,590,000
Payments on notes payable and long-term debt....................   (162,352,000)     (6,112,000)
Payments on acceptances payable, net............................    (19,800,000)             --
Proceeds on exercise of stock options...........................      1,052,000         479,000
Payments for note issue costs...................................     (4,565,000)             --
                                                                   ------------     -----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES.............     61,473,000         957,000
                                                                   ------------     -----------
          INCREASE IN CASH AND CASH EQUIVALENTS.................      4,441,000          67,000
          CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......      1,241,000         284,000
                                                                   ------------     -----------
          CASH AND CASH EQUIVALENTS AT END OF PERIOD............  $   5,682,000     $   351,000
                                                                   ============     ===========

           See notes to condensed consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  GENERAL

     In the opinion of Graham-Field, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of September 30, 1997 (unaudited), the results of operations for the three and nine months ended September 30, 1997 and 1996 (unaudited) and the statements of cash flows for the nine months ended September 30, 1997 and 1996 (unaudited).

     Additionally, it should be noted that the accompanying financial statements and notes thereto do not purport to be complete disclosures in conformity with generally accepted accounting principles. While Graham-Field believes that the disclosures presented are adequate to make the information contained herein not misleading, it is suggested that these financial statements be read in conjunction with the financial statements and the notes included in Graham-Field's Annual Report on Form 10-K for the year ended December 31, 1996.

     Inventories at September 30, 1997 have been valued at average cost based on perpetual records or the gross profit method.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is required to be adopted on December 31, 1997. At that time, Graham-Field will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the quarter and nine month period ended September 30, 1997 of $.02 and $.05 per share, respectively. The impact of Statement 128 on the calculation of fully diluted earnings per share for the quarter and nine month period ended September 30, 1997 is not expected to be material.

     The results of operations for the three and nine months ended September 30, 1997 and 1996 are not necessarily indicative of results for the full year.

     Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

2.  NET INCOME PER SHARE

     Net income per common share was computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. For the 1997 period, net income per common share was calculated assuming the conversion of Graham-Field's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and the Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") into an aggregate of 4,435,484 common shares and the elimination of a dividend of 1.5% on the Series B and Series C Preferred Stock in the aggregate amount of $266,000 and $799,000, respectively for the three and nine month periods ended September 30, 1997.

3.  INVENTORIES

     Inventories consist of the following:

                                                            SEPTEMBER 30,     DECEMBER 31,
                                                                1997              1996
                                                            -------------     ------------
            Raw materials...............................     $ 14,258,000     $  8,423,000
            Work-in-process.............................        4,558,000        4,430,000
            Finished goods..............................       41,498,000       35,392,000
                                                              -----------      -----------
                                                             $ 60,314,000     $ 48,245,000
                                                              ===========      ===========

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

4.  INCOME TAXES

     As of September 30, 1997, Graham-Field has recorded net deferred tax assets primarily comprised of net operating loss carryforwards acquired in connection with the Everest & Jennings acquisition, which expire at various dates from 2008 to 2010. For financial reporting purposes, due to losses of Everest & Jennings incurred prior to Graham-Field's acquisition of Everest & Jennings and SRLY limitations, a full valuation allowance has been recognized in connection with the net operating loss carryforwards of Everest & Jennings to offset the net deferred tax asset. If realized, the tax benefit for such items will be recorded as a reduction to the excess of cost over net assets acquired.

     The effective tax rate for the quarter and nine months ended September 30, 1997 is 39.5% primarily due to the percentage of income earned by foreign entities which are taxed at lower rates. Deferred taxes have not been provided on the undistributed earnings of the foreign entities since it is management's intention to invest such earnings in the entities indefinitely.

5.  ACQUISITION OF BUSINESS

     On September 5, 1997, Graham-Field entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Fuqua Enterprises, Inc., a Delaware corporation ("Fuqua"), GFHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Graham-Field ("Sub"), and Graham-Field providing for the acquisition of Fuqua. Pursuant to the Merger Agreement, on December 30, 1997 Sub was merged with and into Fuqua with Fuqua continuing as the surviving corporation wholly owned by Graham-Field (the "Merger"). Graham-Field has received the written opinion of Smith Barney Inc. to the effect that the consideration payable by Graham-Field pursuant to the Merger Agreement is fair from a financial point of view to Graham-Field.

     In the Merger, each share of Fuqua's common stock, par value $2.50 per share (the "Fuqua Common Stock"), other than shares of Fuqua Common Stock canceled pursuant to the Merger Agreement, was converted into the right to receive 2.1 (the "Conversion Number") shares of common stock, par value $.025 per share, of Graham-Field (the "Graham-Field Common Stock"). There were 4,482,709 shares of Fuqua Common Stock outstanding on September 5, 1997.

     The Merger Agreement contains customary representations and warranties of the parties, which did not survive the effectiveness of the Merger. In addition, pursuant to the Merger Agreement, Graham-Field and Fuqua agreed to operate their businesses in the ordinary course pending consummation of the Merger, and Fuqua agreed not to solicit or enter into negotiations or agreements relating to a competing business combination transaction. The Merger was conditioned, among other things, upon the approval of the holders of at least a majority of the outstanding shares of Fuqua capital stock entitled to vote thereon, upon the approval of the holders of at least a majority of the shares of Graham-Field Common Stock voting at a special meeting of the stockholders of Graham-Field, and upon the expiration of certain regulatory waiting periods.

     To induce Graham-Field and Sub to enter into the Merger Agreement, Graham-Field entered into (1) a Stockholders Agreement, dated as of September 5, 1997 (the "Stockholders Agreement"), with BIL (Far East Holdings) Limited and BIL Securities (Offshore) Ltd. (together, "BIL"), Irwin Selinger ("Mr. Selinger"), the Chairman of the Board and Chief Executive Officer of Graham-Field, and J.B. Fuqua, J. Rex Fuqua, Fuqua Holdings I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust and The J.B. Fuqua Foundation, Inc. (together, the "Fuqua Stockholders") and (2) a Voting Agreement (the "Voting Agreement") with Gene J. Minotto ("Mr. Minotto"), pursuant to which, among other things, the Fuqua Stockholders and Mr. Minotto (who, as of September 5, 1997, own collectively 45.9% of the outstanding Fuqua Common Stock) agreed to vote their shares of Fuqua Common Stock in favor of approval of the Merger and adoption of the Merger Agreement and all transactions contemplated thereby. The Fuqua Stockholders and Mr. Minotto also agreed, until the Effective Time, not to dispose of any of the Fuqua

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Common Stock or any interest therein, exercise any right of conversion with respect to such shares, deposit any of such shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect disposition of such shares. In addition, the Fuqua Stockholders and Mr. Minotto agreed pursuant to the Stockholders Agreement and Voting Agreement not to initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any alternative business combination transaction relating to Fuqua or engage in any negotiations concerning any such transaction. The Fuqua Stockholders and Mr. Minotto also agreed to promptly notify Graham-Field of any inquiries or proposed negotiations with respect to any such proposed transaction.

     Pursuant to the Stockholders Agreement, BIL and Mr. Selinger (who, as of September 5, 1997, owned collectively 37% of the voting power of the capital stock of Graham-Field), agreed to vote their shares of Graham-Field Common Stock in favor of approval of the Merger and adoption of the Merger Agreement and all transactions contemplated thereby at a special meeting of Graham-Field stockholders.

     The Fuqua Stockholders have agreed in the Stockholders Agreement not to acquire additional shares of Graham-Field Common Stock, seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field, or otherwise seek or propose to acquire control of Graham-Field Board provided the Fuqua Stockholders own securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field. Pursuant to the Stockholders Agreement, so long as the Fuqua Stockholders beneficially own 5% or more of the voting power of the outstanding capital stock of Graham-Field, the Fuqua Stockholders will have the right to designate one member of the Board of Directors of Graham-Field (the "Graham-Field Board"). The Fuqua Stockholders also agreed to certain restrictions in their transfer of shares of Graham-Field Common Stock received in the Merger.

     The Stockholders Agreement will terminate following the Merger, if the Fuqua Stockholders beneficially own less than 5% of the voting power of the outstanding capital stock of Graham-Field or upon a change of control of Graham-Field Board.

     In addition, on September 5, 1997, Graham-Field entered into a Registration Rights Agreement with the Fuqua Stockholders (the "Registration Rights Agreement") providing certain demand and "piggyback" registration rights to the Fuqua Stockholders with respect to the securities of Graham-Field to be acquired by the Fuqua Stockholders pursuant to the Merger Agreement. Graham-Field will be required to pay the expenses incurred by the Fuqua Stockholders in connection with any such registrations. The Registration Rights Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms. Graham-Field has also agreed to provide certain registration rights to Mr. Minotto.

     On August 28, 1997, Graham-Field acquired all of the issued and outstanding shares of the capital stock of Medical Supplies of America, Inc., a Florida corporation ("Medapex"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 28, 1997, by and among Graham-Field, S.E. (Gene) Davis and Vicki Ray (collectively, the "Medapex Selling Stockholders"). In accordance with the terms of the Reorganization Agreement, Medapex became a wholly-owned subsidiary of Graham-Field and the Medapex Selling Stockholders received in the aggregate 960,000 shares of Graham-Field Common Stock in exchange for all of the issued and outstanding shares of the capital stock of Medapex. Pursuant to a Real Estate Sales Agreement dated as of August 28, 1997 (the "Real Estate Sales Agreement"), by and between Graham-Field and BBD&M, a Georgia limited partnership and an affiliate of Medapex, Graham-Field acquired Medapex's principal corporate headquarters and distribution facility in Atlanta, Georgia for a purchase price consisting of (i) $622,335 payable (x) by the issuance of 23,156 shares of Graham-Field Common Stock and (y) in cash in the amount of $311,167, and (ii) the assumption of debt in the amount of $477,664. In connection with the transaction, Graham-Field also entered into a registration rights agreement dated as of August 28, 1997, pursuant to which Graham-Field agreed to register for resale the shares of Graham-Field Common Stock issued pursuant to the Reorganization Agreement and the Real

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Estate Sales Agreement. Each of the Medapex Selling Stockholders entered into a two-year employment agreement and non-competition agreement with Graham-Field.

     The acquisition of Medapex qualifies as a tax-free reorganization and was accounted for as a "pooling of interests." Accordingly, Graham-Field's financial statements have been restated to include the results of Medapex for all periods presented. Separate results of operations for the periods prior to the share exchange with Medapex are as follows:

                                         THREE MONTHS                      NINE MONTHS
                                      ENDED SEPTEMBER 30,              ENDED SEPTEMBER 30,
                                  ---------------------------     -----------------------------
                                     1997            1996             1997             1996
                                  -----------     -----------     ------------     ------------
    Net Revenues:
      Graham-Field..............  $67,827,000     $32,384,000     $176,987,000     $ 89,360,000
      Medapex...................    3,281,000       4,083,000       13,287,000       11,851,000
                                  -----------     -----------     ------------     ------------
      Combined..................  $71,108,000     $36,467,000     $190,274,000     $101,211,000
                                  ===========     ===========     ============     ============
    Net Income:
      Graham-Field..............  $ 3,158,000     $   965,000     $  7,859,000     $  2,290,000
      Medapex...................      192,000          56,000          387,000          135,000
                                  -----------     -----------     ------------     ------------
      Combined..................  $ 3,350,000     $ 1,021,000     $  8,246,000     $  2,425,000
                                  ===========     ===========     ============     ============

     On August 17, 1997, Graham-Field acquired substantially all of the assets and certain liabilities of MediSource, Inc. ("Medi-Source"), a privately-owned distributor of medical supplies, for $4,500,000 in cash. Graham-Field also entered into a five (5) year non-competition agreement with the previous owner in the aggregate amount of $301,000 payable over the five (5) year period. The acquisition was accounted for as a purchase, and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of the purchase price over net assets acquired was approximately $3,428,000.

     On June 25, 1997, Graham-Field acquired all of the capital stock of LaBac Systems, Inc., a Colorado corporation ("LaBac"), in a merger transaction pursuant to an Agreement and Plan of Merger dated June 25, 1997, by and among Graham-Field, LaBac Acquisition Corp., a wholly-owned subsidiary of Graham-Field, LaBac, Gregory A. Peek and Michael L. Peek (collectively, the "LaBac Selling Stockholders"). LaBac, a privately-owned Company, manufactures and distributes custom power wheelchair seating systems and manual wheelchairs throughout North America. In connection with the acquisition, LaBac became a wholly-owned subsidiary of Graham-Field, and the LaBac Selling Stockholders received in the aggregate 772,557 shares of Graham-Field Common Stock valued at $11.77 per share in exchange for all of the issued and outstanding shares of the capital stock of LaBac. In addition, 77,255 of the shares of Graham-Field Common Stock were placed in escrow for a period of one (1) year following the Effective Date of the Merger for payment of indemnity claims to Graham-Field or purchase price adjustments in favor of Graham-Field. Graham-Field also entered into a three (3) year consulting agreement with the LaBac Selling Stockholders and an entity controlled by the LaBac Selling Stockholders, and noncompetition agreements with each of the LaBac Selling Stockholders. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over net assets acquired amounted to approximately $7.4 million.

     On March 7, 1997, Everest & Jennings, a wholly-owned subsidiary of Graham-Field, acquired Kuschall of America, Inc. ("Kuschall"), a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1.51 million representing the net book value of Kuschall. The purchase price was paid by the issuance of 116,154 shares of Graham-Field Common Stock valued at $13.00 per share, of which 23,230 shares were delivered into escrow. The escrow shares will be released on March 7, 1999, subject to any purchase price adjustments in favor of Graham-Field and claims for indemnification. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

     On February 28, 1997, Everest & Jennings Canada, a wholly owned subsidiary of Graham-Field, acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2.9 million (Canadian Dollars) (approximately $2.15 million). The purchase price was paid by the issuance of 187,733 shares of Graham-Field Common Stock valued at $11.437 per share, of which 28,095 shares were delivered into escrow. All of the escrowed shares were held in escrow until June 28, 1997, at which time 9,366 shares were released. The balance of the escrowed shares will be released on December 31, 1997, subject to any claims for indemnification. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $1.9 million.

     On November 27, 1996, Graham-Field acquired Everest & Jennings pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996, by and among Graham-Field, Everest & Jennings, Everest & Jennings Acquisition Corp., a wholly-owned subsidiary of Graham-Field and BIL, the majority stockholder of Everest & Jennings. The acquisition of Everest & Jennings has been accounted for under the purchase method of accounting and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the operating results of Everest & Jennings have been included in Graham-Field's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired is approximately $65.6 million, as adjusted.

     On September 4, 1996, Graham-Field acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of Graham-Field Common Stock valued at $7.625 per share representing the closing market price of Graham-Field Common Stock on the last trading day immediately prior to the closing. In addition, Graham-Field assumed certain liabilities of V.C. Medical in the amount of $296,721. Under the terms of the transaction, in the event the pre-tax income of the acquired business equals or exceeds $1,000,000 during the twelve (12) months following the closing date, an additional $500,000 will be paid to V.C. Medical. The shares will be held in escrow until February 4, 1998, subject to any claims for indemnification in favor of Graham-Field. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $939,000.

     The following summary presents unaudited pro forma consolidated results of operations for the nine months ended September 30, 1997 and 1996 as if the acquisitions accounted for under the purchase method of accounting occurred at the beginning of each of 1997 and 1996. This information gives effect to the adjustment of interest expense, income tax provisions, and to the assumed amortization of fair value adjustments, including the excess of cost over net assets acquired. The 1996 pro forma information does not include the write-off of certain purchased in-process research and development costs of $12,800,000, merger related expenses of $3,000,000 associated with the acquisition of Everest & Jennings, and an extraordinary item relating to the early retirement of indebtedness under the John Hancock Note and Warrant Agreement, as amended. The pro forma net loss per common share for 1996 has been calculated assuming the payment of a dividend of 1.5% on both the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of $799,000 for the nine months ended September 30, 1997. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                                                                     PRO FORMA
                                                     -----------------------------------------
                                                     NINE MONTHS ENDED      NINE MONTHS ENDED
                                                     SEPTEMBER 30, 1997     SEPTEMBER 30, 1996
                                                     ------------------     ------------------
        Net Revenues...............................     $201,532,000           $170,376,000
                                                        ============           ============
        Income (Loss) Before Income Taxes..........     $ 14,163,000           $ (1,791,000)
        Income Taxes...............................        5,665,000                578,000
                                                        ------------           ------------
        Net Income (Loss)..........................     $  8,498,000           $ (2,369,000)
                                                        ============           ============
        Net Income (Loss) per Share................     $        .32           $       (.15)
                                                        ============           ============
        Weighted Average Number of Common and
          Dilutive Common Equivalent Shares
          Outstanding..............................       26,454,000             21,024,000
                                                        ============           ============

6.  OTHER MATTERS

     On August 4, 1997, Graham-Field issued $100 million of its 9.75% Senior Subordinated Notes due 2007 (the "Notes") under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). The Notes are general unsecured obligations of Graham-Field, subordinated in right of payment to all existing and future senior debt of Graham-Field, including indebtedness under the Credit Facility (the "Credit Facility") arranged by IBJ Schroder Business Credit Corp, as agent ("IBJ"). The Notes are guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future restricted subsidiaries of Graham-Field, other than foreign subsidiaries (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees are subordinated in right of payment to all existing and future senior debt of the Guaranteeing Subsidiaries including any guarantees by the Guaranteeing Subsidiaries of Graham-Field's obligations under the Credit Facility.

     The net proceeds from the offering of the Notes were used to repay $60.3 million of indebtedness under the Credit Facility and $5 million of indebtedness due to BIL. The balance of the proceeds will be used for general corporate purposes, including the funding for acquisitions, the opening of additional Graham-Field Express facilities and strategic alliances.

     Under the terms of the indenture governing the Notes (the "Indenture"), the Notes are not redeemable at Graham-Field's option prior to August 15, 2002. Thereafter, the Notes are redeemable, in whole or in part, at the option of Graham-Field, at certain redemption prices plus accrued and unpaid interest to the date of redemption. In addition, prior to August 15, 2000, Graham-Field may, at its option, redeem up to 25% of the aggregate principal amount of Notes originally issued with the net proceeds from one or more public offerings of Graham-Field Common Stock at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest to the date of redemption; provided that at least 75% of the aggregate principal amount of Notes originally issued remain outstanding after giving effect to any such redemption.

     The Indenture contains customary covenants including, but not limited to, covenants relating to limitations on the incurrence of additional indebtedness, the creation of liens, restricted payments, the sales of assets, mergers and consolidations, payment restrictions affecting subsidiaries, and transactions with affiliates. In addition, in the event of a change of control of Graham-Field as defined in the Indenture, each holder of the Notes will have the right to require Graham-Field to repurchase such holder's Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

     Graham-Field and the Guaranteeing Subsidiaries have agreed, pursuant to a registration rights agreement (the "Registration Rights Agreement") with the initial purchaser of the Notes, to file with the

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Securities and Exchange Commission a registration statement (the "Exchange Offer Registration Statement") registering an issue of notes identical in all material respects to the Notes (the "Exchange Notes") and to offer to the holders of the Notes the opportunity to exchange their Notes for Exchange Notes (the "Exchange Offer"). If Graham-Field is not permitted to file the Exchange Offer Registration Statement or if certain holders of the Notes are not permitted to participate in, or would not receive freely tradeable Exchange Notes pursuant to, the Exchange Offer, Graham-Field has agreed to file a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Notes. The Notes are subject to the payment of liquidated damages under certain circumstances if Graham-Field and the Guaranteeing Subsidiaries are not in compliance with their obligations under the Registration Rights Agreement.

7.  LEGAL PROCEEDINGS

     Graham-Field and its subsidiaries are parties to lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, results of operations or cash flow of Graham-Field.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Everest & Jennings International Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Everest & Jennings International Ltd. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP
St. Louis, Missouri
March 15, 1996, except as to the tenth
paragraph of Note 3, which
is as of June 4, 1996

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             1995           1994          1993
                                                          ----------     ----------     --------
Revenues................................................  $   74,627     $   79,438     $ 94,459
Cost of sales...........................................      58,597         65,888       83,825
                                                          ----------     ----------     --------
          Gross profit..................................      16,030         13,550       10,634
                                                          ----------     ----------     --------
Selling expenses........................................      11,006         12,448       18,777
General and administrative expenses.....................       5,527          6,519       16,441
Research & development expenses (Note 5)................       1,123          1,885       10,764
Restructuring expenses (Note 2).........................          --             --       15,104
                                                          ----------     ----------     --------
          Total operating expenses......................      17,656         20,852       61,086
                                                          ----------     ----------     --------
          Loss from operations..........................      (1,626)        (7,302)     (50,452)
                                                          ----------     ----------     --------
Other expense:
  Interest expense, BIL (Note 7)........................      (1,669)          (897)      (2,585)
  Interest expense, other...............................      (2,061)        (1,722)      (2,487)
                                                          ----------     ----------     --------
Other expense, net......................................      (3,730)        (2,619)      (5,072)
                                                          ----------     ----------     --------
  Loss from operations before income taxes..............      (5,356)        (9,921)     (55,524)
Income tax provision (benefit) (Note 8).................          96           (162)         173
                                                          ----------     ----------     --------
          Net loss......................................  $   (5,452)    $   (9,759)    $(55,697)
                                                          ==========     ==========     ========
Loss per share..........................................  $    (0.75)    $    (1.35)    $ (59.61)
                                                          ==========     ==========     ========
Weighted average number of Common Shares outstanding....   7,227,281      7,220,121      934,387
                                                          ==========     ==========     ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                        DECEMBER 31   DECEMBER 31
                                                                           1995          1994
                                                                        -----------   -----------
CURRENT ASSETS:
  Cash and cash equivalents...........................................   $     117     $     513
  Accounts receivable, less allowance for doubtful accounts of $1,847
     and $2,088, respectively (Note 4)................................      16,952        18,894
  Inventories (Notes 4 and 9).........................................      19,570        20,449
  Assets held for sale (Notes 1 and 4)................................          --        11,289
  Other current assets................................................       1,299         1,444
                                                                          --------      --------
          Total current assets........................................      37,938        52,589
                                                                          --------      --------
PROPERTY, PLANT AND EQUIPMENT (Note 4):
  Land................................................................         261           237
  Buildings and improvements..........................................       4,500         4,056
  Machinery and equipment.............................................      15,380        14,636
                                                                          --------      --------
                                                                            20,141        18,929
  Less accumulated depreciation and amortization......................     (12,992)      (10,994)
                                                                          --------      --------
          Property, plant and equipment, net..........................       7,149         7,935
NOTES RECEIVABLE (Note 4).............................................       2,524            --
INTANGIBLE ASSETS, NET (Note 3).......................................         402           710
OTHER ASSETS..........................................................         217           335
                                                                          --------      --------
          TOTAL ASSETS................................................   $  48,230     $  61,569
                                                                          ========      ========
                       LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Short-term borrowings and current installments of long-term debt of
     $1,089 and $2,600, respectively (Note 7).........................   $   4,473     $  11,155
  Short-term borrowings from BIL (Note 7).............................          --         6,503
  Accounts payable....................................................       8,361        11,958
  Accrued payroll costs...............................................       6,327         7,900
  Accrued interest, BIL (Note 7)......................................       2,629           960
  Accrued expenses....................................................       5,310         9,612
  Accrued restructuring expenses (Notes 1, 2 and 4)...................         659         4,476
                                                                          --------      --------
          Total current liabilities...................................      27,759        52,564
                                                                          --------      --------
LONG-TERM DEBT, NET OF CURRENT PORTION (Note 7).......................      22,370        12,968
LONG-TERM BORROWINGS FROM BIL (Note 7)................................      21,103        12,000
OTHER LONG-TERM LIABILITIES...........................................         130           218
COMMITMENTS AND CONTINGENCIES (Notes 12 and 13) STOCKHOLDERS' DEFICIT
  (Notes 6 and 10):
  Series A Convertible Preferred Stock................................      13,175        12,087
  Series B Convertible Preferred Stock................................       1,317         1,317
  Series C Convertible Preferred Stock................................      20,000        20,000
  Single Class Common Stock, par value: $.10; authorized 12,000,000
     shares...........................................................         722           722
  Additional paid-in capital..........................................     105,608       105,595
  Accumulated deficit.................................................    (159,793)     (153,228)
  Minimum pension liability adjustment................................      (3,264)       (1,812)
  Cumulative translation adjustments..................................        (897)         (862)
                                                                          --------      --------
          Total stockholders' deficit.................................     (23,132)      (16,181)
                                                                          --------      --------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.................   $  48,230     $  61,569
                                                                          ========      ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                          SERIES A             SERIES B
                         CONVERTIBLE         CONVERTIBLE      SERIES C CONVERTIBLE        CLASS A*             CLASS B*
                       PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK         COMMON STOCK         COMMON STOCK
                     -------------------   ----------------   --------------------   ------------------   -------------------
                      SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
                     ---------   -------   -------   ------   ----------   -------   ---------   ------   ----------   ------
Balance at December
  31, 1992.......... 6,075,419   $10,174   786,357   $1,317           --   $    --     679,285    $ 68     2,353,427    $ 24
Common Stock
  Issued............        --        --        --      --            --        --       5,333      --            --      --
Reclassification of
  Common Stock*.....        --        --        --      --            --        --     235,342      24    (2,353,427)    (24)
Preferred Stock
  Issued -- Debt
  Conversion........        --        --        --      --    20,000,000    20,000          --      --                    --
Common Stock Issued
  -- Debt
  Conversion........        --        --        --      --            --        --   5,500,000     550            --      --
Stock Issuance Costs
  -- Debt
  Conversion........        --        --        --      --            --        --          --      --                    --
Common Stock Issued
  -- MCT
  Acquisition.......        --        --        --      --            --        --     800,000      80                    --
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...   546,787       915        --      --            --        --          --      --            --      --
Net loss............        --        --        --      --            --        --          --      --            --      --
Adjustment for
  Pension
  Liability.........        --        --        --      --            --        --          --      --            --      --
Translation
  adjustments.......        --        --        --      --            --        --          --      --            --      --
                     ---------   -------   -------   ------   ----------   -------   ---------    ----     ---------    ----
Balance at December
  31, 1993.......... 6,622,206   $11,089   786,357   $1,317   20,000,000   $20,000   7,219,961    $722           -0-    $-0-
                     =========   =======   =======   ======   ==========   =======   =========    ====     =========    ====


                                                 MINIMUM
                      ADDITIONAL    ACCUMU-      PENSION     CUMULATIVE
                       PAID-IN       LATED      LIABILITY    TRANSLATION
                       CAPITAL      DEFICIT    ADJUSTMENT    ADJUSTMENTS    TOTAL
                      ----------   ---------   -----------   -----------   --------
                     <
Balance at December
  31, 1992..........   $ 43,708    $ (85,585)    $    --        $(504)     $(30,798)
Common Stock
  Issued............         --           --          --           --            --
Reclassification of
  Common Stock*.....         --           --          --           --            --
Preferred Stock
  Issued -- Debt
  Conversion........         --           --          --           --        20,000
Common Stock Issued
  -- Debt
  Conversion........     54,450           --          --           --        55,000
Stock Issuance Costs
  -- Debt
  Conversion........       (500)          --          --           --          (500)
Common Stock Issued
  -- MCT
  Acquisition.......      7,920           --          --           --         8,000
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...         --       (1,167)         --           --          (252)
Net loss............         --      (55,697)         --           --       (55,697)
Adjustment for
  Pension
  Liability.........         --           --      (2,606)          --        (2,606)
Translation
  adjustments.......         --           --          --         (155)         (155)
                       --------    ---------     -------        -----      --------
Balance at December
  31, 1993..........   $105,578    $(142,449)    $(2,606)       $(659)     $ (7,008)
                       ========    =========     =======        =====      ========

---------------

* Effective November 18, 1993, Class A Common Stock and Class B Common Stock were combined into a single class Common Stock.

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                       SERIES A             SERIES B             SERIES C
                                      CONVERTIBLE         CONVERTIBLE          CONVERTIBLE
                                    PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK         COMMON STOCK      ADDITIONAL
                                  -------------------   ----------------   --------------------   ------------------    PAID-IN
                                   SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL
                                  ---------   -------   -------   ------   ----------   -------   ---------   ------   ----------
Balance at December 31, 1993....  6,622,206   $11,089   786,357   $1,317   20,000,000   $20,000   7,219,961    $722     $105,578
Common Stock issued for
  Exercised Stock Options.......         --       --         --      --            --       --        5,820      --           17
Pay-in-kind dividends on Series
  A Convertible Preferred
  Stock.........................    595,998      998         --      --            --       --           --      --           --
Net loss........................         --       --         --      --            --       --           --      --           --
Adjustment for Pension
  Liability.....................         --       --         --      --            --       --           --      --           --
Translation adjustments.........         --       --         --      --            --       --           --      --           --
                                  ---------   -------   -------   ------   ----------   -------   ---------     ---     --------
Balance at December 31, 1994....  7,218,204   $12,087   786,357   $1,317   20,000,000   $20,000   7,225,781    $722     $105,595
                                  =========   =======   =======   ======   ==========   =======   =========     ===     ========


                                                 MINIMUM
                                                 PENSION     CUMULATIVE
                                  ACCUMULATED   LIABILITY    TRANSLATION
                                    DEFICIT     ADJUSTMENT   ADJUSTMENTS    TOTAL
                                  -----------   ----------   -----------   --------
Balance at December 31, 1993....   $(142,449)    $ (2,606)      $(659)     $ (7,008)
Common Stock issued for
  Exercised Stock Options.......          --           --          --            17
Pay-in-kind dividends on Series
  A Convertible Preferred
  Stock.........................      (1,020)          --          --           (22)
Net loss........................      (9,759)          --          --        (9,759)
Adjustment for Pension
  Liability.....................          --          794          --           794
Translation adjustments.........          --           --        (203)         (203)
                                  ----------     --------      ------        ------
Balance at December 31, 1994....   $(153,228)    $ (1,812)      $(862)     $(16,181)
                                  ==========     ========      ======        ======

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                           SERIES A             SERIES B             SERIES C
                          CONVERTIBLE         CONVERTIBLE          CONVERTIBLE
                        PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK         COMMON STOCK      ADDITIONAL
                      -------------------   ----------------   --------------------   ------------------    PAID-IN     ACCUMULATED
                       SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT
                      ---------   -------   -------   ------   ----------   -------   ---------   ------   ----------   -----------
Balance at December
  31, 1994..........  7,218,204   $12,087   786,357   $1,317   20,000,000   $20,000   7,225,781    $722     $105,595     $(153,228)
Common Stock issued
  for Exercised
  Stock Options.....         --        --        --       --           --        --       2,283      --           13            --
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...    649,638     1,088        --       --           --        --          --      --           --        (1,113)
Net loss............         --        --        --       --           --        --          --      --           --        (5,452)
Adjustment for
  Pension
  Liability.........         --        --        --       --           --        --          --      --           --            --
Translation
  adjustments.......         --        --        --       --           --        --          --      --           --            --
                      ---------   -------   -------   ------   ----------   -------   ---------    ----     --------     ---------
Balance at December
  31, 1995..........  7,867,842   $13,175   786,357   $1,317   20,000,000   $20,000   7,228,064    $722     $105,608     $(159,793)
                      =========   =======   =======   ======   ==========   =======   =========    ====     ========     =========


                       MINIMUM
                       PENSION     CUMULATIVE
                      LIABILITY    TRANSLATION
                      ADJUSTMENT   ADJUSTMENTS    TOTAL
                      ----------   -----------   --------
Balance at December
  31, 1994..........   $ (1,812)      $(862)     $(16,181)
Common Stock issued
  for Exercised
  Stock Options.....         --          --            13
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...         --          --           (25)
Net loss............         --          --        (5,452)
Adjustment for
  Pension
  Liability.........     (1,452)         --        (1,452)
Translation
  adjustments.......         --         (35)          (35)
                        -------       -----      --------
Balance at December
  31, 1995..........   $ (3,264)      $(897)     $(23,132)
                        =======       =====      ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1995        1994         1993
                                                               -------     -------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................................  $(5,452)    $(9,759)    $(55,697)
  Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation and amortization...........................    2,153       1,978        2,637
     Charge for in-process R&D on MCT acquisition............       --          --        9,764
  Restructuring expenses (Note 2):
     Reserve on disposition of Smith & Davis institutional
       business..............................................       --          --       13,000
     Net increase (decrease) in certain accrued expenses.....   (3,817)     (2,262)         245
  Changes in operating assets and liabilities, net of effects of the 1993 MCT acquisition (Note 5):
     Accounts receivable.....................................    3,069      (1,800)      (1,652)
     Inventories.............................................     (107)     (2,329)       2,336
     Accounts payable........................................   (1,357)      3,699       (9,268)
     Accrued interest, BIL...................................    1,669         775        2,409
     Accrued expenses........................................   (6,138)     (2,277)       1,421
     Other, net..............................................      319        (140)         817
                                                               -------     -------     --------
  Cash used in operating activities..........................   (9,661)    (12,115)     (33,988)
                                                               -------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net..................................     (772)     (1,463)        (955)
  MCT acquisition, net of cash acquired......................       --          --       (1,833)
  Proceeds from sale of assets held for sale.................    4,518          --           --
  Receipt of principal of notes receivable...................      309          --           --
                                                               -------     -------     --------
  Cash provided by (used in) investing activities............    4,055      (1,463)      (2,788)
                                                               -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from BIL (Note 7).................................    5,600      13,701       45,795
  Repayments to BIL (Note 7).................................   (3,000)         --           --
  Increase (decrease) in short-term and long-term borrowings,
     net.....................................................    2,720      (1,371)      (6,326)
  Costs pertaining to equity conversion......................       --          --         (500)
  Exercise of Common Stock Option............................       13          17           --
  Changes in other long-term liabilities.....................      (88)         --         (311)
                                                               -------     -------     --------
  Cash provided by financing activities......................    5,245      12,347       38,658
                                                               -------     -------     --------
Effect of exchange rate changes on cash flows................      (35)       (128)        (155)
                                                               -------     -------     --------
Increase (decrease) in cash balance..........................     (396)     (1,359)       1,727
Cash and cash equivalents at beginning of year...............      513       1,872          145
                                                               -------     -------     --------
Cash and cash equivalents at end of year.....................  $   117     $   513     $  1,872
                                                               =======     =======     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.....................................  $ 2,111     $ 1,675     $  2,611
  Cash paid for income taxes.................................      216         142          164

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

SUPPLEMENTAL INFORMATION FOR NONCASH FINANCING AND INVESTING ACTIVITIES:

     During 1995, the Company sold the Smith & Davis Institutional Business for proceeds that included approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million.

     Effective as of December 31, 1993, a Common Stock Note in the principal amount of $55,000 was converted into 5,500,000 shares of Common Stock and a Preferred Stock Note in the principal amount of $20,000 was converted into 20,000,000 shares of Series C Convertible Preferred Stock.

     In accordance with SFAS No. 87, the Company recorded an additional minimum pension liability for underfunded plans of $2,606 at December 31, 1993 (Note
11). This amount was adjusted to $1,812 at December 31, 1994. As of December 31, 1995 this amount was increased to $3,264 due to a decrease in the discount rate utilized to determine the liability.

     During 1993, the Company entered into new capital lease agreements of $2,465 for a new computer and phone system.

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 1 -- CORPORATE RESTRUCTURING

     Everest & Jennings International Ltd. ("E&J" or the "Company") through its subsidiaries manufactures wheelchairs and distributes homecare beds. Effective in the fourth quarter of 1993, the Company adopted a plan to dispose of Smith & Davis' hospital and nursing home bed and institutional casegoods businesses (the "Institutional Business") and recorded a reserve of $13 million to write down the assets of the Institutional Business to their estimated net realizable values and for the estimated operating losses during the phase out period and the estimated costs of disposition. See Note 2 -- Restructuring Expenses and
Note 4 -- Assets Held for Sale. Pursuant to an Asset Purchase Agreement dated February 15, 1995, the Company sold the Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million. The reduction in accrued restructuring expense since December 31, 1994 primarily reflects changes in estimates, adjustments and the payment of disposal costs related to the sale.

     Since 1989 the Company has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities to date have included asset sales, significant reductions in headcount, salaries and fringe benefits, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations. In 1992 the Company relocated its corporate headquarters and principal wheelchair manufacturing operations from California to Missouri. The relocation facilitated the consolidation of corporate offices and other key administrative, sales/marketing, and technical functions with existing Company operations in the St. Louis area. In October, 1993, the Company transferred its data processing operations from California to Missouri, which represented the final step in the Company's relocation. Additionally, the Company continues to analyze its cost structure and operating efficiencies for potential savings.

     On September 30, 1992, the Company finalized a $20 million revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited -- Chicago Branch ("HSBC"). The repayment of the HSBC facility has been guaranteed by Brierley Investments Limited, an affiliate of BIL (Far East Holdings) Limited ("BIL"), currently the Company's majority shareholder. From the proceeds of the HSBC facility, $11 million was utilized to repay advances previously made by BIL. The remaining proceeds were used to fund restructuring expenses, to replace existing letters of credit and for working capital purposes. In December 1995, the revolving credit facility was amended to allow borrowings of up to $25 million. See Note 7 -- Debt.

     Through September 30, 1993, BIL provided the Company with $43.3 of additional funding beyond the amounts available under the HSBC credit line. As of September 30, 1993, the Company and BIL entered into a Debt Conversion Agreement, which provided, in part, for the conversion of $75,000,000 of short-term indebtedness and accrued interest into equity. See Note 6 -- Debt Restructuring and Conversion. From October 1, 1993 to December 31, 1995, BIL advanced $27.4 million to the Company to fund operating losses and previously accrued restructuring charges. See Note 7 -- Debt for details as to the Company's indebtedness to BIL and other lenders. At December 31, 1995, the total amount of outstanding advances from BIL was $21.1.

     The Company's 1995 and 1994 revenues and operating results were negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. Management continues to address the Company's problems with manufacturing and shipment delays. Additionally, the Company continues to address the rationalization of its production facilities in the US, Canada and Mexico and the increased outsourcing of products and product components, which the Company expects will lower its production costs. Order rates, margins and market share must increase, production and operating costs must be further reduced and customer confidence must

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 1 -- CORPORATE RESTRUCTURING -- (CONTINUED) continue to be restored if the Company is to generate the cash flow necessary to fund its debt service and \operations on a continuing basis and to achieve profitability. Although the Company has programs in place which are designed to address these issues, there is no assurance that such programs will achieve their objectives.

     The accompanying consolidated financial statements have been prepared under the going concern concept. The going concern concept anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. The Company has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at December 31, 1995. No assurance can be made that the Company will successfully emerge from or complete its restructuring activities.

NOTE 2 -- RESTRUCTURING EXPENSES

     As disclosed in Note 1, the Company sold the Institutional Business of its Smith & Davis subsidiary effective April 4, 1995. At December 31, 1993 the Company had prepared estimates of the net realizable value of related assets to be sold (see Note 4--Assets Held for Sale) and other costs directly associated with the decision to dispose of such business along with operating losses expected to be incurred until the business was sold. No additional provision was required to the amount discussed below which was recorded in 1993 relative to the disposal of the Institutional Business. The proceeds from the sale of the Institutional Business were used primarily to reduce debt.

     During the fourth quarter of 1993, the Company recorded $15.1 million of restructuring expenses in connection with the consolidation of manufacturing and distribution facilities in the United States and Canada ($2.1 million) and the sale of the Smith & Davis Institutional Business ($13 million). The charge with respect to the manufacturing and distribution facilities primarily relates to the termination of various facilities leases. The amount recorded for the sale of the Institutional Business was as follows:

        Reduction of assets to estimated net realizable values.......    $10.0 million
        Estimated operating losses during phase-out period...........      1.3 million
        Disposal costs, including transaction costs..................      1.7 million
                                                                         -------------
                                                                         $13.0 million
                                                                         =============

     The reduction of assets to estimated net realizable value is mainly attributable to intangible assets and property, plant and equipment.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal subsidiaries include Everest & Jennings, Inc. located in St. Louis, Missouri; Everest & Jennings Canadian Limited located in Toronto, Canada; Everest & Jennings de Mexico, S.A. de C.V. located in Guadalajara, Mexico; and Smith & Davis Manufacturing Company, also located in St. Louis, Missouri. Net assets of the foreign subsidiaries totalled $3,154 as of December 31, 1995. All significant intercompany accounts and transactions have been eliminated.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Cash and Cash Equivalents: The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents and, therefore, includes such investments as cash and cash equivalents in its consolidated financial statements.

     Valuation of Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market. Inventory costs consist of material cost, labor cost and manufacturing overhead.

     Property, Plant and Equipment: Property, plant and equipment are carried at cost except for certain assets held for sale which were written down in value in anticipation of their being sold (see Note 2 -- Restructuring Expenses and Note 4 -- Assets Held for Sale). Provisions for depreciation and amortization are determined using the straight-line method based upon the estimated useful life of the asset, with asset lives ranging from one to forty years. Leasehold improvements are amortized over the life of the related lease.

     Investment in Joint Venture: On August 15, 1990, the Company entered into a joint venture agreement with an Indonesian company. The Company contributed fixed assets valued at $300 to the joint venture in exchange for 30% of the joint venture's outstanding common stock. Due to continued losses experienced by the joint venture, the Company wrote off this investment in 1993 and sold its remaining interest in 1996, resulting in an immaterial impact on the Consolidated Financial Statements.

     Excess of Investment over Net Assets Acquired: Intangible assets, net, includes primarily the excess of cost over net assets acquired (goodwill) of Medical Composite Technology, Inc. of $900, which is being amortized using the straight-line method over a period of three years. See Note 5 -- Acquisition.

     Income Taxes: The Company utilizes an asset and liability approach in accounting for income taxes and requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Since it is unlikely that the Company will realize the future tax benefits of the net deferred tax asset due to its substantial net operating losses, a valuation allowance has been established for the full amount.

     Loss Per Share: Loss per share for each of the years in the three-year period ended December 31, 1995 is calculated based on the weighted average number of the combined shares of both Class A and Class B Common Stock outstanding during the periods, and the weighted average number of shares of single class Common Stock outstanding after November 18, 1993.

     On June 4, 1996, the Company's shareholders approved a one-for-ten reverse stock split, effective June 6, 1996. The stated par value of one share of common stock was changed from $.01 to $.10 as a result of the stock split. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the reverse stock split.

     Concentration of Credit Risk: The Company sells its products to customers in the healthcare industry, primarily in North America. Third party reimbursement through private or governmental insurance programs and managed care programs impacts a significant component of the Company's business. Concentration of credit risk with respect to trade receivables is limited due to the size of the customer base and its dispersion. The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Net sales by product line for each year of the three year period ended December 31, 1995 are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1995        1994        1993
                                                        -------     -------     -------
        Net sales, durable medical products:
        Wheelchairs...................................  $59,762     $63,819     $61,750
        Beds and Accessories..........................   10,265       9,098      29,266
        Other.........................................    4,600       6,521       3,443
                                                        -------     -------     -------
                                                        $74,627     $79,438     $94,459
                                                        =======     =======     =======

     Export sales to unaffiliated customers by domestic operations in the United States are not significant. No single customer accounts for 10% or more of the consolidated revenues.

     The Company currently buys ready-to-assemble wheelchair kits, an important component of its products, from one supplier. A change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. However, the Company believes that numerous alternative supply sources are available for these materials.

     Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

     Recently Issued Accounting Pronouncement: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which addresses accounting for stock option, purchase and award plans. The Company will adopt SFAS 123 in 1996 and will then have the option of valuing stock compensation using either the "fair value based method" or the "intrinsic value based method". The Company anticipates that, when adopted, SFAS 123 will have no material effect on its financial position or results of operations.

     Reclassification: Certain reclassifications (beginning in 1994) including the reclassification of shipping and distribution costs from operating expenses to cost of sales have been made to prior period consolidated financial statements to conform with current period presentation. The reclassifications have no effect on loss from operations and net loss as previously reported.

NOTE 4 -- ASSETS HELD FOR SALE

     Pursuant to an Asset Purchase Agreement dated February 15, 1995, the Company sold the Smith & Davis Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million; $0.2 million of such notes were repaid in 1995 with the remainder expected to be repaid in 1996.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 4 -- ASSETS HELD FOR SALE -- (CONTINUED)
     Net assets held for sale of the Institutional Business consisted of the items in the following table as of December 31, 1994 (stated at estimated net realizable values). The value of these assets approximated the net proceeds from the sale of the Institutional Business on the sale date of April 4, 1995.

                                                                   DECEMBER 31, 1994
                                                                   -----------------
        Accounts receivable......................................       $ 4,099
        Inventories..............................................         4,298
        Land and buildings.......................................         1,350
        Machinery & equipment....................................         1,200
        Other assets.............................................           342
                                                                        -------
                  Total assets held for sale.....................       $11,289
                                                                        =======

     Revenues of the Institutional Business and related costs were included in the consolidated results of the Company in years prior to 1994. The 1993 restructuring provision included an estimate of losses to be incurred during the phase-out period. During the phase out period commencing January 1, 1994 through the disposal date (April 4, 1995), the results of the Smith & Davis Institutional Business were included as a component of accrued restructuring expenses on the consolidated balance sheet. The reduction in accrued restructuring expense since December 31, 1994 primarily reflects changes in estimates, adjustments and the payment of disposal costs related to the sale. Revenues and net income (loss) from operations (unaudited) for the Institutional Business were as follows:

                                                                       FOR YEAR ENDED
                                                JANUARY 1, 1995         DECEMBER 31,
                                                    THROUGH         --------------------
                                                 APRIL 4, 1995       1994         1993
                                                ---------------     -------     --------
        Revenues..............................      $ 5,508         $21,220     $ 17,335
        Net income (loss).....................      $   129         $(1,400)    $(17,310)

     Pursuant to an Asset Purchase Agreement dated July 24, 1995, the Company sold the Smith & Davis Oxycon line of oxygen concentrator products. This transaction was finalized effective August 9, 1995. The proceeds from the sale consisted of a note valued at $0.6 million. This transaction did not result in a material gain or loss.

NOTE 5 -- ACQUISITION

     In January 1994, the Company completed the acquisition (the "Acquisition") of Medical Composite Technology, Inc. ("MCT"). The $10.6 million purchase price consisted of the issuance of 800,000 shares of Common Stock, $2 million in the form of pre-closing cash advances, and the assumption of $0.6 million of net liabilities. Additionally, the Company assumed 10,761 unvested and 30,042 vested stock options; such options are for the purchase of the Company's Common Stock. MCT develops and designs state-of-the-art durable medical equipment, including wheelchairs and other medical mobility products.

     The Acquisition was accounted for as a purchase. Of the $10.6 million purchase price, $9.7 million of the purchase price is attributable to in-process research and development which was expensed in the fourth quarter of 1993. The balance of the purchase price over the fair value of assets acquired, $0.9 million, was allocated to goodwill and is being amortized over a period of three years.

     For purposes of consolidated financial statement presentation, the Acquisition was effective on December 31, 1993. Accordingly, the Company's consolidated balance sheet as of December 31, 1995, 1994 and 1993

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 5 -- ACQUISITION -- (CONTINUED)
include the assets and liabilities of MCT. MCT's results of operations are included in the consolidated financial statements from the date of acquisition.

     Pro forma combined results of operations (unaudited) of the Company and MCT for the year ended December 31, 1993 are presented below. Pro forma results of operations are not necessarily indicative of the results of operations if the companies had constituted a single entity during the period combined (dollars in millions except per share data).

        Net sales..........................................................  $  95.4
        Net loss from continuing operations................................    (60.1)
        Net loss per share (1,734,387 shares)..............................   (34.70)

NOTE 6 -- DEBT RESTRUCTURING AND CONVERSION

     As of September 30, 1993, the Company, Everest & Jennings, Inc. ("E&J Inc."), Jennings Investment Co. and BIL entered into a Debt Conversion Agreement to provide for the conversion (the "Debt Conversion Transaction") of approximately $75 million in principal and accrued, unpaid interest (the "Converted BIL Debt"), owed by the Company and E&J Inc. to BIL. Pursuant to the Debt Conversion Transaction, the Company and E&J Inc. issued to BIL a Convertible Promissory Note Common Stock (the "Common Stock Note") in the initial principal amount of $45 million and a Convertible Promissory Note Preferred Stock (the "Preferred Stock Note") in the original principal amount of $20 million. The Common Stock Note was subsequently increased to $55 million via a transfer of $10 million from the Revolving Promissory Note to the Common Stock Note. The Common Stock Note was converted into 5.5 million shares of Common stock and the Preferred Stock Note was converted into 20 million shares of Series C Convertible Preferred Stock on January 12, 1994 upon the satisfaction of certain preestablished conditions.

     The Company held a Special Meeting of Stockholders on December 31, 1993, to ratify and approve the Debt Conversion Transaction. Concurrent with ratification and approval of the Debt Conversion Transaction, the Company's stockholders approved and adopted amendments to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 2,500,000 to 12,000,000 and to increase the number of authorized shares of Preferred Stock from 11,000,000 to 31,000,000 (the "Recapitalization Proposals").

     The effects of the conversions of both the Common Stock Note and the Preferred Stock Note have been reflected in the consolidated financial statements as of December 31, 1995, 1994 and 1993. No gain or loss was recognized as a result of the Debt Conversion Transaction.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 7 -- DEBT

     The Company's debt as of December 31, 1995 and 1994 is as follows:

                                                                    1995        1994
                                                                   -------     -------
        Revolving Promissory Note to BIL.......................        -0-     $ 6,503
        Loans payable to HSBC..................................     18,700      10,000
        Other domestic debt....................................      2,622       8,913
        Foreign debt...........................................      5,521       5,210
        Long-term loan payable to BIL..........................     21,103      12,000
                                                                   -------     -------
                  Total debt...................................     47,946      42,626
        Less short-term debt and current installments of
          long-term debt.......................................      4,473      17,658
                                                                   -------     -------
                  Long-term debt, net of current installments,
                    including Revolving Promissory Note to BIL
                    in 1994....................................    $43,473     $24,968
                                                                   =======     =======

     Aggregate long-term debt maturities during each of the next five fiscal years is as follows:

                1996.............................................    $ 4,473
                1997.............................................     41,333
                1998.............................................        965
                1999.............................................        375
                2000.............................................        275
                Thereafter.......................................        525
                                                                     -------
                                                                     $47,946
                                                                     =======

     The weighted average interest rate at December 31, 1995 on outstanding short-term borrowings of $4,473 was approximately 9%. The short-term borrowings at December 31, 1995 are as follows:

                Foreign Debt......................................    $3,396
                Other Short-term Debt.............................     1,077
                                                                      ------
                                                                      $4,473
                                                                      ======

     In order to facilitate the relocation process by the Company from California to Missouri, in February, 1992, BIL acquired all of Security Pacific National Bank's rights (the "Bank Interest") in the First Amended and Restated Credit Agreement that had been executed in 1991 ("Bank Loan"). The acquisition of the Bank Loan by BIL resulted in BIL acquiring the Series B Convertible Preferred Stock (786,000 shares). As a condition of the HSBC Revolving Credit Agreement, BIL subordinated the repayment of the Bank Loan and the Amended 10.5% Note (as defined below) to the repayment of the HSBC debt. As of September 30, 1993, the Bank Loan was restructured as part of the Debt Conversion Transaction.

     As of September 30, 1993, the Company entered into the Debt Conversion Agreement with BIL whereby $75 million of the indebtedness due BIL was restructured by the issuance of the Common Stock Note and the Preferred Stock Note (see Note 6). The balance of the indebtedness owed BIL ($6.8 million) which was not converted into the Common Stock Note and the Preferred Stock Note was treated as advances under the Revolving Promissory Note.

     In December 1995, HSBC and E&J Inc. agreed to amend the Revolving Credit Agreement originally entered into on September 30, 1992 and extend its term through September, 1997. The HSBC facility, as amended, provides up to $6 million of letter of credit availability and cash advances of up to $25 million to

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 7 -- DEBT -- (CONTINUED)
E&J Inc. Advances under the Revolving Credit Agreement bear interest at the prime rate plus 0.25%, as announced by Marine Midland Bank N.A. from time to time (8.5% at December 31, 1995), and are guaranteed by Brierley Investments Limited, an affiliate of BIL. Repayment of existing debt with BIL is subordinated to the HSBC debt, and Brierley Investments Limited, an affiliate of BIL, guaranteed its repayment.

     On December 21, 1995, $3 million of the increased credit facility was utilized to repay an advance from BIL made earlier in 1995. As of December 31, 1995, $18.7 million of the $25 million available for cash advances had been utilized.

     As part of the Debt Conversion Transaction, BIL agreed to provide to the Company and E&J Inc. a revolving credit facility of up to $12.5 million, as evidenced by the Revolving Promissory Note. At December 31, 1995, this facility was completely utilized. BIL has advanced the Company an additional $8.6 million under the Revolving Promissory Note, bringing the total outstanding advances from BIL to the Company at December 31, 1995 to $21.1 million. The Revolving Promissory Note and other advances mature on September 30, 1997, bear interest at the rate of 8% per annum, and are secured by a lien on and security interest in all assets of the Company and E&J Inc. The Revolving Promissory Note is subordinated to all debt borrowed by the Company or E&J Inc. from, or the payment of which has been guaranteed by the Company or E&J Inc. to HSBC, the Pension Benefit Guaranty Corporation and any other financial institution constituting a principal lender to the Company and/or E&J Inc. As of December 31, 1995, $2.6 million of accrued, unpaid interest is due BIL under the Revolving Promissory Note.

     In July 1991, the Company obtained a three-year secured credit facility in the amount of up to $13 million at an interest rate of prime plus 3% for its Smith & Davis subsidiary. The facility was secured by substantially all of the assets of Smith & Davis. In February 1993, this credit line was amended to increase the availability of funding to the Company, reduce the borrowing cost to prime plus 2% and extend the term to December 31, 1995. The proceeds from the sale of the Institutional Business were used to reduce this debt, and in December 1995 the balance under this credit line was fully repaid utilizing funds advanced from BIL. Additionally, Smith & Davis had other borrowings primarily consisting of amounts owed under an industrial revenue bond totaling $0.1 million at December 31, 1995, with an interest rate approximating 6%. The remaining balance is due in March 1996.

     During May 1992, the Company's Canadian subsidiary renewed existing credit facilities in the aggregate of $4.7 million, which was fully utilized as of December 31, 1995 at interest rates ranging from prime plus 1% to prime plus
1 1/4%. The loans are secured by the assets of the Canadian subsidiary.

     During June 1994, the Company's Mexican subsidiary obtained a credit facility in the aggregate of $1.0 million, of which $0.7 million was borrowed as of December 31, 1995 at interest rates approximating 13%. The loans are secured by the assets of the Mexican subsidiary and are due in annual installments through 1999.

     At December 31, 1995, the Company was contingently liable under existing letters of credit in the aggregate amount of approximately $5.75 million.

     At December 31, 1995 the Company owed $24.7 million to banks and other commercial lenders, $2.1 million under capitalized lease obligations, and $21.1 million to BIL.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 8 -- INCOME TAXES

     The components of the income tax provision (benefit) from operations for each of the years in the three year period ended December 31, 1995 are as follows:

                                                               1995     1994      1993
                                                               ----     -----     ----
        Current:
          Federal............................................  $ --     $  --     $ --
          Foreign............................................   160        97      197
          State..............................................    --        --       --
        Deferred:
          Federal............................................  $ --     $  --     $ --
          Foreign............................................   (64)     (259)     (24)
          State..............................................    --        --       --
                                                               ----     -----     ----
                                                               $ 96     $(162)    $173
                                                               ====     =====     ====

     A reconciliation of the provision (benefit) for taxes on loss from operations and the amount computed using the statutory federal income tax rate of 34% for each of the years in the three year period ended December 31, 1995 is as follows:

                                                        1995        1994         1993
                                                       -------     -------     --------
        Computed "expected" tax benefit..............  $(l,821)    $(3,373)    $(18,878)
        Increases (reductions) due to:
          State taxes, net of federal benefit........       --          --           --
          Foreign subsidiaries with different tax
             rates...................................      (80)         52          319
          Domestic losses with no tax benefit........    1,997       3,159       18,732
                                                       -------     -------     --------
                                                       $    96     $  (162)    $    173
                                                       =======     =======     ========

     The Company and certain subsidiaries file consolidated federal income and combined state tax returns. For federal income tax purposes, as of December 31, 1995, the Company has net operating loss (NOL) carryforwards of approximately $143 million and tax credit carryforwards of approximately $1 million that expire in 1997 through 2010. In accordance with the Internal Revenue Code, when certain changes in company ownership occur, utilization of NOL carryforwards is limited. The Company has determined that there has been a change in ownership due to the various debt and equity transactions consummated with BIL as described in Note 6 -- Debt Restructuring and Conversion and Note 7 -- Debt. As a result, approximately $88.5 million of the Company's NOL carryforwards are subject to an annual limitation of approximately $3 million. If the full amount of that limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year.

     In addition, there are approximately $7 million and $6 million, respectively, of preacquisition NOL carryforwards generated by Smith & Davis and MCT with expiration dates through 2004. Annual utilization of these NOLs is limited to $0.6 million for Smith & Davis and $0.5 million for MCT to reduce that entity's future contribution to consolidated taxable income.

     The Company's foreign source income is not material.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 9 -- INVENTORIES

     Inventories at December 31, 1995 and 1994 consist of the following:

                                                                    1995        1994
                                                                   -------     -------
        Raw materials............................................  $10,365     $10,249
        Work-in-process..........................................    4,593       5,585
        Finished goods...........................................    4,612       4,615
                                                                   -------     -------
                                                                   $19,570     $20,449
                                                                   =======     =======

NOTE 10 -- COMMON AND PREFERRED STOCK

     At the March 17, 1992 meeting, the stockholders approved a resolution to authorize a new class of preferred stock. Thereafter, approximately 5.9 million shares of 9% Series A Convertible Preferred Stock were issued for conversion of BIL debt and accrued interest as discussed in Note 7. Such preferred shares are redeemable into one-tenth of one share of common stock at the Company's option until the second anniversary of conversion of the debt, and thereafter at the holder's option until the seventh anniversary of conversion of the debt except for any in-kind dividends which would be redeemable at 15% of the market price at the time of conversion. The preferred shares are also redeemable for cash at the Company's option at a price of $1.67458437 per share until the second anniversary of conversion of the debt and thereafter the seventh anniversary of the conversion to cash at a price of $1.67458437 per share except for in-kind dividends which would be redeemable at an amount equal to 15% of market price of the common stock as of the redemption date. Upon notice of redemption, the holder(s) of the preferred shares can convert such shares into one-tenth of one share of common stock. Also as discussed in Note 7, a second series of preferred stock (Series B, consisting of 786,000 shares) was issued to BIL, which is redeemable at the Company's option into one-tenth of one share of Common Stock (except for any unpaid interest owed) at any time prior to the seventh anniversary of the issuance date of said preferred shares.

     On March 17, 1992, the stockholders of the Company approved a Plan of Reclassification. Under the Plan of Reclassification, the Certificate of Incorporation of the Company was amended to replace the Company's authorized Class A Common Stock and Class B Common Stock with a new single class of Common Stock having 2,500,000 authorized shares, and reclassified each outstanding Class A Common share and each outstanding Class B Common share into one share of such new single class of Common Stock. The Plan of Reclassification became effective as of the close of business on November 18, 1993.

     On December 31, 1993, the Company's stockholders approved the Debt Conversion Transaction (see Note 6), which resulted in the issuance of 5.5 million shares of Common Stock and 20 million shares of 7% Series C Convertible Preferred Stock upon conversion of the Common Stock Note and the Preferred Stock Note, respectively. Each share of Series A, B and C preferred shares is convertible into one-tenth of one share of common stock and is entitled to vote with the common stock on an as-converted basis. The Series A and B preferred shares are callable at a price of $1.67458437. Such call option has been waived by BIL through September 30, 1997. The Debt Conversion Transaction resulted in an increase in the total shares outstanding, on a fully diluted basis, to 9.96 million (including shares issued for the MCT acquisition), and increased the percentage ownership of the Company by BIL and its affiliates from approximately 60% at December 31, 1992 to approximately 85% at December 31, 1993.

     The Company has three employee stock option plans that provide for the grant to eligible employees of stock options to purchase shares of Common Stock. The Everest & Jennings International Ltd. 1981 Employees Stock Option Plan expired in 1991. Options are exercisable over a ten-year period. Stock options were granted at prices which represent the fair market value of the Common Stock on the date of grant. The

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 10 -- COMMON AND PREFERRED STOCK -- (CONTINUED) changes in this stock option plan in each of the years in the three year period ended December 31, 1995 are summarized as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1995       1994       1993
                                                          ------     ------     -------
        Outstanding, beginning of year..................   5,645     10,245      23,437
        Granted.........................................      --         --          --
        Exercised.......................................      --         --          --
        Cancelled.......................................  (1,405)    (4,600)    (13,192)
                                                          ------     ------     -------
        Outstanding, end of year........................   4,240      5,645      10,245
                                                          ======     ======     =======
        Exercisable, end of year........................   4,240      5,645      10,245
                                                          ======     ======     =======

     Options outstanding as of December 31, 1995 were granted at prices ranging from $18.80 to $127.50 per share. As of December 31, 1995, 4,240 shares were exercisable in the price range of $18.80 to $127.50 per share.

     The Company also has an Omnibus Incentive Plan, which was adopted by the Board of Directors during 1990. Options are exercisable over a ten-year period, and were granted at prices which represent the fair market value of the Common Stock on the date of grant. The changes in the Omnibus Incentive Plan in each of the years in the three year period ended December 31, 1995 are summarized as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1995        1994        1993
                                                        -------     -------     -------
        Outstanding, beginning of year................   21,969      54,906      72,500
        Granted.......................................       --          --      21,900
        Exercised.....................................       --          --          --
        Cancelled.....................................  (12,869)    (32,937)    (39,494)
                                                        -------     -------     -------
        Outstanding, end of year......................    9,100      21,969      54,906
                                                        =======     =======     =======
        Exercisable, end of year......................    8,400      20,091      30,794
                                                        =======     =======     =======

     At December 31, 1995, 80,000 shares have been reserved for issuance pursuant to this plan, and 9,100 options were outstanding which were granted at prices ranging from $12.50 to $23.80.

     Effective April 25, 1994, the Company adopted the 1994 Everest & Jennings Stock Option Plan (the "1994 Plan"), providing for the granting of nonqualified stock options to purchase up to 440,000 shares of the Company's Common Stock to selected full time employees of the Company. Under the 1994 Plan, options become exercisable in 50% increments when the Company achieves certain performance goals and are automatically exercisable five years after the grant date, assuming continuous employment with the Company. Option activity in the 1994 Plan is as follows:

                                                                   YEAR ENDED DECEMBER
                                                                           31,
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
        Outstanding, beginning of year...........................  315,200     368,200
        Granted..................................................  100,900          --
        Exercised................................................       --          --
        Cancelled................................................  (96,800)    (53,000)
                                                                   -------     -------
        Outstanding, end of year.................................  319,300     315,200
                                                                   =======     =======

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 10 -- COMMON AND PREFERRED STOCK -- (CONTINUED)
     Options outstanding as of December 31, 1995 were granted at $8.50, which approximates the fair market value of the Company's common stock at the date of grant. No options were exercisable at December 31, 1995 pursuant to this Plan. At December 31, 1995, 120,700 shares were available for the granting of additional options.

     As part of the MCT acquisition, the Company assumed 10,761 unvested and 30,042 vested stock options at exercise prices ranging from $.60 to $2.80. These options are for the acquisition of the Company's Common Stock. Option activity in the MCT Plan is as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1995       1994
                                                                     ------     ------
        Options assumed............................................      --     40,803
        Outstanding, beginning of year.............................  31,683         --
        Exercised..................................................  (2,283)    (5,820)
        Cancelled..................................................      --     (3,300)
                                                                     ------     ------
        Outstanding, end of year...................................  29,400     31,683
                                                                     ======     ======
        Exercisable, end of year...................................  28,419     28,419
                                                                     ======     ======

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering substantially all employees of its primary domestic subsidiary, Everest & Jennings, Inc. and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. The total pension expense (income) under these plans was $364, $(15) and $40 for 1995, 1994 and 1993, respectively.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements:

                                                                 1995        1994        1993
                                                                -------     -------     -------
Actuarial present value of benefit obligations:
Vested benefit obligation...................................    $17,678     $15,612     $17,695
                                                                =======     =======     =======
Accumulated benefit obligation..............................    $17,678     $15,621     $17,816
                                                                =======     =======     =======
Projected benefit obligation for services rendered to
  date......................................................    $17,678     $15,621     $17,816
Plan assets at fair value, primarily listed stocks, bonds
  and investment funds......................................     13,513      12,100      12,763
                                                                -------     -------     -------
Projected benefit obligation in excess of plan assets.......     (4,165)     (3,521)     (5,053)
Unrecognized transition amount..............................        (85)        (98)        (85)
Unrecognized loss from change in discount rate..............      3,420       1,960       3,043
                                                                -------     -------     -------
Pension liability included in Accrued payroll costs.........    $  (830)    $(l,659)    $(2,095)
                                                                =======     =======     =======
The pension cost relating to these plans is comprised of the following:
Service cost--benefits earned during period.................    $    --     $    --     $    --
Interest cost on projected benefit obligation...............      1,323       1,263       1,295
Actual return on plan assets................................     (2,396)       (378)       (872)
Net amortization and deferral...............................      1,437        (900)       (223)
Curtailment gain............................................         --          --        (160)
                                                                -------     -------     -------
Net periodic pension cost...................................    $   364     $   (15)    $    40
                                                                =======     =======     =======

     Effective May 1, 1991, benefits accruing under the Everest & Jennings, Inc. Pension Plan were frozen. Due to a reduction in its weighted-average discount rate, and in accordance with the provisions of SFAS No. 87, "Employees' Accounting for Pensions", an additional minimum funding liability, representing the excess of accumulated plan benefits over plan assets and accrued pension costs of S2,606 was recorded for the Everest & Jennings, Inc. Pension Plan as an increase in stockholders' deficit for the year ended December 31, 1993. As of December 31, 1994, stockholders' deficit was credited for $794 to reduce the minimum liability to $1,812. As of December 31, 1995, stockholders' deficit was increased by $1,452 to reflect an increase in the minimum liability as a result of a decrease in the discount rate used to determine the minimum liability.

     Additionally, during 1991 the Company froze the Smith & Davis Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. The Company has also frozen the Smith & Davis Salaried Plan effective January 1, 1993. Participants in the plan are eligible to participate in the Company's 401(k) Savings and Investment Plan, as discussed below. There was no material impact on the consolidated financial statements as a result of these changes.

     The following assumptions were used to determine the projected benefit obligations and plan assets:

                                                     EVEREST & JENNINGS,
                                                             INC.                  SMITH & DAVIS
                                                             PLAN                      PLANS
                                                    ----------------------     ----------------------
                                                    1995     1994     1993     1995     1994     1993
                                                    ----     ----     ----     ----     ----     ----
Weighted-average discount rate....................  7.5 %    8.5 %    7.5 %    8.0 %    8.5 %    7.5 %
Expected long-term rate of return on assets.......  9.0 %    9.0 %    9.0 %    9.0 %    9.0 %    8.5 %
Long-term rate for compensation increases.........   --       --       --       --       --       --

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     In 1995, 1994 and 1993, no long term rates for compensation increases were assumed for the defined benefit plans, as all participants are inactive and the plans are frozen.

     The Company also sponsored a 401(k) Savings and Investment Plan (the "401(k) plan") covering all full-time employees of Everest & Jennings, Inc. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions up to 6% of base salary. As of March 1, 1994, the Company suspended its contribution to the 401(k) Plan for all non-bargaining unit employees. Employees may contribute between 1% and 15% of base salary. Expense recorded for the 401(k) plan totaled approximately $20 in 1995, $35 in 1994 and $134 in 1993.

NOTE 12 -- LEASE COMMITMENTS

     The Company is a party to a number of noncancelable lease agreements involving buildings and equipment. The leases extend for varying periods up to eight years and generally provide for the payment of taxes, insurance and maintenance by the lessee. Certain of these leases have purchase options at varying rates.

     The Company's property held under capital leases, included in property, plant and equipment, at December 31, 1995 and 1994 consists of the following:

                                                               DECEMBER 31,   DECEMBER 31,
                                                                   1995           1994
                                                               ------------   ------------
        Machinery and equipment..............................    $  2,827       $  2,784
        Less accumulated amortization........................      (1,769)        (1,168)
                                                                  -------        -------
                                                                 $  1,058       $  1,616
                                                                  =======        =======

     Minimum future lease obligations on long-term noncancelable leases in effect at December 31, 1995 are as follows:

                                                             CAPITAL   OPERATING
                                                             -------   ---------
                1996.......................................  $   970    $   707
                1997.......................................      933        608
                1998.......................................      469        595
                1999.......................................       --        590
                2000.......................................       --        589
                Thereafter.................................       --      1,206
                                                              ------     ------
                Net minimum lease payments.................  $ 2,372    $ 4,295
                                                              ======     ======
                Less amount representing interest..........     (262)
                                                              ------
                Present value of minimum lease payments....    2,110
                Less current portion.......................     (804)
                                                              ------
                                                             $ 1,306
                                                              ======

     Rental expense for operating leases amounted to approximately $1,349, $2,122 and $1,913 in 1995, 1994 and 1993, respectively.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE -- 13 CONTINGENT LIABILITIES

     In July, 1990, a class action suit was filed in the United States District Court for the Central District of California by a stockholder of the Company against the Company and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning the Company in violation of federal securities laws. The Company twice moved to dismiss the complaint on various grounds. After the first such motion was granted, plaintiff filed a first amended complaint, which subsequently was dismissed by order filed on September 20, 1991. Plaintiff then notified the court that it did not intend to further amend the complaint, and an order dismissing the complaint was entered in November 1991. Plaintiff filed a notice of appeal to the Court of Appeals for the Ninth Circuit on December 23, 1991. The case was briefed and oral argument heard in June, 1993. Because of the precedent set by a Ninth Circuit decision in another case which was decided after the district court's order of dismissal but before the Ninth Circuit decided plaintiff's appeal, the Ninth Circuit reversed the district court's dismissal of the case and remanded the case to the district court for further proceedings in an opinion handed down by the Ninth Circuit on August 24, 1995. The district court directed plaintiff to file a new motion for class certification and the plaintiff did so on February 29, 1996. The Company opposes that motion, and it is set for hearing on March 25, 1996. The ultimate liability, if any, cannot be determined at this time.

     In December, 1992 ICF Kaiser Engineers, Inc. ("ICF Kaiser") filed a Demand for Arbitration (the "Demand") against the Company before the American Arbitration Association in Los Angeles, California. ICF Kaiser in its demand claims breach of contract between the parties for consulting and clean up work by ICF Kaiser at E&J's former facilities located at 3233 East Mission Oaks Boulevard, Camarillo, California. The Arbitration Demand was in the sum of $1.1 million. In January, 1993 an answer and counter-claim were filed on behalf of the Company. The answer denied breach of the contract and disputed the monetary claim asserted in the Demand. In the counterclaim, the Company asserted that ICF Kaiser breached the contract, above referenced, by inter alia failing to perform the services required under the Agreement in a reasonably cost effective manner and in accordance with the terms and conditions of the Agreement. In February, 1993 E&J made a payment without prejudice to ICF Kaiser in the sum of approximately $0.6 million. This payment, together with prior payments, brought the total paid to date by the Company to ICF Kaiser to approximately $0.7 million. During June 1994 the Arbitrator ruled in favor of ICF Kaiser against the Company in the amount of $1.3 million. This case was settled during the fourth quarter of 1994 by payment to ICF Kaiser of $1.0 million, and such payment was charged against existing Company reserves.

     Die Cast Products, Inc. ("Die Cast Products"), a former subsidiary of the Company, has been named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C. sec.sec. 9601 et sec. The Company was originally notified of this action on December 10, 1992. The lawsuit seeks to recover response and remediation costs in connection with the release or threatened release of hazardous substances at 5619-21 Randolph Street, in the City of Commerce, California ("Randolph Street Site"). It is alleged that the Randolph Street Site was used for the treatment, storage and disposal of hazardous substances. The Company anticipates being named as a defendant as a result of its former ownership of Die Cast Products, which allegedly disposed of hazardous waste materials at the Randolph Street Site. A settlement in principle between the State of California and the various potentially responsible parties was reached in October 1995. It is anticipated that the Company's portion of the settlement will be less than was originally anticipated. Accordingly, the previously recorded reserve for this matter was reduced in 1995.

     In March, 1993, E&J Inc. received a notice from the United States Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, California. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE -- 13 CONTINGENT LIABILITIES -- (CONTINUED) accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. The EPA estimates that the Casmalia Site's closure trust fund, approximately $10 million, is substantially insufficient to cover cleanup and closure of the site. Since August, 1992, the EPA has undertaken certain interim stabilization actions to control actual or threatened releases of hazardous substances at the Casmalia Site. The EPA is seeking cooperation from generators to assist in the cleaning up, and closing of, the Casmalia Site. E&J Inc. and 64 other entities were invited to the organizational meeting. E&J Inc. is a member of a manufacturers' group of potentially responsible parties which has investigated the site and proposed a remediation plan to the EPA. To reflect E&J Inc.'s estimated allocation of costs thereunder, a reserve of $1.0 million was recorded, which was included in the Consolidated Statements of Operations for 1993. During 1995 an agreement in principle was reached with the EPA for a settlement of the majority of the Casmalia site liability. The settlement provides for the work to be completed in three phases. Phase I work, which is estimated to take three to five years to complete, will require the Company, along with other responsible parties, to participate in funding the water management, certain construction projects and completion of the site investigation. Phase II work, consisting of the remaining remedial construction activities and the first five years of operation and maintenance, will be funded by other parties and is estimated to take ten years. Subsequent to Phase II, additional operation and maintenance will be required for approximately 30 years. The estimated exposure of the Company under this agreement is less than originally anticipated and the previously recorded reserve has been reduced accordingly.

     In 1989, a patent infringement case was initiated against E&J Inc. and other defendants in the U.S. District Court, Central District of California. E&J Inc. prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which E&J Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. The Company presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. The plaintiff filed a Notice of Appeal on November 23, 1994, and a briefing schedule has been indicated by the Appellate Court. A written opinion was filed March 21, 1995 and the appeal was argued August 8, 1995. A decision has not yet been announced. E&J Inc. believes that this case is without merit and intends to contest it vigorously. The ultimate liability of E&J Inc., if any, cannot be determined at this time.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 14 -- QUARTERLY FINANCIAL INFORMATION

     The following chart sets forth the highlights of the quarterly consolidated results of operations in fiscal years 1995, 1994 and 1993:

                                                THREE MONTHS ENDED (UNAUDITED)(A)
                             ------------------------------------------------------------------------
                             MARCH 31      JUNE 30      SEPTEMBER 30      DECEMBER 31          YEAR
                             ---------     --------     -------------     ------------       --------
Fiscal year 1995
  Revenues.................   $18,513      $ 18,449        $19,346          $ 18,319         $ 74,627
  Gross profit.............     4,207         4,404          4,126             3,293(d)        16,030
  Net loss.................    (1,170)         (860)          (924)           (2,498)(d)       (5,452)
  Loss per share...........      (.20)         (.08)          (.10)             (.37)            (.75)
Fiscal year 1994
  Revenues.................   $20,213      $ 20,146        $19,829          $ 19,250         $ 79,438
  Gross profit.............     4,080         4,657          4,674               139(b)        13,550
  Net loss.................    (1,673)         (940)          (897)           (6,249)(b)       (9,759)
  Loss per share...........      (.20)         (.10)          (.10)             (.95)           (1.35)
Fiscal year 1993
  Revenues.................   $24,752      $ 23,524        $23,458          $ 22,725         $ 94,459
  Gross profit.............     5,839         2,784          3,993            (1,982)          10,634
  Net loss.................    (2,977)       (7,837)        (5,236)          (39,647)(c)      (55,697)(c)
  Loss per share...........     (3.30)        (8.61)         (5.70)           (42.00)          (59.61)

---------------

(a) In the fourth quarter of 1994, based on predominant industry practice, the Company changed its method of classification of shipping and distribution costs in the statement of operations. Such costs are now presented in cost of sales versus operating expenses in prior years. For purposes of quarterly financial information all gross profit amounts presented have been revised to reflect such reclassification.

(b) Gross profit was adversely affected during the fourth quarter of 1994 by a $3.0 million charge to reserves for product liability, workers' compensation claims and inventory cost adjustments.

(c) Includes charges of $13 million for the Institutional Business disposition, $2.1 million for the consolidation of manufacturing and distribution facilities, and $9.7 million for MCT in-process R&D.

(d) Productivity at the Company's primary domestic manufacturing facility was negatively impacted during the fourth quarter of 1995 as a result of a WARN act notice issued pursuant to the layoff of 30% of the work force at that facility. These layoffs, which were completed during the first quarter of 1996. were a result of the transfer of workload to lower-cost facilities and the Company's continued manufacturing rationalization.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                               BALANCE AT    CHARGED TO
                                              BEGINNING OF   COSTS AND                      BALANCE AT END
             FOR THE YEAR ENDED                  PERIOD       EXPENSES       DEDUCTIONS       OF PERIOD
--------------------------------------------  ------------   ----------      ----------     --------------
December 31, 1995:
  Allowance for doubtful accounts...........     $2,088        $  577          $  818           $1,847
  Accrued restructuring expenses............      4,476           123           3,940            3,140
December 31, 1994:
  Allowance for doubtful accounts...........     $1,506        $1,630          $1,048           $2,088
  Accrued restructuring expenses............      6,292           -0-           1,816            4,476
December 31, 1993:
  Allowance for doubtful accounts...........     $3,505        $1,515          $3,514(a)        $1,506
  Accrued restructuring expenses............      6,047         5,074(b)(c)     4,829            6,292

---------------

(a) This includes amount related to the accounts of the Institutional Business which have been reclassified as Assets Held for Sale.

(b) Accrued restructuring expenses include costs incurred in the process of relocating the Company's primary domestic wheelchair manufacturing facility from California to Missouri. $10,030 and $2,079 of restructuring expenses were charged to other balance sheet accounts for 1993 and 1992, respectively.

(c) Accrued restructuring expenses include costs related to the disposition of the Institutional Business.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30
                                                                        -----------------------
                                                                          1996          1995
                                                                        ---------     ---------
                                                                              (UNAUDITED)
Revenues..............................................................  $  49,561     $  56,308
Cost of sales.........................................................     40,861        43,571
                                                                        ---------     ---------
Gross profit..........................................................      8,700        12,737
Selling expenses......................................................      8,667         8,936
General and administrative expenses...................................      5,047         3,964
                                                                        ---------     ---------
Total operating expenses..............................................     13,714        12,900
                                                                        ---------     ---------
Loss from operations..................................................     (5,014)         (163)
Interest expense, BIL (Note 6)........................................      1,280         1,179
Interest expense, other...............................................      2,160         1,539
                                                                        ---------     ---------
Loss before income taxes..............................................     (8,454)       (2,881)
Income tax provisions.................................................          6            73
                                                                        ---------     ---------
Net loss..............................................................  $  (8,460)    $  (2,954)
                                                                        =========     =========
Loss per share (Note 7)...............................................  $   (1.17)    $    (.41)
                                                                        =========     =========
Weighted average number of Common Shares outstanding..................  7,214,565     7,226,556

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                  DECEMBER 31
                                                                                     1995
                                                                   SEPTEMBER      -----------
                                                                      30
                                                                     1996
                                                                  -----------
                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................................   $      12       $     117
  Accounts receivable, less allowance for doubtful accounts of
     $1,376 in 1996 and $1,847 in 1995..........................      14,448          16,952
  Notes receivable (Note 9).....................................       2,559             252
  Inventories (Note 8)..........................................      17,858          19,570
  Other current assets..........................................         629           1,047
                                                                    --------        --------
          Total current assets..................................      35,506          37,938
PROPERTY, PLANT AND EQUIPMENT:
  Land..........................................................         370             261
  Buildings and improvements....................................       4,574           4,500
  Machinery and equipment.......................................      16,093          15,380
                                                                    --------        --------
                                                                      21,037          20,141
  Less accumulated depreciation and amortization................     (14,066)        (12,992)
                                                                    --------        --------
  Property, plant and equipment, net............................       6,971           7,149
NOTES RECEIVABLE (Note 9).......................................         297           2,524
INTANGIBLE ASSETS, NET..........................................         171             402
OTHER ASSETS....................................................         345             217
                                                                    --------        --------
          TOTAL ASSETS..........................................   $  43,290       $  48,230
                                                                    ========        ========
                            LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Short-term borrowings and current installments of long-term
     debt of $1,552 in 1996 and $1,089 in 1995 (Note 6).........   $   4,782       $   4,473
  Accounts payable..............................................       7,109           8,361
  Accrued payroll costs.........................................       5,032           6,327
  Accrued interest, BIL (Note 6)................................       3,909           2,629
  Accrued expenses..............................................       5,681           5,310
  Accrued restructuring expenses (Note 1).......................         339             659
                                                                    --------        --------
          Total current liabilities.............................      26,852          27,759
                                                                    --------        --------
LONG-TERM DEBT, NET OF CURRENT PORTION (Note 6).................      27,516          22,370
LONG-TERM BORROWINGS FROM BIL (Note 6)..........................      21,103          21,103
OTHER LONG-TERM LIABILITIES.....................................          79             130
COMMITMENTS AND CONTINGENCIES (Notes 1 and 10)
STOCKHOLDERS' DEFICIT: (Note 1)
  Series A Convertible Preferred Stock..........................      13,175          13,175
  Series B Convertible Preferred Stock..........................       1,317           1,317
  Series C Convertible Preferred Stock..........................      20,000          20,000
  Common Stock, par value: $.10; authorized 12,000,000 shares...         719             722
  Additional paid-in capital....................................     105,608         105,608
  Accumulated deficit...........................................    (169,143)       (159,793)
  Minimum pension liability adjustment..........................      (3,264)         (3,264)
  Cumulative translation adjustments............................        (672)           (897)
                                                                    --------        --------
     Total stockholders' deficit................................     (32,260)        (23,132)
                                                                    --------        --------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT...........   $  43,290       $  48,230
                                                                    ========        ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                           SERIES A             SERIES B
                          CONVERTIBLE         CONVERTIBLE      SERIES C CONVERTIBLE
                        PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK          COMMON STOCK       ADDITIONAL
                      -------------------   ----------------   --------------------   --------------------    PAID-IN
                       SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT      SHARES      AMOUNT    CAPITAL
                      ---------   -------   -------   ------   ----------   -------   -----------   ------   ----------
Balance at December
  31, 1995..........  7,867,842   $13,175   786,357   $1,317   20,000,000   $20,000    72,280,646    $722     $105,608
Accrued Dividends on
  Series A
  Convertible
  Preferred Stock...         --        --        --       --           --        --            --      --           --
Net loss............         --        --        --       --           --        --            --      --           --
Adjustment for one-
  for-ten Stock
  Split.............         --        --        --       --           --        --   (65,084,081)     (3)          --
Translation
  Adjustments.......         --        --        --       --           --        --            --      --           --
                      ---------   -------   -------   ------   ----------   -------   -----------    ----      -------
Balance at September
  30, 1996..........  7,867,842   $13,175   786,357   $1,317   20,000,000   $20,000     7,196,565    $719     $105,608
                      =========   =======   =======   ======   ==========   =======   ===========    ====      =======


                                     MINIMUM
                                     PENSION     CUMULATIVE
                      ACCUMULATED   LIABILITY    TRANSLATION
                        DEFICIT     ADJUSTMENT   ADJUSTMENTS    TOTAL
                      -----------   ----------   -----------   --------
Balance at December
  31, 1995..........   $(159,793)    $ (3,264)      $(897)     $(23,132)
Accrued Dividends on
  Series A
  Convertible
  Preferred Stock...        (890)          --          --          (890)
Net loss............      (8,460)          --          --        (8,460)
Adjustment for one-
  for-ten Stock
  Split.............          --           --          --            (3)
Translation
  Adjustments.......          --           --         225           225
                        --------      -------       -----      --------
Balance at September
  30, 1996..........   $(169,143)    $ (3,264)      $(672)     $(32,260)
                        ========      =======       =====      ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................................................    $(8,460)    $(2,954)
  Adjustment to reconcile net loss to cash used in operating activities:
     Depreciation and amortization.....................................      1,305       1,812
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts receivable..................................................      2,183       1,991
  Trade notes receivable...............................................     (2,307)         --
  Inventories..........................................................      1,712       2,247
  Accounts payable.....................................................     (1,252)     (3,321)
  Accrued interest, BIL................................................      1,280       1,179
  Accrued payroll costs, expenses and income taxes.....................     (1,295)     (2,916)
  Accrued restructuring expenses.......................................       (320)     (3,727)
  Other, net...........................................................         90        (126)
                                                                           -------     -------
  Cash used in operating activities....................................     (7,064)     (5,815)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................................................       (896)     (1,003)
  Proceeds from disposition of assets held for sale....................         --       4,518
  Cash received in payment of note receivable..........................      2,227          --
                                                                           -------     -------
  Cash provided by investing activities................................      1,331       3,515
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from BIL....................................................         --       5,100
  Increase (decrease) in short-term and long-term borrowings, net......      5,455      (3,157)
  Proceeds from exercise of stock options..............................          3           3
  Changes in other long-term liabilities...............................        (51)        (73)
                                                                           -------     -------
  Cash provided by financing activities................................      5,401       1,873
  Effect of exchange rate changes on cash flow.........................        227         150
  Decrease in cash balance.............................................       (105)       (277)
  Cash and cash equivalents balance at beginning of year...............        117         513
                                                                           -------     -------
CASH AND CASH EQUIVALENTS BALANCE AT END OF PERIOD.....................    $    12     $   236
                                                                           =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest.................................................    $ 1,857     $ 1,584
Cash paid for income taxes.............................................    $   203     $    59

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 1 -- CORPORATE RESTRUCTURING

     The Company has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities have included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations.

     The Company's 1996 revenues and operating results have been negatively impacted by ongoing price competition. Additionally, the Company continues to address the rationalization of its production facilities in the US, Canada and Mexico and the increased outsourcing of products and product components, the effects of which are expected to lower the Company's production costs. On May 26, 1996 the Company issued a WARN Act Notice and announced a substantial workforce reduction at its primary domestic wheelchair manufacturing facility. Such reduction was substantially completed during the third quarter of 1996. US operations are now limited to administration, distribution, certain custom manufacturing and light assembly. A severance reserve of approximately $391 has been included in the Company's results of operations for the three months ended June 30, 1996 and an additional severance reserve of approximately $132 has been included in the Company's results of operations for the three months ended September 30, 1996 resulting in approximately $523 of severance expense being included in the Company's results of operations for the months ended September 30, 1996. The Company anticipates incurring additional restructuring expenses during the fourth quarter 1996 as workload transfers substantially complete.

     The accompanying consolidated financial statements have been prepared under the going concern concept, which anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. The Company has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at September 30, 1996. No assurance can be made that the Company will successfully emerge from or complete its restructuring activities.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed for the three month and nine month periods ended September 30, 1996 are the same as those disclosed in the Notes to the Company's December 31, 1995 Consolidated Financial Statements, which were included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. All dollar amounts in these Notes to Unaudited Consolidated Financial Statements are in thousands except per-share data or as otherwise specified. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of (a) the consolidated results of operations for the three month and nine month periods ended September 30, 1996 and 1995; (b) the consolidated financial position at September 30, 1996 and December 31, 1995; and (c) the consolidated cash flows for the nine month periods ended September 30, 1996 and 1995 have been made. However, the consolidated financial statements included herewith do not include any adjustments that might result from the Company's inability to emerge from or complete its ongoing restructuring activities and continue as a going concern -- See Note 1 to the Unaudited Consolidated Financial Statements.

NOTE 3 -- OWNERSHIP

     80% of the Company's common shares and all of the Company's Series A, B and C Preferred shares are owned by a wholly-owned subsidiary of Brierley Investments Ltd ("BIL"), a New Zealand investment firm.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 4 -- PROPOSED MERGER WITH GRAHAM-FIELD HEALTH PRODUCTS, INC.

     On September 3, 1996, the Company announced it had entered into a definitive Agreement and Plan of Merger with Graham-Field Health Products, Inc. providing for the previously announced acquisition of the Company by Graham-Field. The Board of Directors of the Company received a fairness opinion from Vector Securities International, Inc. to the effect that the consideration to be received by the holders of the Company's Common Stock pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The terms of the acquisition are the same as those reflected in the parties' previous announcement on August 14, 1996.

     As a result of the merger, the Company will become a wholly-owned subsidiary of Graham-Field. In the merger, the stockholders of the Company will receive one share of Graham-Field common stock for each 2.857 shares of the common stock of the Company. The merger ratio is subject to reduction so that the value of the Graham-Field common stock to be received will not exceed $5.50 per share of the Company's common stock. There are currently 7,207,689 shares of the Company's common stock outstanding.

     In connection with the merger, BIL will purchase for cash up to 1.9 million additional shares of Graham-Field common stock, valued at the greater of $13 per share or the average market price of the common stock of Graham-Field for the 10 consecutive trading days prior to the merger closing date. Graham-Field will use the proceeds to repay all debt of the Company in the approximate amount of $25 million to The Hongkong and Shanghai Banking Corporation Limited (see Note
6 -- Debt). In addition, Graham-Field will issue to BIL up to $61 million of a new Series B Cumulative Convertible Preferred Stock in exchange for the indebtedness of the Company owing to BIL (see Note 6 -- Debt) and shares of the Company's preferred stock owned by BIL. Also as part of the transaction, BIL will purchase for cash $10 million of a new Series C Cumulative Convertible Preferred Stock of Graham-Field, the proceeds of which will be available to Graham-Field for general corporate purposes. Finally, certain indebtedness in the amount of $4 million owing by Graham-Field to BIL will be exchanged for a $4 million unsecured subordinated promissory note of Graham-Field which will mature on April 1, 2001 and will bear interest at an effective rate of 7.7% per annum.

     The Series B and Series C Preferred Stock to be issued by Graham-Field to BIL will be entitled to a dividend at the rate of 1.5% per year, payable at the option of Graham-Field either in cash or in shares of its common stock. In addition, the shares of Graham-Field Series B and Series C Preferred Stock will vote on an as-converted basis, as a single class together with the Graham-Field common stock, on all matters submitted to a vote of the stockholders of Graham-Field. The Series B Preferred Stock will not be redeemable and will be convertible into shares of Graham-Field common stock (x) at the option of the holder, at a conversion price of $20 per share, (y) at the option of Graham-Field, at a conversion price equal to the then current trading price (but not less than $15.50 or more than $20 per share), and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share, in each case subject to certain antidilution adjustments. The Series C Preferred Stock will be subject to redemption as a whole at Graham-Field's option on the fifth anniversary of the date of issuance at stated value and, if not redeemed, will automatically convert on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to certain antidilution adjustments.

     As a result of the merger, BIL will own shares of common and preferred stock of Graham-Field representing approximately 34% of the voting power of all outstanding shares of Graham-Field stock. Simultaneous with the signing of the Merger Agreement, Graham-Field and BIL entered into a Stockholder Agreement pursuant to which BIL has agreed to vote all of its shares of the Company's stock in favor of the merger. In the Stockholder Agreement, BIL also has agreed to grant Graham-Field a right of first refusal with respect to certain sales of its Graham-Field stock, to indemnify Graham-Field against certain existing actions and proceedings to which the Company is a party and, so long as BIL owns Graham-Field stock representing

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 4 -- PROPOSED MERGER WITH GRAHAM-FIELD HEALTH PRODUCTS, INC. -- (CONTINUED) at least 5% of the voting power of the outstanding shares, not to acquire additional shares without the consent of Graham-Field's Board of Directors (which consent will not be unreasonably withheld), seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field or otherwise seek to propose to acquire control of the Graham-Field Board of Directors. Pursuant to the Stockholder Agreement, BIL will have the right to designate two members of Graham-Field's Board of Directors, subject to reduction if BIL reduces its ownership of Graham-Field stock. BIL also will have the right to participate on a pro rata basis in certain future stock issuances by Graham-Field. The Stockholder Agreement will automatically terminate upon a change of control of Graham-Field or its Board of Directors. In addition, Graham-Field has granted certain registration rights to BIL with respect to its Graham-Field shares.

     The closing of the transaction is subject to customary conditions, including approval by the stockholders of both Graham-Field and Everest & Jennings. The closing is currently scheduled for November 27, 1996.

     See Note 10 for a description of a class action complaint filed in Delaware with respect to the proposed acquisition of the Company by Graham-Field.

NOTE 5 -- COMMON STOCK

     On June 4, 1996 the Company's shareholders approved a one-for-ten reverse stock split, effective June 6, 1996. The stated par value of one share of common stock was changed from $.0l to $.10 as a result of the stock split. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the reverse stock split.

NOTE 6 -- DEBT

     The Company's debt as of September 30, 1996 and December 31, 1995 is as follows:

                                                             SEPTEMBER 30     DECEMBER 31
                                                                 1996             1995
                                                             ------------     ------------
                                                             (UNAUDITED)
        Loans payable to HSBC..............................    $ 25,000         $ 18,700
        Other domestic debt................................       1,770            2,622
        Foreign debt.......................................       5,528            5,521
        Long-term loan payable to BIL......................      21,103           21,103
                                                                -------          -------
        Total debt.........................................      53,401           47,946
        Less short-term borrowings and current installments
          of long-term debt................................       4,782            4,473
                                                                -------          -------
        Long-term debt, net of current portion, including
          BIL Credit Facility..............................    $ 48,619         $ 43,473
                                                                =======          =======

     On September 30, 1992 Everest & Jennings Inc., a wholly-owned subsidiary of the Company, entered into a Revolving Credit Agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC"). This Agreement has been revised and extended several times and currently expires September 30, 1997. Advances under the Revolving Credit Agreement, as amended, bear interest at the prime rate as announced by Marine Midland Bank, N.A. from time to time plus 0.25% per annum. The HSBC facility, as amended, provides up to $6 million for letter of credit availability and, additionally, cash advances of up to $25 million to Everest & Jennings Inc. Repayment of existing debt with BIL is subordinated to the HSBC debt, and an affiliate of BIL has guaranteed repayment of the HSBC debt. As of September 30, 1996 this facility was fully utilized.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 6 -- DEBT -- (CONTINUED)
     BIL has provided the Company a credit facility which allows advances up to $21.1 million. At September 30, 1996 and December 31, 1995 this facility has been fully utilized. The BIL credit facility has been extended to September 30, 1997, bears interest at the rate of 8% per annum, and is secured by a lien on and security interest in all assets of the Company and Everest & Jennings Inc. As of September 30, 1996, $3.9 million of accrued, unpaid interest was due BIL under the BIL credit facility.

     The Company's Canadian subsidiary has credit facilities in the aggregate of $5.5 million, of which $4.9 million was borrowed as of September 30, 1996 at interest rates ranging from prime plus 1% to prime plus 1.25%. The loans are secured by the assets of the Canadian subsidiary and certain Letters of Credit supplied by HSBC and BIL.

     The Company's Mexican subsidiary has a credit facility in the aggregate of $1.0 million, of which $0.6 million was borrowed as of September 30, 1996 at interest rates approximating 13%. The loan is secured by the assets of the Mexican subsidiary.

     At September 30, 1996, the Company was contingently liable to HSBC under existing letters of credit in the aggregate amount of approximately $5.8 million.

NOTE 7 -- LOSS PER SHARE

     Loss per share for the three month and nine month periods ended September 30, 1996 and 1995 is calculated based on the weighted average number of shares of Common Stock outstanding during the periods, giving effect to the reverse stock split as discussed in Note 5.

NOTE 8 -- INVENTORIES

     Inventories at September 30, 1996 and December 31, 1995 consist of the following:

                                                               SEPTEMBER
                                                                  30          DECEMBER 31
                                                                 1996            1995
                                                              -----------     -----------
                                                              (UNAUDITED)
        Raw materials.....................................      $ 9,789         $10,365
        Work-in-process...................................        3,005           4,593
        Finished goods....................................        5,064           4,612
                                                                -------         -------
                                                                $17,858         $19,570
                                                                =======         =======

NOTE 9 -- NOTES RECEIVABLE (LONG TERM)

     The Company received notes of $2.1 million and $0.6 million upon the sale of its institutional business and oxygen concentrator business, respectively, in 1995. The $2.1 million note was paid in full on April 2, 1996. The $0.6 million note has been reduced to $0.3 million as of September 30, 1996 and was substantially paid during October 1996. The remaining Notes receivable are payable by customers, bear interest at various rates and mature in one to three years. During October 1996 approximately $2.4 million of the outstanding Notes Receivable were sold to BIL.

NOTE 10 -- CONTINGENT LIABILITIES

     In July, 1990 a class action suit was filed in the United States District Court for the Central District of California by a stockholder of the Company against the Company and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 10 -- CONTINGENT LIABILITIES -- (CONTINUED) concerning the Company in violation of federal securities laws. The Company twice moved to dismiss the complaint on various grounds. After the first such motion was granted, plaintiff filed a first amended complaint, which subsequently was dismissed by order filed on September 20, 1991. Plaintiff then notified the court that it did not intend to further amend the complaint, and an order dismissing the complaint was entered in November 1991. Plaintiff filed a notice of appeal to the Court of Appeals for the Ninth Circuit on December 23, 1991. The case was briefed and oral argument heard in June, 1993. Because of the precedent set by a Ninth Circuit decision in another case which was decided after the district court's order of dismissal but before the Ninth Circuit decided plaintiff's appeal, the Ninth Circuit reversed the district court's dismissal of the case and remanded the case to the district court for further proceedings in an opinion handed down by the Ninth Circuit on August 24, 1995. On March 25, 1996, the district court granted plaintiffs motion to certify a class composed of purchasers of the Company's Common Stock during the period from March 31, 1989 to June 12, 1990. The ultimate liability, if any, cannot be determined at this time.

     Die Cast Products, Inc. ("Die Cast Products"), a former subsidiary of the Company, has been named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C. sec.sec. 9601 et sec. The Company was originally notified of this action on December 10, 1992. The lawsuit sought to recover response and remediation costs in connection with the release or threatened release of hazardous substances at 5619-21 Randolph Street, in the City of Commerce, CA ("Randolph Street Site"). It alleged that the Randolph Street Site was used for the treatment, storage and disposal of hazardous substances. A settlement in principle between the State of California and the various potentially responsible parties was reached in October 1995. A consent decree was signed in July 1996. The Company's portion of the settlement was less than originally anticipated. Accordingly, the previously recorded reserve for this matter was reduced in 1995 to the settlement amount.

     In March, 1993 Everest & Jennings Inc. received a notice from the U.S. Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, CA. The EPA alleges that the Casmalia Site was an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. The EPA estimates that the Casmalia Site's closure trust fund, approximately $10 million, was substantially insufficient to cover cleanup and closure of the site. Since August, 1992, the EPA has undertaken certain interim stabilization actions to control actual or threatened releases of hazardous substances at the Casmalia Site. The EPA sought cooperation from generators to assist in the clean up and closing of the Casmalia Site. Everest & Jennings Inc. is a member of a manufacturers group of potentially responsible parties which has investigated the site and proposed a remediation plan to the EPA. To reflect Everest & Jennings Inc.'s estimated allocation of costs thereunder, a reserve of $1.0 million was recorded, which was included in the Consolidated Statements of Operations for 1993. During 1995 an agreement in principle was reached with the EPA for a settlement of the majority of the Casmalia site liability. A consent decree was signed during July 1996. The settlement provides for the work to be completed in three phases. Phase I work, which is estimated to take three to five years to complete, will require the Company, along with other responsible parties, to participate in funding the water management, certain construction projects and completion of the site investigation. Phase II work, consisting of the remaining remedial construction activities and the first five years of operation and maintenance, will be funded by other parties and is estimated to take ten years. Subsequent to Phase II, additional operation and maintenance will be required for approximately 30 years. The estimated exposure of the Company under this agreement is less than originally anticipated and the previously recorded reserve has been reduced to the expected settlement amount.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 10 -- CONTINGENT LIABILITIES -- (CONTINUED)
     In 1989 a patent infringement case was initiated against Everest & Jennings Inc. and other defendants in the U.S. District Court, Central District of California. Everest & Jennings Inc. prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which Everest & Jennings Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. The Company presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. Following the appeal by the plaintiffs, the case has been remanded to the US District Court, Central District of California, for further consideration. Everest & Jennings Inc. believes that this case is without merit and intends to contest it vigorously. The ultimate liability of Everest & Jennings Inc., if any, cannot be determined at this time.

     Following a jury trial on July 15, 1996, a verdict was rendered in the District Court of the First Judicial District of the State of New Mexico in a civil product liability law suit (Chris Trew et al. vs. Smith and Davis Manufacturing Company, Inc., No. SF95-354) against Smith & Davis Manufacturing Company, a wholly-owned subsidiary of the Company ("Smith & Davis"), in the amount of $550 actual damages and $4 million punitive damages. The suit was instituted on February 25, 1995 by the children and surviving heirs and personal representatives of a nursing home patient in Carlsbad, New Mexico who died on September 28, 1993 after her head became pinned between a bed rail allegedly manufactured by Smith & Davis and her bed. The suit alleged that the bed rail in question was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails and that the negligence of the nursing home in question was the proximate cause of the decedent's injuries and death. The nursing home reached a settlement with plaintiffs prior to trial. Judgment has been entered on the jury verdict and Smith & Davis plans to appeal the judgment.

     On June 18, 1996 a Class Action Complaint captioned Ron Kauffman v. Rodney
F. Hogg, et al. was filed in the Court of Chancery in New Castle County, Delaware with respect to the proposed acquisition of the Company by Graham-Field (see Note 4), naming as defendants the Company, its directors, BIL and Graham-Field. The suit alleges that, as a result of the proposed acquisition of the Company by Graham-Field, minority shareholders will not receive their proportionate share of the value of the Company's assets and will be prevented from obtaining a fair price for their stock. Plaintiff alleges that the acquisition offers minority shareholders value which is less than the Company's trading price prior to the announcement of the acquisition, and that BIL will receive more value for its holdings than minority shareholders. The plaintiff alleges that the directors breached their fiduciary duties to minority shareholders by not exercising independent business judgment and by acting for their own personal benefit. The plaintiff seeks certification of a class consisting of minority shareholders of the Company. Plaintiff requests that the acquisition be enjoined or, alternatively, that damages be awarded to the class. To date, no responsive pleading has been filed by any of the defendants and no discovery has been taken.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

                       CONSOLIDATED FINANCIAL STATEMENTS
                  OF FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Fuqua Enterprises, Inc.

     We have audited the accompanying consolidated balance sheets of Fuqua Enterprises, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule referred to in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuqua Enterprises, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 1 to the consolidated financial statements, in 1994, the Company changed its method of accounting for certain investments in debt and equity securities to comply with Statement of Financial Accounting Standards No. 115.

                                          /s/ ERNST & YOUNG LLP
Atlanta, Georgia
February 20, 1997,
  except for the last paragraph of
  Note 2, as to which the date is
  February 26, 1997

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
                                            ASSETS
Cash and cash equivalents..............................................  $  4,616     $ 29,000
Investments available for sale.........................................        --       12,550
Receivables
  Trade accounts, less allowance of $250 (1995, $200)..................    33,871       19,102
  Note receivable from sale of subsidiary..............................        --       11,352
  Lease receivables, less allowance of $350 (1995, $0).................     1,147           --
Inventories............................................................    42,059       21,695
Prepaid expenses and other assets......................................     2,620          910
Deferred income taxes..................................................     3,477        3,614
                                                                         --------     --------
     Total Current Assets..............................................    87,790       98,223
                                                                         --------     --------
Property, plant and equipment..........................................    48,927       32,303
Less accumulated depreciation..........................................   (15,166)     (10,841)
                                                                         --------     --------
     Net Property, Plant and Equipment.................................    33,761       21,462
                                                                         --------     --------
Intangible assets, less accumulated amortization of $399 (1995, $25)...    20,014        5,013
Lease receivables......................................................     3,503           --
Deferred income taxes..................................................        --        1,066
Other assets...........................................................     1,408           95
                                                                         --------     --------
     Total Assets of Continuing Operations.............................   146,476      125,859
     Total Assets of Discontinued Operations...........................     4,935       10,903
                                                                         --------     --------
          Total Assets.................................................  $151,411     $136,762
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable..........................................................  $     --     $  2,064
Accounts payable and accrued expenses..................................    29,992       18,800
Long-term liabilities due within one year..............................     1,453       11,668
                                                                         --------     --------
     Total Current Liabilities.........................................    31,445       32,532
Long-term debt obligations.............................................    30,686       22,041
                                                                         --------     --------
     Total Liabilities of Continuing Operations........................    62,131       54,573
     Total Liabilities of Discontinued Operations......................        --          301
                                                                         --------     --------
          Total Liabilities............................................    62,131       54,874
                                                                         --------     --------
Stockholders' equity
  Preference stock, $1 par value:
     authorized 8,000,000 shares; none issued..........................        --           --
  Common stock, $2.50 par value:
     authorized 20,000,000 shares; issued 4,523,669 shares; (1995,
     4,443,169 shares).................................................    11,309       11,108
Additional paid-in capital.............................................    24,847       24,074
Retained earnings......................................................    53,971       46,698
Unrealized gains (losses) on investments...............................        --           28
                                                                         --------     --------
                                                                           90,127       81,908
Treasury stock, at cost: 44,822 shares; (1995, 995 shares).............      (847)         (20)
                                                                         --------     --------
          Total Stockholders' Equity...................................    89,280       81,888
                                                                         --------     --------
          Total Liabilities and Stockholders' Equity...................  $151,411     $136,762
                                                                         ========     ========

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1996          1995          1994
                                                           --------      --------      --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
REVENUES:
  Net sales..............................................  $181,543      $117,128      $118,011
  Investment income......................................     1,939           828           541
                                                           --------      --------      --------
  Total revenues.........................................   183,482       117,956       118,552
                                                           --------      --------      --------
COSTS AND EXPENSES:
  Cost of sales..........................................   140,773        98,356       100,446
  Selling, general and administrative expenses...........    28,757        10,757         8,897
  Interest expense.......................................     2,470           894           725
                                                           --------      --------      --------
  Total costs and expenses...............................   172,000       110,007       110,068
                                                           --------      --------      --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES....    11,482         7,949         8,484
INCOME TAXES.............................................     4,209         2,699         2,662
                                                           --------      --------      --------
INCOME FROM CONTINUING OPERATIONS........................     7,273         5,250         5,822
                                                           --------      --------      --------
DISCONTINUED OPERATIONS:
  Income from discontinued operations (Net of income
     taxes (benefits) of 0, ($103) and $1,215,
     respectively).......................................        --         1,160         3,751
  Loss on disposal of discontinued operations including
     earnings net of taxes during the phase out period
     (Net of income tax benefits of $2,753)..............        --        (3,900)           --
                                                           --------      --------      --------
                                                                 --        (2,740)        3,751
                                                           --------      --------      --------
NET INCOME...............................................  $  7,273      $  2,510      $  9,573
                                                           ========      ========      ========
PER SHARE:
  Income from Continuing Operations......................  $   1.60      $   1.32      $   1.51
                                                           ========      ========      ========
  Net Income.............................................  $   1.60      $    .63      $   2.48
                                                           ========      ========      ========

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------
                                                                    1996           1995            1994
                                                                  --------        -------        --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations...............................  $  7,273        $ 5,250        $  5,822
Adjustments:
  Depreciation and amortization.................................     4,196          1,931           1,603
  Deferred income taxes.........................................     1,203            464             (88)
  Loss on sales of available for sale investments...............        54             --              --
Changes in Assets and Liabilities:
  Trade accounts receivables....................................    (4,485)           886            (716)
  Lease receivables.............................................     1,551             --              --
  Prepaid expenses..............................................    (1,134)            --              --
  Inventories...................................................    (7,736)          (130)         (1,889)
  Other assets..................................................    (1,078)          (225)             39
  Income taxes..................................................        --         (1,112)           (724)
  Payables, accrued expenses, and other liabilities.............    (5,010)        (1,624)         (3,628)
                                                                  --------        -------        --------
Net cash provided by (used in) continuing operations............    (5,166)         5,440             419
                                                                  --------        -------        --------
Income from discontinued operations.............................        --          1,160           3,751
Loss on disposal of discontinued operations.....................        --         (3,900)             --
Net items providing cash from discontinued operations...........     4,160           (194)            583
                                                                  --------        -------        --------
Net cash provided by (used in) discontinued operations..........     4,160         (2,934)          4,334
                                                                  --------        -------        --------
Net cash provided by (used in) all operations...................    (1,006)         2,506           4,753
                                                                  --------        -------        --------
INVESTING ACTIVITIES:
Proceeds from the sale of discontinued operations...............    11,352         22,648              --
Purchase of business, net of cash acquired......................    (7,743)        (2,263)             --
Sales of available for sale investments.........................    32,798          3,306             100
Purchases of available for sale investments.....................   (20,302)        (5,272)         (6,630)
Sales of property, plant and equipment..........................        --             --              31
Purchases of property, plant and equipment......................    (2,996)        (1,509)         (4,024)
Total from discontinued operations..............................        --             --          (4,525)
                                                                  --------        -------        --------
Net cash provided by (used in) investing activities.............    13,109         16,910         (15,048)
                                                                  --------        -------        --------
FINANCING ACTIVITIES:
Net increase (decrease) in notes payable........................    (2,064)       (11,750)          5,750
Payment of long-term liabilities................................   (34,570)        (3,521)         (1,273)
Additional long-term liabilities................................        --         19,615           3,079
Exercise of stock options.......................................       974          1,009             248
Acquired shares for treasury....................................      (827)            --            (190)
                                                                  --------        -------        --------
Net cash provided by (used in) financing activities.............   (36,487)         5,353           7,614
                                                                  --------        -------        --------
Increase (Decrease) in Cash and Cash Equivalents................   (28,544)        24,769          (2,681)
Increase in Cash and Cash Equivalents from discontinued
  operations....................................................     4,160             --           2,445
Cash and cash equivalents at beginning of year..................    29,000          4,231           4,467
                                                                  --------        -------        --------
Cash and cash equivalents at end of the year....................  $  4,616        $29,000        $  4,231
                                                                  ========        =======        ========
CASH PAID DURING THE YEAR FOR:
Interest........................................................  $  2,975        $ 2,116        $  1,185
Income taxes....................................................     3,506          4,515           5,266
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Contingent payment related to meeting certain earn out
  objectives (American Southern)................................        --             --           1,000
Issuance of stock or debt in connection with acquisitions.......    33,000         11,550              --
Assumption of note receivable from sale of American Southern....        --         11,352              --

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          UNREALIZED
                                                  ADDITIONAL                 GAINS
                                        COMMON     PAID-IN     RETAINED   (LOSSES) ON   TREASURY
                                         STOCK     CAPITAL     EARNINGS   INVESTMENTS    STOCK      TOTAL
                                        -------   ----------   --------   -----------   --------   -------
                                                              (DOLLARS IN THOUSANDS)
BALANCE, DECEMBER 31, 1993............  $ 9,510    $ 14,075    $ 34,615     $   218     $ (1,040)  $57,378
Net income............................       --          --       9,573          --           --     9,573
Exercise of stock options.............       69         299          --          --         (120)      248
Acquired shares for treasury..........       --          --          --          --         (190)     (190)
Adjustment to beginning balance for
  change in accounting method, net of
  tax.................................       --          --          --       1,238           --     1,238
Unrealized losses on investments......       --          --          --      (3,925)          --    (3,925)
                                        -------     -------     -------     -------      -------   -------
BALANCE, DECEMBER 31, 1994............    9,579      14,374      44,188      (2,469)      (1,350)   64,322
Net income............................       --          --       2,510          --           --     2,510
Exercise of stock options.............      205         871          --          --          (67)    1,009
Issuance of stock in connection with
  acquisition.........................    1,324       8,829          --          --        1,397    11,550
Unrealized gains on investments.......       --          --          --       2,497           --     2,497
                                        -------     -------     -------     -------      -------   -------
BALANCE, DECEMBER 31, 1995............   11,108      24,074      46,698          28          (20)   81,888
Net income............................       --          --       7,273          --           --     7,273
Exercise of stock options.............      201         773          --          --           --       974
Acquired shares for treasury..........       --          --          --          --         (827)     (827)
Unrealized losses on investments......       --          --          --         (28)          --       (28)
                                        -------     -------     -------     -------      -------   -------
BALANCE, DECEMBER 31, 1996............  $11,309    $ 24,847    $ 53,971     $    --     $   (847)  $89,280
                                        =======     =======     =======     =======      =======   =======

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

     Business: Fuqua Enterprises, Inc. ("Fuqua") is a manufacturer of a variety of products, including beds, patient aids, specialty seating, bathroom safety, mobility products and therapeutic support systems for the acute, long-term and home health care markets. Additionally, Fuqua produces a broad line of leathers that are sold to manufacturers of shoes, handbags, personal leather goods and furniture in both the United States and foreign markets.

     Fuqua sold its insurance subsidiary, American Southern Insurance Company ("American Southern") during 1995 and, in January 1996, made the decision to discontinue the operations of Kroy Tanning Company, Incorporated ("Kroy"), which historically had been unprofitable. Additionally, Fuqua acquired Basic American Medical Products, Inc. ("Basic") in November 1995 and the medical products division of Lumex, Inc. (the "Lumex Division") in April 1996 (together, the "Medical Products Operations").

     Principles of Consolidation: The consolidated financial statements include the accounts of Fuqua and all of its wholly and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Accounting Changes: Effective January 1, 1996, Fuqua adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS 121 had no effect on Fuqua's Consolidated Financial Statements.

     Effective January 1, 1996, Fuqua adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which encouraged companies to recognize expense for stock-based awards based on their fair market values on the dates of grant. As an alternative provided for in SFAS 123, Fuqua has elected to account for its stock options in accordance with APB Opinion No. 25 and related Interpretations ("APB 25"). The disclosures required by SFAS 123 are included in Note 9 to the Consolidated Financial Statements.

     Effective January 1, 1994, Fuqua adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, prior period financial statements were not restated to reflect the change in accounting principle. The cumulative effect on net income as of January 1, 1994 of adopting SFAS 115 for investments which previously were classified as held to maturity and which were then classified as trading securities was immaterial. The balance of stockholders' equity as of January 1, 1994 was increased by $1,238,000, net of income taxes, to reflect the net unrealized gains on investments previously classified as held to maturity which were reclassified as available for sale.

     Income Per Share: Income per share is based upon 4,554,276 shares in 1996, 3,962,876 in 1995 and 3,860,324 in 1994, representing the weighted-average number of shares outstanding during the year, plus common stock equivalents. Common stock equivalents include option shares granted under Fuqua's stock option plans.

     Financial Instruments: Financial instruments which potentially subject Fuqua to concentrations of credit risk are primarily cash equivalents and short-term investments in investment grade, short-term debt instruments and preferred stocks. Concentrations of credit risk with respect to trade accounts receivable and lease receivables are limited due to the large number of customers in Fuqua's customer base and their dispersion across different geographic areas. Fuqua maintains an allowance for doubtful accounts based upon the expected collectibility of its trade accounts and lease receivables.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     Advertising Costs: Fuqua, through its subsidiaries, expenses advertising costs when incurred. The amounts of such costs were insignificant in 1996, 1995 and 1994.

     Cash and Cash Equivalents: For purposes of the consolidated balance sheets and statements of cash flows, Fuqua considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents
(1996 -- $4,616,000, 1995 -- $29,000,000). The cash proceeds of $22,648,000 from the sale of American Southern on December 31, 1995 were invested in cash equivalents collateralized by U.S. Treasury obligations. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair values.

     Inventories: Inventories are stated at the lower of cost or market. Cost is determined as follows: raw materials and supplies -- first-in, first-out; work in process and finished goods -- average.

     Property, Plant and Equipment: Property, plant and equipment to be used in operations are stated at cost. Depreciation is provided principally by the straight-line method over estimated useful lives which range as follows: buildings and improvements: 10-40 years; machinery and office equipment: 5-15 years; and automobiles and trucks: 5-10 years.

     Revenue Recognition: Sales are recorded when goods are shipped and the customers are obligated to pay.

     Research and Development: Research and development costs are expensed as incurred and were $1,422,000, $802,000 and $800,000 in 1996, 1995 and 1994,
respectively.

     Short-term Borrowings: The weighted average interest rate on short-term borrowings was 7.4% and 6.8% during 1995 and 1994, respectively. There were no short-term borrowings in 1996.

     Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

2.  ACQUISITIONS

     On November 8, 1995, Fuqua acquired Basic. Basic, whose divisions include Simmons Healthcare, Omni Manufacturing and SSC Medical, is a manufacturer and distributor of medical equipment and furnishings for the acute, long-term and home health care markets.

     The purchase price consisted of $2,500,000 in cash and 600,000 shares of Fuqua's common stock. The shares issued were not registered under the Securities Act of 1933 and, accordingly, are restricted as to resale. Under the terms of the acquisition, there are demand and "piggyback" registration rights with respect to these shares. The transaction was accounted for using the purchase method; accordingly, the assets and liabilities of Basic have been recorded at their estimated fair values at the date of acquisition. The excess of purchase price over the net assets acquired of $5,038,000 has been assigned to goodwill and is being amortized on a straight-line basis over 30 years.

     On April 3, 1996, Fuqua acquired the Lumex Division. The Lumex Division is a manufacturer of medical equipment, including beds, specialty seating products, patient aids, bathroom safety, mobility products and therapeutic support surfaces for the acute, long-term and home health care markets.

     The purchase price for the Lumex Division was $40,750,000, subject to a final purchase price adjustment to be determined by comparing special purpose balance sheets at December 31, 1995 and March 31, 1996. In the event that this comparison resulted in an increase or decrease in net assets, such amounts were to be added to or subtracted from the purchase price. The asset sale agreement provides Fuqua the ability to challenge recorded amounts in the March 31, 1996 special purpose balance sheet and to the extent such adjustments can

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES not be agreed to between Fuqua and the seller, the adjustments are to be settled through arbitration. The final purchase price adjustment is in dispute and is currently being resolved through arbitration. If the ultimate outcome in arbitration of the purchase price adjustment is a change to the purchase price, this will result in a change in the allocation thereof to the net assets acquired.

     The purchase price paid by Fuqua for the Lumex Division was financed with internal funds and borrowings of $33,000,000 under Fuqua's Revolving Credit Facility. The excess of purchase price over the net assets acquired of $15,375,000 was assigned to goodwill and is being amortized on a straight-line basis over 30 years. Included in the purchase price allocation were accruals of $2,300,000 for exiting activities, consisting principally of future lease costs for duplicate facilities.

     The results of operations of Basic have been included in the Consolidated Financial Statements for the two month period since the date of acquisition in 1995 and for the full year in 1996. The results of operations of the Lumex Division have been included in the Consolidated Financial Statements for the nine month period since the date of acquisition in 1996. The following unaudited pro forma summary presents Fuqua's consolidated results from continuing operations as if the acquisitions had occurred on the first day of the full year preceding their respective acquisition dates. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions actually been made as of that date or of results which may occur in the future.

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1996       1995       1994
                                                         --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
        Net sales......................................  $195,113   $198,365   $141,263
        Income from continuing operations..............     2,425      4,519      6,406
        Per share:
          Income from continuing operations............  $    .53   $   1.14   $   1.44

     In March 1996, Fuqua, through its Leather Operations, entered into an agreement to acquire a 70% interest in a joint venture which acquired a 50% interest in a tannery in the People's Republic of China. In November 1996, the Leather Operations' interest in the joint venture was reduced to 60% as a result of admitting a new venture partner. Investment and advances related to the joint venture at December 31, 1996 were $1,967,000. The results of operations of the joint venture, which are accounted for under the equity method, were not significant to the 1996 Consolidated Financial Statements.

     Subsequent Event -- Acquisition of Prism: On February 26, 1997, Fuqua acquired 100% of the outstanding common stock and warrants of Prism Enterprises, Inc. ("Prism"). Prism, whose 1996 net sales were $12,000,000, is a manufacturer of therapeutic heat and cold packs for medical and consumer uses and vacuum systems for obstetrical and other applications. Prism's operating facilities are located in San Antonio, Texas and Rancho Cucamonga, California. The purchase price was $19,500,000 and was financed with borrowings under Fuqua's Revolving Credit Facility.

3.  DISCONTINUED OPERATIONS

     In December 1995, Fuqua sold its insurance subsidiary, American Southern, for $34,000,000 to Atlantic American Corporation, an Atlanta, Georgia based publicly traded insurance company. The proceeds from the sale included cash of $22,648,000 and a note receivable from the purchaser of $11,352,000. The note receivable accrued interest at prime, half of which was payable quarterly and half of which was paid, together with the principal, in October 1996. The note receivable had indemnification and certain offset rights which were similar to the provisions of an $11,668,000 note payable issued to the seller when Fuqua acquired American Southern in 1991. In October 1996, the proceeds from Atlantic American's payment of the note receivable were used to repay this note payable. The sale transaction resulted in a pretax loss on disposal of

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

$3,553,000, less earnings (net of taxes) during the phase out period of the fourth quarter of 1995 of $1,303,000 and less estimated tax benefits of $1,350,000. During 1996, interest charges of $662,000 were incurred and offset against the accrual established in 1995 to provide for the loss on disposal of American Southern.

     In January 1996, Fuqua made the decision to discontinue the operations of Kroy, which historically had been unprofitable. In accordance with generally accepted accounting principles (Emerging Issues Task Force No. 95-18), Kroy was treated as a discontinued operation in 1995 and preceding years' Consolidated Financial Statements.

     The pretax loss on disposal of Kroy was $4,800,000, less estimated tax benefits of $1,800,000. This accrual provided for reserves necessary to write down assets (consisting principally of receivables, inventory and property, plant and equipment) to their net realizable values and to pay for obligations, including environmental costs, required in connection with the wind down of operations. During 1996, $3,080,000 (before the benefit of income taxes) of such costs were charged against this accrual. Operations at the East Wilton facility ceased in the fourth quarter of 1996.

     Discontinued operations include estimates of the amounts expected to be realized from Kroy's assets and future obligations. While the amounts Fuqua will ultimately realize or be obligated for could differ from the amounts assumed in arriving at the loss on disposal of Kroy. Management believes that the reserves established at December 31, 1995, continue to appear reasonable.

     The results of operations of American Southern and its subsidiaries through September 30, 1995 and for Kroy through December 31, 1995 have been classified as income from discontinued operations as follows:

                                                                   YEAR ENDED DECEMBER
                                                                           31,
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Revenues.................................................  $45,932     $49,406
        Costs and expenses.......................................   44,875      44,440
                                                                   -------     -------
        Income before income taxes...............................    1,057       4,966
        Income tax (benefit) provision...........................     (103)      1,215
                                                                   -------     -------
        Income from discontinued operations......................  $ 1,160     $ 3,751
                                                                   =======     =======

4. INVENTORIES

     Inventories consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Finished goods...........................................  $16,238     $ 6,598
        Work in process..........................................   12,338       6,738
        Raw materials and supplies...............................   13,483       8,359
                                                                   -------     -------
                                                                   $42,059     $21,695
                                                                   =======     =======

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Land and land improvements...............................  $   664     $   257
        Buildings and improvements...............................   18,753      12,803
        Machinery and office equipment...........................   23,386      18,399
        Automobiles and trucks...................................    1,044         844
        Building held for sale...................................    5,080          --
                                                                   -------     -------
                                                                   $48,927     $32,303
                                                                   =======     =======

6.  LEASE RECEIVABLES

     The Lumex Division offered lease financing to distributors of its low air loss bed systems under the terms of either a fixed payment lease or shared revenue lease contract, both of which were accounted for as sales type leases. Standard lease contracts contained fixed monthly payments and were generally for 36-48 months, at which time title passes to the lessee. Under shared revenue lease contracts, the lessee paid the greater of: a fixed percentage of monthly revenue collected from rentals of the equipment or a minimum monthly payment. Shared revenue lease contracts were generally for 60 months, at which time title does not pass to the lessee. Leases are secured by the equipment leased including any revenues derived therefrom. Lease receivables were comprised of the following:

                                                                    (DOLLARS IN THOUSANDS)
        Minimum lease payments receivable.........................         $  6,491
        Less unearned interest income.............................           (1,522)
        Less allowance for uncollectible accounts.................             (319)
        Less current portion......................................           (1,147)
                                                                            -------
        Non-current portion.......................................         $  3,503
                                                                            =======

     Minimum lease payments receivable are as follows:

        Year ended December 31,
          1997....................................................          $1,147
          1998....................................................           1,399
          1999....................................................           1,377
          2000....................................................             727
                                                                            ------
                                                                            $4,650
                                                                            ======

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

7.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Accounts payable.........................................  $10,916     $ 5,390
        Accrued compensation.....................................    2,335       1,536
        Accrued insurance........................................      639         996
        Accrued profit-sharing plan..............................      511         381
        Accrual for discontinued operations......................    2,405       6,147
        Other accrued expenses...................................   13,186       4,350
                                                                   -------     -------
                                                                   $29,992     $18,800
                                                                   =======     =======

8. LONG-TERM DEBT OBLIGATIONS

     Long-term debt obligations consist of the following:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Revolving Credit Facility, interest at LIBOR + .5%, due in 1999..........  $28,000     $18,500
Industrial revenue obligations, secured by improvements, 4.5% to 6.9%,
  due to 2004............................................................    1,126       1,335
Step down revolver payable in monthly installments, interest at 8.75%
  through April 1997 when balance is due.................................       --         745
Master draw note with interest payable at 7.5% through April 1997 when
  balance is due.........................................................       --         937
Term loan, payable in monthly installments, interest at LIBOR +.55%,
  remaining principal due January 2001...................................    1,535          --
Term note, payable in monthly installments, interest at 8.75% through May
  2000...................................................................       --         120
Note payable in monthly installments, interest at 8% through June 2007, callable at the option of the lender within a 90-day period beginning
  July 1998, July 2001 or July 2002......................................       --         360
Liability for future payments under employment contracts.................       25          44
                                                                           -------     -------
                                                                           $30,686..   $22,041
                                                                           =======     =======

     On June 28, 1996, Fuqua amended its Revolving Credit Facility to expand the maximum borrowing amount from $60,000,000 to $100,000,000 and to add an additional bank to the facility. The Revolving Credit Facility has a three-year term and is to be used for working capital and to provide funds for corporate development activities. The interest rate under the Revolving Credit Facility is based on matrix pricing which ranges from LIBOR plus 40 basis points to LIBOR plus 100 basis points, plus a charge on the unused commitment of 12.5 basis points to 25 basis points. The Revolving Credit Facility includes normal and customary restrictive covenants regarding funded debt to capital, funded debt to cash flow, interest coverage, and dividend payments. Management believes that, at December 31, 1996, Fuqua is in compliance with the covenants of the Revolving Credit Facility and with the covenants of other Fuqua debt agreements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     The aggregate maturity requirements for the next five years in respect to the current and non-current portions of long-term debt obligations at December 31, 1996 are as follows (dollars in thousands): 1997 -- $1,453; 1998 -- $290;
1999 -- $28,292; 2000 -- $295; 2001 -- $1,357; and thereafter $452. The carrying amounts of long-term liabilities approximate their fair values.

9.  STOCK OPTIONS

     On June 29, 1989, the Board of Directors approved a nonqualified stock option plan for key employees (the "1989 Plan"), reserving 300,000 shares of Common Stock for issuance under the 1989 Plan. The options are granted at prices and under terms determined by the Stock Option Committee of the Board of Directors. All options expired five years from the date of grant.

     On January 21, 1992, the Board of Directors approved a stock option plan (the "1992 Plan"), reserving 300,000 shares of Common Stock for issuance under the 1992 Plan. The 1992 Plan, which was approved by the stockholders on May 16, 1992, provides for the granting of options to officers, directors, key employees, consultants, advisors and others providing goods and services to Fuqua. The options are granted at prices and under terms determined by the Stock Option Committee of the Board of Directors. All options expire five to ten years from the date of grant.

     In November 1995, the Board of Directors approved the 1995 Long-Term Incentive Plan (the "Incentive Plan"), reserving 300,000 shares of Common Stock for issuance under the Incentive Plan. The Incentive Plan, which was approved by the stockholders on June 1, 1996, provides for the granting of awards to officers and key employees of Fuqua. The awards are granted at prices and under terms determined by the Stock Option Committee of the Board of Directors. All awards expire from five to ten years from the date of grant.

     Also in November 1995, the Board of Directors approved the 1995 Stock Option Plan for Outside Directors (the "Directors' Plan"), reserving 50,000 shares of Common Stock for issuance under the Directors' Plan. The options are automatically granted to directors annually. The Directors' Plan was approved by the stockholders on June 1, 1996.

     At December 31, 1996 and 1995, there were 217,600 and 364,000 shares of common stock, respectively, reserved for future grants in connection with Fuqua's stock option plans.

     A summary of stock option activity under the above-described plans is as follows:

                                                                                    WEIGHTED-
                                                                      PRICE          AVERAGE
                                                      SHARES          RANGE           PRICE
                                                      -------     --------------    ---------
    Balance at December 31, 1993....................  227,175     $ 8.50-$20.38
      Granted.......................................   20,000         $20.38
      Exercised.....................................  (27,675)        $8.50
      Cancelled.....................................   (2,000)        $20.38
                                                      -------
    Balance at December 31, 1994....................  217,500     $ 8.50-$21.00      $ 11.47
      Granted.......................................  254,000     $18.38-$20.50      $ 19.63
      Exercised.....................................  (82,000)        $8.50          $  8.50
      Cancelled.....................................   (5,000)        $20.38         $ 20.38
                                                      -------
    Balance at December 31, 1995....................  384,500     $ 8.50-$21.00      $ 17.38
      Granted.......................................  146,400     $21.25-$24.00      $ 21.72
      Exercised.....................................  (80,500)    $ 8.50-$ 9.50      $  9.01
                                                      -------
    Balance at December 31, 1996....................  450,400     $ 9.50-$24.00      $ 20.29
                                                      =======

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1996:

                                          OPTIONS OUTSTANDING
        ----------------------------------------------------------------------------------------
                     RANGE OF                   NUMBER OF        WEIGHTED-          WEIGHTED-
                     EXERCISE                    OPTIONS          AVERAGE            AVERAGE
                       PRICE                   OUTSTANDING     REMAINING LIFE     EXERCISE PRICE
        -----------------------------------    -----------     --------------     --------------
        $9.50..............................        5,000       1 year                 $ 9.50
        $18.38-$24.00......................      445,400       5 years                $20.41
                                               -----------
                                                 450,400
                                               =========

                                        OPTIONS EXERCISABLE
        ------------------------------------------------------------------------------------
                             RANGE OF                          NUMBER OF        WEIGHTED-
                             EXERCISE                           OPTIONS          AVERAGE
                              PRICE                           EXERCISABLE     EXERCISE PRICE
        --------------------------------------------------    -----------     --------------
        $9.50.............................................        5,000           $ 9.50
        $18.38-$24.00.....................................      190,533           $20.09
                                                                -------
                                                                195,333
                                                                =======

     Fuqua elected to follow APB 25 in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Fuqua's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if Fuqua has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.

                               ASSUMPTIONS                               1996        1995
    ------------------------------------------------------------------  -------     -------
    Risk free interest rates..........................................     5.91%       6.13%
    Dividend yield....................................................     None        None
    Market volatility factors.........................................      .38         .37
    Life of options...................................................  5 years     7 years

     For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted-average fair values of options granted during 1996 and 1995 equaled $9.93 and $9.25, respectively. Fuqua's pro forma net income information follows:

                                                                     1996           1995
                                                                  ----------     ----------
    Pro Forma Net Income........................................  $6,942,000     $1,456,000
    Pro Forma Net Income Per Share..............................  $     1.52     $      .37

     Since SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected in Fuqua's historical results until 2000, the date through which options vest.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

10.  SALES AND SEGMENT INFORMATION

     Fuqua's foreign operations were not significant in 1996. Sales of the Leather Operations and Medical Products Operations to customers outside the United States, which have been classified by country where such amounts exceed 10% of net sales and otherwise geographically are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                (DOLLARS IN THOUSANDS)
    Hong Kong.............................................  $22,281     $15,819     $16,457
    North America.........................................    3,512       3,075       7,584
    Europe................................................    3,197       2,687       3,467
    Asia, other than Hong Kong............................    7,390       5,148       6,773
    Other.................................................    1,914       3,933         235
                                                            -------     -------     -------
                                                            $38,294     $30,662     $34,516
                                                            =======     =======     =======

     In 1996, sales of leather to one customer amounted to $15,722,000 and to another $15,506,000. In 1995, sales of leather to one customer amounted to $23,662,000 and to another $15,938,000. In 1994, sales of leather to one customer amounted to $20,007,000 and to another $17,426,000.

     Beginning in 1990, the Leather Operations began buying hides, that had already undergone the initial chrome tanning process, from one principal supplier. Management believes that alternatives sources of supply at competitive prices are available.

     Fuqua's continuing operations are carried on through its subsidiaries which operate in two distinct business segments, Leather Operations and Medical Products Operations. The Medical Products Operations became part of Fuqua through the acquisition of Basic in November 1995 and the Lumex Division in April 1996.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     Operating results and other financial data are presented as follows for each business segment which, at December 31, 1996, remain as continuing operations of Fuqua:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1996         1995         1994
                                                         --------     --------     --------
                                                               (DOLLARS IN THOUSANDS)
    Net sales:
      Leather Operations...............................  $107,832     $111,930     $118,011
      Medical Products Operations......................    73,711        5,198           --
                                                         --------     --------     --------
      Consolidated.....................................  $181,543     $117,128     $118,011
                                                         ========     ========     ========
    Operating profit (loss):
      Leather Operations...............................  $ 10,914     $ 10,423     $ 10,985
      Medical Products Operations......................     4,720          401           --
      Corporate........................................    (1,682)      (1,981)      (1,776)
                                                         --------     --------     --------
      Consolidated.....................................  $ 13,952     $  8,843     $  9,209
                                                         ========     ========     ========
    Identifiable assets:
      Leather Operations...............................  $ 57,163     $ 44,474     $ 44,724
      Medical Products Operations......................    80,491       26,719           --
      Corporate........................................     8,822       54,666       15,788
                                                         --------     --------     --------
      Consolidated.....................................  $146,476     $125,859     $ 60,512
                                                         ========     ========     ========
    Capital expenditures:
      Leather Operations...............................  $  1,594     $  1,509     $  4,024
      Medical Products Operations......................     1,313          619           --
      Corporate........................................        89           --           --
                                                         --------     --------     --------
      Consolidated.....................................  $  2,996     $  2,128     $  4,024
                                                         ========     ========     ========
    Depreciation and Amortization:
      Leather Operations...............................  $  1,702     $  1,582     $  1,387
      Medical Products Operations......................     2,274          113           --
      Corporate........................................       220          236          216
                                                         --------     --------     --------
      Consolidated.....................................  $  4,196     $  1,931     $  1,603
                                                         ========     ========     ========

     There were no intersegment sales during 1996, 1995 or 1994.

     Operating profit (loss) by segment represents net sales less direct operating expenses. No allocation has been made for general corporate expenses, interest income from corporate investments or any foreign or domestic taxes. Identifiable assets are tangible and intangible assets used exclusively in the operations of each business segment. Corporate assets represent cash, investments and leasehold improvements, furniture and fixtures associated with Fuqua's corporate office.

11.  GENERAL AND ADMINISTRATIVE EXPENSES

     In September 1994, Fuqua amended the Management Agreement ("Agreement") with Fuqua Capital Corporation ("Capital"), a corporation wholly-owned by J. B. Fuqua, Chairman of the Board, and J. Rex Fuqua, Vice Chairman of the Board. Under the Agreement, Capital provides investment services and performs certain managerial and administrative duties. The term of the Agreement is through June 1, 2000 and provides for a management fee of $360,000 for each year of the noncancellable term.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     In October 1994, Fuqua amended its lease for corporate office space to extend the term for five years. Concurrently, Fuqua entered into a new sublease with a similar five year term with Capital for the portion of space which Capital uses. The sublease provides that if Fuqua moves out of the space it shares with Capital, or there is a change in control of Fuqua, Capital has the option of taking over the area now occupied by Fuqua on terms favorable to Capital.

12.  RETIREMENT PLANS

     Fuqua adopted a qualified defined contribution plan, effective January 1, 1993, covering all of the employees of the parent company and the leather subsidiaries and incorporating the profit-sharing plans of the leather subsidiaries. This plan provided a profit-sharing component with contributions to each employee based on his or her compensation and with the total contribution determined annually by the Board of Directors. The plan also permitted employees to make tax-deferred contributions up to the maximum limits allowed by the Internal Revenue Code, with Fuqua matching a portion of the employee's contribution under a formula approved annually by the Board of Directors.

     In 1995, Basic had two defined contribution employee benefit plans for the employees at its manufacturing facility in Fond du Lac, Wisconsin. One plan allowed employees to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The other plan was a money purchase plan which provides for employer contributions equal to 4% of eligible employee salaries. Employees became eligible to participate in the money purchase plan after 12 months of service.

     In 1995, employees at Basic's Georgia facilities participated in a profit sharing plan. This plan provided for discretionary annual contributions by Basic. Additionally, Basic adopted an employee benefit plan for its employees at the Georgia facilities which allowed eligible employees to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code.

     On April 3, 1996, Fuqua adopted the Fuqua Enterprises, Inc. Savings and Retirement Plans and Trusts which provided for tax-qualified 401(k) plans for all of Fuqua's union and non-union employees (the "New Fuqua Plans"). The non-union employees of the Lumex Division became the first participants in the New Fuqua Plans concurrent with the acquisition of the Lumex Division in April 1996. All other Fuqua employees became participants in the New Fuqua Plans on July 1, 1996 or thereafter when the existing plans covering Basic, the Leather Operations and Fuqua's corporate office were merged into the New Fuqua Plans or when the union employees of the Lumex Division became eligible to participate. The New Fuqua Plans contain a profit-sharing component allowed by Internal Revenue Code Section 401(a), with tax-deferred contributions to each participant based on his or her compensation and with the total contribution determined annually by the Board of Directors. The New Fuqua Plans also permit employees to make tax-deferred contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k), with Fuqua matching 50% of the first 4% of participants' contributions to the New Fuqua Plans.

     Total expense recognized under all of the above plans was 1996 -- $940,000, 1995 -- $309,000 and 1994 -- $372,000.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

13.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Fuqua's deferred income tax liabilities and assets are as follows:

                                                                           DECEMBER 31,
                                                                        ------------------
                                                                         1996        1995
                                                                        ------      ------
                                                                           (DOLLARS IN
                                                                            THOUSANDS)
    Deferred income tax liabilities:
      Tax over book depreciation......................................  $1,540      $1,851
                                                                        ------      ------
         Deferred income tax liabilities..............................  $1,540      $1,851
                                                                        ======      ======
    Deferred income tax assets:
      Accrued liabilities.............................................  $3,393      $3,243
      Allowance for doubtful accounts.................................     485          80
      Accrual for discontinued operations.............................   1,139       3,189
      Unrealized investment losses....................................      --          19
                                                                        ------      ------
         Deferred income tax assets...................................   5,017       6,531
                                                                        ------      ------
      Net deferred income tax assets..................................  $3,477      $4,680
                                                                        ======      ======

     Significant components of the provisions (benefits) for income taxes for continuing and discontinued operations are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995        1994
                                                              ------     -------     ------
                                                                 (DOLLARS IN THOUSANDS)
    Continuing Operations:
    Current:
    Federal.................................................  $2,316     $ 2,016     $2,205
    State...................................................     395         457        583
                                                              ------      ------     ------
                                                              $2,711     $ 2,473     $2,788
                                                              ======      ======     ======
    Deferred:
    Federal.................................................  $1,342     $   184     $ (100)
    State...................................................     156          42        (26)
                                                              ------      ------     ------
                                                              $1,498     $   226     $ (126)
                                                              ======      ======     ======
    Discontinued Operations:................................  $   --     $(2,856)    $1,215
                                                              ======      ======     ======

     In 1994, Fuqua made a favorable adjustment for amounts that were no longer considered necessary for contingencies for income taxes resulting in a reduction in income tax expense of $544,000 ($0.14 per share).

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     The provisions for income taxes for continuing operations differ from the amounts computed by applying the U.S. Federal income statutory tax rates as follows:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                     1996     1995     1994
                                                                     ----     ----     ----
    Statutory rate.................................................  35.0%    35.0%    35.0%
    State income taxes, net of federal tax benefit.................   3.2      4.0      4.2
    Business tax credits...........................................    --       --      (.2)
    Dividend credits...............................................   (.1)    (1.1)    (1.0)
    Tax-exempt interest............................................    --     (1.5)     (.2)
    Write-off of intangibles.......................................    --       .2       --
    Foreign sales corporation benefit..............................  (2.0)    (1.7)      --
    Adjustment of estimated liabilities for prior years............    --       --     (6.4)
    Other..........................................................    .6     (1.0)      --
                                                                     ----     ----     ----
                                                                     36.7%    33.9%    31.4%
                                                                     ====     ====     ====

     The provisions (benefits) for income taxes for discontinued operations differ from those amounts computed by applying the U.S. Federal income statutory tax rates due principally to tax-free interest income at American Southern.

14.  INVESTMENTS

     There were no investments at December 31, 1996. All investments at December 31, 1995 were classified as available for sale as follows:

                                                                 DECEMBER 31, 1995
                                               -----------------------------------------------------
                                                COST OR        GROSS          GROSS        ESTIMATED
                                               AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                 COST          GAINS          LOSSES         VALUE
                                               ---------     ----------     ----------     ---------
                                                              (DOLLARS IN THOUSANDS)
    Available for sale:
      Corporate Debt Securities..............   $ 2,524         $  7          $  (80)       $ 2,451
      Debt Securities issued by the U.S.
         Treasury............................     6,010           34              --          6,044
      Preferred Stocks.......................     3,964          119             (28)         4,055
                                                -------         ----           -----        -------
                                                $12,498         $160          $ (108)       $12,550
                                                =======         ====           =====        =======

     The proceeds from sales of available for sales securities were $32,798,000 in 1996. In 1996, gross realized gains were $155,000 and gross realized losses were $209,000 on sales of available for sale securities. The proceeds from sales of available for sale securities were $3,306,000 during 1995. In 1995, gross realized gains were $53,000 and gross realized losses were $11,000 on available for sale investments. The proceeds from sales of available for sale securities were $100,000 for 1994. There were no gross realized gains or losses on sales of available for sale securities in 1994. Cost is determined by specific identification for purposes of calculating realized gains and losses. There were no transfers of securities to or from the available for sale or trading categories during 1996 and 1995. There were no sales of securities classified as held to maturity during 1996 and 1995.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

15.  ENVIRONMENTAL CONTINGENCY

     In March 1994, the office of the District Attorney of Suffolk County, Long Island, New York, in conjunction with the Suffolk County Department of Health Services (collectively, the "Suffolk County Authorities"), initiated an investigation to determine whether regulated substances had been discharged from one of the Lumex Division's Bay Shore facilities in excess of permitted levels. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

     In connection with Fuqua's April 1996 acquisition of the Lumex Division, Fuqua assumed the obligations associated with this environmental matter. In late 1996, Fuqua conducted surficial soil remediation at the Bay Shore facility and reported the results to the Suffolk County Authorities. A ground water work plan was submitted concurrently with the soil remediation report and Fuqua is waiting for the necessary approvals from the Suffolk County Authorities before proceeding with execution of the ground water work plan. Fuqua is not currently able to determine when any required remediation and monitoring efforts with respect to the ground water contamination will be completed. At December 31, 1996, the Lumex Division had $1,713,000 in reserves for ground water remediation costs, including additional investigation costs which will be required. Such reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgment of independent consultants and counsel. Where available information was sufficient to estimate the amount of liability, that estimate has been used. Where information was only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range has been used. The Lumex Division has not assumed that any such costs would be recoverable from third parties nor has the Lumex Division discounted any of its cost estimates, although a portion of the ground water remediation work plan will be performed over a period of years.

     The amounts of environmental liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed. The estimate of the costs, which are not probable but for which there exists at least a reasonable possibility of occurrence, exceeds the reserves recorded by the Lumex Division at December 31, 1996 by $1,600,000.

                           SUMMARY OF QUARTERLY DATA
                                  (UNAUDITED)

                                     MARCH 31    JUNE 30(2)   SEPTEMBER 30(2)   DECEMBER 31(2)   FOR THE YEAR
                                     ---------   ----------   ---------------   --------------   ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
  Net sales........................   $30,500     $ 46,898        $49,655          $ 54,490        $181,543
  Income before interest and
     taxes.........................     2,960        3,530          4,136             3,326          13,952
  Income from continuing
     operations....................     1,600        1,838          2,087             1,748           7,273
  Income from continuing operations
     per share.....................      0.36         0.40           0.46              0.38            1.60
  Net income per share.............      0.36         0.40           0.46              0.38            1.60
1995
  Net sales........................   $24,050     $ 33,692        $27,923          $ 31,463        $117,128
  Income before interest and
     taxes.........................     1,293        2,496          2,227             2,827           8,843
  Income from continuing
     operations....................       662        1,349          1,321             1,918           5,250
  Income from continuing operations
     per share.....................      0.17         0.35           0.34              0.45            1.32
  Net income (loss) per share......      0.37         0.47           0.17             (0.33)           0.63

---------------
NOTES:

(1) No cash dividends were paid in either year. In 1996 and 1995, per share amounts are calculated on a discrete quarterly basis and for the year are based on the weighted-average shares for the four quarters of the year.

(2) Includes Basic for the two-month period ended December 31, 1995 and the Lumex Division for the nine-month period ended December 31, 1996.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                                                                           COL. C
                                                                   -----------------------
                                                                          ADDITIONS
                                                       COL. B      -----------------------                          COL. E
                                                    ------------       (1)          (2)                           ----------
                      COL. A                         BALANCE AT      CHARGED      CHARGED          COL. D         BALANCE AT
--------------------------------------------------  BEGINNING OF     TO COSTS     TO OTHER       ----------        CLOSE OF
                   DESCRIPTION                         PERIOD      AND EXPENSES   ACCOUNTS       DEDUCTIONS         PERIOD
--------------------------------------------------  ------------   ------------   --------       ----------       ----------
Year ended December 31, 1996:
 Allowance for doubtful accounts:
  Trade accounts receivable.......................    $200,000       $ 98,005           --        $ 48,005(a)      $250,000
  Lease receivables...............................          --             --     $350,000(b)           --         $350,000
Year ended December 31, 1995:
 Allowance for doubtful accounts:
  Trade accounts receivable.......................    $350,000             --           --        $150,000(a)      $200,000
Year ended December 31, 1994:
 Allowance for doubtful accounts:
  Trade accounts receivable.......................    $335,000       $ 74,483           --        $ 59,483(b)      $350,000

---------------
(a) Write-off of uncollectible accounts, net of recoveries.

(b) Recorded in the acquisition of the Lumex Division.

                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     SEPTEMBER 30,     DECEMBER 31,
                                                                         1997              1996
                                                                     -------------     ------------
                                                                      (UNAUDITED)
ASSETS
Cash and cash equivalents..........................................    $   2,072         $  4,616
Receivables
  Trade accounts, less allowance of $250 (1996, $250)..............       42,419           33,871
  Lease receivables, less allowance of $350 (1996, $350)...........           --            1,147
Inventories........................................................       46,433           42,059
Prepaid expenses and other assets..................................        3,594            2,620
Deferred income taxes..............................................        4,802            3,477
                                                                        --------         --------
     Total Current Assets..........................................       99,320           87,790
Property, plant and equipment......................................       52,710           48,927
Less accumulated depreciation......................................      (18,546)         (15,166)
                                                                        --------         --------
     Net Property, Plant and Equipment.............................       34,164           33,761
                                                                        --------         --------
Intangible assets, less accumulated amortization of $923 (1996,
  $399)............................................................       37,655           20,014
Lease receivables..................................................           --            3,503
Other assets.......................................................        1,746            1,408
                                                                        --------         --------
     Total Assets of Continuing Operations.........................      172,885          146,476
     Total Assets of Discontinued Operations.......................        3,637            4,935
                                                                        --------         --------
          Total Assets.............................................    $ 176,522         $151,411
                                                                        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses..............................    $  26,905         $ 29,992
Current portion of debt............................................          589            1,453
                                                                        --------         --------
     Total Current Liabilities.....................................       27,494           31,445
Long-term liabilities..............................................       54,444           30,686
                                                                        --------         --------
     Total Liabilities.............................................       81,938           62,131
                                                                        --------         --------
Stockholders' equity
  Preference stock, $1 par value: authorized 8,000,000 shares; none
     issued........................................................           --
  Common stock, $2.50 par value: authorized 20,000,000 shares;
     issued 4,528,669 (1996 -- 4,523,669) shares...................       11,322           11,309
Additional paid-in capital.........................................       24,902           24,847
Retained earnings..................................................       59,233           53,971
                                                                        --------         --------
                                                                          95,457           90,127
Treasury stock, at cost: 45,960 (1996 -- 44,822) shares............         (873)            (847)
                                                                        --------         --------
     Total Stockholders' Equity....................................       94,584           89,280
                                                                        --------         --------
          Total Liabilities and Stockholders' Equity...............    $ 176,522         $151,411
                                                                        ========         ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
            (UNAUDITED; AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     FOR THREE MONTHS
                                                           ENDED            FOR NINE MONTHS ENDED
                                                       SEPTEMBER 30,            SEPTEMBER 30,
                                                    -------------------     ---------------------
                                                     1997        1996         1997         1996
                                                    -------     -------     --------     --------
REVENUES:
  Net Sales.......................................  $60,372     $49,655     $178,701     $127,053
  Investment income...............................      104         572          187        1,839
                                                    -------     -------     --------      -------
  Total revenues..................................   60,476      50,227      178,888      128,892
COSTS AND EXPENSES:
  Cost of sales...................................   47,377      38,210      141,655       98,584
  Selling, general and administrative expenses....    8,968       7,881       26,982       19,682
  Interest expense................................      776         862        2,307        1,956
                                                    -------     -------     --------      -------
  Total costs and expenses........................   57,121      46,953      170,944      120,222
                                                    -------     -------     --------      -------
INCOME BEFORE INCOME TAXES........................    3,355       3,274        7,944        8,670
INCOME TAXES......................................    1,040       1,187        2,682        3,145
                                                    -------     -------     --------      -------
NET INCOME........................................  $ 2,315     $ 2,087     $  5,262     $  5,525
                                                    =======     =======     ========      =======

PER SHARE:
  Net Income......................................  $   .51     $   .46     $   1.16     $   1.21
Common shares and equivalents.....................    4,563       4,565        4,530        4,556

     See accompanying Notes to Condensed Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNAUDITED; AMOUNTS IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                           1997         1996
                                                                          -------     --------
OPERATING ACTIVITIES
  Net cash used in continuing operations................................  $(6,266)    $ (6,584)
  Net cash provided by discontinued operations..........................    1,298        3,759
                                                                          -------     --------
          Net Cash Used In All Operations...............................   (4,968)      (2,825)
                                                                          -------     --------
INVESTING ACTIVITIES
  Purchase of business, net of cash acquired............................    1,058      (41,300)
  Sales of available for sale investments...............................       --       21,465
  Purchases of available for sale investments...........................       --      (20,341)
  Purchase of property, plant and equipment.............................   (2,070)      (2,041)
  Total from discontinued operations....................................       --         (165)
                                                                          -------     --------
          Net Cash Used In Investing Activities.........................   (1,012)     (42,382)
                                                                          -------     --------
FINANCING ACTIVITIES
  Net increase in notes payable.........................................       --       20,200
  Payment of long-term liabilities......................................   (1,193)      (2,064)
  Additional long-term liabilities......................................    4,587           --
  Exercise of stock options.............................................       68          974
  Acquired shares for treasury..........................................      (26)        (827)
                                                                          -------     --------
          Net Cash Provided By Financing Activities.....................    3,436       18,283
                                                                          -------     --------
Increase (Decrease) in Cash and Cash Equivalents
  Continuing Operations.................................................   (2,559)     (30,518)
  Discontinued Operations...............................................       15        3,594
Cash and Cash Equivalents, Beginning of Period..........................    4,616       29,000
                                                                          -------     --------
Cash and Cash Equivalents, End of Period................................  $ 2,072     $  2,076
                                                                          =======     ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  CORPORATE DEVELOPMENT ACTIVITIES

     Merger: On September 5, 1997, Fuqua Enterprises, Inc. ("Fuqua") entered into an Agreement and Plan of Merger whereby Fuqua would be acquired by Graham-Field Health Products, Inc. ("Graham-Field") in a tax free exchange of
2.1 shares of Graham-Field common stock for each share of Fuqua common stock (the "Merger"). The exchange ratio is subject to upward adjustment in the event that Graham-Field's average stock price for the 10-day period ending two days prior to the Merger falls below $13.5714 and to downward adjustment in the event that the average stock price exceeds $17.6190. Accordingly, Fuqua stockholders are assured of receiving Graham-Field stock valued at not less than $28.50 nor more than $37.00 in exchange for each Fuqua share.

     The closing of the Merger, which currently is expected to occur in December 1997, is subject to customary conditions, including approval by the stockholders of both Graham-Field and Fuqua and the receipt of all necessary governmental and regulatory approvals. The principal stockholders of Fuqua, which own approximately 46% of the outstanding shares (including the Fuqua family which owns 32%), have entered into voting agreements with Graham-Field pursuant to which they have agreed to vote their shares in favor of the Merger. Graham-Field stockholders owning shares representing approximately 37% of the outstanding voting power have entered into similar voting agreements. The waiting period required by Hart-Scott-Rodino Antitrust Improvements Act expired October 25, 1997. The Merger is expected to close in December 1997.

     Acquisitions: On April 3, 1996, Fuqua acquired the medical products operations of Lumex, Inc. (the "Lumex Division") from Cybex International, Inc. (formerly Lumex, Inc., the "Seller"). The purchase price for the Lumex Division was $40.7 million subject to a final adjustment as provided in the asset sale agreement. The final purchase price adjustment is in dispute and is being resolved through arbitration. Fuqua submitted its initial position statement to the arbitrator in March 1997, which claimed that net assets at the closing date were overstated by $9.3 million. In March 1997, Fuqua gave notice to the Seller to preserve Fuqua's indemnification rights provided in the asset sale agreement. On April 18, 1997, the Seller obtained an interim stay of the arbitration proceedings, pending a hearing on May 9, 1997. On May 9, 1997, the New York County Supreme Court vacated its stay of the arbitration proceedings and directed Fuqua and the Seller to proceed to arbitration forthwith. On June 10, 1997, the Seller filed a motion for a stay of arbitration pending the hearing and determination of the Seller's appeal with the Appellate Division of the New York County Supreme Court. On June 24, 1997, the Appellate Division denied the Seller's motion to stay the arbitration proceedings pending appeal. Accordingly, Fuqua and the Seller are continuing with the arbitration proceedings which are expected to be completed by December 1997. On August 4, 1997, the Seller filed its brief with the Appellate Division in connection with the Seller's appeal of the May 9, 1997 Order of the New York County Supreme Court. The appeal is scheduled to be considered by the Appellate Division in the December 1997 term of court.

     On February 26, 1997, Fuqua acquired 100% of the outstanding common stock and warrants of Prism Enterprises, Inc. ("Prism"). Prism, whose 1996 net sales were $12.0 million, is a manufacturer of therapeutic heat and cold packs for medical and consumer uses and vacuum systems for obstetrical and other applications. Prism's operating facilities are located in San Antonio, Texas and Rancho Cucamonga, California. The purchase price was $19.5 million and was financed with borrowings under Fuqua's Revolving Credit Facility. Based on the preliminary allocation of purchase price, the excess purchase price over the net assets acquired of $16.2 million was assigned to goodwill and is being amortized on a straight-line basis over 30 years.

     The results of operations of the Lumex Division are included in the Condensed Consolidated Financial Statements for the three months and nine months ended September 30, 1997. The results of operations of Prism are included in the Condensed Consolidated Financial Statements for the period from acquisition date, February 26, 1997, through September 30, 1997. The following pro forma summary presents Fuqua's consolidated results from operations as if these acquisitions had occurred on the first day of each of the respective three and nine month periods for Prism and on January 1, 1996 for the Lumex Division. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES would have occurred had the acquisitions actually been made as of those dates or the results which may occur in the future.

                          FOR THREE MONTHS     FOR THREE MONTHS     FOR NINE MONTHS     FOR NINE MONTHS
                               ENDED                ENDED                ENDED               ENDED
                           SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,       SEPTEMBER 30,
                                1997                 1996                1997                1996
                          ----------------     ----------------     ---------------     ---------------
                                            (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
    Net sales............     $ 60,372             $ 52,959            $ 179,278           $ 149,810
    Net income (loss)....        2,315                2,473                5,225              (1,260)
    Net income (loss) per
      share..............          .51                  .54                 1.15                (.28)

2.  PER SHARE CALCULATIONS

     Per share calculations are based on the average number of shares outstanding plus common stock equivalents, if dilutive. Common stock equivalents include the effect of options granted to key employees under Fuqua's Stock Option Plans. Fully diluted per share calculations are not significantly different from those reported.

3.  INVENTORIES

     Inventories consisted of the following:

                                                           SEPTEMBER 30,       DECEMBER 31,
                                                               1997                1996
                                                           -------------       ------------
                                                                (AMOUNTS IN THOUSANDS)
        Finished goods....................................    $16,663            $ 16,238
        Work in progress..................................     11,238              12,338
        Raw materials and supplies........................     18,532              13,483
                                                              -------             -------
                                                              $46,433            $ 42,059
                                                              =======             =======

4.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                  FOR NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                 -----------------------
                                                                   1997           1996
                                                                 --------       --------
                                                                 (AMOUNTS IN THOUSANDS)
        Interest payments....................................... $  2,220       $  2,179
                                                                  =======        =======
        Income tax payments..................................... $  1,364       $  2,095
                                                                  =======        =======
        Issuance of debt in connection with business
          acquisition........................................... $ 19,500       $ 33,000
                                                                  =======        =======

5.  CAPITAL STOCK

     During the three months ended September 30, 1997, options for 27,000 and 2,000 shares of common stock were granted at $21.188 and $24.50 per share, respectively, no options were exercised and Fuqua acquired no shares of common stock for the treasury. During the nine months ended September 30, 1996, options for 25,000 shares of common stock were granted at $24.00 per share, no options were exercised and Fuqua acquired no shares of common stock for its treasury.
                            ------------------------

     The unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. However, interim period results are not necessarily indicative of results for the year, taken as a whole. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus.

                            FINANCIAL STATEMENTS OF
                       THE LUMEX DIVISION OF LUMEX, INC.

                         REPORT OF INDEPENDENT AUDITORS

Fuqua Enterprises, Inc.

     We have audited the accompanying balance sheets of the Lumex Division of Lumex, Inc. (the "Lumex Division") as of December 31, 1995 and 1994, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of, and all references to management in the accompanying footnotes refer to, the management of Fuqua Enterprises, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Lumex Division at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

New York, New York
March 13, 1996, except for Note 1,
  as to which the date is
  March 13, 1997

                         LUMEX DIVISION OF LUMEX, INC.

                                 BALANCE SHEETS

                                                        MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents............................  $      7,182   $      7,184   $      4,927
Trade accounts receivable............................    10,229,774     12,281,563     11,295,873
Inventories..........................................    10,390,732      9,410,029      5,410,024
Net lease receivables................................     2,878,099      3,298,111      1,603,271
Prepaid expenses and other current assets............       576,113        532,522      1,219,479
                                                        -----------    -----------    -----------
          Total Current Assets.......................    24,081,900     25,529,409     19,533,574
Property, plant and equipment
  Land...............................................       308,594        308,594        308,594
  Buildings and improvements.........................    10,275,867      9,748,671      7,159,034
  Machinery and equipment............................    15,012,948     14,633,519     11,401,736
  Construction in progress...........................            --        230,913         97,662
                                                        -----------    -----------    -----------
                                                         25,597,409     24,921,697     18,967,026
  Less accumulated depreciation......................   (12,627,735)   (12,163,167)   (10,427,990)
                                                        -----------    -----------    -----------
Net property, plant and equipment....................    12,969,674     12,758,530      8,539,036
Net lease receivables................................     3,545,736      6,807,398      6,311,204
Intangible assets, less accumulated amortization of
  $2,703,001, $2,630,174 and $1,777,750,
  respectively.......................................     1,761,301      4,862,776      2,362,193
Other................................................       235,181        232,522         52,517
                                                        -----------    -----------    -----------
          Total Assets...............................  $ 42,593,792   $ 50,190,635   $ 36,798,524
                                                        ===========    ===========    ===========
LIABILITIES AND PARENT COMPANY'S EQUITY AND ADVANCES,
  NET
Accounts payable.....................................  $  6,750,294   $  8,277,504   $  5,555,212
Accrued liabilities..................................     4,866,176      5,053,803      4,153,257
                                                        -----------    -----------    -----------
          Total Current Liabilities..................    11,616,470     13,331,307      9,708,469
Parent Company's Equity and Advances, Net............    30,977,322     36,859,328     27,090,055
                                                        -----------    -----------    -----------
          Total Liabilities and Parent Company's
            Equity and Advances, Net.................  $ 42,593,792   $ 50,190,635   $ 36,798,524
                                                        ===========    ===========    ===========

                See accompanying notes to financial statements.

                         LUMEX DIVISION OF LUMEX, INC.

                            STATEMENTS OF OPERATIONS

                                         THREE MONTHS ENDED           YEAR ENDED DECEMBER 31,
                                             MARCH 31,        ---------------------------------------
                                                1996             1995          1994          1993
                                         ------------------   -----------   -----------   -----------
                                            (UNAUDITED)
Net sales..............................     $ 13,570,190      $60,590,972   $60,777,293   $54,188,695
Costs and Expenses:
  Costs of sales.......................       11,207,393       41,902,102    40,203,960    34,907,042
  Shipping.............................          843,874        3,420,064     3,259,905     2,937,482
  Selling..............................        1,428,520        6,921,030     6,439,939     5,746,782
  Marketing............................          564,716        2,942,021     3,058,884     2,728,101
  Product development..................          230,047        2,019,318       783,208       961,013
  Administrative.......................        7,313,820        4,708,558     4,013,040     3,890,393
  Other (income).......................         (394,460)        (874,720)     (510,300)      (49,499)
  Provision for environmental costs....               --               --            --     2,000,000
                                             -----------      -----------   -----------   -----------
          Total Costs and Expenses.....       21,193,910       61,038,373    57,248,636    53,121,314
                                             -----------      -----------   -----------   -----------
(Loss) Income Before Income Taxes......       (7,623,720)        (447,401)    3,528,657     1,067,381
Income Tax (Provision) Benefit.........        3,049,488          178,960    (1,411,462)     (426,952)
                                             -----------      -----------   -----------   -----------
Net (Loss) Income......................     $ (4,574,232)     $  (268,441)  $ 2,117,195   $   640,429
                                             ===========      ===========   ===========   ===========

                See accompanying notes to financial statements.

                         LUMEX DIVISION OF LUMEX, INC.

                            STATEMENTS OF CASH FLOWS

                                        THREE MONTHS ENDED           YEAR ENDED DECEMBER 31,
                                            MARCH 31,        ----------------------------------------
                                               1996              1995          1994          1993
                                        ------------------   ------------   -----------   -----------
                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income.....................     $ (4,574,232)     $   (268,441)  $ 2,117,195   $   640,429
Noncash items included in net (loss)
  income:
  Depreciation and amortization.......          766,005         2,590,748     1,568,912     1,256,338
  Write-off of intangible assets......        2,964,117           900,000            --            --
  Write-off of lease receivables......        3,397,382         3,359,868            --            --
  Warranty provision..................          543,000           107,000            --            --
  Write-off of trade accounts
     receivable.......................          222,500                --            --            --
Changes in operating assets and
  liabilities:
  Accounts receivable.................        1,829,289          (985,690)   (2,250,944)     (716,202)
  Inventories.........................       (1,203,571)       (4,000,005)   (1,172,839)      845,387
  Other current assets................          (43,591)          686,957        (1,580)     (868,123)
  Lease receivables...................          420,012        (1,694,840)     (889,439)     (713,832)
  Accounts payable....................       (1,527,210)        2,722,292       254,405     1,734,149
  Accrued liabilities.................         (730,627)          793,546    (2,264,865)    3,869,059
                                            -----------      ------------   -----------   -----------
Net Cash (Used in) Provided By
  Operating Activities................        2,063,074         4,211,435    (2,639,155)    6,047,205
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and
  equipment...........................         (675,712)       (5,957,818)   (1,527,959)   (1,485,175)
Increase in intangible assets.........         (164,079)       (4,253,007)     (665,475)     (114,132)
                                            -----------      ------------   -----------   -----------
Net Cash Used In Investing
  Activities..........................         (839,791)      (10,210,825)   (2,193,434)   (1,599,307)
                                            -----------      ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Parent company advances, net..........       (1,307,774)       10,037,714     9,489,420    (2,756,087)
Increase in lease receivables.........           87,148        (3,856,062)   (4,702,757)   (1,608,447)
Other.................................           (2,659)         (180,005)       45,158       (84,325)
                                            -----------      ------------   -----------   -----------
Net Cash (Used in) Provided By
  Financing Activities................       (1,223,285)        6,001,647     4,831,821    (4,448,859)
                                            -----------      ------------   -----------   -----------
Net (Decrease) Increase In Cash And
  Cash Equivalents....................               (2)            2,257          (768)         (961)
Cash And Cash Equivalents at Beginning
  of Period...........................            7,184             4,927         5,695         6,656
                                            -----------      ------------   -----------   -----------
Cash And Cash Equivalents at End of
  Period..............................     $      7,182      $      7,184   $     4,927   $     5,695
                                            ===========      ============   ===========   ===========

                See accompanying notes to financial statements.

                         LUMEX DIVISION OF LUMEX, INC.

                         NOTES TO FINANCIAL STATEMENTS
     (INFORMATION PERTAINING TO THE FINANCIAL STATEMENTS AT MARCH 31, 1996
                  AND FOR THE PERIOD THEN ENDED IS UNAUDITED)

1.  ACQUISITION AND BASIS OF PRESENTATION

     On April 3, 1996, Fuqua Enterprises, Inc. ("Fuqua") acquired the Lumex Division of Lumex, Inc. for approximately $40,700,000 in cash, subject to a final purchase price adjustment as provided in the asset sale agreement.

     The 1995 financial statements include charges totaling $3,045,000 which relate to trade accounts and lease receivables ($1,904,000), warranty reserves ($107,000), intangible assets ($900,000) and inventory obsolescence ($134,000). Subsequent to March 13, 1996, these charges were determined appropriate to be included in the 1995 financial statements.

     The accompanying financial statements reflect the financial position and results of operations and cash flows of the Lumex Division of Cybex International, Inc. (formerly Lumex Inc., the "Parent") and the lease receivables related to low air loss bed systems sold by the Lumex Division and financed by Cybex Financial Corp., an affiliated company (collectively, the "Lumex Division") and have been prepared to meet the requirements of Regulation S-X for the financial statements of a business acquired. These financial statements do not reflect any adjustments related to the Fuqua allocation of the purchase price which Fuqua paid for the Lumex Division.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

     The Lumex Division develops and markets a wide range of health care products including specialty seating, bath safety, mobility products, health care beds and therapeutic support systems for the acute, long-term and home care markets.

     Cash and cash equivalents: All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost or market. Inventory costs have been determined by the last-in first-out (LIFO) method.

     Property, plant and equipment: Property, plant and equipment, including expenditures for renewals and betterments, are recorded at cost. Depreciation is computed using the straight-line method over the assets estimated useful lives (buildings -- 40 years; building improvements -- 15 years; machinery and equipment -- 3 to 10 years).

     Intangibles: Intangibles consist principally of patents, excess cost over assets acquired and trademarks which are recorded at cost and amortized over the estimated useful lives by the straight-line method for periods ranging from 5 to 30 years. The amounts of recorded intangibles determined to be unrecoverable are charged to results of operations in the period such determination is made (See
Note 7).

     Advertising costs: The Lumex Division expenses advertising costs when incurred. The amounts of such costs were insignificant in each of the periods presented in these financial statements.

     Revenue recognition:  Sales are recorded when goods are shipped.

     Product development: Product development costs are expensed as they are incurred. During 1995, the Lumex Division expensed $900,000 of the amounts paid to Airbed Corporation, representing purchased research and development costs.

     Income taxes: The Lumex Division's deferred tax assets/liabilities are recorded at the Parent Company level. The provision/benefit for income taxes has been determined on a Lumex Division stand alone basis.

                         LUMEX DIVISION OF LUMEX, INC.

     Recent pronouncements: In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Lumex Division adopted SFAS 121 in the first quarter of 1996. The adoption of SFAS 121 did not impact the financial results of the Lumex Division. As described in Note 7, the $2,864,000 adjustment to certain intangibles in the first quarter of 1996 was required by generally accepted accounting principles which applied before the adoption of SFAS 121.

     Allocation of corporate charges: The Lumex Division's financial statements reflect operating expenses incurred by the Parent which have been allocated to the Lumex Division for each of the periods presented. These allocated expenses represent costs for executive management services and were determined based on the proportion of the Lumex Division sales and staff levels to the total incurred by Parent on a consolidated basis for 1993 and 1994. For the calendar year 1995, the Parent modified the method of estimating the amount to be allocated to reflect the expenses incurred by Parent that were directly related and incremental to the Lumex Division. The amounts allocated to the Lumex Division were $135,682, $781,143 and $820,730 for December 31, 1995, 1994 and
1993, respectively. Management believes that the resulting allocated expenses are not materially different than what such expenses would have been on a stand alone basis.

     Parent Company's Equity and Advances, Net: The Parent Company's Equity and Advances, Net, represents the Parent's accumulated equity in the Lumex Division as well as the net payable/receivable balances due to/from the Parent resulting from cash transfers and allocated expenses.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates and such differences may be material to the financial statements.

3.  LEASES

     As Lessor: The Lumex Division offers lease financing to distributors of its low air loss bed systems under the terms of either a fixed payment lease or shared revenue lease contract, both of which are accounted for as sales type leases. Standard lease contracts contain fixed monthly payments and are generally for 36-48 months at which time title transfers to the lessee. Under shared revenue lease contracts the lessee pays the greater of a fixed percentage of monthly revenue collected from rentals of the equipment or a minimum monthly payment. Shared revenue lease contracts are generally for 60 months at which time title does not pass to the lessee. Leases are secured by the equipment leased including any revenues derived therefrom. Lease receivables at December 31, 1995 and 1994 and March 31, 1996 was comprised of the following:

                                                                         DECEMBER 31,
                                                   MARCH 31,      ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Gross minimum lease payments receivable.....  $16,615,724     $17,168,793     $10,830,660
    Less unearned interest income...............   (3,307,398)     (3,576,172)     (2,649,240)
    Less reserve for returns....................   (6,034,382)     (2,799,000)             --
    Less allowance for uncollectible accounts
      and lease receivables.....................     (850,109)       (688,112)       (266,945)
                                                  -----------     -----------     -----------
                                                    6,423,835      10,105,509       7,914,475
    Current portion.............................   (2,878,099)     (3,298,111)     (1,603,271)
                                                  -----------     -----------     -----------
    Non-current portion.........................  $ 3,545,736     $ 6,807,398     $ 6,311,204
                                                  ===========     ===========     ===========

                         LUMEX DIVISION OF LUMEX, INC.

     Gross minimum lease payments receivable are as follows:

                                  YEAR ENDING
                                  DECEMBER 31,                       TOTAL
                ------------------------------------------------  -----------
                1996............................................  $ 4,241,969
                1997............................................    4,293,068
                1998............................................    4,189,388
                1999............................................    3,122,378
                2000............................................    1,252,162
                Thereafter......................................       69,828
                                                                   ----------
                                                                  $17,168,793
                                                                   ==========

     As Lessee: The Lumex Division has lease commitments expiring at various dates through 2000, principally for facilities and data processing equipment under non-cancelable operating leases. Future minimum payments under these leases are as follows:

                                  YEAR ENDING
                                  DECEMBER 31,                       TOTAL
                ------------------------------------------------  -----------
                1996............................................  $   645,829
                1997............................................      506,675
                1998............................................      472,620
                1999............................................      471,072
                2000............................................      292,284
                                                                   ----------
                                                                  $ 2,388,480
                                                                   ==========

     Rent expense under operating leases for the years 1995, 1994 and 1993 was $458,406, $335,448 and $316,782, respectively, and for the three months ended March 31, 1996 was $173,640.

4.  OTHER INFORMATION

     Receivables: Trade accounts receivable are stated net of allowances for doubtful accounts of $195,983 at December 31, 1995 and $106,449 at December 31, 1994 and $440,344 at March 31, 1996. The provision for bad debts for the years ended December 31, 1995, 1994 and 1993 was $158,822, $236,414 and $81,498,
respectively, and was $327,851 for the three months ended March 31, 1996.

     Inventories:  Inventories consist of the following:

                                                                         DECEMBER 31,
                                                   MARCH 31,      ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Finished goods..............................  $ 8,657,092     $ 5,487,990     $ 2,947,058
    Work in process.............................    4,746,188       1,495,147       1,662,524
    Raw materials...............................      359,046       5,798,486       3,920,527
    LIFO reserve................................   (3,371,594)     (3,371,594)     (3,120,085)
                                                  -----------     -----------     -----------
                                                  $10,390,732     $ 9,410,029     $ 5,410,024
                                                  ===========     ===========     ===========

                         LUMEX DIVISION OF LUMEX, INC.

     Accrued Liabilities:  Accrued liabilities consist of the following:

                                                                          DECEMBER 31,
                                                     MARCH 31,      -------------------------
                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Salaries, bonuses and commissions..............  $  222,359     $  392,321     $  427,250
    Accrued vacation...............................     500,669        443,568        419,651
    Retirement contributions.......................     282,526        282,529        212,550
    Self insurance obligations.....................   1,026,600      1,026,600      1,256,213
    Payable under Airbed Assets Purchase
      Agreement....................................     522,551      1,212,551             --
    Environmental remediation......................   1,308,994      1,331,546      1,663,000
    Warranty Obligations...........................     794,200        204,000             --
    Other..........................................     208,277        160,688        174,593
                                                     ----------     ----------     ----------
                                                     $4,866,176     $5,053,803     $4,153,257
                                                     ==========     ==========     ==========

5.  ENVIRONMENTAL COSTS

     In March 1994, the Office of the District Attorney Suffolk County, Long Island, New York, in conjunction with the Suffolk County Department of Health Services (collectively, the "Suffolk County Authorities"), initiated an investigation to determine whether regulated substances had been discharged from one of the Lumex Division's Bay Shore facilities in excess of permitted levels. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

     At December 31, 1995, the Lumex Division had $1.3 million in reserves for remediation costs, including additional investigation costs which are probable of occurring. Reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgement of consultants and counsel. Where the available information was sufficient to estimate the amount of the liability, that estimate has been used. Where the information was only sufficient to establish a range of probable liability and no point within the range was more likely than another, the lower end of the range has been used. The Lumex Division has not assumed any such costs will be recoverable from third parties nor has the Lumex Division discounted any of its cost estimates although a portion of the remediation work plan would be performed over a period of years.

     The amounts of these liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed. The estimate of the costs, which is not probable but for which there exists at least a reasonable possibility of occurrence, exceeds the current reserves by $2.2 million.

6.  BENEFIT PLANS

     The Lumex Division has a non-contributory defined contribution retirement plan (the "Retirement Plan") covering substantially all employees. Contributions to the Retirement Plan are based upon annual compensation for those persons employed (as defined) at December 31 and are funded annually. The Retirement Plan expense was $282,528, $259,755 and $237,116 for the years 1995, 1994 and
1993, respectively.

                         LUMEX DIVISION OF LUMEX, INC.

7.  INTERIM FINANCIAL INFORMATION -- INTANGIBLE ASSETS AND LEASE RECEIVABLES

     The accompanying unaudited interim financial information of the Lumex Division reflects all adjustments which are, in the opinion of Management, necessary for a fair presentation of the financial position and results of operations at and for the three months ended March 31, 1996. Such interim results are not necessarily indicative of the results which may be expected for the entire fiscal year. The accompanying unaudited interim financial information does not include comparative information for the three months ended March 31, 1995 because sufficient data are not available to Management to enable it to prepare the financial information for such interim period.

     In February 1995, the Lumex Division acquired certain assets of Airbed Corporation ("Airbed") ("Acquisition Agreement") including all the rights, title and interest in the technology utilized in the Akrotech bed systems distributed by the Lumex Division under existing distributor agreements. Concurrently, the Lumex Division and Airbed entered into an exclusive Manufacturing Agreement pursuant to which Airbed would continue to manufacture the air control unit of the bed systems subject to certain conditions of product quality, delivery terms and pricing. The purchase price for these assets was $2.25 million plus certain contingent payments.

     Contingent payments were payable based upon the occurrence of certain events as described in the Acquisition Agreement. At December 31, 1995, contingent payments totaling $150,000 had been paid. A dispute arose between the Lumex Division and Airbed over the remaining contingent payments which was resolved under the terms of a Settlement Agreement entered into on March 29, 1996. In accordance with the Settlement Agreement, the Lumex Division agreed to make payments totaling $1,900,000, less amounts previously loaned to Airbed of $497,449. The balance due was payable in weekly installments through April 29, 1996 totaling $1,160,000 with the balance due the earlier of three days after closing of the sale of the Lumex Division or May 3, 1996. The payments made pursuant to the Acquisition Agreement and Settlement Agreement, which were not related to purchased research and development, were included in intangible assets in the accompanying December 31, 1995 balance sheet.

     Subsequent to December 31, 1995, Management determined that the distributors through which Lumex sold the low air loss bed systems were returning large numbers of the bed systems. As a result, Management evaluated the recoverability of the intangible asset arising from the Acquisition and Settlements Agreements and, in accordance with Accounting Principles Board Opinion No. 17, wrote-off the remaining unamortized intangible asset balance of approximately $2,864,000 in the first quarter of 1996. Additionally, Management also determined that an intangible asset totaling $100,000, representing a license paid for rights to incorporate certain technology into a product line, was not feasible and was written off in the first quarter of 1996.

     Additionally, subsequent to December 31, 1995, Management identified distributors who were not going to be able to pay their lease obligations to the Lumex Division or would be able to do so only after adjustment of the terms of the lease or return of low air loss bed systems. As a result, an allowance for doubtful accounts was established in the first quarter of 1996 to reserve for net lease receivables ($3,397,382) and trade accounts receivable ($222,500) which were outstanding at December 31, 1995.

======================================================

     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation by Reference............    3
Prospectus Summary....................    5
The Company...........................   12
Risk Factors..........................   12
Use of Proceeds of New Notes..........   20
Use of Proceeds of Old Notes..........   20
Recent Developments...................   20
Capitalization........................   22
The Exchange Offer....................   23
Selected Consolidated Financial
  Information and Operating Data......   30
Pro Forma Combined Condensed Financial
  Information.........................   32
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   46
Business..............................   51
Management............................   62
Principal Stockholders................   65
Security Ownership of Management......   66
Certain Transactions..................   69
Description of Credit Facility........   70
Description of New Notes..............   71
Old Notes; Registration Rights........   96
Certain Federal Income Tax
  Considerations Relating to the
  Exchange Offer......................   98
Plan of Distribution..................  100
Legal Matters.........................  100
Experts...............................  100
Index to Financial Statements.........  F-1

======================================================

======================================================

                                  $100,000,000

                                      LOGO

                              GRAHAM-FIELD HEALTH
                                 PRODUCTS, INC.

                        9 3/4% SENIOR SUBORDINATED NOTES
                               DUE 2007, SERIES A

                            ------------------------

                                   PROSPECTUS
                                January 9, 1998
                            ------------------------
                               OFFER TO EXCHANGE
                           9 3/4% SENIOR SUBORDINATED
                            NOTES DUE 2007, SERIES A
                                      FOR
                           9 3/4% SENIOR SUBORDINATED
                                 NOTES DUE 2007
======================================================